UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

EXPLANATORY NOTE

The interim consolidated financial statements included herein have not been audited or reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Interim Consolidated Financial

Statements and Interim

Consolidated Management

Report ended June 30, 2017

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish language version prevails.

Contents

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheets		4

Consolidated income statements		7

Consolidated statements of recognized income and expenses		8

Consolidated statements of changes in equity		9

Consolidated statements of cash flows		11

NOTES TO THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS

1.	Introduction, basis for the presentation of the interim Consolidated Financial Statements, internal control of financial information and other information	12

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements	15

3.	BBVA Group	43

4.	Shareholder remuneration system	44

5.	Earnings per share	45

6.	Operating segment reporting	46

7.	Risk management	48

8.	Fair value	91

9.	Cash and cash balances at centrals and banks and other demands deposits and Financial liabilities measured at amortized cost	101

10.	Financial assets and liabilities held for trading	102

11.	Financial assets and liabilities designated at fair value through profit or loss	105

12.	Available-for-sale financial assets	105

13.	Loans and receivables	112

14.	Held-to-maturity investments	115

15.	Hedging derivatives and fair value changes of the hedged items in portfolio hedge of interest rate risk	117

16.	Investments in subsidiaries, joint ventures and associates	120

17.	Tangible assets	122

18.	Intangible assets	123

19.	Tax assets and liabilities	124

20.	Other assets and liabilities	128

21.	Non-current assets and disposal groups classified as held for sale	129

22.	Financial liabilities at amortized cost	130

23.	Liabilities under reinsurance and insurance contracts	134

24.	Provisions	136

25.	Post-employment and other employee benefit commitments	137

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish language version prevails.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish language version prevails.

APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group	182

APPENDIX II Additional information on investments in subsidiaries, joint ventures and associates in the BBVA Group	191

APPENDIX III Changes and notification of investments and divestments in the BBVA Group in the six month ended June 30, 2017	192

APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of June 30, 2017	196

APPENDIX V BBVA Group’s structured entities. Securitization funds	197

APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of June 30, 2017 and December 31, 2016	198

APPENDIX VII Consolidated balance sheets held in foreign currency as of June 30, 2017 and December 31, 2016	202

APPENDIX VIII Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.	203

APPENDIX IX Information on data derived from the special accounting registry	212

APPENDIX X Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012	218

APPENDIX XI Additional information on Risk Concentration	226

Glossary	237

INTERIM CONSOLIDATED MANAGEMENT REPORT

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish language version prevails.

Consolidated balance sheets as of June 30, 2017 and December 31, 2016

		Millions of Euros
ASSETS	Notes	June 2017	December 2016 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND
DEPOSITS	9	34,720	40,039
FINANCIAL ASSETS HELD FOR TRADING	10	68,885	74,950
Derivatives		37,505	42,955
Equity instruments		4,201	4,675
Debt securities		27,114	27,166
Loans and advances to central banks		-	-
Loans and advances to credit institutions		-	-
Loans and advances to customers		65	154
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,230	2,062
Equity instruments		2,023	1,920
Debt securities		203	142
Loans and advances to central banks		-	-
Loans and advances to credit institutions		3	-
Loans and advances to customers		-	-
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	74,666	79,221
Equity instruments		4,151	4,641
Debt securities		70,514	74,580
LOANS AND RECEIVABLES	13	458,494	465,977
Debt securities		11,328	11,209
Loans and advances to central banks		11,142	8,894
Loans and advances to credit institutions		26,937	31,373
Loans and advances to customers		409,087	414,500
HELD-TO-MATURITY INVESTMENTS	14	14,531	17,696
HEDGING DERIVATIVES	15	2,223	2,833
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF
INTEREST RATE RISK	15	14	17
JOINT VENTURES, ASSOCIATES AND UNCONSOLIDATED SUBSIDIARIES	16	1,142	765
Joint ventures		267	229
Associates		875	536
INSURANCE AND REINSURANCE ASSETS	23	432	447
TANGIBLE ASSETS	17	8,211	8,941
Property, plants and equipment		7,648	8,250
For own use		7,274	7,519
Other assets leased out under an operating lease		374	732
Investment properties		563	691
INTANGIBLE ASSETS	18	9,047	9,786
Goodwill		6,487	6,937
Other intangible assets		2,560	2,849
TAX ASSETS	19	17,314	18,245
Current		1,666	1,853
Deferred		15,649	16,391
OTHER ASSETS	20	7,177	7,274
Insurance contracts linked to pensions		-	-
Inventories		3,125	3,298
Rest		4,051	3,976
NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE	21	3,344	3,603
TOTAL ASSETS		702,429	731,856

(*)	Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 57 and Appendix I to XI are an integral part of the Consolidated Financial Statements as of June 30, 2017.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish language version prevails.

Consolidated balance sheets as of June 30, 2017 and December 31, 2016

		Millions of Euros
LIABILITIES AND EQUITY	Notes	June 2017	December 2016 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	10	49,532	54,675
Trading derivatives		38,528	43,118
Short positions		11,004	11,556
Deposits from central banks		-	-
Deposits from credit institutions		-	-
Customer deposits		-	-
Debt certificates		-	-
Other financial liabilities		-	-
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE	11	2,437	2,338
THROUGH PROFIT OR LOSS
Deposits from central banks		-	-
Deposits from credit institutions		-	-
Customer deposits		2	-
Debt certificates		-	-
Other financial liabilities		2,434	2,338
FINANCIAL LIABILITIES AT AMORTIZED COST	22	566,021	589,210
Deposits from central banks		36,525	34,740
Deposits from credit institutions		52,477	63,501
Customer deposits		394,626	401,465
Debt certificates		69,513	76,375
Other financial liabilities		12,880	13,129
HEDGING DERIVATIVES	15	2,780	2,347
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO
HEDGES OF INTEREST RATE RISK	15	11	-
LIABILITIES UNDER INSURANCE AND REINSURANCE
CONTRACTS	23	9,846	9,139
PROVISIONS	24	8,184	9,071
Provisions for pensions and similar obligations	25	5,648	6,025
Other long term employee benefits		64	69
Provisions for taxes and other legal contingencies		718	418
Provisions for contingent risks and commitments		850	950
Other provisions		904	1,609
TAX LIABILITIES	19	3,851	4,668
Current		1,003	1,276
Deferred		2,848	3,392
OTHER LIABILITIES	20	5,026	4,979
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS		14	-
HELD FOR SALE
TOTAL LIABILITIES		647,702	676,428

(*)	Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 57 and Appendix I to XI are an integral part of the Consolidated Financial Statements as of June 30, 2017.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish language version prevails.

Consolidated balance sheets as of June 30, 2017 and December 31, 2016

		Millions of Euros
LIABILITIES AND EQUITY (Continued)	Notes	June 2017	December 2016 (*)
SHAREHOLDERS’ FUNDS		54,823	52,821
Capital	26	3,267	3,218
Paid up capital		3,267	3,218
Unpaid capital which has been called up		-	-
Share premium	27	23,992	23,992
Equity instruments issued other than capital		-	-
Other equity	44.1.1	43	54
Retained earnings	28	25,580	23,688
Revaluation reserves	28	15	20
Other reserves	28	(37)	(67)
Reserves or accumulated losses of investments in subsidaries, joint ventures and associates		(37)	(67)
Other		-	-
Less: Treasury shares	29	(54)	(48)
Profit or loss attributable to owners of the parent		2,306	3,475
Less: Interim dividends	4	(291)	(1,510)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	30	(6,991)	(5,458)
Items that will not be reclassified to profit or loss		(1,058)	(1,095)
Actuarial gains or (-) losses on defined benefit pension plans		(1,058)	(1,095)
Non-current assets and disposal groups classified as held for sale		-	-
Share of other recognised income and expense of investments in subsidaries, joint ventures and associates		-	-
Other adjustments		-	-
Items that may be reclassified to profit or loss		(5,933)	(4,363)
Hedge of net investments in foreign operations [effective portion]		(412)	(118)
Foreign currency translation		(6,451)	(5,185)
Hedging derivatives. Cash flow hedges [effective portion]		(25)	16
Available-for-sale financial assets		984	947

Non-current assets and disposal groups classified as held for sale		-	-

Share of other recognised income and expense of investments in subsidaries, joint ventures and associates		(29)	(23)
MINORITY INTERESTS (NON-CONTROLLING INTEREST)	31	6,895	8,064
Valuation adjustments		(2,505)	(2,246)
Rest		9,400	10,310
TOTAL EQUITY		54,727	55,428
TOTAL EQUITY AND TOTAL LIABILITIES		702,429	731,856

		Millions of Euros
MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES)	Notes	June 2017	December 2016 (*)
Guarantees given	33	47,060	50,540
Contingent commitments	33	104,277	117,573

(*)	Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 57 and Appendix I to XI are an integral part of the Consolidated Financial Statements as of June 30, 2017.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish language version prevails.

Consolidated income statements for the six months ended June 30, 2017 and 2016.

		Millions of Euros
Consolidated income statements	Notes	June 2017	June 2016 (*)
Interest income	37	14,305	13,702
Interest expense	37	(5,502)	(5,338)
NET INTEREST INCOME		8,803	8,365
Dividend income	38	212	301
Share of profit or loss of entities accounted for using the equity method	39	(8)	1
Fee and commission income	40	3,551	3,313
Fee and commission expense	40	(1,095)	(963)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	41	683	683
Gains (losses) on financial assets and liabilities held for trading, net	41	139	106
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	41	(88)	24
Gains (losses) from hedge accounting, net	41	(193)	(171)
Exchange differences (net)	41	528	533
Other operating income	42	562	715
Other operating expense	42	(945)	(1,186)
Income from insurance and reinsurance contracts	43	1,863	1,958
Expense from insurance and reinsurance contracts	43	(1,295)	(1,446)
GROSS INCOME		12,718	12,233
Administration costs	44	(5,599)	(5,644)
Personnel expenses		(3,324)	(3,324)
Other administrative expenses		(2,275)	(2,319)
Depreciation and amortization	45	(712)	(689)
Provisions or reversal of provisions	46	(364)	(262)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	47	(1,941)	(2,110)
Financial assets measured at cost		-	-
Available- for-sale financial assets		8	(133)
Loans and receivables		(1,950)	(1,977)
Held to maturity investments		1	-
NET OPERATING INCOME		4,102	3,528
Impairment or reversal of impairment of investments in subsidaries, joint ventures and associates		-	-
Impairment or reversal of impairment on non-financial assets	48	(80)	(99)
Tangible assets		(17)	(19)
Intangible assets		(10)	-
Other assets		(53)	(80)
Gains (losses) on derecognition of non financial assets and subsidiaries, net	49	30	37
Negative goodwill recognised in profit or loss	18	-	-
Profit (Loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	50	(18)	(75)
OPERATING PROFIT BEFORE TAX		4,033	3,391
Tax expense or income related to profit or loss from continuing operations	19	(1,120)	(920)

PROFIT FROM CONTINUING OPERATIONS		2,914	2,471
Profit from discontinued operations (net)		-	-
PROFIT		2,914	2,471
Attributable to minority interest [non-controlling interests]	31	607	639
Attributable to owners of the parent		2,306	1,832
		Euros
	Notes	June 2017	June 2016 (*)
EARNINGS PER SHARE	5	0.33	0.26
Basic earnings per share from continued operations		0.33	0.26
Diluted earnings per share from continued operations		0.33	0.26
Basic earnings per share from discontinued operations		-	-
Diluted earnings per share from discontinued operations		-	-

(*)	Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 57 and Appendix I to XI are an integral part of the Consolidated Financial Statements as of June 30, 2017.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish language version prevails.

Consolidated statements of recognized income and expenses for the six months ended June 30, 2017 and 2016

	Millions of Euros
	June 2017	June 2016 (*)
PROFIT RECOGNIZED IN INCOME STATEMENT	2,914	2,471
OTHER RECOGNIZED INCOME (EXPENSES)	(1,792)	(1,003)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	38	(84)
Actuarial gains and losses from defined benefit pension plans	59	(117)
Non-current assets available for sale	-	-
Entities under the equity method of accounting	-	-
Income tax related to items not subject to reclassification to income statement	(20)	33
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(1,831)	(919)
Hedge of net investments in foreign operations [effective portion]	(319)	(53)
Valuation gains or (-) losses taken to equity	(287)	(53)
Transferred to profit or loss	-	-
Other reclassifications	(32)	-
Foreign currency translation	(1,586)	(932)
Valuation gains or (-) losses taken to equity	(1,586)	(932)
Transferred to profit or loss	-	-
Other reclassifications	-	-
Cash flow hedges [effective portion]	(64)	138
Valuation gains or (-) losses taken to equity	(75)	129
Transferred to profit or loss	11	9
Transferred to initial carrying amount of hedged items	-	-
Other reclassifications	-	-
Available-for-sale financial assets	143	82
Valuation gains or (-) losses taken to equity	766	551
Transferred to profit or loss	(623)	(469)
Other reclassifications	-	-
Non-current assets held for sale	-	-
Valuation gains or (-) losses taken to equity	-	-
Transferred to profit or loss	-	-
Other reclassifications	-	-
Entities accounted for using the equity method	(6)	(82)
Income tax	1	(72)

TOTAL RECOGNIZED INCOME/EXPENSES	1,121	1,468
Attributable to minority interest [non-controlling interests]	348	614
Attributable to the parent company	773	854

(*)	Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 57 and Appendix I to XI are an integral part of the Consolidated Financial Statements as of June 30, 2017.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish language version prevails.

Consolidated statements of changes in equity for the six months ended June 30, 2017 and 2016

	Millions of euros
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity (Note 44.1.1)	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	Interim dividends (Note 4)	Accumulated other comprehensive income (Note 30)	Non-controlling interest
JUNE 2017												Valuation adjustments (Note 31)	Rest (Note 31)	Total
Balances as o f January 1, 2017	3,218	23,992	-	54	23,688	20	(67)	(48)	3,475	(1,510)	(5,458)	(2,246)	10,310	55,428
Total income/ expense recognized	-	-	-	-	-	-	-	-	2,306	-	(1,533)	(259)	607	1,121
Other changes in equity	50	-	-	(11)	1,892	(5)	31	(6)	(3,475)	1,220	-	-	(1,517)	(1,822)
Issuances of common shares	50	-	-	-	(50)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period or maturity of other issued equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	9	-	(9)	-	-	(147)	-	-	(292)	(439)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,025)	-	-	-	-	-	(1,025)
Sale or cancellation of treasury shares	-	-	-	-	1	-	-	1,020	-	-	-	-	-	1,021
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	1,929	(5)	41	-	(3,475)	1,510	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(22)	-	-	-	-	-	-	-	-	-	(22)
Other increases or (-) decreases in equity	-	-	-	11	2	-	(1)	-	-	(144)	-	-	(1,225)	(1,357)
Balances as o f June 30, 2017	3,267	23,992	-	43	25,580	15	(37)	(54)	2,306	(291)	(6,991)	(2,505)	9,400	54,727

The accompanying Notes 1 to 57 and Appendix I to XI are an integral part of the Consolidated Financial Statements as of June 30, 2017.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish language version prevails.

Consolidated statements of changes in equity for the six months ended June 30, 2017 and 2016 (continued)

	Millions of euros
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity (Note 44.1.1)	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	Interim dividends (Note 4)	Accumulated other comprehensive income (Note 30)	Non-controlling interest
JUNE 2016 (*)												Valuation adjustments (Note 31)	Rest (Note 31)	Total
Balances as o f January 1, 2016	3,120	23,992	-	35	22,588	22	(98)	(309)	2,642	(1,352)	(3,349)	(1,346)	9,495	55,439
Total income/ expense recognized	-	-	-	-	-	-	-	-	1,832	-	(978)	(25)	639	1,468
Other changes in equity	56	-	-	(14)	1,209	(2)	(35)	142	(2,642)	576	-	-	(236)	(946)
Issuances of common shares	56	-	-	-	(56)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period or maturity of other issued equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	19	-	(19)	-	-	(630)	-	-	(232)	(862)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,012)	-	-	-	-	-	(1,012)
Sale or cancellation of treasury shares	-	-	-	-	(34)	-	-	1,154	-	-	-	-	-	1,120
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	1,305	(2)	(13)	-	(2,642)	1,352	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(25)	5	-	-	-	-	-	-	-	-	(20)
Other increases or (-) decreases in equity	-	-	-	11	(30)	-	(2)	-	-	(147)	-	-	(4)	(172)
Balances as o f June 30, 2016	3,175	23,992	-	21	23,797	21	(133)	(166)	1,832	(777)	(4,327)	(1,371)	9,898	55,962

(*)	Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 57 and Appendix I to XI are an integral part of the Consolidated Financial Statements as of June 30, 2017.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish language version prevails.

Consolidated statements of cash flows for the six months ended June 30, 2017 and 2016

		Millions of Euros
Consolidated statements of cash flow	Notes	June 2017	June 2016 (*)
A) CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)	51	(4,732)	(1,387)
1. Profit for the year		2,914	2,471
2. Adjustments to obtain the cash flow from operating activities:		3,978	2,576
Depreciation and amortization		712	689
Other adjustments		3,267	1,887
3. Net increase/decrease in operating assets		6,063	(9,522)
Financial assets held for trading		6,440	(7,853)
Other financial assets designated at fair value through profit or loss		(71)	(1)
Available-for-sale financial assets		4,032	4,787
Loans and receivables		(4,798)	(6,217)
Other operating assets		460	(238)
4. Net increase/decrease in operating liabilities		(16,664)	4,008
Financial liabilities held for trading		(5,130)	4,110
Other financial liabilities designated at fair value through profit or loss		2	16
Financial liabilities at amortized cost		(11,960)	(1,195)
Other operating liabilities		424	1,077
5. Collection/Payments for income tax		(1,023)	(920)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)	51	1,444	(1,703)
1. Investment		(1,262)	(2,189)
Tangible assets		(168)	(178)
Intangible assets		(168)	(182)
Investments in joint ventures and associates		(63)	-
Subsidiaries and other business units		(863)	(77)
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		-	(1,752)
Other settlements related to investing activities		-	-
2. Divestments		2,706	486
Tangible assets		-	57
Intangible assets		-	-
Investments in joint ventures and associates		17	69
Subsidiaries and other business units		17	-
Non-current assets held for sale and associated liabilities		224	360
Held-to-maturity investments		2,439	-
Other collections related to investing activities		9	-
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)	51	(1,173)	53
1. Investment		(4,850)	(2,052)
Dividends		(879)	(812)
Subordinated liabilities		(2,649)	-
Treasury stock amortization		-	-
Treasury stock acquisition		(1,025)	(1,012)
Other items relating to financing activities		(297)	(228)
2. Divestments		3,677	2,105
Subordinated liabilities		2,655	1,000
Treasury stock increase		-	-
Treasury stock disposal		1,022	1,105
Other items relating to financing activities		-	-
D) EFFECT OF EXCHANGE RATE CHANGES		(860)	(1,119)
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A +B +C +D )		(5,320)	(4,156)
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		40,039	29,282
G) CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (E+F)		34,720	25,127
		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	Notes	June 2017	June 2016 (*)
Cash		5,999	6,261
Balance of cash equivalent in central banks		24,716	14,692
Other financial assets		4,005	4,173
Less: Bank overdraft refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9	34,720	25,127

(*)	Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 57 and Appendix I to XI are an integral part of the Consolidated Financial Statements as of June 30, 2017.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish language version prevails.

Notes to the interim Consolidated Financial Statements

1.	Introduction, basis for the presentation of the interim Consolidated Financial Statements, internal control of financial information and other information

1.1	Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) as on its web site (www.bbva.com).

In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is therefore required to prepare Consolidated Financial Statements comprising all consolidated subsidiaries of the Group.

As of June 30, 2017, the BBVA Group had 358 consolidated entities and 85 entities accounted for using the equity method (see Notes 3 and 16 and Appendix I to V).

The Consolidated Financial Statements of the BBVA Group for the year ended December 31, 2016 were approved by the shareholders at the Annual General Meetings (“AGM”) on March 17, 2017.

1.2	Basis for the presentation of the interim Consolidated Financial Statements

The BBVA Group’s interim Consolidated Financial Statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of June 30, 2017, considering the Bank of Spain Circular 4/2004, of December, 22 (and as amended thereafter), and with any other legislation governing financial reporting applicable to the Group in Spain.

The BBVA Group’s accompanying interim Consolidated Financial Statements for the six months ended June 30, 2017 were prepared by the Group’s Directors (through the Board of Directors held on July 27, 2017) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s total consolidated equity and financial position as of June 30, 2017, together with the consolidated results of its operations and cash flows generated during the six months ended June 30, 2017.

These interim Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. Moreover, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).

All effective accounting standards and valuation criteria with a significant effect in the interim Consolidated Financial Statements were applied in their preparation.

The amounts reflected in the accompanying interim Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a balance in these interim Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish language version prevails.

1.3	Comparative information

The information included in the accompanying interim Consolidated Financial Statements and the explanatory notes referring to December 31, 2016 and June 30, 2016 are presented exclusively for the purpose of comparison with the information for June 30, 2017.

During the first semester of 2017, there were no significant changes to the existing structure of the BBVA Group’s operating segments in comparison to 2016 (Note 6). Certain prior year balances have been reclassified to conform to current period presentation.

1.4	Seasonal nature of income and expenses

The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, which are not significantly affected by seasonal factors within the same year.

1.5	Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s interim Consolidated Financial Statements is the responsibility of the Group’s Directors.

Estimates have to be made at times when preparing these interim Consolidated Financial Statements in order to calculate the recorded amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

●	Impairment on certain financial assets (see Notes 7, 12, 13, 14 and 16).

●	The assumptions used to quantify certain provisions (see Notes 24 and 25) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 25).

●	The useful life and impairment losses of tangible and intangible assets (see Notes 17, 18, 20 and 21).

●	The valuation of goodwill and price allocation of business combinations (see Note 18).

●	The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11 and 12).

●	The recoverability of deferred tax assets (See Note 19).

●	The Exchange rate and the inflation rate of Venezuela (see Notes 2.2.16 and 2.2.20).

Although these estimates were made on the basis of the best information available as of June 30, 2017 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

1.6	BBVA Group’s Internal Control over financial reporting

The financial information prepared by the BBVA Group is subject to a Financial Internal Control System (hereinafter “FICS”), which provides reasonable assurance with respect to its reliability and the integrity of the consolidated financial information. It is also aimed to ensure that the transactions are processed in accordance with the applicable laws and regulations.

The FICS was developed by the BBVA Group’s management in accordance with the framework established by the “Committee of Sponsoring Organizations of the Treadway Commission 2013” (hereinafter, “COSO”). The COSO framework sets five components that constitute the basis of the effectiveness and efficiency of the internal control systems:

●	The establishment of an appropriate control framework.

●	The assessment of the risks that could arise during the preparation of the financial information.

●	The design of the necessary controls to mitigate the identified risks.

●	The establishment of an appropriate system of information to detect and report system weaknesses.

●	The monitoring of the controls to ensure their effectiveness over time.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish language version prevails.

The FICS is a dynamic model that evolves continuously over time to reflect the reality of the BBVA Group’s businesses, processes, risks and controls designed to mitigate them. It is subject to a continuous evaluation by the internal control units located in the different entities of BBVA Group.

These internal control units are integrated within the BBVA internal control model which is based in two pillars:

●	A control model organized into three lines of defense:

–

The first line is located within the business and support operational units, which are responsible for identifying risks associated with their processes and to execute the controls established to mitigate them.

–

The second line comprises the specialized control units (Internal Risk Control, Internal Financial Control, Operations Control, Internal Engineering Control and Compliance among others). This second line defines the models and control policies under their areas of responsibility and monitors the design and the correct implementation assessing their effectiveness.

–	The third line is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the model.

●	A set of committees called Corporate Assurance that helps to escalate the internal control issues to the management at a Group level and also in each of the countries where the Group operates.

The internal control units comply with a common and standard methodology established at Group level, as set out in the following diagram:

The FICS Model is subject to annual evaluations by the Group’s Internal Audit Unit and external auditors. It is also supervised by the Audit and Compliance Committee of the Bank’s Board of Directors.

The BBVA Group also complies with the requirements of the Sarbanes-Oxley Act (hereafter “SOX”) for Consolidated Financial Statements as a listed company in the U.S. Securities and Exchange Commission (“SEC”). The main senior executives of the Group take part in the design, compliance and implementation of the internal control model to make it efficient and to ensure the quality and accuracy of the financial information.

The description of the Internal Financial Control System for financial information is detailed in the Corporate Governance Annual Report, which is included within the Management Report attached to the Consolidated Financial Statements for the year ended December 31, 2016.

1.7	Mortgage market policies and procedures

The information on “Mortgage market policies and procedures” (for the granting of mortgage loans and for debt issues secured by such mortgage loans) required by Bank of Spain Circular 5/2011, applying Royal Decree

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish language version prevails.

716/2009, dated April 24 (which developed certain aspects of Act 2/1981, dated March 25, on the regulation of the mortgage market and other mortgage and financial market regulations), can be found in Appendix IX.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The Glossary includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes.

2.1	Principles of consolidation

In terms of its consolidation, in accordance with the criteria established by the IFRS, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, defined as follows:

●	Subsidiaries

Subsidiaries are entities controlled by the Group (for definition of the criterion for control, see Glossary).The financial statements of the subsidiaries are fully consolidated with those of the Bank. The share of non-controlling interests from subsidiaries in the Group’s consolidated total equity is presented under the heading “Non-controlling interests” in the consolidated balance sheet. Their share in the profit or loss for the period or year is presented under the heading “Attributable to minority interest” in the accompanying consolidated income statement (see Note 31).

Note 3 includes information related to the main subsidiaries in the Group as of June 30, 2017. Appendix I includes other significant information on these entities.

●	Joint ventures

Joint ventures are those entities over which there is a joint arrangement to joint control with third parties other than the Group (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).

The investments in joint ventures are accounted for using the equity method (see Note 16). Appendix II shows the main figures for joint ventures accounted for using the equity method.

●	Associates

Associates are entities in which the Group is able to exercise significant influence (for definition of significant influence, see Glossary). Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly, unless it can be clearly demonstrated that this is not the case.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the ability to exercise significant influence over these entities. Investments in these entities, which do not represent material amounts for the Group, are classified as “Available-for-sale financial assets”.

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities. As of December 31, 2016, these entities are not significant in the Group.

Appendix II shows the most significant information related to the associates (see Note 16), which are accounted for using the equity method.

●	Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the voting rights relate to administrative matters only and the relevant activities are directed by means of contractual arrangements (see Glossary).

In those cases where the Group sets up entities or has a holding in such entities, in order to allow its customers access to certain investments, to transfer risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists and therefore whether it should be subject to consolidation.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Such methods and procedures determine whether there is control by the Group, considering how the decisions are made about the relevant activities, assesses whether the Group has all power over the relevant elements, exposure, or rights, to variable returns from involvement with the investee and the ability to use power over the investee to affect the amount of the investor’s returns.

–	Structured entities subject to consolidation

To determine if a structured entity is controlled by the Group, and therefore should be consolidated into the Group, the existing contractual rights (different from the voting rights) are analyzed. For this reason, an analysis of the structure and purpose of each investee is performed and, among others, the following factors will be considered:

-	Evidence of the current ability to manage the relevant activities of the investee according to the specific business needs (including any decisions that may arise only in particular circumstances).

-	Potential existence of a special relationship with the investee.

-	Implicit or explicit Group commitments to support the investee.

-	The ability to use the Group’s power over the investee to affect the amount of the Group’s returns.

There are cases where the Group has a high exposure to variable returns and retains decision-making power over the investee, either directly or through an agent.

The main structured entities of the Group are the so-called asset securitization funds, to which the BBVA Group transferred loans and receivables portfolios, and other vehicles, which allow the Group’s customers to gain access to certain investments or to allow for the transfer of risks and other purposes (see Appendix I and V). The BBVA Group maintains the decision-making power over the relevant activities of these vehicles and financial support through securitized market standard contracts. The most common ones are: investment positions in equity note tranches, funding through subordinated debt, credit enhancements through derivative instruments or liquidity lines, management rights of defaulted securitized assets, “clean-up” call derivatives, and asset repurchase clauses by the grantor.

For these reasons, the loans and receivable portfolios related to the vast majority of the securitizations carried out by the Bank or Group subsidiaries are not derecognized in the books of said entity and the issuances of the related debt securities are registered as liabilities within the Group’s consolidated balance sheet.

–	Non-consolidated structured entities

The Group owns other vehicles also for the purpose of allowing customers access to certain investments, to transfer risks, and for other purposes, but without the Group having control of the vehicles, which are not consolidated in accordance with IFRS 10. The balance of assets and liabilities of these vehicles is not material in relation to the Group’s Consolidated Financial Statements.

As of June 30, 2017, there was no material financial support from the Bank or its subsidiaries to unconsolidated structured entities.

The Group does not consolidate any of the mutual funds it manages since the necessary control conditions are not met (see definition of control in the Glossary). Particularly, the BBVA Group does not act as arranger but as agent since it operates the mutual funds on behalf and for the benefit of investors or parties (arranger of arrangers) and, for this reason it does not control the mutual funds when exercising its authority for decision making.

On the other hand, the mutual funds managed by the Group are not considered structured entities (generally, retail funds without corporate identity over which investors have participations which gives them ownership of said managed equity). These funds are not dependent on a capital structure that could prevent them to carry out activities without additional financial support, being in any case insufficient as far as the activities themselves are concerned. Additionally, the risk of the investment is absorbed by the fund participants, and the Group is only exposed when it becomes a participant, and as such, there is no other risk for the Group.

In all cases, results of equity method investees acquired by the BBVA Group in a particular period are included taking into account only the period from the date of acquisition to the financial statements date. Similarly, the results of entities disposed of during any year are included taking into account only the period from the start of the year to the date of disposal.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The interim consolidated financial statements of subsidiaries, associates and joint ventures used in the preparation of the Interim Consolidated Financial Statements of the Group relate to the same date of presentation as the Interim Consolidated Financial Statements. If interim financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusted to take into account the most significant transactions. As of June 30, 2017, except for the case of the interim consolidated financial statements of four associates and joint-ventures deemed non-significant for which interim financial statements as of May 31, 2017 were used, the June 30, 2017 interim financial statements for of all Group entities were available.

Our banking subsidiaries, associates and joint venture around the world, are subject to supervision and regulation from a variety of regulatory bodies in relation to, among other aspects, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of such entities to transfer funds in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where such entities are incorporated, dividends may only be paid out through funds legally available for such purpose. Even when the minimum capital requirements are met and funds are legally available, the relevant regulator or other public administrations could discourage or delay the transfer of funds to the Group in the form of cash, dividends, loans or advances for prudential reasons.

Separate financial statements

The separate financial statements of the parent company of the Group (Banco Bilbao Vizcaya Argentaria, S.A.) are prepared under Spanish regulations (Circular 4/2004 of the Bank of Spain, and subsequent amendments) and following other regulatory requirements of financial information applicable to the Bank. The Bank uses the cost method to account in its separate financial statements for its investments in subsidiaries, associates and joint venture entities, which are consistent with the requirements of Bank of Spain Circular 4/2004 and IAS 27.

Appendix VIII shows BBVA’s financial statements as of December 31, 2016 and June 30, 2017.

2.2	Accounting policies and valuation criteria applied

The accounting standards and policies and the valuation criteria applied in preparing these Interim Consolidated Financial Statements may differ from those used by some of the entities within the BBVA Group. For this reason, necessary adjustments and reclassifications have been made in the consolidation process to standardize these principles and criteria and comply with the EU-IFRS.

The accounting standards and policies and valuation criteria used in preparing the accompanying Consolidated Financial Statements are as follows:

2.2.1	Financial instruments

Measurement of financial instruments and recognition of changes in subsequent fair value

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.

Excluding all trading derivatives not considered as economic hedges, all the changes in the fair value of the financial instruments arising from the accrual of interests and similar items are recognized under the headings “Interest income” or “Interest expenses”, as appropriate, in the accompanying consolidated income statement in which the change occurred (see Note 37). The dividends received from other entities, other than associate entities and joint venture entities, are recognized under the heading “Dividend income” in the accompanying consolidated income statement in the period in which the right to receive them arises (see Note 38).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

“Financial assets and liabilities held for trading” and “Financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized under these headings of the consolidated balance sheets are measured upon acquisition at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Gains (losses) on financial assets and liabilities (net)” in the accompanying consolidated income statements (see Note 41). Interests derivatives designated as economic hedges on interest rate are registered in interest income or expense (Note 37), depending on where the result of the hedging instrument. However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements (Note 41).

“Available-for-sale financial assets”

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily for their amount net of tax effect, under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Available-for-sale financial assets” in the consolidated balance sheets.

Changes in the value of non-monetary items resulting from changes in foreign exchange rates are recognized temporarily under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates resulting from monetary items are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements (see Note 41).

The amounts recognized under the headings “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Available-for-sale financial assets” and “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Exchange differences” continue to form part of the Group’s consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized on the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Gains (losses) on financial assets and liabilities (net)” or “Exchange differences (net)”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

The net impairment losses in “Available-for-sale financial assets” over the year are recognized under the heading “Impairment losses on financial assets (net) – Other financial instruments not at fair value through profit or loss” (see Note 47) in the consolidated income statements for that period.

“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured once acquired at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities generally intend to hold such financial instruments to maturity.

Net impairment losses of assets recognized under these headings arising in each period are recognized under the heading “Impairment or (-) reversal of impairment on financial assets not measured at fair value through profit or loss – loans and receivables”, “Impairment or (-) reversal of impairment on financial assets not measured at fair value through profit or loss - held to maturity investments” or “Impairment or (-) reversal of impairment on financial assets not measured at fair value through profit or loss – financial assets measured at cost” (see Note 47) in the consolidated income statement for that period.

“Derivatives-Hedge Accounting” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

●

In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Gains or losses from hedge accounting, net” in the consolidated income statement, with a corresponding item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest income” or “Interest expenses”, as appropriate, in the accompanying consolidated income statement (see Note 37).

●

In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are also recognized in the consolidated income statement (in both cases under the heading “Gains or losses from hedge accounting, net”, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

●

In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading ““Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges” in the consolidated balance sheets, with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the Consolidated Financial Statements as applicable. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item (see Note 37).

●

Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Gains or (-) losses from hedge accounting, net” in the consolidated income statement (see Note 41).

●

In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss – Hedging of net investments in foreign transactions” in the consolidated balance sheets with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the Consolidated Financial Statements as applicable. These differences in valuation are recognized under the heading “Exchange differences (net)” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized (see Note 41).

Other financial instruments

The following exceptions are applicable with respect to the above general criteria:

●

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments are recorded in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss (see Note 8).

●

Accumulated other comprehensive income arising from financial instruments classified at the consolidated balance sheet date as “Non-current assets and disposal groups classified as held for sale” are recognized with the corresponding entry under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss – Non-current assets and disposal groups classified as held for sale” in the accompanying consolidated balance sheets.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Impairment losses on financial assets

Definition of impaired financial assets carried at amortized cost

A financial asset is considered impaired – and therefore its carrying amount is adjusted to reflect the effect of impairment – when there is objective evidence that events have occurred, which:

●

In the case of debt instruments (loans and advances and debt securities), reduce the future cash flows that were estimated at the time the instruments were acquired. So they are considered impaired when there are reasonable doubts that the carrying amounts will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed.

●	In the case of equity instruments, it means that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial assets is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are reflected, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized in the consolidated income statement, but under the heading “ Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Available-for-sale financial assets” in the consolidated balance sheet (see Note 30).

In general, amounts collected on impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal.

When the recovery of any recognized amount is considered remote, such amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.

Impairment on financial assets

The impairment on financial assets is determined by type of instrument and other circumstances that could affect it, taking into account the guarantees received by the owners of the financial instruments to assure (in part or in full) the performance of the financial assets. The BBVA Group recognizes impairment charges directly against the impaired financial asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it recognizes non-performing loan provisions for the estimated losses.

Impairment of debt securities measured at amortized cost

With regard to impairment losses arising from insolvency risk of the obligors (credit risk), a debt instrument, mainly Loans and receivables, is impaired due to insolvency when a deterioration in the ability to pay by the obligor is evidenced, either due to past due status or for other reasons.

The BBVA Group has developed policies, methods and procedures to estimate incurred losses on outstanding credit risk. These policies, methods and procedures are applied in the due diligence, approval and execution of debt instruments and Commitments and guarantees given; as well as in identifying the impairment and, where appropriate, in calculating the amounts necessary to cover estimated losses.

The amount of impairment losses on debt instruments measured at amortized cost is calculated based on whether the impairment losses are determined individually or collectively. First it is determined whether there is objective evidence of impairment individually for individually significant debt instrument, and collectively for debt instrument that are not individually significant. In the case where the Group determines that no objective evidence of impairment in the case of debt instrument analyzed individually will be included in a group of debt instrument with similar risk characteristics and collectively impaired is analyzed.

In determining whether there is objective evidence of impairment the Group uses observable data on the following aspects:

●	Significant financial difficulties of the obligors.

●	Ongoing delays in the payment of interest or principal.

●	Refinancing of credit due to financial difficulties by the counterparty.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

●	Bankruptcy or reorganization / liquidation are considered likely.

●	Disappearance of the active market for a financial asset because of financial difficulties.

●

Observable data indicating a reduction in future cash flows from the initial recognition such as adverse changes in the payment status of the counterparty (delays in payments, reaching credit cards limits, etc.).

●	National or local economic conditions that are linked to “defaults” in the financial assets (unemployment rate, falling property prices, etc.).

Impairment losses on financial assets individually evaluated for impairment

The amount of the impairment losses incurred on financial assets represents the excess of their respective carrying amounts over the present values of their expected future cash flows. These cash flows are discounted using the original effective interest rate. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of listed debt instruments is deemed to be a fair estimate of the present value of their expected future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

●

All the amounts that are expected to be recovered over the remaining life of the debt instrument; including, where appropriate, those which may result from the collateral and other credit enhancements provided for the debt instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past-due and uncollected interest.

●	The various types of risk to which each debt instrument is subject.

●	The circumstances in which collections will foreseeably be made.

Impairment losses on financial assets collectively evaluated for impairment

With regard to the collective impairment analysis, financial assets are grouped by risk type considering the debtor’s capacity to pay based on the contractual terms. As part of this analysis, the BBVA Group estimates the impairment loan losses that are not individually significant, distinguishing between those that show objective evidence of impairment, and those that do not show objective evidence of impairment, as well as the impairment of significant loans that the BBVA Group has deemed as not showing an objective evidence of impairment.

With respect to financial assets that have no objective evidence of impairment, the Group applies statistical methods using historical experience and other specific information to estimate the losses that the Group has incurred as a result of events that have occurred as of the date of preparation of the Consolidated Financial Statements but have not been known and will be apparent, individually after the date of submission of the information. This calculation is an intermediate step until these losses are identified on an individual level, at which these financial instruments will be segregated from the portfolio of financial assets without objective evidence of impairment.

The incurred loss is calculated taking into account three key factors: exposure at default, probability of default and loss given default.

●	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

●

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction.

●

Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

In order to calculate the LGD at each balance sheet date, the Group evaluates the whole amount expected to be obtained over the remaining life of the financial asset. The recoverable amount from executable secured collateral is estimated based on the property valuation, discounting the necessary adjustments to adequately account for the potential fall in value until its execution and sale, as well as execution costs, maintenance costs and sale costs.

In addition, to identify the possible incurred but not reported losses (IBNR) in the unimpaired portfolio, an additional parameter called “LIP” (loss identification period) has to be introduced. The LIP parameter is the period between the time at which the event that generates a given loss occurs and the time when the loss is identified at an individual level. The analysis of the LIPs is carried out on the basis of uniform risk portfolios.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

When the property right is contractually acquired at the end of the foreclosure process or when the assets of distressed borrowers are purchased, the asset is recognized in the financial statements (see Note 2.2.4).

Impairment of other debt instruments classified as financial assets available for sale

The impairment losses on other debt instruments included in the “Available-for-sale financial asset” portfolio are equal to the excess of their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement over their fair value.

When there is objective evidence that the negative differences arising on measurement of these debt instruments are due to impairment, they are no longer considered as “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Available-for-sale financial assets” and are recognized in the consolidated income statement.

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred, up to the amount previously recognized in the income statement.

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where they are recognized:

●

Equity instruments classified as available for sale: When there is objective evidence that the negative differences arising on measurement of these equity instruments are due to impairment, they are no longer registered as “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Available-for-sale financial assets” and are recognized in the consolidated income statement. In general, the Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months.

When applying this evidence of impairment, the Group takes into account the volatility in the price of each individual equity instrument to determine whether it is a percentage that can be recovered through its sale in the market; other different thresholds may exist for certain equity instruments or specific sectors.

In addition, for individually significant investments, the Group compares the valuation of the most significant equity instruments against valuations performed by independent experts.

Any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale is not recognized in the consolidated income statement, but under the heading “ Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Available-for-sale financial assets” in the consolidated balance sheet (see Note 30).

●

Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the excess of their carrying amount over the present value of expected future cash flows discounted at the market rate of return for similar equity instruments. In order to determine these impairment losses, save for better evidence, an assessment of the equity of the investee is carried out (excluding Accumulated other comprehensive income due to cash flow hedges) based on the last approved (consolidated) balance sheet, adjusted by the unrealized gains at measurement date.

Impairment losses are recognized in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These impairment losses may only be recovered subsequently in the event of the sale of these assets.

2.2.2	Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the financial assets involved are transferred to third parties. Thus the financial assets are only derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, when their implicit risks and benefits have been substantially transferred to third parties or when the control of financial asset is transferred even with no physical transfer or substantial retention of such assets. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred financial assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:

●	The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.

●	A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost or fair value with changes in the income statement, whichever the case.

●	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability continue to be recognized.

2.2.3	Financial guarantees

Financial guarantees are considered to be those contracts that require their issuer to make specific payments to reimburse the holder of the financial guarantee for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, bank guarantee, insurance contract or credit derivative, among others.

In their initial recognition, financial guarantees are recognized as liabilities in the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and the Group simultaneously recognize a corresponding asset in the consolidated balance sheet for the amount of the fees and commissions received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions recognized for financial guarantees considered impaired are recognized under the heading “Provisions - Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 24). These provisions are recognized and reversed with a charge or credit, respectively; to “Provisions or reversal of provision” in the consolidated income statements (see Note 46).

Income from financial guarantees is recorded under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 40).

2.2.4	Non-current assets and disposal groups held for sale and liabilities included in disposal groups classified as held for sale

The heading “Non-current assets and disposal groups held for sale and liabilities included in disposal groups classified as held for sale” in the consolidated balance sheets includes the carrying amount of assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 21).

This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major operating segment and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities included in disposal groups classified as held for sale” in the consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations. Profit or loss from non-current assets and disposal groups classified as held for sale are generally measured, at the acquisition date and at any later date deemed necessary, at either their carrying amount or the fair value of the property (less costs to sell), whichever is lower.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

In the case of real estate assets foreclosed or received in payment of debts, they are initially recognized at the lower of: the restated carrying amount of the financial asset and the fair value at the time of the foreclosure or receipt of the asset less estimated sales costs. The carrying amount of the financial asset is updated at the time of the foreclosure, treating the real property received as a secured collateral and taking into account the credit risk coverage that would correspond to it according to its classification prior to the delivery. For these purposes, the collateral will be valued at its current fair value (less sale costs) at the time of foreclosure. This carrying amount will be compared with the previous carrying amount and the difference will be recognized as a provision increase, if applicable. On the other hand, the fair value of the foreclosed asset is obtained by appraisal, evaluating the need to apply a discount on the asset derived from the specific conditions of the asset or the market situation for these assets, and in any case, deducting the company’s estimated sale costs.

At the time of the initial recognition, these real estate assets foreclosed or received in payment of debts, classified as “Non-current assets and disposal groups held for sale and liabilities included in disposal groups classified as held for sale” are valued at the lower of: their restated fair value less estimated sale costs and their carrying amount; a deterioration or impairment reversal can be recognized for the difference if applicable.

Non-current assets and disposal groups held for sale groups classified as held for sale are not depreciated while included under this heading.

Fair value of non-current assets and disposable instruments held for sale from foreclosures or recoveries is based, mainly, in appraisals or valuations made by independent experts on a yearly based or less should there be evidence of impairment. Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and liabilities included in disposal groups classified as held for sale as well as impairment losses and, where pertinent, the related recoveries, are recognized in “Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” in the consolidated income statement (see Note 50). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expenses for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit from discontinued operations” in the consolidated income statement, whether the business remains on the balance sheet or is derecognized from the balance sheet. As long as an asset remains in this category, it will not be amortized. This heading includes the earnings from their sale or other disposal.

2.2.5	Tangible assets

Property, plant and equipment for own use

This heading includes the assets under ownership or acquired under lease finance, intended for future or current use by the BBVA Group and that it expects to hold for more than one year. It also includes tangible assets received by the consolidated entities in full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plant and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net carrying amount of each item with its corresponding recoverable amount.

Depreciation is calculated using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation” (see Note 45) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Type of Assets	Annual Percentage
`
Building for own use	1% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The BBVA Group’s criteria for determining the recoverable amount of these assets, in particular buildings for own use, is based on independent appraisals that are no more than 3-5 years old at most, unless there are indications of impairment.

At each reporting date, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the Group analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount (as the higher between its recoverable amount less disposal costs and its value in use). When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. Under no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Running and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading “Administration costs - Other administrative expenses - Property, fixtures and equipment” (see Note 44.2).

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognize the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets - Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated depreciation and, if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rentals or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 17).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and recognize the impairment losses on them, are the same as those described in relation to tangible assets held for own use.

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on independent appraisals that are no more than one year old at most, unless there are indications of impairment.

2.2.6	Inventories

The balance under the heading “Other assets - Inventories” in the consolidated balance sheets mainly includes the land and other properties that the BBVA Group’s real estate entities hold for development and sale as part of their real estate development activities (see Note 20).

The cost of inventories includes those costs incurred in during their acquisition and development, as well as other direct and indirect costs incurred in getting them to their current condition and location.

In the case of the cost of real-estate assets accounted for as inventories, the cost is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. Borrowing cost incurred during the year form part of cost, provided that the inventories require more than a year to be in a condition to be sold.

Properties purchased from customers in distress, which the Group manages for sale, are measured at the acquisition date and any subsequent time, at either their related carrying amount or the fair value of the property (less costs to sell), whichever is lower. The carrying amount at acquisition date of these properties is defined as the balance pending collection on those assets that originated said purchases (net of provisions).

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Impairment

The amount of any subsequent adjustment due to inventory valuation for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment or (-) reversal of impairment on non-financial assets” in the accompanying consolidated income statements (see Note 48) for the year in which they are incurred.

In the case of Real-Estate assets above mentioned, if the fair value less costs to sell is lower than the carrying amount of the loan recognized in the consolidated balance sheet, a loss is recognized under the heading “Impairment or (-) reversal of impairment on non-financial assets” in the consolidated income statement for the period. In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

Inventory sales

In sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the income statement heading “Other operating expenses – Changes in inventories” in the year in which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 42).

2.2.7	Business combinations

A business combination is a transaction, or any other deal, by which the Group obtains control of one or more businesses. It is accounted for by applying the acquisition method.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized in the accounts. The method involves the measurement of the consideration received for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date, as well as the recognition of any non-controlling participation (minority interests) that may arise from the transaction.

In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss under the heading “Gains (losses) on derecognized of non-financial assets and subsidiaries, net” of the Consolidated Income Statements. In prior reporting periods, the acquirer may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be recognized on the same basis as would be required if the acquirer had disposed directly of the previously held equity interest.

In addition, the acquirer shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset - Goodwill” if on the acquisition date there is a positive difference between:

●	the sum of the consideration transferred, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business; and

●	the net fair value of the assets acquired and liabilities assumed.

If this difference is negative, it shall be recognized directly in the income statement under the heading “Gain on Bargain Purchase in business combinations”.

Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The method of valuing non-controlling interest may be elected in each business combination. BBVA Group has always elected for the second method.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

2.2.8	Intangible assets

Goodwill

Goodwill represents a portion of consideration transferred in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if there has been impairment.

Goodwill is assigned to one or more cash-generating units that expect to be the beneficiaries of the synergies derived from the business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated:

●	is the lowest level at which the entity manages goodwill internally.

●	is not larger than an operating segment.

The cash-generating units to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually or more frequently if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that cash-generating unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the fair value less sale costs and its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the cash-generating unit being evaluated for impairment.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the remainder of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are measured at fair value, the deterioration of goodwill attributable to non-controlling interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.

Goodwill impairment losses are recognized under the heading “Impairment or (-) reversal of impairment on non-financial assets – Intangible assets” in the consolidated income statements (see Note 48).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The defined useful time intangible asset is made up mainly of IT applications acquisition costs which have a useful life of 3 to 5 years. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation” (see Note 45).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment or (-) reversal of impairment on non - financial assets- Intangible assets” in the accompanying consolidated income statements (see Note 48). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

2.2.9	Insurance and reinsurance contracts

The assets of the BBVA Group’s insurance subsidiaries are recognized according to their nature under the corresponding headings of the consolidated balance sheets and the initial recognition and valuation is carried out according to the criteria set out in IFRS 4.

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance subsidiaries are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries.

The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated insurance subsidiaries to cover claims arising from insurance contracts in force at period-end (see Note 23).

The income or expenses reported by the BBVA Group’s consolidated insurance subsidiaries on their insurance activities is recognized, in accordance with their nature, in the corresponding items of the consolidated income statements.

The consolidated insurance entities of the BBVA Group recognize the amounts of the premiums written to the income statement and a charge for the estimated cost of the claims that will be incurred at their final settlement to their consolidated income statements. At the close of each year the amounts collected and unpaid, as well as the costs incurred and unpaid, are accrued.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 23.

According to the type of product, the provisions may be as follows:

●	Life insurance provisions:

Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

–

Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until the closing date that has to be allocated to the period from the closing date to the end of the insurance policy period.

–	Mathematical reserves: Represents the value of the life insurance obligations of the insurance entities at year-end, net of the policyholder’s obligations, arising from life insurance contracted.

●	Non-life insurance provisions:

–

Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until year-end that has to be allocated to the period between the year-end and the end of the policy period.

–

Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the consolidated insurance subsidiaries in the policy period not elapsed at year-end.

●	Provision for claims:

This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. Insurance subsidiaries calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

●	Provision for bonuses and rebates:

This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

●	Technical provisions for reinsurance ceded:

Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

●	Other technical provisions:

Insurance entities have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

The BBVA Group controls and monitors the exposure of the insurance subsidiaries to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

2.2.10	Tax assets and liabilities

Expenses on corporate income tax applicable to the BBVA Group’s Spanish entities and on similar income taxes applicable to consolidated foreign entities are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity. The total corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate to the tax for the year (after deducting the tax credits or discounts allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit or discount carry forwards (see Note 19).

The “Tax Assets” line item in the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (which includes the amount of tax to be recovered in future years, including those arising from tax losses or credits for deductions or rebates that can be compensated). The “Tax Liabilities” line item in the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: “Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and “Deferred” (the amount of corporate tax payable in subsequent years).

Deferred tax liabilities attributable to taxable temporary differences associated with investments in subsidiaries, associates or joint venture entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the future. Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a business combination) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they are still current, and the appropriate adjustments are made on the basis of the findings of the analyses performed. In those circumstances in which it is unclear how a specific requirement of the tax law applies to a particular transaction or circumstance, and the acceptability of the definitive tax treatment depends on the decisions taken by the relevant taxation authority in future, the entity recognizes current and deferred tax liabilities and assets considering whether it is probable or not that a taxation authority will accept an uncertain tax treatment. Thus, if the entity concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, the entity uses the amount expected to be paid to (recovered from) the taxation authorities.

The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted for as temporary differences.

2.2.11	Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or settlement date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 24). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group entities relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of the entities; and, specifically, future legislation to which the Group will certainly be subject. The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

●	They represent a current obligation that has arisen from a past event.

●	At the date referred to by the Consolidated Financial Statements, there is more probability that the obligation will have to be met than that it will not.

●	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

●	The amount of the obligation can be reasonably estimated.

Among other items, these provisions include the commitments made to employees by some of the Group entities (mentioned in Note 2.2.12), as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they will be disclosed, should they exist, in the Notes to the Interim Consolidated Financial Statements, provided that it is more likely than not that these assets will give rise to an increase in resources embodying economic benefits.

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the Group. They also include the existing obligations of the Group when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

Contingent liabilities are not recognized in the consolidated balance sheet or the income statement (excluding contingent liabilities from business combination) but are reported in the Interim Consolidated Financial Statements.

2.2.12	Pensions and other post-employment commitments

Below we provide a description of the most significant accounting criteria relating to post-employment and other employee benefit commitments assumed by BBVA Group entities (see Note 25).

Short-term employee benefits

Benefits for current active employees which are accrued and settled during the year and for which a provision is not required in the entity’s accounts. These include wages and salaries, social security charges and other personnel expenses.

Costs are charged and recognized under the heading “Administration costs – Personnel expenses – Other personnel expenses” of the consolidated income statement (see Note 44.1).

Post-employment benefits – Defined-contribution plans

The Group sponsors defined-contribution plans for the majority of its active employees. The amount of these benefits is established as a percentage of remuneration and/or as a fixed amount.

The contributions made to these plans in each period by BBVA Group entities are charged and recognized under the heading “Administration costs – Personnel expenses – Defined-contribution plan expense” of the consolidated income statement (see Note 44.1).

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Post-employment benefits – Defined-benefit plans

Some Group entities maintain pension commitments with employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. These commitments are covered by insurance contracts, pension funds and internal provisions.

In addition, some of the Spanish entities have offered certain employees the option to retire before their normal retirement age, recognizing the necessary provisions to cover the costs of the associated benefit commitments, which include both the liability for the benefit payments due as well as the contributions payable to external pension funds during the early retirement period.

Furthermore, certain Group entities provide welfare and medical benefits which extend beyond the date of retirement of the employees entitled to the benefits.

All of these commitments are quantified based on actuarial valuations, with the amounts recorded under the heading “Provisions – Provisions for pensions and similar obligations” and determined as the difference between the value of the defined-benefit commitments and the fair value of plan assets at the date of the Interim Consolidated Financial Statements (see Note 25).

Current service cost are charged and recognized under the heading “Administration costs – Personnel expenses – Defined-benefit plan expense” of the consolidated income statement (see Note 44.1).

Interest credits/charges relating to these commitments are charged and recognized under the headings “Interest income” and “Interest expense” of the consolidated income statement (see Note 37).

Past service costs arising from benefit plan changes as well as early retirements granted during the period are recognized under the heading “Provisions or reversals of provisions” of the consolidated income statement (see Note 46).

Other long-term employee benefits

In addition to the above commitments, certain Group entities provide long service awards to their employees, consisting of monetary amounts or periods of vacation granted upon completion of a number of years of qualifying service.

These commitments are quantified based on actuarial valuations and the amounts recorded under the heading “Provisions – Other long-term employee benefits” of the consolidated balance sheet (see Note 24).

Valuation of commitments: actuarial assumptions and recognition of gains/losses

The present value of these commitments is determined based on individual member data. Active employee costs are determined using the “projected unit credit” method, which treats each period of service as giving rise to an additional unit of benefit and values each unit separately.

In establishing the actuarial assumptions we taken into account that:

●	They should be unbiased, i.e. neither unduly optimistic nor excessively conservative.

●

They should be mutually compatible and adequately reflect the existing relationship between economic variables such as price inflation, expected wage increases, discount rates and the expected return on plan assets, etc. Future wage and benefit levels should be based on market expectations, at the balance sheet date, for the period over which the obligations are to be settled.

●	The interest rate used to discount benefit commitments is determined by reference to market yields, at the balance sheet date, on high quality bonds.

The BBVA Group recognizes actuarial gains/losses relating to early retirement benefits, long service awards and other similar items under the heading “Provisions or reversal of provisions” of the consolidated income statement for the period in which they arise (see Note 46). Actuarial gains/losses relating to pension and medical benefits are directly charged and recognized under the heading “Accumulated other comprehensive income – Items that will not be reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans” of equity in the consolidated balance sheet (see Note 30).

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

2.2.13	Equity-settled share-based payment transactions

Provided they constitute the delivery of such equity instruments following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as an expense for services being provided by employees, by way of a balancing entry under the heading “Shareholders’ equity – Other equity” in the consolidated balance sheet (Note 44.1.1). These services are measured at fair value for the employees services received, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments granted, taking into account the date on which the commitments were granted and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of the equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of equity instruments, but they are taken into account when determining the number of equity instruments to be issued. This will be recognized on the consolidated income statement with the corresponding increase in total equity.

2.2.14	Termination benefits

Termination benefits are recognized in the accounts when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan.

2.2.15	Treasury stock

The value of common stock issued by the BBVA Group’s entities and held by them - basically, shares and derivatives on the Bank’s shares held by some consolidated entities that comply with the requirements to be recognized as equity instruments - are recognized as a decrease to net equity, under the heading “Shareholders’ funds - Treasury stock” in the consolidated balance sheets (see Note 29).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Shareholders’ funds - Retained earnings” in the consolidated balance sheets (see Note 28).

2.2.16	Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the Interim Consolidated Financial Statements are presented, is the euro. Thus, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

●	Conversion of the foreign currency to the functional currency (currency of the main economic environment in which the entity operates); and

●	Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

Conversion of the foreign currency to the functional currency

Transactions denominated in foreign currencies carried out by the consolidated entities (or accounted for using the equity method) are initially accounted for in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year. In addition,

●	Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate in force on the purchase date.

●	Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

●

Income and expenses are converted at the period’s average exchange rates for all the operations carried out during the period. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the financial year which, owing to their impact on the statements as a whole, require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities are generally recognized under the heading “Exchange differences (net)” in the consolidated income statements (see Note 41). However, the exchange differences in non-monetary items, measured at fair value, are recognized temporarily in equity under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences” in the consolidated balance sheets (see Note 30).

Conversion of functional currencies to euros

The balances in the interim financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

●	Assets and liabilities: at the average spot exchange rates as of the date of each of the interim consolidated financial statements.

●

Income and expenses and cash flows are converted by applying the exchange rate in force on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations.

●	Equity items: at the historical exchange rates.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss - Exchange differences” in the interim consolidated balance sheets (Notes 30 and 31 respectively). Meanwhile, the differences arising from the conversion to euros of the interim financial statements of entities accounted for by the equity method are recognized under the heading “ Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Entities accounted for using the equity method” (Note 30) until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main consolidated balances in foreign currencies, with reference to the most significant foreign currencies, is set forth in Appendix VII.

Venezuela

Local interim financial statements of the Group subsidiaries in Venezuela are expressed in Venezuelan Bolivar, and converted into euros for the interim consolidated financial statements, as indicated below, since Venezuela is a country with strong exchange restrictions and has different rates officially published:

●	On February 10, 2015, the Venezuelan government announced the creation of a new foreign-currency system called “Sistema Marginal de Divisas” (SIMADI).

●

The Group used the SIMADI exchange rate from March 2015 for the conversion of the financial statements of the Group companies located in Venezuela for their Consolidated Financial Statements. The SIMADI exchange rate started to reflect the exchange rate of actual transactions increasing rapidly to approximately 200 Venezuelan bolivars per U,S. dollar (approximately 218 Venezuelan bolivars per euro), however, from May, and during the second half of 2015 the trend was confirmed, the SIMADI exchange rate had hardly fluctuated, reaching as of December 31, 2015 216.3 Venezuelan bolivars per euro, which could be considered unrepresentative of the convertibility of the Venezuelan currency.

●

In February 2016, the Venezuelan government approved a new exchange rate agreement which sets two new mechanisms that regulate the purchase and sale of foreign currency (DICOM) and the suspension of the SIMADI exchange rate.

●	In May 2017, Venezuela Central Bank created el “Comité de Subastas de Divisas”, whose object is to administer, regulate and manage the DICOM, with autonomy for the exercise of its functions.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

●

From December 31, 2015, the Board of Directors considers that the use of the new exchanges rates and, previously, SIMADI for converting bolivars into euros in preparing the Consolidated Financial Statements does not reflect the true picture of the financial statements of the Group and the financial position of the Group subsidiaries in Venezuela.

●

Consequently, as of June 30, 2017 and December 31, 2016, the Group has used in the conversion of the financial statements of these foreign exchange rates amounting to 4.302 and 1.893 Venezuelan bolivars per euro, respectively. These exchanges rates have been calculated taking into account the estimated evolution of inflation in Venezuela at those dates (122.2% and 300%, respectively) by the Research Service of the Group (see Note 2.2.20).

The summarized balance sheet and income statements of the Group subsidiaries in Venezuela, whose local interim financial statements are expressed in Venezuelan bolivars comparing their conversion to euros with the estimated exchange rate with the balances that would have result by applying the last published exchange rate, are as follows:

	Million of Euros
Balance sheet June 2017	Estimated exchange rate	Official Exchange rate	Variation

Cash and balances with central banks	307	437	131

Securities portfolio	44	58	14

Loans and recievables	474	624	150

Tangible assets	64	91	27

Other	25	35	10

TOTAL ASSETS	913	1,246	332

Deposits from central bank and credit institutions	1	2	-

Customer deposits	654	929	275

Provisions	19	28	8

Other	115	144	30

TOTAL LIABILITIES	789	1,103	314

	Million of Euros
Income statements June 2017	Estimated exchange rate	Official Exchange rate	Variation

NET INTEREST ICOME	39	55	17

GROSS INCOME	30	43	13

Administration costs	24	34	10

NET OPERATING INCOME	6	9	3

OPERATING PROFIT BEFORE TAX	(1)	(1)	-

Tax expense or (-) income related to profit or loss from continuing operation	4	6	2

PROFIT	(5)	(8)	(2)

Attributable to minority interest [non-controlling interests]	(3)	(4)	(1)

Attributable to owners of the parent	(3)	(4)	(1)

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

2.2.17	Recognition of income and expenses

The most significant criteria used by the BBVA Group to recognize its income and expenses are as follows.

●	Interest income and expenses and similar items:

As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. The financial fees and commissions that arise on the arrangement of loans and advances (basically origination and analysis fees) are deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in originating these loans and advances can be deducted from the amount of financial fees and commissions recognized. These fees are part of the effective interest rate for the loans and advances. Also dividends received from other entities are recognized as income when the consolidated entities’ right to receive them arises.

Once a debt instrument has been impaired, an interest income is recognized applying the effective interest rate used to discount the estimated recoverable cash flows on the carrying amount of the asset.

●	Commissions, fees and similar items:

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

-	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected/paid.

-	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

-	Those relating to single acts, which are recognized when this single act is carried out.

●	Non-financial income and expenses:

These are recognized for accounting purposes on an accrual basis.

●	Deferred collections and payments:

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18	Sales and income from the provision of non-financial services

The heading “Other operating income” in the consolidated income statements includes the proceeds of the sales of assets and income from the services provided by the Group entities that are not financial institutions. In the case of the Group, these entities are mainly real estate and service entities (see Note 42).

2.2.19	Leases

Lease contracts are classified as finance leases from the inception of the transaction, if they substantially transfer all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets (see Note 13).

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets – Property, plant and equipment – Other assets leased out under an operating lease” in the consolidated balance sheets (see Note 17). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating expenses” (see Note 42).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated from the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are accrued over the lease period.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The assets leased out under operating lease contracts to other entities in the Group are treated in the Interim Consolidated Financial Statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is recognized.

2.2.20	Entities and branches located in countries with hyperinflationary economies

In order to assess whether an economy is under hyperinflation, the country’s economic environment is evaluated, analyzing whether certain circumstances exist, such as:

●	The country’s population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency;

●	Prices may be quoted in a relatively stable foreign currency;

●	Interest rates, wages and prices are linked to a price index;

●	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

The fact that any of these circumstances is present will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela have therefore been adjusted to correct for the effects of inflation in accordance with IAS 29 “ Financial Reporting in Hyperinflationary Economies”.

The breakdown of the General Price Index and the inflation index used as of June 30, 2017 and December 31, 2016 for the inflation restatement of the financial statements of the Group companies located in Venezuela is as follows:

General Price Index	June 2017 (**)	December 2016 (*)
GPI		9,431.60
Average GPI		5,847.74
Inflation of the period	122.2%	300.0%

(*) At the date of preparation of consolidated financial statements in 2016, the Venezuelan government had not released the official inflation figures. The Group had estimated the inflation rate applicable to December 31, 2016, based on the best estimate of BBVA Research of the Group (300%) in line with other estimates made by various international organizations.

(**)At the date of preparation of these interim consolidated financial statements, the Venezuelan government had not released the official inflation figures. As of June 30, 2017, as in the Annual Report of 2016, the group estimated the applicable inflation rate.

The losses recognized under the heading “Profit attributable to the parent company” in the accompanying consolidated income statement as a result of the adjustment for inflation on net monetary position of the Group entities in Venezuela amounted to €7.7 and €38.5 million in the first semester of 2017 and 2016 respectively.

2.3	Recent IFRS pronouncements

Changes introduced in 2017

The following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC”) came into force after January 1, 2017. They have not had a significant impact on the BBVA Group’s Consolidated Financial Statements corresponding to the period ended June 30, 2017.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

IAS 12 – “Income Taxes. Recognition of Deferred Tax Assets for Unrealized Losses”

The amendments made to IAS 12 clarify the requirements on recognition of deferred tax assets for unrealized losses. The following aspects are clarified:

●

An unrealized loss on a debt instrument measured at fair value gives rise to a deductible temporary difference regardless of whether the holder expects to recover its carrying amount by holding the debt instrument until maturity or by selling the debt instrument.

●

An entity assesses the utilization of deductible temporary differences in combination with other deductible temporary differences. In circumstances in which tax laws restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the appropriate type.

●

An entity’s estimate of future taxable profit can include the recovery of its assets for amounts more than their carrying amounts if there is sufficient evidence to conclude that it is probable that the entity will achieve this.

●	An entity’s estimate of future taxable profit excludes tax deductions resulting from the reversal of deductible temporary difference.

The European Union has not approved the adoption of the amendments.

IAS 7 – “Statement of Cash Flows. Disclosure Initiative”

The amendments to IAS 7 introduce the following new disclosure requirements related to changes in liabilities arising from financing activities, to enable users of financial statements to evaluate changes in those liabilities: changes from financing cash flows; changes arising from obtaining or losing control of subsidiaries or other businesses; the effect of changes in foreign exchange rates; changes in fair values; and other changes.

Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows arising from financing activities. Additionally, the disclosure requirements also apply to changes in financial assets if cash flows from those financial assets were, or future cash flows will be, included in cash flows from financing activities.

The European Union has not approved the adoption of the amendments.

Annual improvements cycle to IFRSs 2014-2016 – Minor amendments to IFRS 12

The annual improvements cycle to IFRSs 2014-2016 includes minor changes and clarifications to IFRS 12 – Disclosure of Interests in Other Entities. The European Union has not still approved the adoption of the amendments, which is expected in the third quarter of 2017.

Standards and interpretations issued but not yet effective as of June 30, 2017

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying Consolidated Financial Statements, but are not obligatory as of June 30, 2017. Although in some cases the IASB permits early adoption before they come into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

IFRS 9 - “Financial instruments”

As of July, 24, 2014, IASB issued the IFRS 9 which will replace IAS 39 and includes a new classification and assessment requirements of financial assets and liabilities, impairment requirements of financial assets and hedge accounting policy.

●	Classification and assessment of financial assets and liabilities

The classification of financial assets will depend on the company’s business model used for management purposes and the characteristics of the contractual cash flows, resulting in the measurement of such financial assets at amortized cost, fair value with changes in other comprehensive income and liabilities not measured at fair value through profit or loss, net.

The combined effect of applying the company’s business model and the characteristics of the contractual cash flows may result in differences in the stock of financial assets measured at amortized cost or at fair value compared to IAS 39, although the Group does not expect significant changes in this regard.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

With regard to financial liabilities, the classification categories proposed by IFRS 9 are similar to those contained in IAS 39, so there should not be very significant differences except for the requirement to recognize changes in fair value related to own credit risk as a component of equity, in the case of financial liabilities designated at fair value through profit or loss.

Based on the analysis carried out, no significant changes are expected in the classification or valuation method of the financial assets and liabilities, maintaining a balance sheet structure similar to the current one.

●	Financial assets impairments

Impairment requirements will apply to financial assets measured at amortized cost and at fair value through other comprehensive income, and to lease receivables and certain loan commitments and financial guarantee contracts.

At initial recognition, an allowance is required for expected credit losses resulting from default events that may occur within the next 12 months (“12 month expected credit losses”).

In the event of a significant increase in credit risk, an allowance is required for expected credit losses resulting from all possible default events over the expected life of the financial instrument (“lifetime expected credit losses”).

The assessment of whether the credit risk has increased significantly since initial recognition should be performed for each reporting period by considering the change in the risk of default occurring over the remaining life of the financial instrument. The assessment of credit risk, and the estimation of expected credit losses, should be performed so that they are probability-weighted and unbiased and shall include all available information that is relevant to the assessment, including information about past events, current conditions and reasonable and supportable expectations of future events and economic conditions at the reporting date.

For the purposes of the implementation of IFRS 9, the BBVA Group considers the following definitions:

Default

Although IFRS 9 does not specifically define default, BBVA applies a definition of default that is consistent with the definition used for internal credit risk management purposes for the relevant financial instrument and consider qualitative indicators when appropriate. However, there is a rebuttable presumption that default does not occur later than when a financial asset is 90 days past due unless an entity has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate. The definition of default used for these purposes shall be applied consistently to all financial instruments unless information that demonstrates that another default definition is more appropriate for a particular financial instrument becomes available.

Credit impaired asset

An asset is credit-impaired according to IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

a)	Significant financial difficulty of the issuer or the borrower.

b)	A breach of contract (e.g. a default or past due event).

c)	A lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider.

d)	It becoming probable that the borrower will enter bankruptcy or other financial reorganization.

e)	The disappearance of an active market for that financial asset because of financial difficulties.

f)	The purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

It may not be possible to identify a single discrete event. Instead, the combined effect of several events may cause financial assets to become credit-impaired.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Significant increase in credit risk

Expected credit losses are based on 12-month expected credit losses or lifetime expected credit losses depending on whether there has been a significant increase in credit risk since initial recognition.

The objective of the impairment requirements is to recognize lifetime expected credit losses for financial instruments for which there has been significant increases in credit risk since initial recognition (whether assessed on an individual or collective basis) considering all reasonable and supportable information, including that which is forward-looking.

In assessing whether credit risk has increased significantly, an entity should use the change in the risk of default occurring over the expected remaining life of the financial instrument, rather than the change in the magnitude of loss if the default were to occur (i.e. change in the amount of expected credit losses). Therefore, changes in loss given default (LGD) are not considered for this purpose, although they are incorporated in the resulting measurement of expected credit losses.

The assessment can be done both in an individual basis and in a collective basis (group of financial instruments with similar credit risk situation). Although the standard introduces a number of operational simplifications/practical expedients, the Groups does not expect to use them as a general rule.

Stage 1– without significant increase in credit risk since initial recognition

According to IFRS 9, financial assets which are not considered to have significantly increased in credit risk have loss allowances measured at an amount equal to 12 months expected credit losses.

Stage 2– significantly increased in credit risk since initial recognition

In accordance with IFRS 9, when the credit risk of a financial asset has increased significantly since initial recognition, the entity shall measure a loss allowance for the financial instrument at an amount equal to the lifetime expected credit losses.

Stage 3 - Impaired

When there is objective evidence that the loan is credit impaired, the financial asset is transferred to this category.

As a result, the goal is for the recognition and measurement of impairment to be more proactive and forward-looking than under the current incurred loss model of IAS 39.

●	Hedge accounting

IFRS 9 will also affect hedge accounting, because the focus of the Standard is different from that of the current IAS 39, as it tries to align the accounting requirements with economic risk management. IFRS 9 will also permit to apply hedge accounting to a wider range of risks and hedging instruments. The Standard does not address the accounting for macro hedging strategies. To avoid any conflict between the current macro hedge accounting and the new general hedge accounting requirements, IFRS 9 includes an accounting policy choice to continue applying hedge accounting according to IAS 39.

Macro-hedges accounting is being developed as a separate project. The companies have the option to continue applying the hedge accounting as established by IAS39 until the project is completed. According to the analysis carried out to date, the Group expects to continue applying IAS 39 to its hedge accounting.

The IASB has established January 1, 2018, as the mandatory application date, with the possibility of early adoption.

During 2016 and the first semester of 2017, the Group has been analyzing this new Standard and the implications it will have in 2018 on the classification of portfolios and the valuation models for financial instruments, focusing on impairment loss models for financial assets through expected loss models.

In the second semester of 2017, the Group will continue working on the definition of accounting policies, on the implementation of the Standard, which has implications both on the financial statements and on the Group’s daily operations (initial and subsequent risk assessment, changes in systems, management metrics, etc.), and also on the models used for the presentation of financial statements.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

As of the date of preparation of these Consolidated Financial Statements, the Group does not have an estimation of the quantitative impact that this Standard will have on January 1, 2018 when it will come into force.

Amended IFRS 7 - “Financial instruments: Disclosures”

The IASB modified IFRS 7 in December 2011 to include new disclosures on financial instruments that entities will have to provide as soon as they apply IFRS 9 for the first time.

IFRS 15 - “Revenue from contracts with customers”

IFRS 15 contains the principles that an entity shall apply to account for revenue and cash flows arising from a contract with a customer.

The core principle of IFRS 15 is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services, in accordance with contractually agreed. It is considered that the good or service is transferred when the customer obtains control over it.

The new Standard replaces IAS 18 - Revenue IAS 11 - Construction Contracts, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers and SIC 31 – Revenue-Transactions Involving Advertising Services.

This Standard will be applied to the accounting years starting on or after January 1, 2018, although early adoption is permitted.

IFRS 15 – “Clarifications to IFRS 15 Revenue from Contracts with Customers”

The amendments to the Revenue Standard clarify how some of the underlying principles of the new Standard should be applied. Specifically, they clarify how to:

●	Identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract.

●	Determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided) and

●	Determine whether the revenue from granting a license should be recognized at a point in time or over time.

In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new Standard.

The amendments will be applied at the same time as the IFRS 15, i.e. to the accounting periods beginning on or after January 1, 2018, although early application is permitted.

Amended IFRS 10 – “Consolidated Financial Statements” and Amended IAS 28 - “Investments in Associates and Joint Ventures”

The amendments to IFRS 10 and IAS 28 establish that when an entity sells or transfers assets are considered a business (including its consolidated subsidiaries) to an associate or joint venture of the entity, the latter will have to recognize any gains or losses derived from such transaction in its entirety. Notwithstanding, if the assets sold or transferred are not considered a business, the entity will have to recognize the gains or losses derived only to the extent of the interests in the associate or joint venture with unrelated investors.

These changes will be applicable to accounting periods beginning on the effective date, still to be determined, although early adoption is allowed.

IFRS 16 – “Leases”

On January 13, 2016 the IASB issued the IFRS 16 which will replace IAS 17. The new standard introduces a single lessee accounting model and will require a lessee to recognize assets and liabilities for all leases with a term

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of–use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

With regard to lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and account for those two types of leases differently.

The standard will be applied to the accounting years starting on or after January 1, 2019, although early application is permitted if IFRS 15 is also applied.

IFRS 2 – “Classification and Measurement of Share-based Payment Transactions”

The amendments made to IFRS 2 provide requirements on three different aspects:

●

When measuring the fair value of a cash-settled share-based payment vesting conditions, other than market conditions, shall be taken into account by adjusting the number of awards included in the measurement of the liability arising from the transaction.

●

A transaction in which an entity settles a share-base payment arrangement net by withholding a specified portion of the equity instruments to meet a statutory tax withholding obligation will be classified as equity settled in its entirety if, without the net settlement feature, the entire share-based payment would otherwise be classified as equity-settled.

●

In case of modification of a share-based payment from cash-settled to equity-settled, the modification will be accounted for derecognizing the original liability and recognizing in equity the fair value of the equity instruments granted to the extent that services have been rendered up to the modification date; any difference will be recognized immediately in profit or loss.

These amendments will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted.

Amended IFRS 4 “Insurance Contracts”

The amendments made to IFRS 4 address the temporary accounting consequences of the different effective dates of IFRS 9 and the forthcoming insurance contracts Standard, by introducing two optional solutions:

●

The deferral approach or temporary exemption, that gives entities whose predominant activities are connected with insurance the option to defer the application of IFRS 9 and continue applying IAS 39 until 2021.

●

The overlay approach, that gives all issuers of insurance contracts the option to recognize in other comprehensive income, rather than profit or loss, the additional accounting volatility that may arise from applying IFRS 9 compared to applying IAS 39 before applying the forthcoming insurance contracts Standard.

These modifications will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted.

Annual improvements cycle to IFRSs 2014-2016 – Minor amendments to IFRS 1 and IAS 28

The annual improvements cycle to IFRSs 2014-2016 includes minor changes and clarifications to IFRS 1- First-time Adoption of International Financial Reporting Standards and IAS 28 – Investments in Associates and Joint Ventures, which will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted to amendments to IAS 28.

IFRIC 22- Foreign Currency Transactions and Advance Consideration

The Interpretation addresses how to determine the date of the transaction, and thus, the exchange rate to use to translate the related asset, expense or income on initial recognition, in circumstances in which a non-monetary prepayment asset or a non-monetary deferred income liability arising from the payment or receipt of advance

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

consideration is recognized in advance of the related asset, income or expense. It requires that the date of the transaction will be the date on which an entity initially recognizes the non-monetary asset or non-monetary liability.

If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration.

The interpretation will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted.

Amended IAS 40 – Investment Property

The amendment states that an entity shall transfer a property to, or from, investment property when, and only when, there is evidence of a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property.

The amendments will be applied to the accounting periods beginning on or after January 1, 2018, although early adoption is allowed.

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for the accounting for insurance contracts and supersedes IFRS 4. The new standard introduces a single accounting model for all insurance contracts and requires the entities to use updated assumptions.

An entity shall divide the contracts into groups and recognize and measure groups of insurance contracts at the total of:

●

the fulfilment cash flows, that comprises the estimate of future cash flows, an adjustment to reflect the time value of money and the financial risk associated with the future cash flows and a risk adjustment for non-financial risk; and

●	the contractual service margin that represents the unearned profit.

The amounts recognized in the statement of financial performance shall be disaggregated into insurance revenue, insurance service expenses and insurance finance income or expenses. Insurance revenue and insurance service expenses shall exclude any investment components. Insurance revenue shall be recognized over the period the entity provides insurance coverage and in proportion to the value of the provision of coverage that the insurer provides in the period.

The new Standard will be applied to the accounting periods beginning on or after January 1, 2021, although early adoption is allowed.

IFRIC 23– Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments.

If the entity considers that it is probable that the taxation authority will accept an uncertain tax treatment, the Interpretation requires the entity to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings.

If the entity considers that it is not probable that the taxation authority will accept an uncertain tax treatment, the Interpretation requires the entity to use the most likely amount or the expected value (sum of the probability. weighted amounts in a range of possible outcomes) in determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The method used should be the method that the entity expects to provide the better prediction of the resolution of the uncertainty.

The interpretation will be applied to the accounting periods beginning on or after January 1, 2019, although early application is permitted.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

Appendices I and II provide relevant information as of June 30, 2017 on the Group’s subsidiaries, consolidated structured entities, and investments in associate entities and joint venture entities. Appendix III shows the main changes in investments for the period ended June 30, 2017, and Appendix IV gives details of the consolidated subsidiaries and which, based on the information available, are more than 10% owned by non-Group shareholders as of June 30, 2017.

The following table sets forth information related to the Group’s total assets as of June, 2017 and December 2016, broken down by the Group’s entities according to their activity:

	Millions of Euros
Contribution to Consolidated Group Total Assets.	June	December
Entities by Main Activities	2017	2016

Banks and other financial services	670,256	699,592

Insurance and pension fund managing companies	26,854	26,831

Other non-financial services	5,319	5,433
Total	702,429	731,856

The total assets and results of operations broken down by the geographical areas, in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America, the United States and Turkey, with active presence in other countries, as shown below:

●	Spain

The Group’s activity in Spain is mainly through Banco Bilbao Vizcaya Argentaria, S.A., which is the parent company of the BBVA Group. The Group also has other entities that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operational leasing entities.

●	Mexico

The BBVA Group operates in Mexico, not only in the banking sector, but also in the insurance sector through Grupo Financiero Bancomer.

●	South America

The BBVA Group’s activities in South America are mainly focused on the banking and insurance sectors, in the following countries: Argentina, Chile, Colombia, Peru, Paraguay, Uruguay and Venezuela. It has a representative office in Sao Paulo (Brazil).

The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of December 31, 2016, are consolidated (see Note 2.1).

●	The United States

The Group’s activity in the United States is mainly carried out through a group of entities with BBVA Compass Bancshares, Inc. at their head, the New York BBVA branch and a representative office in Silicon Valley (California).

●	Turkey

The Group’s activity in Turkey is mainly carried out through the Garanti Group.

●	Rest of Europe

The Group’s activity in Europe is carried out through banks and financial institutions in Ireland, Switzerland, Italy, Netherlands, Romania and Portugal, branches in Germany, Belgium, France, Italy and the United Kingdom, and a representative office in Moscow.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

●	Asia-Pacific

The Group’s activity in this region is carried out through branches (in Taipei, Seoul, Tokyo, Hong Kong Singapore and Shanghai) and representative offices (in Beijing, Mumbai, Abu Dhabi and Jakarta).

Significant transaction in the Group in the first semester of 2017

Investments

On February 21, 2017, BBVA Group entered into an agreement for the acquisition from Dogus Holding A.S. and Dogus Arastirma Gelistirme ve Musavirlik Hizmetleri A.S of 41,790,000,000 shares of Turkiye Garanti Bankasi, A.S. (“Garanti Bank”), amounting to 9.95% of the total issued share capital of Garanti Bank. On March 22, 2017, the sale and purchase agreement was completed, and therefore BBVA’s total stake in Garanti Bank now amounts to 49.85%.

Significant transaction in the Group in 2016

Mergers

The BBVA Group, at its Board of Directors meeting held on March 31, 2016, adopted a resolution to begin a merger process of BBVA S.A. (absorbing company), Catalunya Banc, S.A., Banco Depositario BBVA, S.A. y Unoe Bank, S.A.

This transaction was part of the corporate reorganization of its banking subsidiaries in Spain and was successfully completed throughout 2016 and has no impact in the Consolidated Financial Statements both from the accounting and the solvency stand points.

4.	Shareholder remuneration system

In accordance with BBVA’s shareholder remuneration policy communicated in October 2013, which established the distribution of an annual pay-out of between 35% and 40% of the profits obtained in each financial year and the progressive reduction of the remuneration via “Dividend Options”, so that the shareholders’ remuneration would ultimately be fully in cash, on February 1, 2017 BBVA announced that it was expected to be proposed for the consideration of the competent governing bodies the approval of a capital increase to be charged to voluntary reserves for the instrumentation of one “Dividend Option” in 2017, being the subsequent shareholders’ remunerations that could be approved fully in cash.

This fully in cash shareholders’ remuneration policy would be composed, for each financial year, of an interim distribution on account of the dividend of such financial year (which is expected to be paid in October) and a final dividend (which would be paid once the financial year has ended and the profit allocation has been approved, which is expected for April), subject to the applicable authorizations by the competent governing bodies.

Shareholder remuneration scheme

During 2012, 2013, 2014, 2015, 2016 and 2017 a shareholder remuneration system called the “Dividend Option” was implemented.

Under such remuneration scheme, BBVA offered its shareholders the possibility to receive all or part of their remuneration in the form of BBVA newly-issued ordinary shares; whilst maintaining the possibility for BBVA shareholders to receive their entire remuneration in cash by selling the free allocation rights assigned to each holder in each capital increase either to BBVA (in execution of the commitment assumed by BBVA to acquire the free allocation rights attributed to the shareholders at a guaranteed fixed price) or by selling their free allocation rights on the market at the prevailing market price at that time. However, the execution of the commitment assumed by BBVA was only available to whoever had been originally assigned such rights of free allocation and only in connection with the rights of free allocation initially allocated at such time.

On March 29, 2017, the Board of Directors of BBVA resolved to execute the capital increase to be charged to voluntary reserves approved by the AGM held on March 17, 2017, under agenda item three, to implement a “Dividend Option” this year. As a result of this increase, the Bank’s share capital increased by €49,622,955.62 by the issuance of 101,271,338 newly-issued ordinary shares of BBVA at 0.49 euros par value. 83.28% of the right owners opted to receive newly-issued BBVA ordinary shares. The other 16.72% of the right owners opted to sell the rights of free allocation assigned to them to BBVA, and as a result, BBVA acquired 1,097,962,903

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

rights (at a gross price of €0.131 each) for a total amount of €143,833,140.29. This amount is registered in “Total Equity-Dividends and Remuneration” of the consolidated balance sheet as of June, 30, 2017 (see Note 26).

On September 28, 2016, the Board of Directors of BBVA approved the execution of the second of the share capital increases to be charged to voluntary reserves, as agreed by the AGM held on March 11, 2016. As a result of this increase, the Bank’s share capital increased by €42,266,085.33 through the issuance of 86,257,317 BBVA newly-issued ordinary shares at a €0.49 par value each. 87.85% of the right owners have opted to receive newly-issued BBVA ordinary shares. The other 12.15% of the right owners opted to sell the rights of free allocation assigned to them to BBVA, and as a result, BBVA acquired 787,374,942 rights for a total amount of €62,989,995.36. The price at which BBVA has acquired such rights of free allocation (in execution of said commitment) was €0.08 per right, registered in “Total Equity-Dividends and Remuneration” of the consolidated balance sheet as of December, 31, 2016 (see Note 26).

On March 31, 2016, the Board of Directors of BBVA approved the execution of the first of the share capital increases to be charged to voluntary reserves, as agreed by the AGM held on March 11, 2016. As a result of this increase, the Bank’s share capital increased by €55,702,125.43 through the issuance of 113,677,807 BBVA newly-issued ordinary shares at a €0.49 par value each. 82.13% of the right owners have opted to receive newly-issued BBVA ordinary shares. The other 17.87% of the right owners opted to sell the rights of free allocation assigned to them to BBVA, and as a result, BBVA acquired 1,137,500,965 rights for a total amount of €146,737,624.49. The price at which BBVA has acquired such rights of free allocation (in execution of said commitment) was €0.129 per right, registered in “Total Equity-Dividends and Remuneration” of the consolidated balance sheet as of December 31, 2016 (see Note 26).

Dividends

The Board of Directors, at its meeting held on June 22, 2016, approved the payment in cash of €0.08 (€0.0648 withholding tax) per BBVA share, as the first gross interim dividend against 2016 results. The dividend was paid on July 12, 2016.

The Board of Directors, at its meeting held on December 21, 2016, approved the payment in cash of €0.08 (€0.0648 withholding tax) per BBVA share, as the second gross interim dividend against 2016 results. The dividend was paid on January 12, 2017. The total amount of the second dividend of 2016, after deducting the treasury shares held by the Group’s companies, amounted to €525 million and was recognized under the heading “Stockholders’ funds – Interim dividends” charged in the “Financial liabilities at amortized cost – Other financial liabilities (see Note 22.4) of the consolidated balance sheet as of December 31, 2016.

5.	Earnings per share

Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33. For more information see Glossary of terms.

The Bank issued additional share capital in 2017 and 2016 (see “Dividend Option” Program in 2016 in Note 26). In accordance with IAS 33, when events, other than the conversion of potential shares, have changed the number of shares outstanding without a corresponding change in resources, the weighted average number of shares outstanding during the period and for all the periods presented shall be adjusted. The prior year weighted average number of shares is adjusted by applying a corrective factor.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share	June 2017	June 2016 (*)
Numerator for basic and diluted earnings per share (millions of euros)

Profit attributable to parent company	2,306	1,832

Adjustment: Additional Tier 1 securities (1)	(147)	(114)
Profit adjusted (millions of euros) (A)	2,159	1,718
Profit from discontinued operations (net of non-controlling interest) (B)	-	-
Denominator for basic earnings per share (number of shares outstanding)

Weighted average number of shares outstanding (2)	6,626	6,410

Weighted average number of shares outstanding x corrective factor (3)	6,626	6,626
Adjusted number of shares - Basic earning per share (C)	6,626	6,626
Adjusted number of shares - diluted earning per share (D)	6,626	6,626
Earnings per share	0.33	0.26
Basic earnings per share from continued operations (Euros per share)A-B/C	0.33	0.26
Diluted earnings per share from continued operations (Euros per share)A-B/D	0.33	0.26
Basic earnings per share from discontinued operations (Euros per share)B/C	-	-
Diluted earnings per share from discontinued operations (Euros per share)B/D	-	-

(1)	Remuneration in the period related to contingent convertible securities, recognized in equity (see Note 22.3).

(2)	Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period.

(3)	Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.

(*)	Data recalculated due to the mentioned corrective factor (see Notes 26 and 29).

As of June 30, 2017 and 2016, there were no other financial instruments or share options awarded to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason, basic and diluted earnings per share are the same for both dates.

6.	Operating segment reporting

The information about operating segments is presented in accordance with IFRS 8. Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on disaggregated business activities. These business activities are then aggregated in accordance with the organizational structure determined by the BBVA Group and, ultimately, into the reportable operating segments themselves.

During the first half of 2017, there have not been significant changes in the reporting structure of the operating segments of the BBVA Group compared to the structure existing at the end of 2016. The structure of the operating segment is as follows:

●	Banking activity in Spain

Includes, as in previous years, the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

●	Non Core Real Estate

Covers specialist management in Spain of loans to developers in difficulties and real-estate assets mainly coming from foreclosed assets, originated from both, residential mortgages, as well as loans to developers. New loan production to developers or loans to those that are not in difficulties are managed by Banking activity in Spain.

●	The United States

Includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

●	Mexico

Includes all the banking and insurance businesses in the country.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

●	Turkey

Includes the activity of the Garanti Group.

●	South America

Includes BBVA’s banking and insurance businesses in the region.

●	Rest of Eurasia

Includes business activity in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area.

Lastly, the Corporate Center is comprised of the rest of the assets and liabilities that have not been allocated to the operating segments. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles.

The breakdown of the BBVA Group’s total assets by operating segments as of June 30, 2017 and December 31, 2016, is as follows:

	Millions of Euros
Total Assets by Operating Segments	June 2017	December 2016 (*)
Banking Activity in Spain	316,003	335,847
Non Core Real Estate	12,491	13,713
United States	80,015	88,902
Mexico	99,233	93,318
Turkey	83,895	84,866
South America	73,323	77,918
Rest of Eurasia	18,807	19,106
Subtotal Assets by Operating Segments	683,768	713,670
Corporate Center	18,662	18,186
Total Assets BBVA Group	702,429	731,856

(*) The figures corresponding to 2016 have been restated in order to allow homogenous comparisons due to changes in the scope of operating segments.

The attributable profit and main earning figures in the interim consolidated income statements for the six months period ended June 30, 2017 and 2016 by operating segments are as follows:

					Millions of Euros
	Operating Segments
Main Margins and Profits by Operating Segments (1)	BBVA Group	Banking Activity in Spain	Non Core Real Estate	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center
June 2017
Net interest income	8,803	1,865	31	1,098	2,676	1,611	1,617	95	(190)
Gross income	12,718	3,201	(6)	1,468	3,507	1,998	2,252	256	42
Net operating income (2)	6,407	1,492	(64)	523	2,309	1,230	1,211	102	(397)
Operating profit /(loss) before tax	4,033	943	(241)	405	1,469	1,010	790	104	(447)
Profit	2,306	670	(191)	297	1,080	374	404	73	(401)
June 2016
Net interest income	8,365	1,941	42	938	2,556	1,606	1,441	86	(245)
Gross income	12,233	3,282	11	1,330	3,309	2,154	1,999	278	(130)
Net operating income (2)	5,901	1,493	(56)	425	2,112	1,321	1,078	110	(582)
Operating profit /(loss) before tax	3,391	898	(287)	240	1,300	1,022	804	103	(688)
Profit	1,832	621	(207)	178	968	324	394	75	(520)

(1)	The figures corresponding to June 2016 have been restated (see Note 1.3).

(2)	Gross Income less Administrative Cost and Amortization.

The accompanying Interim Consolidated Management Report presents the consolidated income statements and the balance sheets by operating segments in more detail.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

7.	Risk management

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

7.1	General risk management and control model

The BBVA Group has an overall risk management and control model (hereinafter ‘the model’) tailored to their individual business, their organization and the geographies in which they operate, allowing them to develop their activity in accordance with their strategy and policy control and risk management defined by the governing bodies of the Bank and adapt to a changing economic and regulatory environment, tackling risk management globally and adapted to the circumstances of each instance. The model establishes a system of appropriate risk management regarding risk profile and strategy of the Group.

This model is applied comprehensively in the Group and consists of the basic elements listed below:

●	Governance and organization.

●	Risk appetite framework.

●	Decisions and processes.

●	Assessment, monitoring and reporting.

●	Infrastructure.

The Group encourages the development of a risk culture to ensure consistent application of the control and risk management model in the Group, and to ensure that the risk function is understood and assimilated at all levels of the organization.

7.1.1	Governance and organization

The governance model for risk management at BBVA is characterized by a special involvement of its corporate bodies, both in setting the risk strategy and in the ongoing monitoring and supervision of its implementation.

Thus, as developed below, the corporate bodies are the ones that approve this risk strategy and corporate policies for the different types of risk, being the risk function responsible for the management, its implementation and development, reporting to the governing bodies.

The responsibility for the daily management of the risks lies on the businesses which abide in the development of their activity to the policies, standards, procedures, infrastructure and controls, based on the framework set by the governing bodies, which are defined by the function risk.

To perform this task properly, the risk function in the BBVA Group is configured as a single, comprehensive and independent role of commercial areas.

Corporate governance system

BBVA Group has developed a corporate governance system that is in line with the best international practices and adapted to the requirements of the regulators in the countries in which its various business units operate.

The Board of Directors (hereinafter also referred to as “the Board”) approves the risk strategy and oversees the internal management and control systems. Specifically, in relation to the risk strategy, the Board approves the Group’s risk appetite statement, the core metrics (and their statements) and the main metrics by type of risk (and their statements), as well as the general risk management and control model.

The Board of Directors is also responsible for approving and monitoring the strategic and business plan, the annual budgets and management goals, as well as the investment and funding policy, in a consistent way and in line with the approved Risk Appetite Framework. For this reason, the processes for defining the Risk Appetite Framework proposals and strategic and budgetary planning at Group level are coordinated by the executive area for submission to the Board.

With the aim of ensuring the integration of the Risk Appetite Framework into management, on the basis established by the Board of Directors, the Executive Committee approves the metrics by type of risk in relation to concentration, profitability and reputational risk and the Group’s basic structure of limits at geographical area, risk type, asset type and portfolio level. This Committee also approves specific corporate policies for each type of risk.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Lastly, the Board has set up a Board committee focus on risks, the Risk Committee, that assists the Board and the Executive Committee in determining the Group’s risk strategy and the risk limits and policies, respectively, analyzing and assessing beforehand the proposals submitted to those bodies. The amendment of the Group’s risk strategy and of its elements is the exclusive power of the BBVA Board of Directors, while the Executive Committee is responsible for amending the metrics by type of risk within its scope of decision and the Group’s basic structure of limits, when applicable. In both cases, the amendments follow the same decision-making process described above, so the proposals for amendment are submitted by the Chief Risk Officer (“CRO”) and later analyzed, first by the Risks Committee, for later submission to the Board of Directors or to the Executive Committee, as appropriate.

Moreover, the Risks Committee, the Executive Committee and the Board itself conduct proper monitoring of the risk strategy implementation and of the Group’s risk profile. The risks function regularly reports on the development of the Group’s Risk Appetite Framework metrics to the Board and to the Executive Committee, after their analysis by the Risks Committee, whose role in this monitoring and control work is particularly relevant.

The head of the risk function in the executive hierarchy is the Group’s CRO, who carries out its functions with the independence, authority, rank, experience, knowledge and resources to do so. He is appointed by the Board of the Bank as a member of its Senior Management, and has direct access to its corporate bodies (Board, Executive Standing Committee and Risk Committee), who reports regularly on the status of risks to the Group.

The CRO, for the utmost performance of its functions, is supported by a cross composed set of units in corporate risk and the specific risk units in the geographical and / or business areas of the Group structure. Each of these units is headed by a Risk Officer for the geographical and/or business area who, within his/her field of competence, carries out risk management and control functions and is responsible for applying the corporate policies and rules approved at Group level in a consistent manner, adapting them if necessary to local requirements and reporting to the local corporate bodies.

The Risk Officers of the geographical and/or business areas report both to the Group’s CRO and to the head of their geographical and/or business area. This dual reporting system aims to ensure that the local risk management function is independent from the operating functions and that it is aligned with the Group’s corporate risk policies and goals.

Organizational structure and committees

The risk management function, as defined above, consists of risk units from the corporate area, which carry out cross-cutting functions, and risk units from the geographical and/or business areas.

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The corporate area’s risk units develop and present the Group’s risk appetite proposal, corporate policies, rules and global procedures and infrastructures to the CRO, within the action framework approved by the corporate bodies, ensure their application, and report either directly or through the CRO to the Bank’s corporate bodies. Their functions include:

–	Management of the different types of risks at Group level in accordance with the strategy defined by the corporate bodies.

–	Risk planning aligned with the risk appetite framework principles defined by the Group.

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Monitoring and control of the Group’s risk profile in relation to the risk appetite framework approved by the Bank’s corporate bodies, providing accurate and reliable information with the required frequency and in the necessary format.

–	Prospective analyses to enable an evaluation of compliance with the risk appetite framework in stress scenarios and the analysis of risk mitigation mechanisms.

–	Management of the technological and methodological developments required for implementing the Model in the Group.

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Design of the Group’s Internal Control model and definition of the methodology, corporate criteria and procedures for identifying and prioritizing the risk inherent in each unit’s activities and processes.

–	Validation of the models used and the results obtained by them in order to verify their adaptation to the different uses to which they are applied.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

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The risk units in the business units develop and present to the Risk Officer of the geographical and/or business area the risk appetite framework proposal applicable in each geographical and/or business area, independently and always within the Group’s strategy/risk appetite framework. They also ensure that the corporate policies and rules approved consistently at a Group level are applied, adapting them if necessary to local requirements; they are provided with appropriate infrastructures for management and control of their risks, within the global risk infrastructure framework defined by the corporate areas; and they report to their corporate bodies and/or to senior management, as appropriate.

The local risk units thus work with the corporate area risk units in order to adapt to the risk strategy at Group level and share all the information necessary for monitoring the development of their risks.

The risk function has a decision-making process to perform its functions, underpinned by a structure of committees, where the Global Risk Management Committee (GRMC) acts as the highest committee within Risk. It proposes, examines and, where applicable, approves, among others, the internal risk regulatory framework and the procedures and infrastructures needed to identify, assess, measure and manage the material risks faced by the Group in its businesses, and the determination of risk limits by portfolio. The members of this Committee are the Group’s CRO and the heads of the risk units of the corporate area and of the most representative geographical and/or business areas.

The GRMC carries out its functions assisted by various support committees which include:

●	Global Credit Risk Management Committee: It is responsible for analyzing and decision-making related to wholesale credit risk admission.

●	Wholesale Credit Risk Management Committee: its purpose is the analysis and decision-making regarding the admission of wholesale credit risk of certain customer segments of the BBVA Group.

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Work Out Committee: its purpose is to be informed about decisions taken under the delegation framework regarding risk proposals concerning clients on Watch List levels 1 and 2 and clients classified as NPL of certain customer segments of the BBVA Group, as well the sanction of proposals regarding entries, exits and changes of the Special Monitoring list.

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Monitoring, Assessment & Reporting Committee: It guarantees and ensures the appropriate development of aspects related to risk identification, assessment, monitoring and reporting, with an integrated and cross-cutting vision.

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Asset Allocation Committee: The executive authority responsible for analyzing and deciding on credit risk issues related to processes aimed at achieving a portfolios combination and composition that, under the restrictions imposed by the Risk Appetite framework, allows to maximize the risk adjusted profit subject to an appropriate risk-adjusted return on equity.

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Technology & Analytics Committee: It ensures an appropriate decision-making process regarding the development, implementation and use of the tools and models required to achieve an appropriate management of those risks to which the BBVA Group is exposed.

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Corporate Technological Risks and Operational Control Committee: It approves the Technological Risks and Operational Control Management Frameworks in accordance with the General Risk Management Model’s architecture and monitors metrics, risk profiles and operational loss events.

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Global Markets Risk Unit Global Committee: It is responsible for formalizing, supervising and communicating the monitoring of trading desk risk in all the Global Markets business units, as well as coordinating and approving GMRU key decisions activity, and developing and proposing to GRMC the corporate regulation of the unit.

●	Corporate Operational and Outsourcing Risk Admission Committee: It identifies and assesses the operational risks of new businesses, new products and services, and outsourcing initiatives.

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Retail Risk Committee: It ensures the alignment of the practices and processes of the retail credit risk cycle with the approved risk tolerance and with the business growth and development objectives established in the corporate strategy of the Group.

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AM Global Risk Steering Committee: its purpose is to develop and coordinate the strategies, policies, procedures, and infrastructure necessary to identify, assess, measure and manage the material risks facing the bank in the operation of businesses linked to BBVA Asset Management.

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Global Insurance Risk Committee: its purpose is to guarantee the alignment and the communication between all the Insurance Risk Units in the BBVA Group. It will do this by promoting the application of standardized principles, policies, tools and risk metrics in the different regions with the aim of maintaining proper integration of insurance risk management in the Group.

●	COPOR: its purpose is to analyze and make decision in relation to the operations of the various geographies in which Global Markets is present.

Each geographical and/or business area has its own risk management committee (or committees), with objectives and contents similar to those of the corporate area, which perform their duties consistently and in line with corporate risk policies and rules.

Under this organizational scheme, the risk management function ensures the risk strategy, the regulatory framework, and standardized risk infrastructures and controls are integrated and applied across the entire Group. It also benefits from the knowledge and proximity to customers in each geographical and/or business area, and transmits the corporate risk culture to the Group’s different levels. Moreover, this organization enables the risks function to conduct and report to the corporate bodies integrated monitoring and control of the entire Group’s risks.

Internal Risk Control and Internal Validation

The Group has a specific Internal Risk Control unit. Its main function is to ensure there is an adequate internal regulatory framework, a process and measures defined for each type of risk identified in the Group (and for those other types of risk that may potentially affect the Group). It controls their application and operation, as well as ensuring the integration of the risk strategy into the Group’s management. In this regard, the Internal Risk Control unit verifies the performance of their duties by the units that develop the risk models, manage the processes and execute the controls. Its scope of action is global, from the geographical point of view and the type of risks.

The Group’s Head of Internal Risk Control is responsible for the function and reports on its activities and informs of its work plans to the CRO and to the Board’s Risks Committee, assisting it in any matters where requested. For these purposes the Internal Risks Control department has a Technical Secretary’s Office, which offers the Committee the technical support it needs to better perform its duties.

In addition, the Group has an Internal Validation unit, which reviews the performance of its duties by the units that develop the risk models and of those that use them in management. Its functions include review and independent validation at internal level of the models used for management and control of risks in the Group.

7.1.2	Risk appetite framework

The Group’s risk appetite framework, approved by the Board, determines the risks (and their level) that the Group is willing to assume to achieve its business objectives considering an organic evolution of its business. These are expressed in terms of solvency, liquidity and funding profitability, recurrent earnings, cost of risk or other metrics, which are reviewed periodically as well as in case of material changes to the entity’s business or relevant corporate transactions. The definition of the risk appetite has the following goals:

●	To express the maximum levels of risk it is willing to assume, at both Group and geographical and/or business area level.

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To establish a set of guidelines for action and a management framework for the medium and long term that prevent actions from being taken (at both Group and geographical and/or business area level) that could compromise the future viability of the Group.

●	To establish a framework for relations with the geographical and/or business areas that, while preserving their decision-making autonomy, ensures they act consistently, avoiding uneven behavior.

●	To establish a common language throughout the organization and develop a compliance-oriented risk culture.

●	Alignment with the new regulatory requirements, facilitating communication with regulators, investors and other stakeholders, thanks to an integrated and stable risk management framework.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Risk appetite framework is expressed through the following elements:

Risk appetite statement

Sets out the general principles of the Group’s risk strategy and the target risk profile. The Group’s Risk appetite statement is:

BBVA Group’s risk policy is designed to achieve a moderate risk profile for the entity, through: prudent management and a responsible universal banking business model targeted to value creation, risk-adjusted return and recurrence of results; diversified by geography, asset class, portfolio and clients; and with presence in emerging and developed countries, maintaining a medium/low risk profile in every country, and focusing on a long term relationship with the client.

Core metrics and statements

Based on the risk appetite statement, statements are established to set down the general risk management principles in terms of solvency, profitability, liquidity and funding.

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Solvency: a sound capital position, maintaining resilient capital buffer from regulatory and internal requirements that supports the regular development of banking activity even under stress situations. As a result, BBVA proactively manages its capital position, which is tested under different stress scenarios from a regular basis.

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Liquidity and funding: A sound balance-sheet structure to sustain the business model. Maintenance of an adequate volume of stable resources, a diversified wholesale funding structure, which limits the weight of short term funding and ensures the access to the different funding markets, optimizing the costs and preserving a cushion of liquid assets to overcome a liquidity survival period under stress scenarios.

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Income recurrence and profitability: A sound margin-generation capacity supported by a recurrent business model based on the diversification of assets, a stable funding and a customer focus; combined with a moderate risk profile that limits the credit losses even under stress situations; all focused on allowing income stability and maximizing the risk-adjusted profitability.

In addition, the core metrics define, in quantitative terms, the principles and the target risk profile set out in the risk appetite statement and are in line with the strategy of the Group. Each metric has three thresholds (traffic-light approach) ranging from a standard business management to higher deterioration levels: Management reference, Maximum appetite and Maximum capacity. The Group’s Core metrics are:

Metric
Economic Solvency
Solvency
Regulatory Solvency: CET1 Fully Loaded
Loan to Stable Costumer Deposits (LTSCD)
Liquidity and Funding
Liquidity Coverage Ratio (LCR)
Net margin / Average Total Assets
Income recurrence
Cost of Risk
and profitability
Return on Equity (ROE)

By type of risk metrics and statements

Based on the core metrics, statements are established for each type of risk reflecting the main principles governing the management of that risk and several metrics are calibrated, compliance with which enables compliance with the core metrics and the statement of the Group. By type of risk metrics define the strategic positioning per type of risk and have a maximum appetite level.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Basic limits structure (core limits)

The purpose of the basic limits structure or core limits is to manage risks on an ongoing basis within the thresholds tolerated by core and “by type of risk” metrics; so they are a breakdown by geography and portfolio of the same metrics or complementary metrics.

In addition to this framework, there’s a Management limits level that is defined and managed by the Risk Area developing the core limits, in order to ensure that the early management of risks by subcategories or by subportfolios complies with that core limits and, in general, with the risk appetite framework.

The following graphic summarizes the structure of BBVA’s Risk appetite framework:

The corporate risk area works with the various geographical and/or business areas to define their risk appetite framework, which will be coordinated with and integrated into the Group’s risk appetite to ensure that its profile fits as defined.

The risk appetite framework defined by the Group expresses the levels and types of risk that the Bank is willing to assume to be able to implement its strategic plan with no relevant deviations, even in situations of stress. The risk appetite framework is integrated in the management and determines the basic lines of activity of the Group, because it sets the framework within the budget is developed.

During the first six months of 2017 and the year 2016, the Risk Appetite metrics evolved in line with the set profile.

7.1.3	Decisions and processes

The transfer of risk appetite framework to ordinary management is supported by three basic aspects:

●	A standardized set of regulations

●	Risk planning

●	Comprehensive management of risks over their life cycle

Standardized regulatory framework

The corporate GRM area is responsible for proposing the definition and development of the corporate policies, specific rules, procedures and schemes of delegation based on which risk decisions should be taken within the Group.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

This process aims for the following objectives:

●	Hierarchy and structure: well-structured information through a clear and simple hierarchy creating relations between documents that depend on each other.

●	Simplicity: an appropriate and sufficient number of documents.

●	Standardization: a standardized name and content of document.

●	Accessibility: ability to search for, and easy access to, documentation through the corporate risk management library.

The approval of corporate policies for all types of risks corresponds to the corporate bodies of the Bank, while the corporate risk area endorses the remaining regulations.

Risk units of geographical and / or business areas continue to adapt to local requirements the regulatory framework for the purpose of having a decision process that is appropriate at local level and aligned with the Group policies. If such adaptation is necessary, the local risk area must inform the corporate GRM area, which must ensure the consistency of the set of regulations at the level of the entire Group, and thus must give its approval prior to any modifications proposed by the local risk areas.

Risk planning

Risk planning ensures that the risk appetite framework is integrated into management through a cascade process for establishing limits and profitability adjusted to the risk profile, in which the function of the corporate area risk units and the geographical and/or business areas is to guarantee the alignment of this process against the Group’s risk appetite framework in terms of solvency, profitability, liquidity and funding.

It has tools in place that allow the risk appetite framework defined at aggregate level to be assigned and monitored by business areas, legal entities, types of risk, concentrations and any other level considered necessary.

The risk planning process is present within the rest of the Group’s planning framework so as to ensure consistency among all of them.

Daily risk management

All risks must be managed comprehensively during their life cycle, and be treated differently depending on the type.

The risk management cycle is composed of 5 elements:

●	Planning: with the aim of ensuring that the Group’s activities are consistent with the target risk profile and guaranteeing solvency in the development of the strategy.

●	Assessment: a process focused on identifying all the risks inherent to the activities carried out by the Group.

●	Formalization: includes the risk origination, approval and formalization stages.

●	Monitoring and reporting: continuous and structured monitoring of risks and preparation of reports for internal and/or external (market, investors, etc.) consumption.

●	Active portfolio management: focused on identifying business opportunities in existing portfolios and new markets, businesses and products.

7.1.4	Assessment, monitoring and reporting

Assessment, monitoring and reporting is a cross-cutting element that should ensure that the Model has a dynamic and proactive vision to enable compliance with the risk appetite framework approved by the corporate bodies, even in adverse scenarios. The materialization of this process has the following objectives:

●	Assess compliance with the risk appetite framework at the present time, through monitoring of the core metrics, metrics by type of risk and the basic structure of limits.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

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Assess compliance with the risk appetite framework in the future, through the projection of the risk appetite framework variables, in both a baseline scenario determined by the budget and a risk scenario determined by the stress tests.

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Identify and assess the risk factors and scenarios that could compromise compliance with the risk appetite framework, through the development of a risk repository and an analysis of the impact of those risks.

●	Act to mitigate the impact in the Group of the identified risk factors and scenarios, ensuring this impact remains within the target risk profile.

●	Supervise the key variables that are not a direct part of the risk appetite framework, but that condition its compliance. These can be either external or internal.

This process is integrated in the activity of the risk units, both of the corporate area and in the business units, and it is carried out during the following phases:

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Identification of risk factors, aimed at generating a map with the most relevant risk factors that can compromise the Group’s performance in relation to the thresholds defined in the risk appetite framework.

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Impact evaluation. This involves evaluating the impact that the materialization of one (or more) of the risk factors identified in the previous phase could have on the risk appetite framework metrics, through the occurrence of a given scenario.

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Response to undesired situations and realignment measures. Exceeding the parameters will trigger an analysis of the realignment measures to enable dynamic management of the situation, even before it occurs.

●	Monitoring. The aim is to avoid losses before they occur by monitoring the Group’s current risk profile and the identified risk factors.

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Reporting. This aims to provide information on the assumed risk profile by offering accurate, complete and reliable data to the corporate bodies and to senior management, with the frequency and completeness appropriate to the nature, significance and complexity of the risks.

7.1.5	Infrastructure

The infrastructure is an element that must ensure that the Group has the human and technological resources needed for effective management and supervision of risks in order to carry out the functions set out in the Group’s risk Model and the achievement of their objectives.

With respect to human resources, the Group’s risk function has an adequate workforce, in terms of number, skills, knowledge and experience.

With regards to technology, the Group ensures the integrity of management information systems and the provision of the infrastructure needed for supporting risk management, including tools appropriate to the needs arising from the different types of risks for their admission, management, assessment and monitoring.

The principles that govern the Group risk technology are:

●	Standardization: the criteria are consistent across the Group, thus ensuring that risk handling is standardized at geographical and/or business area level.

●	Integration in management: the tools incorporate the corporate risk policies and are applied in the Group’s day-to-day management.

●	Automation of the main processes making up the risk management cycle.

●	Appropriateness: provision of adequate information at the right time.

Through the “Risk Analytics” function, the Group has a corporate framework in place for developing the measurement techniques and models. It covers all the types of risks and the different purposes and uses a standard language for all the activities and geographical/business areas and decentralized execution to make the most of the Group’s global reach. The aim is to continually evolve the existing risk models and generate others that cover the new areas of the businesses that develop them, so as to reinforce the anticipation and proactiveness that characterize the Group’s risk function.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Also the risk units of geographical and / or business areas have sufficient means from the point of view of resources, structures and tools to develop a risk management in line with the corporate model.

7.1.6	Risk culture

BBVA considers risk culture to be an essential element for consolidating and integrating the other components of the Model. The culture transfers the implications that are involved in the Group’s activities and businesses to all the levels of the organization. The risk culture is organized through a number of levers, including the following:

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Communication: promotes the dissemination of the Model, and in particular the principles that must govern risk management in the Group, in a consistent and integrated manner across the organization, through the most appropriate channels. GRM has a number of communication channels to facilitate the transmission of information and knowledge among the various teams in the function and the Group, adapting the frequency, formats and recipients based on the proposed goal, in order to strengthen the basic principles of the risk function. The risk culture and the management model thus emanate from the Group’s corporate bodies and senior management and are transmitted throughout the organization.

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Training: its main aim is to disseminate and establish the model of risk management across the organization, ensuring standards in the skills and knowledge of the different persons involved in the risk management processes.

Well defined and implemented training ensures continuous improvement of the skills and knowledge of the Group’s professionals, and in particular of the GRM area, and is based on four aspects that aim to develop each of the needs of the GRM group by increasing its knowledge and skills in different fields such as: finance and risks, tools and technology, management and skills, and languages.

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Motivation: the aim in this area is for the incentives of the risk function teams to support the strategy for managing those teams and the function’s values and culture at all levels. Includes compensation and all those elements related to motivation – working environment, etc. which contribute to the achievement Model objectives.

7.2	Risk factors

As mentioned earlier, BBVA has processes in place for identifying risks and analyzing scenarios that enable the Group to manage risks in a dynamic and proactive way.

The risk identification processes are forward looking to ensure the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.

Risks are captured and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.

As part of this process, a forward projection of the risk appetite framework variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.

To this extent, there are a number of emerging risks that could affect the Group’s business trends. These risks are described in the following main blocks:

●	Macroeconomic and geopolitical risks

According to the latest information available, global growth has continued to give signs of improvement in the first half of 2017, although the most recent figures also suggest some stabilization looking forward. The general improvement in confidence and global trade are underpinning the economic acceleration. In addition, central banks are continuing their support and there is relative calm in the financial markets. Performance in the developed economies continues to be positive, above all in Europe. In contrast, in Latin America recent trends suggest moderate growth, although with differences between the countries.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The main global uncertainties include the pending adjustment of the high level of corporate debt in China or the final definition of the economic policy of the government of The United States in a scenario of normalization of monetary policy.

In this regard, the Group’s geographical diversification is a key element in achieving a high level of revenue recurrence, despite the environmental conditions and economic cycles of the economies in which it operates.

●	Regulatory and reputational risks

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Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. This can affect their ability to grow and the capacity of certain businesses to develop, and result in stricter liquidity and capital requirements with lower profitability ratios. The Group constantly monitors changes in the regulatory framework that allow for anticipation and adaptation to them in a timely manner, adopt best practices and more efficient and rigorous criteria in its implementation.

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The financial sector is under ever closer scrutiny by regulators, governments and society itself. Negative news or inappropriate behavior can significantly damage the Group’s reputation and affect its ability to develop a sustainable business. The attitudes and behaviors of the group and its members are governed by the principles of integrity, honesty, long-term vision and best practices through, inter alia, internal control Model, the Code of Conduct, tax strategy and Responsible Business Strategy of the Group.

•	Business, operational and legal risks

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New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation…) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels...). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.

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Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control. One example was the early adoption of advanced models for management of these risks (AMA - Advanced Measurement Approach).

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The financial sector is exposed to increasing litigation, so the financial institutions face a large number of proceedings which economic consequences are difficult to determine. The Group manages and monitors these proceedings to defend its interests, where necessary allocating the corresponding provisions to cover them, following the expert criteria of internal lawyers and external attorneys responsible for the legal handling of the procedures, in accordance with applicable legislation.

7.3	Credit risk

Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party.

It is the most important risk for the Group and includes counterparty risk, issuer risk, settlement risk and country risk management.

The principles underpinning credit risk management in BBVA are as follows:

●	Availability of basic information for the study and proposal of risk, and supporting documentation for approval, which sets out the conditions required by the internal relevant body.

●	Sufficient generation of funds and asset solvency of the customer to assume principal and interest repayments of loans owed.

●	Establishment of adequate and sufficient guarantees that allow effective recovery of the operation, this being considered a secondary and exceptional method of recovery when the first has failed.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Credit risk management in the Group has an integrated structure for all its functions, allowing decisions to be taken objectively and independently throughout the life cycle of the risk.

●	At Group level: frameworks for action and standard rules of conduct are defined for handling risk, specifically, the circuits, procedures, structure and supervision.

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At the business area level: they are responsible for adapting the Group’s criteria to the local realities of each geographical area and for direct management of risk according to the decision-making circuit:

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Retail risks: in general, the decisions are formalized according to the scoring tools, within the general framework for action of each business area with regard to risks. The changes in weighting and variables of these tools must be validated by the corporate GRM area.

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Wholesale risks: in general, the decisions are formalized by each business area within its general framework for action with regard to risks, which incorporates the delegation rule and the Group’s corporate policies.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

7.3.1	Credit risk exposure

In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s maximum credit risk exposure (see definition below) by headings in the balance sheets as of June 30, 2017 and December 31, 2016 is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

		Millions of Euros
Maximum Credit Risk Exposure	Notes	June 2017	December 2016
Financial assets held for trading		31,380	31,995
Debt securities	10.1	27,114	27,166
Government		24,138	24,165
Credit institutions		1,575	1,652
Other sectors		1,401	1,349
Equity instruments	10.2	4,201	4,675
Loans and advances to customers		65	154
Other financial assets designated at fair value through profit or loss	11	2,230	2,062
Loans and advances to credit institutions		3	-
Debt securities		203	142
Government		145	84
Credit institutions		41	47
Other sectors		17	11
Equity instruments		2,023	1,920
Available-for-sale financial assets	12	74,762	79,553
Debt securities		70,611	74,739
Government		55,797	55,047
Credit institutions		4,407	5,011
Other sectors		10,406	14,682
Equity instruments		4,151	4,814
Loans and receivables		473,861	482,011
Loans and advances to central banks	13.1	11,142	8,894
Loans and advances to credit institutions	13.1	26,966	31,416
Loans and advances to customers	13.2	424,405	430,474
Government		34,544	34,873
Agriculture		4,501	4,312
Industry		55,245	57,072
Real estate and construction		33,240	37,002
Trade and finance		49,882	47,045
Loans to individuals		184,649	192,281
Other		62,342	57,889
Debt securities	13.3	11,348	11,226
Government		4,949	4,709
Credit institutions		50	37
Other sectors		6,348	6,481
Held-to-maturity investments	14	14,543	17,710
Government		13,263	16,049
Credit institutions		1,159	1,515
Other sectors		120	146
Derivatives (trading and hedging)	10.3 - 15	47,980	54,122
Total Financial Assets Risk		644,756	667,454
Loan commitments given		92,184	107,254
Financial guarantees given		16,363	18,267
Other Commitments given		42,790	42,592
Total Loan commitments and financial guarantees	33	151,337	168,113
Total Maximum Credit Exposure		796,093	835,567

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The maximum credit exposure presented in the table above is determined by type of financial asset as explained below:

●

In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its carrying amount (not including impairment losses), with the sole exception of derivatives and hedging derivatives.

●	The maximum credit risk exposure on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their carrying amount.

●	Our calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or “add-on”).

–

The first factor, fair value, reflects the difference between original commitments and fair values on the reporting date (mark-to-market). As indicated in Note 2.2.1, derivatives are accounted for as of each reporting date at fair value in accordance with IAS 39.

–

The second factor, potential risk (‘add-on’), is an estimate of the maximum increase to be expected on risk exposure over a derivative fair value (at a given statistical confidence level) as a result of future changes in the fair value over the remaining term of the derivatives.

The consideration of the potential risk (“add-on”) relates the risk exposure to the exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur any time during the life of a contract, the BBVA Group has to consider not only the credit exposure of the derivatives on the reporting date, but also the potential changes in exposure during the life of the contract. This is especially important for derivatives, whose valuation changes substantially throughout their terms, depending on the fluctuation of market prices.

The breakdown by counterparty and product of loans and advances, net of impairment losses, classified in the different headings of the assets, as of June 30, 2017 and December 31, 2016 is shown below:

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of euros
				Other financial	Non-financial
June 2017	Central banks	General governments	Credit institutions			Households	Total
				corporations	corporations
On demand and short notice	-	641	-	161	7,777	3,625	12,204
Credit card debt	-	1	-	3	1,980	14,775	16,759
Trade receivables		1,967	-	1,492	21,372	516	25,346
Finance leases	-	283	-	49	8,351	461	9,145
Reverse repurchase loans	342	428	10,509	6,221	-	-	17,500
Other term loans	10,799	28,517	6,691	7,420	132,913	164,858	351,198
Advances that are no t loans	-	2,285	9,740	1,380	1,262	414	15,082
Loans and advances	11,142	34,121	26,941	16,726	173,655	184,649	447,234

of which: mortgage loans [Loans collateralized by immovable property]		1,113	142	520	42,971	125,869	170,614
of which: other collateralized loans		6,970	8,719	7,729	20,609	7,232	51,260
of which: credit for consumption						45,301	45,301
of which: lending for house purchase						123,697	123,697
of which: project finance loans					17,938		17,938

	Millions of euros
				Other financial	Non-financial
December 2016	Central banks	General governments	Credit institutions			Households	Total
				corporations	corporations
On demand and short notice	-	373	-	246	8,125	2,507	11,251
Credit card debt	-	1	-	1	1,875	14,719	16,596
Trade receivables		2,091	-	998	20,246	418	23,753
Finance leases	-	261	-	57	8,647	477	9,442
Reverse repurchase loans	81	544	15,597	6,746	-	-	22,968
Other term loans	8,814	29,140	7,694	6,878	136,105	167,892	356,524
Advances that are no t loans	-	2,410	8,083	2,082	1,194	620	14,389
Loans and advances	8,894	34,820	31,373	17,009	176,192	186,633	454,921

of which: mortgage loans [Loans collateralized by immovable property]		4,722	112	690	44,406	132,398	182,328
of which: other collateralized loans		3,700	15,191	8,164	21,863	6,061	54,979
of which: credit for consumption						44,504	44,504
of which: lending for house purchase						127,606	127,606
of which: project finance loans					19,269		19,269

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

7.3.2	Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior evaluation of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

●	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds.

●

The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally.

●	Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collateral are set out in the Corporate Policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals assigned must be properly drawn up and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

●	Financial instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

●

Derivatives and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

●

Other financial assets designated at fair value through profit or loss and Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

●	Loans and receivables:

–	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

–

Loans and advances to customers: Most of these loans and advances are backed by personal guarantees extended by the own customer. There may also be collateral to secure loans and advances to customers (such as mortgages, cash collaterals, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

–	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

Collateralized loans granted by the Group as of June 30, 2017 and December 31, 2016 excluding balances deemed impaired, is broken down in Note 13.2.

●	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

7.3.3	Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its operations and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent internally generated information, which can basically be grouped together into scoring and rating models.

Scoring

Scoring is a decision-making model that contributes to both the arrangement and management of retail loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to originate a loan, what amount should be originated and what strategies can help establish the price, because it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction requested by a customer, on the basis of a series of objective characteristics that have statistically been shown to discriminate between the quality and risk of this type of transactions. The advantage of scoring lies in its simplicity and homogeneity: all that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.

There are three types of scoring, based on the information used and on its purpose:

●

Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score.

●

Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.

●

Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-approved new transactions.

Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers instead: companies, corporations, SMEs, general governments, etc. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

The main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach. Moreover, scorings only include objective variables, while ratings add qualitative information. And although both are based on statistical studies, adding a business view, rating tools give more weight to the business criterion compared to scoring tools.

For portfolios where the number of defaults is very low (sovereign risk, corporates, financial entities, etc.) the internal information is supplemented by “benchmarking” of the external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the PDs compiled by the rating agencies at each level of risk rating are compared, and the measurements compiled by the various agencies are mapped against those of the BBVA master rating scale.

Once the probability of default of a transaction or customer has been calculated, a “business cycle adjustment” is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of June 30, 2017:

		Probability of default
External rating	Internal rating	(basic points)
			Minimum
Standard & Poor’s List	Reduced List (22 groups)	Average		Maximum
			from >=
AAA	AAA	1	-	2
AA+	AA+	2	2	3
AA	AA	3	3	4
AA-	AA-	4	4	5
A+	A+	5	5	6
A	A	8	6	9
A-	A-	10	9	11
BBB+	BBB+	14	11	17
BBB	BBB	20	17	24
BBB-	BBB-	31	24	39
BB+	BB+	51	39	67
BB	BB	88	67	116
BB-	BB-	150	116	194
B+	B+	255	194	335
B	B	441	335	581
B-	B-	785	581	1,061
CCC+	CCC+	1,191	1,061	1,336
CCC	CCC	1,500	1,336	1,684
CCC-	CCC-	1,890	1,684	2,121
CC+	CC+	2,381	2,121	2,673
CC	CC	3,000	2,673	3,367
CC-	CC-	3,780	3,367	4,243

These different levels and their probability of default were calculated by using as a reference the rating scales and default rates provided by the external agencies Standard & Poor’s and Moody’s. These calculations establish the levels of probability of default for the BBVA Group’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at tool level for each country in which the Group has tools available.

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of BBVA, S.A., Bancomer, Compass and subsidiaries in Spain as of June 30, 2017 (certain information within this table is provisional. Its distribution should not be significantly affected) and December 31, 2016:

	June 2017		December 2016
Credit Risk Distribution by Internal	Amount		Amount	%
Rating	(Millions of	%	(Millions of
	Euros)		Euros)
AAA/AA+/AA/AA-	32,539	10.97%	35,430	11.84%
A+/A/A-	61,863	20.86%	58,702	19.62%
BBB+	41,561	14.01%	43,962	14.69%
BBB	29,775	10.04%	27,388	9.15%
BBB-	40,301	13.59%	41,713	13.94%
BB+	21,535	7.26%	32,694	10.92%
BB	18,280	6.16%	19,653	6.57%
BB-	28,941	9.76%	13,664	4.57%
B+	9,081	3.06%	10,366	3.46%
B	5,475	1.85%	4,857	1.62%
B-	2,897	0.98%	3,687	1.23%
CCC/CC	4,354	1.47%	7,149	2.39%
Total	296,602	100.00%	299,264	100.00%

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

7.3.4	Past due but not impaired and impaired secured loans risks

The table below provides details by counterpart and by product of past due risks but not considered to be impaired, as of June 30, 2017 and December 31, 2016, listed by their first past-due date; as well as the breakdown of the debt securities and loans and advances individually and collectively estimated, and the specific allowances for individually estimated and for collectively estimated (see Note 2.2.1):

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
	Past due but not impaired					Specific	Specific
June 2017	< 30 days	> 30 days < 60 days	> 60 days < 90 days	Impaired assets (*)	Carrying amount of the impaired assets	allowances for financial assets, individually estimated	allowances for financial assets, collectively estimated	Collective allowances for incurred but not reported losses	Accumulated write-offs

Debt securities	9	-	-	207	100	(81)	(26)	(24)	(1)

Loans and advances	3,341	673	669	21,740	11,506	(2,964)	(7,270)	(5,112)	(30,113)

Central banks	-	-	-	-	-	-	-	-	-

General governments	23	2	2	225	171	(19)	(34)	(8)	(195)

Credit institutions	3	-	114	10	4	(0)	(5)	(22)	(6)

Other financial corporations	2	9	61	13	4	(5)	(5)	(53)	(5)

Non-financial corporations	1,066	207	172	12,479	5,618	(2,517)	(4,344)	(2,942)	(19,612)

Households	2,247	455	320	9,013	5,709	(422)	(2,882)	(2,087)	(10,294)
TOTAL	3,350	673	669	21,947	11,606	(3,045)	(7,296)	(5,136)	(30,114)

Loans and advances by pro duct, by collateral and by subordination

On demand (call) and short notice (current account)	113	33	19	499	221	(53)	(226)

Credit card debt	374	69	127	655	153	(10)	(492)

Trade receivables	62	11	17	528	300	(69)	(159)

Finance leases	226	71	38	406	160	(23)	(223)

Reverse repurchase loans	-	1	115	1	-	-	(1)

Other term loans	2,563	488	293	19,633	10,668	(2,800)	(6,164)

Advances that are not loans	3	-	62	17	4	(10)	(4)

of which: mortgage loans (Loans collateralized by in movable property)	1,176	277	290	13,756	8,613	(1,144)	(3,998)

of which: other collateralized loans	540	116	44	743	458	(116)	(169)

of which: credit for consumption	1,156	206	162	1,720	419	(118)	(1,183)

of which: lending for house purchase	852	205	112	6,148	4,793	(124)	(1,231)

of which: project finance loans	124	-	-	283	175	(58)	(50)

(*)	In the appendix XI there is a breakdown of loans and advances in the heading of Loans and receivables impaired by geographical areas

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
	Past due but not impaired					Specific	Specific
December 2016	< 30 days	> 30 days < 60 days	> 60 days < 90 days	Impaired assets	Carrying amount of the impaired assets	allowances for financial assets, individually estimated	allowances for financial assets, collectively estimated	Collective allowances for incurred but not reported losses	Accumulated write-offs

Debt securities	-	-	-	272	128	(120)	(24)	(46)	(1)

Loans and advances	3,384	696	735	22,925	12,133	(3,084)	(7,708)	(5,224)	(29,346)

Central banks	-	-	-	-	-	-	-	-	-

General governments	66	-	2	295	256	(19)	(20)	(13)	(13)

Credit institutions	3	-	82	10	3	-	(7)	(36)	(5)

Other financial corporations	4	7	21	34	8	(6)	(20)	(57)	(6)

Non-financial corporations	968	209	204	13,786	6,383	(2,602)	(4,801)	(2,789)	(18,020)

Households	2,343	479	426	8,801	5,483	(458)	(2,860)	(2,329)	(11,303)
TOTAL	3,384	696	735	23,197	12,261	(3,204)	(7,733)	(5,270)	(29,347)

Loans and advances by pro duct, by collateral and by subordination

On demand (call) and short notice (current account)	79	15	29	562	249	(70)	(243)

Credit card debt	377	88	124	643	114	(11)	(518)

Trade receivables	51	15	13	424	87	(67)	(271)

Finance leases	188	107	59	516	252	(18)	(246)

Reverse repurchase loans	-	-	82	1	-	-	(1)

Other term loans	2,685	469	407	20,765	11,429	(2,909)	(6,427)

Advances that are not loans	5	-	21	14	2	(10)	(2)

of which: mortgage loans (Loans collateralized by inmovable property)	1,202	265	254	16,526	9,008	(1,256)	(4,594)

of which: other collateralized loans	593	124	47	1,129	656	(93)	(181)

of which: credit for consumption	1,186	227	269	1,622	455	(145)	(1,023)

of which: lending for house purchase	883	194	105	6,094	4,546	(140)	(1,408)

of which: project finance loans	138	-	-	253	105	(76)	(71)

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The breakdown of loans and advances of loans and receivables, impaired and accumulated impairment by sectors as of June 30, 2017 and December 31, 2016 is as follows:

	Millions of Euros
June 2017	Non-performing	Accumulated impairment or Accumulated changes in fair value due to credit risk	Non-performing loans and advances as a % of the total
General governments	225	(62)	0.7%
Credit institutions	10	(28)	0.0%
Other financial corporations	13	(62)	0.1%
Non-financial corporations	12,479	(9,803)	6.8%
Agriculture, forestry and fishing	211	(174)	4.7%
Mining and quarrying	74	(69)	1.8%
Manufacturing	1,444	(1,552)	4.1%
Electricity, gas, steam and air conditioning supply	550	(318)	3.7%
Water supply	30	(11)	3.9%
Construction	4,599	(2,823)	26.6%
Wholesale and retail trade	1,767	(1,388)	5.7%
Transport and storage	417	(410)	3.9%
Accommodation and food service activities	395	(251)	4.7%
Information and communication	104	(290)	2.1%
Real estate activities	1,392	(990)	8.7%
Professional, scientific and technical activities	441	(384)	5.6%
Administrative and support service activities	157	(110)	5.3%
Public administration and defence, compulsory social security	17	(7)	4.1%
Education	57	(34)	5.4%
Human health services and social work activities	84	(79)	1.8%
Arts, entertainment and recreation	74	(49)	4.7%
Other services	667	(864)	3.9%
Households	9,013	(5,392)	4.7%
LOANS AND ADVANCES	21,740	(15,346)	4.8%

	Millions of Euros
December 2016	Non-performing	Accumulated impairment or Accumulated changes in fair value due to credit risk	Non-performing loans and advances as a % of the total
General governments	295	(52)	0.8%
Credit institutions	10	(42)	0.0%
Other financial corporations	34	(82)	0.2%
Non-financial corporations	13,786	(10,192)	7.4%
Agriculture, forestry and fishing	221	(188)	5.1%
Mining and quarrying	126	(83)	3.3%
Manufacturing	1,569	(1,201)	4.5%
Electricity, gas, steam and air conditioning supply	569	(402)	3.2%
Water supply	29	(10)	3.5%
Construction	5,358	(3,162)	26.3%
Wholesale and retail trade	1,857	(1,418)	6.2%
Transport and storage	442	(501)	4.5%
Accommodation and food service activities	499	(273)	5.9%
Information and communication	112	(110)	2.2%
Real estate activities	1,441	(1,074)	8.7%
Professional, scientific and technical activities	442	(380)	6.0%
Administrative and support service activities	182	(107)	7.3%
Public administration and defense, compulsory social security	18	(25)	3.0%
Education	58	(31)	5.4%
Human health services and social work activities	89	(88)	1.8%
Arts, entertainment and recreation	84	(51)	5.1%
Other services	691	(1,088)	4.2%
Households	8,801	(5,648)	4.6%
LOANS AND ADVANCES	22,925	(16,016)	5.0%

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The changes in the six months ended June 30, 2017, and during the year 2016 of impaired financial assets and contingent risks are as follow:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	June 2017	December 2016
Balance at the beginning	23,877	26,103

Additions	5,015	11,133
Decreases (*)	(3,693)	(7,633)
Net additions	1,322	3,500

Amounts written-off	(2,216)	(5,592)
Exchange differences and other	(344)	(134)
Balance at the end	22,638	23,877

(*)

Reflects the total amount of impaired loans derecognized from the balance sheet throughout the period as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries (see Notes 20 and 21 to the consolidated financial statement for additional information).

The changes in the six months ended June 30, 2017, and during the year 2016 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter “write-offs”), is shown below:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	June 2017	December 2016
Balance at the beginning	29,347	26,143

Acquisition of subsidiaries in the year	-	-
Increase:	2,526	5,699
Decrease:	(2,069)	(2,384)
Re-financing or restructuring	(6)	(32)
Cash recovery	(238)	(541)
Foreclosed assets	(96)	(210)
Sales of written-off	(146)	(45)
Debt forgiveness	(545)	(864)
Time-barred debt and other causes	(1,038)	(692)
Net exchange differences	310	(111)
Balance at the end	30,114	29,347

As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to attempt to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is time-barred financial asset, the financial asset is condoned, or other reasons.

7.3.5	Impairment losses

Below are the changes in the six months ended June 30, 2017, and 2016, in the provisions recognized on the accompanying consolidated balance sheets to cover estimated impairment losses in loans and advances and debt securities, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
June 2017	Opening balance	Increases due to amounts set aside for estimated loan losses during the period	Decreases due to amounts reversed for estimated loan losses during the period	Decreases due to amounts taken against allowances	Transfers between allowances	Other adjustments	Closing balance	Recoveries recorded directly to the statement of profit or loss
Specific allowances for financial assets, individually estimated	(3,204)	(1,290)	972	122	244	111	(3,045)	5
Debt securities	(120)	(53)	45	-	46	1	(81)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	(15)	-	-	-	-	1	(14)	-
Other financial corporations	(2)	-	-	-	-	-	(2)	-
Non-financial corporations	(103)	(53)	45	-	46	-	(66)	-
Loans and advances	(3,084)	(1,237)	927	122	198	110	(2,964)	5
Central banks	-	-	-	-	-	-	-	-
General governments	(19)	-	9	-	(10)	-	(19)	-
Credit institutions	-	-	-	-	-	-	-	-
Other financial corporations	(6)	-	-	-	-	-	(5)	-
Non-financial corporations	(2,602)	(1,170)	848	77	180	150	(2,517)	-
Households	(458)	(66)	70	45	28	(41)	(422)	5
Specific allowances for financial assets, collectively estimated	(7,733)	(2,825)	980	1,942	(41)	380	(7,296)	233
Debt securities	(24)	(2)	-	-	-	-	(26)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	-	-	-	-	-	-	-	-
Other financial corporations	(24)	(1)	-	-	-	(1)	(26)	-
Non-financial corporations	-	(1)	-	-	-	1	-	-
Loans and advances	(7,708)	(2,823)	980	1,942	(41)	380	(7,270)	233
Central banks	-	-	-	-	-	-	-	-
General governments	(20)	(34)	21	2	(3)	-	(34)	-
Credit institutions	(7)	-	1	-	1	(1)	(5)	-
Other financial corporations	(20)	(1)	1	38	(22)	(1)	(5)	-
Non-financial corporations	(4,801)	(1,219)	594	978	(69)	173	(4,344)	146
Households	(2,860)	(1,567)	364	924	51	208	(2,882)	87
Collective allowances for incurred but not reported losses on financial assets	(5,270)	(905)	890	26	(127)	250	(5,136)	-
Debt securities	(46)	(3)	24	-	-	2	(24)	-
Loans and advances	(5,224)	(901)	866	26	(127)	248	(5,112)	-
Total	(16,206)	(5,020)	2,842	2,090	76	741	(15,477)	238

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
June 2016	Opening balance	Increases due to amounts set aside for estimated loan losses during the period	Decreases due to amounts reversed for estimated loan losses during the period	Decreases due to amounts taken against allowances	Transfers between allowances	Other adjustments	Closing balance	Recoveries recorded directly to the statement of profit or loss
Specific allowances for financial assets, individually estimated	(3,851)	(610)	124	83	112	(205)	(4,347)	1
Debt securities	(21)	(126)	1	5	-	-	(141)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	(20)	-	-	5	-	1	(15)	-
Other financial corporations	(2)	(27)	-	-	-	-	(29)	-
Non-financial corporations	-	(99)	1	-	-	-	(98)	-
Loans and advances	(3,830)	(484)	123	79	112	(205)	(4,206)	1
Central banks	-	-	-	-	-	-	-	-
General governments	(14)	(2)	1	-	(6)	(7)	(29)	-
Credit institutions	(11)	-	-	-	1	-	(10)	-
Other financial corporations	(11)	(3)	-	-	22	(19)	(10)	-
Non-financial corporations	(3,153)	(371)	113	69	(12)	(109)	(3,462)	-
Households	(641)	(108)	8	9	107	(71)	(694)	1
Specific allowances for financial assets, collectively estimated	(9,015)	(2,714)	749	2,901	125	404	(7,548)	261
Debt securities	(14)	(3)	3	-	(9)	2	(22)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	-	-	-	-	-	-	-	-
Other financial corporations	(14)	(3)	3	-	(9)	2	(22)	-
Non-financial corporations	-	-	-	-	-	-	-	-
Loans and advances	(9,001)	(2,711)	747	2,901	135	402	(7,526)	261
Central banks	-	-	-	-	-	-	-	-
General governments	(23)	(1)	1	1	(2)	6	(18)	-
Credit institutions	(6)	-	2	-	-	(2)	(6)	3
Other financial corporations	(27)	(24)	-	23	3	4	(21)	-
Non-financial corporations	(6,071)	(1,398)	567	1,657	158	484	(4,604)	159
Households	(2,873)	(1,288)	177	1,221	(24)	(89)	(2,877)	98
Collective allowances for incurred but not reported losses on financial assets	(6,024)	(547)	632	52	197	(65)	(5,755)	1
Debt securities	(113)	(1)	3	-	63	-	(49)	-
Loans and advances	(5,911)	(546)	629	52	134	(65)	(5,707)	-
Total	(18,890)	(3,870)	1,505	3,036	434	134	(17,651)	263

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

7.3.6	Refinancing and restructuring operations

Group policies and principles with respect to refinancing and restructuring operations

Refinancing and restructuring operations (see definition in the Glossary) are carried out with customers who have requested such an operation in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

The basic aim of a refinancing and restructuring operation is to provide the customer with a situation of financial viability over time by adapting repayment of the loan incurred with the Group to the customer’s new situation of fund generation. The use of refinancing and restructuring for other purposes, such as to delay loss recognition, is contrary to BBVA Group policies.

The BBVA Group’s refinancing and restructuring policies are based on the following general principles:

●

Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the industry in which it operates.

●

With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees.

●	This analysis is carried out from the overall customer or group perspective.

●	Refinancing and restructuring operations do not in general increase the amount of the customer’s loan, except for the expenses inherent to the operation itself.

●	The capacity to refinance and restructure loan is not delegated to the branches, but decided on by the risk units.

●	The decisions made are reviewed from time to time with the aim of evaluating full compliance with refinancing and restructuring policies.

These general principles are adapted in each case according to the conditions and circumstances of each geographical area in which the Group operates, and to the different types of customers involved.

In the case of retail customers (private individuals), the main aim of the BBVA Group’s policy on refinancing and restructuring loan is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of customer’s loan. The solution required is adapted to each case and the loan repayment is made easier, in accordance with the following principles:

●

Analysis of the viability of operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.

●	Refinancing and restructuring of operations is only allowed on those loans in which the BBVA Group originally entered into.

●	Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.

In the case of non-retail customers (mainly companies, enterprises and corporates), refinancing/restructuring is authorized according to an economic and financial viability plan based on:

●

Forecasted future income, margins and cash flows to allow entities to implement cost adjustment measures (industrial restructuring) and a business development plan that can help reduce the level of leverage to sustainable levels (capacity to access the financial markets).

●	Where appropriate, the existence of a divestment plan for assets and/or operating segments that can generate cash to assist the deleveraging process.

●	The capacity of shareholders to contribute capital and/or guarantees that can support the viability of the plan.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

In accordance with the Group’s policy, the conclusion of a loan refinancing and restructuring operation does not imply the loan is reclassified from “impaired” or “standard under special monitoring” to outstanding risk; such a reclassification must be based on the analysis mentioned earlier of the viability.

The Group maintains the policy of including risks related to refinanced and restructured loans as either:

●

“Impaired assets”, as although the customer is up to date with payments, they are classified as impaired for reasons other than their default when there are significant doubts that the terms of their refinancing may not be met; or

●	“Normal-risk assets under special monitoring” until the conditions established for their consideration as normal risk are met).

The conditions established for “standard under special monitoring” to be reclassified out of this category are as follows:

●

The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the loan or other objective criteria, demonstrating the borrower’s ability to pay, have been verified; and

●	At least two years must have elapsed since completion of the renegotiation or restructuring of the loan;

●

It is unlikely that the customer will have financial difficulties and, therefore, it is expected that the customer will be able to meet its loan payment obligations (principal and interest) in a timely manner.

The BBVA Group’s refinancing and restructuring policy provides for the possibility of two modifications in a 24 month period for loans that are not in compliance with the payment schedule.

The internal models used to determine allowances for loan losses consider the restructuring and renegotiation of a loan, as well as re-defaults on such a loan, by assigning a lower internal rating to restructured and renegotiated loans than the average internal rating assigned to non-restructured/renegotiated loans. This downgrade results in an increase in the probability of default (PD) assigned to restructured/renegotiated loans (with the resulting PD being higher than the average PD of the non- renegotiated loans in the same portfolios).

For quantitative information on refinancing and restructuring operations see Appendix XI.

7.4	Market risk

7.4.1	Market risk portfolios

Market risk originates as a result of movements in the market variables that impact the valuation of traded financial products and assets. The main risks generated can be classified as follows:

●

Interest-rate risk: This arises as a result of exposure to movements in the different interest-rate curves involved in trading. Although the typical products that generate sensitivity to the movements in interest rates are money-market products (deposits, interest-rate futures, call money swaps, etc.) and traditional interest-rate derivatives (swaps and interest-rate options such as caps, floors, swaptions, etc.), practically all the financial products are exposed to interest-rate movements due to the effect that such movements have on the valuation of the financial discount.

●

Equity risk: This arises as a result of movements in share prices. This risk is generated in spot positions in shares or any derivative products whose underlying asset is a share or an equity index. Dividend risk is a sub-risk of equity risk, arising as an input for any equity option. Its variation may affect the valuation of positions and it is therefore a factor that generates risk on the books.

●

Exchange-rate risk: This is caused by movements in the exchange rates of the different currencies in which a position is held. As in the case of equity risk, this risk is generated in spot currency positions, and in any derivative product whose underlying asset is an exchange rate. In addition, the quanto effect (operations where the underlying asset and the instrument itself are denominated in different currencies) means that in certain transactions in which the underlying asset is not a currency, an exchange-rate risk is generated that has to be measured and monitored.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

●

Credit-spread risk: Credit spread is an indicator of an issuer’s credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.

●

Volatility risk: This occurs as a result of changes in the levels of implied price volatility of the different market instruments on which derivatives are traded. This risk, unlike the others, is exclusively a component of trading in derivatives and is defined as a first-order convexity risk that is generated in all possible underlying assets in which there are products with options that require a volatility input for their valuation.

The metrics developed to control and monitor market risk in BBVA Group are aligned with market practices and are implemented consistently across all the local market risk units.

Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group’s Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.

The standard metric used to measure market risk is Value at Risk (“VaR”), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and commodity prices. The market risk analysis considers risks, such as credit spread, basis risk, volatility and correlation risk.

Most of the headings on the Group’s balance sheet subject to market risk are positions whose main metric for measuring their market risk is VaR. This table shows the accounting lines of the consolidated balance sheet as of June 30, 2017 and December 31, 2016 in which there is a market risk in trading activity subject to this measurement:

		Millions of Euros
	June 2017		December 2016
Headings of the balance sheet under market risk	Main market risk metrics - VaR	Main market risk metrics - Others (*)	Main market risk metrics - VaR	Main market risk metrics - Others (*)
Assets subject to market risk
Financial assets held for trading	59,765	1,042	64,623	1,480
Available for sale financial assets	6,984	24,636	7,119	28,771
Of which: Equity instruments	-	3,044	-	3,559
Hedging derivatives	790	1,145	1,041	1,415
Liabilities subject to market risk	-	-
Financial liabilities held for trading	41,949	3,499	47,491	2,223
Hedging derivatives	1,108	791	1,305	689

(*)	Includes mainly assets and liabilities managed by COAP.

Although the prior table shows details the financial positions subject to market risk, it should be noted that the data are for information purposes only and do not reflect how the risk is managed in trading activity, where it is not classified into assets and liabilities.

With respect to the risk measurement models used in BBVA Group, the Bank of Spain has authorized the use of the internal model to determine bank capital requirements deriving from risk positions on the BBVA S.A. and BBVA Bancomer trading book, which jointly account for around 65% and 66% of the Group’s trading-book market risk as of June 30, 2017 and December 31, 2016. For the rest of the geographical areas (mainly South America, Garanti and BBVA Compass), bank capital for the risk positions in the trading book is calculated using the standard model.

The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on VaR, economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The model used estimates VaR in accordance with the “historical simulation” methodology, which involves estimating losses and gains that would have taken place in the current portfolio if the changes in market conditions that took place over a specific period of time in the past were repeated. Based on this information, it infers the maximum expected loss of the current portfolio within a given confidence level. This model has the advantage of reflecting precisely the historical distribution of the market variables and not assuming any specific distribution of probability. The historical period used in this model is two years. The historical simulation method is used in BBVA S.A., BBVA Bancomer, BBVA Chile, BBVA Colombia, Compass Bank and Garanti.

VaR figures are estimated following two methodologies:

●

VaR without smoothing, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks for the purpose of monitoring compliance with risk limits.

●	VaR with smoothing, which gives a greater weight to more recent market information. This metric supplements the previous one.

In the case of South America (except BBVA Chile and BBVA Colombia), a parametric methodology is used to measure risk in terms of VaR.

At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain’s regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the new measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:

●

VaR: In regulatory terms, the VaR charge incorporates the stressed VaR charge, and the sum of the two (VaR and stressed VaR) is calculated. This quantifies the losses associated with the movements of the two risk factors inherent to market operations (interest rates, FX, RV, credit, etc.). Both VaR and stressed VaR are rescaled by a regulatory multiplier set at three and by the square root of ten to calculate the capital charge.

●

Specific Risk: Incremental Risk Capital (“IRC”) Quantification of the risks of default and downgrading of the credit ratings of the bond and credit derivative positions in the portfolio. The specific capital risk by IRC is a charge exclusively used in the geographical areas with the internal model approved (BBVA S.A. and Bancomer). The capital charge is determined according to the associated losses (at 99.9% in a 1-year horizon under the hypothesis of constant risk) due to the rating migration and/or default state the issuer of an asset. In addition, the price risk is included in sovereign positions for the items specified.

●

Specific Risk: Securitization and correlation portfolios. Capital charge for securitizations and the correlation portfolio to include the potential losses associated at the level of rating a specific credit structure (rating). Both are calculated by the standard method. The scope of the correlation portfolios refers to the FTD-type market operation and/or tranches of market CDOs and only for positions with an active market and hedging capacity.

Validity tests are performed regularly on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional control measure, backtesting is conducted at trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Market risk in the first half of 2017

The Group’s market risk remains at low levels compared with the risk aggregates managed by BBVA, particularly in terms of credit risk. This is due to the nature of the business. During the first half of 2017 the average VaR was €29 million, below the figure of the first semester of 2016, with a high on January 11, 2017 of €34 m. The evolution in the BBVA Group’s market risk during the first half of 2017, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon (shown in millions of Euros) is as follows:

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

By type of market risk assumed by the Group’s trading portfolio, the main risk factor for the Group continues to be that linked to interest rates, with a weight of 46% of the total at the end of the first half of 2017 (this figure includes the spread risk). The relative weight has decreased compared with the close of 2016 (58%). Exchange-rate risk accounts 22%, increasing its proportion with respect to December 2016 (13%), while equity, volatility and correlation risk have increased, with a weight of 32% at the close of the first half of 2017 (vs. 29% at the close of 2016).

As of June 30, 2017 and December 31, 2016 the balance of VaR was €26 million in both periods. These figures can be broken down as follows:

Millions of Euros
VaR by Risk Factor	Interest/Spread Risk	Currency Risk	Stock-market Risk	Vega/Correlation Risk	Diversification Effect(*)	Total
June 2017
VaR average in the period	26	11	3	14	(25)	29
VaR max in the period	27	11	2	12	(19)	34
VaR min in the period	25	6	2	11	(21)	24
End of period VaR	23	11	3	13	(24)	26

December 2016
VaR average in the period	28	10	4	11	(23)	29
VaR max in the period	30	16	4	11	(23)	38
VaR min in the period	21	10	1	11	(20)	23
End of period VaR	29	7	2	12	(24)	26

(*)

The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Validation of the model

The internal market risk model is validated on a regular basis by backtesting in both BBVA S.A. and Bancomer. The aim of backtesting is to validate the quality and precision of the internal market risk model used by BBVA Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the Group’s results and the risk measurements generated by the internal market risk model. These tests showed that the internal market risk model of both BBVA, S.A. and Bancomer is adequate and precise.

Two types of backtesting have been carried out during the first half of 2017 and during the year 2016:

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

●

“Hypothetical” backtesting: the daily VaR is compared with the results obtained, not taking into account the intraday results or the changes in the portfolio positions. This validates the appropriateness of the market risk metrics for the end-of-day position.

●

“Real” backtesting: the daily VaR is compared with the total results, including intraday transactions, but discounting the possible minimum charges or fees involved. This type of backtesting includes the intraday risk in portfolios.

In addition, each of these two types of backtesting was carried out at the level of risk factor or business type, thus making a deeper comparison of the results with respect to risk measurements.

For the period between the end of the first semester of 2016 and the end of the first semester of 2017, it was carried out the backtesting of the internal VaR calculation model, comparing the daily results obtained with the estimated risk level estimated by the internal VaR calculation model. At the end of the semester the comparison showed the internal VaR calculation model was working correctly, within the “green” zone (0-4 exceptions), thus validating the internal VaR calculation model, as has occurred each year since the internal market risk model was approved for the Group.

Stress test analysis

A number of stress tests are carried out on BBVA Group’s trading portfolios. First, global and local historical scenarios are used that replicate the behavior of an extreme past event, such as for example the collapse of Lehman Brothers or the “Tequilazo” crisis. These stress tests are complemented with simulated scenarios, where the aim is to generate scenarios that have a significant impact on the different portfolios, but without being anchored to any specific historical scenario. Finally, for some portfolios or positions, fixed stress tests are also carried out that have a significant impact on the market variables affecting these positions.

Historical scenarios

The historical benchmark stress scenario for the BBVA Group is Lehman Brothers, whose sudden collapse in September 2008 led to a significant impact on the behavior of financial markets at a global level. The following are the most relevant effects of this historical scenario:

●	Credit shock: reflected mainly in the increase of credit spreads and downgrades in credit ratings.

●	Increased volatility in most of the financial markets (giving rise to a great deal of variation in the prices of different assets (currency, equity, debt).

●	Liquidity shock in the financial systems, reflected by a major movement in interbank curves, particularly in the shortest sections of the euro and dollar curves.

Simulated scenarios

Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on Resampling methodology. This methodology is based on the use of dynamic scenarios are recalculated periodically depending on the main risks held in the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from 1-1-2008 until today), a simulation is performed by resampling of historic observations, generating a loss distribution and profits to analyze most extreme of births in the selected historical window. The advantage of this resampling methodology is that the period of stress is not predetermined, but depends on the portfolio maintained at each time, and making a large number of simulations (10,000 simulations) allows a richer information for the analysis of expected shortfall than what is available in the scenarios included in the calculation of VaR.

The main features of this approach are: a) the generated simulations respect the correlation structure of the data, b) flexibility in the inclusion of new risk factors and c) to allow the introduction of a lot of variability in the simulations (desirable to consider extreme events).

The impact of the stress test under multivariable simulation of the risk factors of the portfolio (Expected shortfall 95% to 20 days) as of June 30, 2017 is as follows:

				Millions of Euros
	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Chile	Turkey
Expected Shortfall	(76)	(23)	(10)	-	(8)	(4)	(11)	(6)

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

7.4.2	Structural risk

The Assets and Liabilities Committee (ALCO) is the key body for the management of structural risks relating to liquidity/funding, interest rates, solvency and currency rates. Every month, with representatives from the areas of Finance, Risks and Business Areas, this committee monitors the above risks and is presented with proposals for managing them for its approval. These management proposals are made proactively by the Finance area, taking into account the risk appetite framework and with the aim of guaranteeing recurrent earnings and preserving the entity’s solvency. All the balance-sheet management units have a local ALCO, assisted constantly by the members of the Corporate Center. There is also a corporate ALCO where the management strategies in the Group’s subsidiaries are monitored and presented.

Structural interest-rate risk

The structural interest-rate risk (“SIRR”) is related to the potential impact that variations in market interest rates have on an entity’s net interest income and equity. In order to properly measure SIRR, BBVA takes into account the main sources that generate this risk: repricing risk, yield curve risk, option risk and basis risk, which are analyzed from two complementary points of view: net interest income (short term) and economic value (long term).

ALCO monitors the interest-rate risk metrics and the Finance area carries out the management proposals for the structural balance sheet. The management objective is to ensure the stability of net interest income and book value in the face of changes in market interest rates, while respecting the internal solvency and limits in the different balance-sheets and for BBVA Group as a whole; and complying with current and future regulatory requirements.

BBVA’s structural interest-rate risk management control and monitoring is based on a set of metrics and tools that enable the entity’s risk profile to be monitored correctly. A wide range of scenarios are measured on a regular basis, including sensitivities to parallel movements in the event of different shocks, changes in slope and curve, as well as delayed movements. Other probabilistic metrics based on statistical scenario-simulating methods are also assessed, such as income at risk (“IaR”) and economic capital (“EC”), which are defined as the maximum adverse deviations in net interest income and economic value, respectively, for a given confidence level and time horizon. Impact thresholds are established on these management metrics both in terms of deviations in net interest income and in terms of the impact on economic value. The process is carried out separately for each currency to which the Group is exposed, and the diversification effect between currencies and business units is considered after this.

In order to evaluate its effectiveness, the model is subjected to regular internal validation, which includes backtesting. In addition, the banking book’s interest-rate risk exposures are subjected to different stress tests in order to reveal balance sheet vulnerabilities under extreme scenarios. This testing includes an analysis of adverse macroeconomic scenarios designed specifically by BBVA Research, together with a wide range of potential scenarios that aim to identify interest-rate environments that are particularly damaging for the entity. This is done by generating extreme scenarios of a breakthrough in interest rate levels and historical correlations, giving rise to sudden changes in the slopes and even to inverted curves.

The model is necessarily underpinned by an elaborate set of hypotheses that aim to reproduce the behavior of the balance sheet as closely as possible to reality. Especially relevant among these assumptions are those related to the behavior of “accounts with no explicit maturity”, for which stability and remuneration assumptions are established, consistent with an adequate segmentation by type of product and customer, and prepayment estimates (implicit optionality). The hypotheses are reviewed and adapted, at least on an annual basis, to signs of changes in behavior, kept properly documented and reviewed on a regular basis in the internal validation processes.

The impacts on the metrics are assessed both from a point of view of economic value (gone concern) and from the perspective of net interest income, for which a dynamic model (going concern) consistent with the corporate assumptions of earnings forecasts is used.

The table below shows the profile of average sensitivities to net interest income and value of the main entities in BBVA Group in the first half of 2017 (certain information within this table is provisional. Its distribution should not be significantly affected):

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
Sensitivity to Interest-Rate Analysis - June 2017	100 Basis-Point Increase	100 Basis-Point Decrease	100 Basis-Point Increase	100 Basis-Point Decrease
Europe (***)	10.33%	(7.74%)	4.23%	(4.31%)
Mexico	1.88%	(1.89%)	(1.86%)	1.91%
USA	5.69%	(7.52%)	(3.21%)	(1.04%)
Turkey	(3.46%)	1.55%	(2.78%)	3.69%
South America	2.53%	(2.57%)	(3.04%)	3.35%
BBVA Group	3.05%	(3.20%)	0.91%	(1.42%)

(*)	Percentage of “1 year” net interest income forecast for each unit.
(**)	Percentage of net assets for each unit.
(***)	In Europe downward movement allowed until more negative level than current rates.

In the first half of 2017 in Europe remained expansionary monetary policy, maintaining rates at 0%. In USA the rising rate cycle initiated by the Federal Reserve in 2015 was intensified. In Mexico and Turkey, the upward cycle has continued because of weak currencies and inflation prospects. In South America, monetary policy has been expansive, with rate declines in most of the economies where the Group operates, with the exception of Argentina, where rates increased during the first half of 2017.

The BBVA Group in all its Balance Sheet Management Units (“BSMUs”) maintains a positive sensitivity in its net interest income to an increase in interest rates. Turkey helps to diversify the Group’s net exposure due to the opposite direction of its position on Europe. The higher sensitivities in the net interest income, relatively speaking, are observed in mature markets (Europe and USA), where, however, the negative sensitivity in their net interest income to decrease in interest rates is limited by the plausible downward trend in interest rates. The Group maintains a moderate risk profile, according to its target risk, through effective management of its balance sheet structural risk.

Structural exchange-rate risk

In BBVA Group, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint handling of permanent foreign currency exposures, taking into account the diversification.

The corporate Assets and Liabilities Management unit, through ALCO, designs and executes hedging strategies with the main purpose of controlling the potential negative effect of exchange-rate fluctuations on capital ratios and on the equivalent value in euros of the foreign-currency earnings of the Group’s subsidiaries, considering transactions according to market expectations and their cost.

The risk monitoring metrics included in the framework of limits are integrated into management and supplemented with additional assessment indicators. At corporate level they are based on probabilistic metrics that measure the maximum deviation in the Group’s Capital, CET1 (“Common Equity Tier 1”) ratio, and net attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in exchange rates and their correlations.

The suitability of these risk assessment metrics is reviewed on a regular basis through backtesting exercises. The final element of structural exchange-rate risk control is the analysis of scenarios and stress with the aim of identifying in advance possible threats to future compliance with the risk appetite levels set, so that any necessary preventive management actions can be taken. The scenarios are based both on historical situations simulated by the risk model and on the risk scenarios provided by BBVA Research.

As for the market, in the first half of 2017 it is noteworthy the US dollar weakness, determining the underperformance against the euro of the Turkish lira and the currencies of Andean area in South America, while, on the contrary, Mexican peso appreciated significantly against US dollar, on the basis of better growth expectations for this economy.

The Group’s structural exchange-rate risk exposure level has remained fairly stable since the end of 2016 mostly due to the hedging policy, focused on Mexican peso and Turkish lira, intended to keep low levels of sensitivity to movements in the exchange rates of emerging currencies against the euro. The risk mitigation level in capital ratio due to the book value of BBVA Group’s holdings in foreign emerging currencies stood at around 70% and, as of the end of the first half of 2017, CET1 ratio sensitivity to the appreciation of 1% in the euro exchange rate for each currency is: US Dollar: +1.2 bps; Mexican peso -0.2 bps; Turkish Lira -0.1 bps; other currencies: -0.3 bps. On the other hand, hedging of emerging-currency denominated earnings of the first half of 2017 has reached a 61%, concentrated in Mexican peso and Turkish lira.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Structural equity risk

BBVA Group’s exposure to structural equity risk stems basically from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

Structural management of equity portfolios is the responsibility of the Group’s units specializing in this area. Their activity is subject to the corporate risk management policies for equity positions in the equity portfolio. The aim is to ensure that they are handled consistently with BBVA’s business model and appropriately to its risk tolerance level, thus enabling long-term business sustainability.

The Group’s risk management systems also make it possible to anticipate possible negative impacts and take appropriate measures to prevent damage being caused to the entity. The risk control and limitation mechanisms are focused on the exposure, annual operating performance and economic capital estimated for each portfolio. Economic capital is estimated in accordance with a corporate model based on Monte Carlo simulations, taking into account the statistical performance of asset prices and the diversification existing among the different exposures.

Stress tests and analyses of sensitivity to different simulated scenarios are carried out periodically to analyze the risk profile in more depth. They are based on both past crisis situations and forecasts made by BBVA Research. This checks that the risks are limited and that the tolerance levels set by the Group are not at risk.

Backtesting is carried out on a regular basis on the risk measurement model used.

In the market, it is remarkable the outperformance of stock markets in the first half of 2017, especially the Spanish stock exchange. It is also noteworthy the drop from the high levels of the previous year. This outperformance led to a significant increase in the value of Group’s equity portfolios as of the end of June 2017, and has favored the sale of the stake in China Citic Bank, realizing the accumulated capital gains.

Structural equity risk, measured in terms of economic capital, has remained stable in the period since the sale of the stake in China Citic Bank.

The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio remained at around -€35 million as of June 30, 2017 and -€38 million as of December 31, 2016. This estimate takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area portfolios) and the net delta-equivalent positions in derivatives on the same underlyings.

7.4.3	Financial Instruments offset

Financial assets and liabilities may be netted, i.e. they are presented for a net amount on the consolidated balance sheet only when the Group’s entities satisfy with the provisions of IAS 32-Paragraph 42, so they have both the legal right to net recognized amounts, and the intention of settling the net amount or of realizing the asset and simultaneously paying the liability.

In addition, the Group has presented as gross amounts assets and liabilities on the consolidated balance sheet for which there are master netting arrangements in place, but for which there is no intention of settling net. The most common types of events that trigger the netting of reciprocal obligations are bankruptcy of the entity, surpassing certain level of indebtedness threshold, failure to pay, restructuring and dissolution of the entity.

In the current market context, derivatives are contracted under different framework contracts being the most widespread developed by the International Swaps and Derivatives Association (“ISDA”) and, for the Spanish market, the Framework Agreement on Financial Transactions (“CMOF”). Almost all portfolio derivative transactions have been concluded under these framework contracts, including in them the netting clauses mentioned in the preceding paragraph as “Master Netting Agreement”, greatly reducing the credit exposure on these instruments. Additionally, in contracts signed with professional counterparties, the collateral agreement annexes called Credit Support Annex (“CSA”) are included, thereby minimizing exposure to a potential default of the counterparty.

Moreover, in transactions involving assets purchased or sold under a purchase agreement there is a high volume transacted through clearing houses that articulate mechanisms to reduce counterparty risk, as well as through the signature of various master agreements for bilateral transactions, the most widely used being the Global Master Repurchase Agreement (GMRA), published by International Capital Market Association (“ICMA”), to which the clauses related to the collateral exchange are usually added within the text of the master agreement itself.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

A summary of the effect of the compensation (via netting and collateral) for derivatives and securities operations is presented below as of June 30, 2017 and December 31, 2016:

					Millions of Euros
					Gross Amounts Not Offset in the Condensed Consolidated Balance Sheets (D)
June 2017	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Condensed Consolidated Balance Sheets (B)	Net Amount Presented in the Condensed Consolidated Balance Sheets (C=A-B)	Financial Instruments	Cash Collateral Received/Pledged	Net Amount (E=C-D)
Trading and hedging derivatives	10, 15	51,582	11,854	39,728	27,576	5,881	6,272
Reverse repurchase, securities borrowing and similar agreements	35	20,046	2,442	17,604	17,777	114	(287)
Total Assets		71,628	14,296	57,332	45,353	5,995	5,984

Trading and hedging derivatives	10, 15	53,387	12,080	41,308	27,576	9,928	3,803
Repurchase, securities lending and similar agreements	35	40,771	2,442	38,329	38,539	30	(240)
Total Liabillities		94,158	14,522	79,636	66,115	9,959	3,563

					Millions of Euros
					Gross Amounts Not Offset in the Condensed Consolidated Balance Sheets (D)
December 2016	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Condensed Consolidated Balance Sheets (B)	Net Amount Presented in the Condensed Consolidated Balance Sheets (C=A-B)	Financial Instruments	Cash Collateral Received/ Pledged	Net Amount (E=C-D)
Trading and hedging derivatives	10, 15	59,374	13,587	45,788	32,146	6,571	7,070
Reverse repurchase, securities borrowing and similar agreements	35	25,833	2,912	22,921	23,080	174	(333)
Total Assets		85,208	16,499	68,709	55,226	6,745	6,738

Trading and hedging derivatives	10, 15	59,545	14,080	45,465	32,146	7,272	6,047
Repurchase, securities lending and similar agreements	35	49,474	2,912	46,562	47,915	176	(1,529)
Total Liabillities		109,019	16,991	92,027	80,061	7,448	4,518

7.5	Liquidity risk

7.5.1	Liquidity risk management

Management of liquidity and structural finance within the BBVA Group is based on the principle of the financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk. This decentralized management avoids possible contagion due to a crisis that could affect only one or several BBVA Group entities, which must cover their liquidity needs independently in the markets where they operate. Liquidity Management Units (LMUs) have been set up for this reason in the geographical areas where the main foreign subsidiaries operate, and also for the parent BBVA S.A., within the Euro currency scope, which includes BBVA Portugal.

Finance Division, through Global ALM, manages BBVA Group’s liquidity and funding. It plans and executes the funding of the long-term structural gap of each LMUs and proposes to ALCO the actions to adopt in this regard in accordance with the policies and limits established by the Standing Committee.

As first core element, the Bank’s target behavior in terms of liquidity and funding risk is characterized through the Liquidity Coverage Ratio (LCR) and the Loan-to-Stable-Customer-Deposits (LtSCD) ratio. LCR is a regulatory measurement aimed at ensuring entities’ resistance in a scenario of liquidity stress within a time horizon of 30 days. BBVA, within its risk appetite framework and its limits and alerts schemes, has established a level of requirement for compliance with the LCR ratio both for the Group as a whole and for each of the LMUs individually. The internal levels required are geared to comply sufficiently and efficiently in advance with the implementation of the regulatory requirement of 2018, at a level above 100%.

Throughout the first half of 2017 the level of the LCR for BBVA Group has remained above 100%. At the European level the LCR ratio was effective beginning October 1, 2015, with an initial required level of 60%, and a phased-in level of up to 100% in 2018.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The LtSCD measures the relation between the net credit investment and stable funds. The aim is to preserve a stable funding structure in the medium term for each of the LMUs making up BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile.

Customer funds captured and managed by business units are defined as stable customer funds. These funds usually show little sensitivity to market changes and are largely non-volatile in terms of aggregate amounts per operation, thanks to customer linkage to the unit. Stable funds in each LMU are calculated by analyzing the behavior of the balance sheets of the different customer segments identified as likely to provide stability to the funding structure, and by prioritizing an established relationship and applying bigger haircuts to the funding lines of less stable customers. The main base of stable funds is composed of deposits by individual customers and small businesses.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, GRM-Structural Risks identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas. The behavior of the indicators reflects that the funding structure remained robust in the first half of 2017 and in the year 2016, in the sense that all the LMUs maintain levels of self-funding with stable customer funds higher than the required levels.

LtSCD by LMU	June 2017	December 2016
Group (average)	112%	113%
Eurozone	112%	113%
Bancomer	114%	113%
Compass	110%	108%
Garanti	122%	124%
Other LMUs	105%	107%

The second core element in liquidity and funding risk management is to achieve proper diversification of the funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term borrowing comprising both wholesale funding as well as less stable funds from non-retail customers. Regarding long-term funding, the maturity profile does not show significant concentrations, which enables adaptation of the anticipated issuance schedule to the best financial conditions of the markets. Finally, concentration risk is monitored at the LMU level, with a view to ensuring the right diversification both per counterparty and per instrument type.

The third element promotes the short-term resilience of the liquidity risk profile, making sure that each LMU has sufficient collateral to address the risk of wholesale markets closing. Basic Capacity is the short-term liquidity risk management and control metric that is defined as the relationship between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance being given to 30-day maturities.

Each entity maintains an individual liquidity buffer, both Banco Bilbao Vizcaya Argentaria SA and its subsidiaries, including BBVA Compass, BBVA Bancomer, Garanti Bank and the Latin American subsidiaries. The table below shows the liquidity available by instrument as of June 30, 2017 and December 31, 2016 for the most significant entities:

	Millions of Euros
June 2017	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti Bank	Others
Cash and balances with central banks	13,081	5,968	1,529	6,936	6,442
Assets for credit operations with central banks	46,764	5,274	24,414	5,699	5,513
Central governments issues	25,589	2,749	1,953	5,699	5,433
Of Which: Spanish government securities	17,233	-	-	-	-
Other issues	21,175	2,526	7,799	-	80
Loans	-	-	14,662	-	-
Other non-eligible liquid assets	6,875	808	576	1,650	754
ACCUMULATED AVAILABLE BALANCE	66,720	12,051	26,519	14,285	12,710

AVERAGE BALANCE	65,882	12,778	28,424	13,575	14,003

(1)	It includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
December 2016	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti Bank	Other
Cash and balances with central banks	16,014	8,221	1,495	4,915	6,906
Assets for credit operations with central banks	53,167	4,175	26,907	5,529	4,506
Central governments issues	31,774	1,964	1,088	5,529	4,323
Of Which: Spanish government securities	23,353	-	-	-	-
Other issues	21,394	2,212	9,028	-	183
Loans	-	-	16,790	-	-
Other non-eligible liquid assets	7,387	939	662	1,532	700
ACCUMULATED AVAILABLE BALANCE	76,568	13,336	29,063	11,976	12,111

AVERAGE BALANCE	69,057	13,104	27,621	13,072	11,689

(1)	It includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

Stress analyses are also a basic element of the liquidity and funding risk monitoring system, as they help anticipate deviations from the liquidity targets and limits set out in the risk appetite as well as establish tolerance ranges at different management levels. They also play a key role in the design of the Liquidity Contingency Plan and in defining the specific measures for action for realigning the risk profile.

For each of the scenarios, a check is carried out whether the Bank has sufficient liquid assets to meet the liquidity commitments/outflows in the various periods analyzed. The analysis considers four scenarios, one core and three crisis-related: systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the bank’s customers; and a mixed scenario, as a combination of the two aforementioned scenarios. Each scenario considers the following factors: liquidity existing on the market, customer behavior and sources of funding, impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the performance of the bank’s asset quality.

The results of these stress analyses carried out regularly reveal that BBVA has a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario such as a combination of a systemic crisis and an unexpected internal crisis, during a period in general longer than 3 months for LMUs, including a major downgrade in the bank’s rating (by up to three notches).

Beside the results of stress exercises and risk metrics, Early Warning Indicators play an important role in the corporate model and also in the Liquidity Contingency Plan. These are mainly financing structure indicators, related to asset encumbrance, counterparty concentration, outflows of customer deposits, unexpected use of credit lines, and market indicators, which help to anticipate potential risks and capture market expectations.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of June 30, 2017 and December 31, 2016:

	Millions of Euros

June 2017 Contractual Maturities	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
Cash, cash balances at central banks and other demand deposits	5,787	28,170	-	-	-	-	-	-	-	-	33,956
Deposits in credit entities	1,607	1,971	299	141	90	171	119	73	64	3,656	8,190
Deposits in other financial institutions	8	1,175	915	598	684	693	1,147	1,074	779	1,939	9,012
Reverse repo, securities borrowing and margin lending	-	13,151	429	772	1,065	535	343	175	674	189	17,334
Loans and Advances	329	21,823	24,872	24,698	16,025	17,045	46,556	37,209	52,446	129,565	370,568
Securities’ portfolio settlement	-	1,977	2,514	7,059	4,186	4,037	17,066	12,054	12,370	38,700	99,962

	Millions of Euros

June 2017 Contractual Maturities	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
Wholesale funding	-	1,636	3,829	7,296	3,945	4,386	4,694	6,117	18,179	29,770	79,853
Deposits in financial institutions	6,938	6,795	958	2,444	210	1,744	786	519	160	1,864	22,417
Deposits in other financial institutions and international agencies	11,193	3,748	6,464	2,402	1,656	762	1,042	411	344	1,075	29,096
Customer deposits	218,943	49,010	22,655	14,091	10,508	9,160	9,825	3,710	1,307	2,073	341,284
Securitiy pledge funding	-	34,149	1,783	556	791	217	544	22,969	372	1,756	63,138
Derivatives (net)	26	(147)	(188)	(203)	(19)	(127)	(240)	(193)	(220)	(484)	(1,794)

	Millions of Euros

December 2016 Contractual Maturities	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
Cash, cash balances at central banks and other demand deposits	23,191	13,825	-	-	-	-	-	-	-	-	37,551
Deposits in credit entities	999	3,236	291	295	154	113	102	87	122	3,805	9,205
Deposits in other financial institutions	-	1,217	1,042	678	591	497	3,478	1,005	952	1,891	11,351
Reverse repo, securities borrowing and margin lending	-	20,277	544	523	-	428	500	286	124	189	22,871
Loans and Advances	419	21,184	27,084	22,766	16,443	17,742	45,290	35,578	55,757	129,506	371,767
Securities’ portfolio settlement	-	698	3,553	3,718	2,337	4,209	19,167	9,982	16,788	52,278	112,731

	Millions of Euros

December 2016 Contractual Maturities	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
Wholesale funding	98	7,445	2,987	5,754	3,679	6,180	7,971	6,092	14,091	31,200	85,496
Deposits in financial institutions	6,845	5,656	1,240	2,424	791	2,152	901	547	430	2,085	23,069
Deposits in other financial institutions and international agencies	15,392	4,499	7,709	2,515	1,755	1,322	883	539	414	1,141	36,168
Customer deposits	208,287	52,442	25,001	16,585	12,881	12,040	8,645	5,540	1,645	1,978	345,042
Securitiy pledge funding	-	38,884	3,981	1,041	508	949	291	376	22,719	1,790	70,538
Derivatives (net)	-	(2,123)	(95)	(190)	(111)	(326)	(132)	(82)	(105)	(47)	(3,210)

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The matrix shows the retail nature of the funding structure, with a loan portfolio being mostly funded by customer deposits. On the outflows side of the matrix, the “demand” maturity bucket mainly contains the retail customers sight accounts whose behavior shows a high level of stability. According to internal methodology they are estimated to mature on average in more than three years.

In the Euro Liquidity Management Unit (LMU), solid liquidity and funding situation, where activity has continued to generate liquidity, as the evolution of deposits has shown a positive trend decreasing the credit gap. In addition, over the first half of 2017 the Euro LMU made issues in the public market for €3.5 billion, which has allowed it to obtain funding at favorable price conditions.

In Mexico, sound liquidity position, the dependence on wholesale financing remains low and closely associated with the securities portfolios. In the second quarter of 2017, BBVA Bancomer made two local issuances at 3 and 5 years for € 338 million.

In the United States, the containment of the cost of liabilities has led to an increase in the credit gap. At the end of June, 2017 BBVA Compass successfully issued 5 year senior debt for USD 750 million after two years out of the markets.

In Turkey, comfortable liquidity situation with modest widening in total credit gap due to the acceleration of the Turkish Lira lending activity in sector. During the first half of 2017, Garanti realized $1,250 million foreign currency and €150 million equivalent Turkish lira long term issuances. In addition to that, the syndication loans have been almost fully rolled over in the second quarter.

The liquidity position of the rest of subsidiaries has continued to be sound, maintaining a solid liquidity position in all the jurisdictions in which the Group operates. Access to capital markets of these subsidiaries has also been maintained with recurring issuances in the local market.

In this context, BBVA has maintained its objective of strengthening the funding structure of the different Group entities based on growing their self-funding from stable customer funds, while guaranteeing a sufficient buffer of fully available liquid assets, diversifying the various sources of funding available, and optimizing the generation of collateral available for dealing with stress situations in the markets.

7.5.2	Asset encumbrance

As of June 30, 2017 and December 31, 2016, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

	Millions of Euros
	Encumbered assets		Non-Encumbered assets
June 2017	Book value of Encumbered assets	Market value of Encumbered assets	Book value of non- encumbered assets	Market value of non- encumbered assets
Equity instruments	1,912	1,912	8,463	8,463
Debt Securities	32,553	34,386	91,137	91,137
Loans and Advances and other assets	85,886	-	482,478	-

	Millions of Euros
	Encumbered assets		Non-Encumbered assets
December 2016	Book value of Encumbered assets	Market value of Encumbered assets	Book value of non- encumbered assets	Market value of non- encumbered assets
Equity instruments	2,214	2,214	9,022	9,022
Debt Securities	40,114	39,972	90,679	90,679
Loans and Advances and other assets	94,718	-	495,109	-

The committed value of “Loans and Advances and other assets” corresponds mainly to loans linked to the issue of covered bonds, territorial bonds or long-term securitized bonds (see Note 22.3) as well as those used as a guarantee to access certain funding transactions with central banks. Debt securities and equity instruments respond to underlying that are delivered in repos with different types of counterparties, mainly clearing houses or credit institutions, and to a lesser extent central banks. Collateral provided to guarantee derivative operations is also included as committed assets.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

As of June 30, 2017 and December 31, 2016, collateral pledge mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

	Millions of Euros
June 2017 Collateral received	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	20,391	5,738	39
Equity instruments	121	54	-
Debt securities	20,107	5,666	12
Loans and Advances and other assets	163	18	26
Own debt securities issued other than own covered bonds or ABSs	4	90	-

	Millions of Euros
December 2016 Collateral received	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	19,921	10,039	173
Equity instruments	58	59	-
Debt securities	19,863	8,230	28
Loans and Advances and other assets	-	1,750	144
Own debt securities issued other than own covered bonds or ABSs	5	-	-

The guarantees received in the form of reverse repos or security lending transactions are committed by their use in repos, as is the case with debt securities.

As of June 30, 2017 and December 31, 2016, financial liabilities issued related to encumbered assets in financial transactions as well as their book value were as follows:

	Millions of Euros
June 2017 Sources of encumbrance	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	122,328	138,139
Derivatives	11,162	11,147
Loans and Advances	88,473	99,202
Outstanding subordinated debt	22,693	27,791
Other sources	-	1,441

	Millions of Euros
December 2016 Sources of encumbrance	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	134,387	153,632
Derivatives	9,304	9,794
Loans and Advances	96,137	108,268
Outstanding subordinated debt	28,946	35,569
Other sources	-	2,594

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

7.6	Operational Risk

Operational risk is defined as one that could potentially cause losses due to human errors, inadequate or faulty internal processes, system failures or external events. This definition includes legal risk but excludes strategic and/or business risk and reputational risk.

Operational risk is inherent to all banking activities, products, systems and processes. Its origins are diverse (processes, internal and external fraud, technology, human resources, commercial practices, disasters, suppliers). Operational risk management is a part of the BBVA Group global risk management structure.

Operational risk management framework

Operational risk management in the Group is based on the value-adding drivers generated by the advanced measurement approach (AMA), as follows:

●	Active management of operational risk and its integration into day-to-day decision-making means:

–	Knowledge of the real losses associated with this type of risk.

–	Identification, prioritization and management of real and potential risks.

–	The existence of indicators that enable the Bank to analyze operational risk over time, define warning signals and verify the effectiveness of the controls associated with each risk.

●

The above helps create a proactive model for making decisions about control and business, and for prioritizing the efforts to mitigate relevant risks in order to reduce the Group’s exposure to extreme events.

●	Improved control environment and strengthened corporate culture.

●	Generation of a positive reputational impact.

●	Model based on three lines of defense, aligned with international best practices.

Operational Risk Management Principles

Operational risk management in BBVA Group should:

●	Be aligned with the risk appetite framework statement set out by the Board of BBVA.

●

Anticipate the potential operational risks to which the Group would be exposed as a result of new or modified products, activities, processes, systems or outsourcing decisions, and establish procedures to enable their evaluation and reasonable mitigation prior to their implementation.

●

Establish methodologies and procedures to enable a regular reassessment of the relevant operational risks to which the Group is exposed in order to adopt appropriate mitigation measures in each case, once the identified risk and the cost of mitigation (cost/benefit analysis) have been considered, while preserving the Group’s solvency at all times.

●

Identify the causes of the operational losses sustained by the Group and establish measures to reduce them. Procedures must therefore be in place to enable the capture and analysis of the operational events that cause those losses.

●

Analyze the events that have caused operational risk losses in other institutions in the financial sector and promote, where appropriate, the implementation of the measures needed to prevent them from occurring in the Group.

●

Identify, analyze and quantify events with a low probability of occurrence and high impact in order to evaluate their mitigation. Due to their exceptional nature, it is possible that such events may not be included in the loss database or, if they are, they have impacts that are not representative.

●	Have an effective system of governance in place, where the functions and responsibilities of the areas and bodies involved in operational risk management are clearly defined.

These principles reflect BBVA Group’s vision of operational risk, on the basis that the resulting events have an ultimate cause that should always be identified, and that the impact of the events is reduced significantly by controlling that cause.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Irrespective of the adoption of all the possible measures and controls for preventing or reducing both the frequency and severity of operational risk events, BBVA ensures at all times that sufficient capital is available to cover any expected or unexpected losses that may occur.

7.7	Risk concentration

Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, BBVA Group maintains maximum permitted risk concentration indices updated at individual and portfolio sector levels tied to the various observable variables within the field of credit risk management.

The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

●	The aim is, as much as possible, to reconcile the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

●

Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the shareholder’s entity that assumes them), the markets, the macroeconomic situation, etc.

Risk concentrations by geography

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix XI.

Sovereign risk concentration

Sovereign risk management

The risk associated with the transactions involving sovereign risk is identified, measured, controlled and tracked by a centralized unit integrated in the BBVA Group’s Risk Area. Its basic functions involve the preparation of reports in the countries where sovereign risk exists (called “financial programs”), tracking such risks, assigning ratings to these countries and, in general, supporting the Group in terms of reporting requirements for any transactions involving sovereign risk. The risk policies established in the financial programs are approved by the relevant risk committees.

The country risk unit tracks the evolution of the risks associated with the various countries to which the Group are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations such as the International Monetary Fund (IMF) and the World Bank, rating agencies and export credit organizations.

For additional information on sovereign risk in Europe see Appendix XI.

Valuation and impairment methods

The valuation methods used to assess the instruments that are subject to sovereign risks are the same ones used for other instruments included in the relevant portfolios and are detailed in Note 8.

Specifically, the fair value of sovereign debt securities of European countries has been considered equivalent to their listed price in active markets (Level 1 as defined in Note 8).

Risk related to the developer and Real-Estate sector in Spain

One of the main Group activities of the Group in Spain is focused on developer and mortgage loans. The policies and strategies established by the Group to deal with risks related to the developer and real-estate sector are explained below:

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA has teams specializing in the management of the Real-Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in the Risk-Acceptance teams, but throughout the handling, commercial, problem risks and legal, etc. It also includes the research department of the BBVA Group (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio. Specialization has been increased and the management teams in the areas of recovery and the Real Estate Unit itself have been reinforced.

The policies established to address the risks related to the developer and real-estate sector, aim to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio.

Specific policies for analysis and admission of new developer risk transactions

In the analysis of new operations, the assessment of the commercial operation in terms of the economic and financial viability of the project has been one of the constant points that have helped ensure the success and transformation of construction land operations for customers’ developments.

With regard the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Recoveries and the Real Estate Unit. This guarantees coordination and exchange of information in all the processes.

The following strategies have been implemented with customers in the developer sector: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth; non active participation in the second-home market; commitment to public housing financing; and participation in land operations with a high level of urban development security, giving priority to land open to urban development.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. The tools used include the so-called “watch-list”, which is updated monthly with the progress of each client under watch, and the different strategic plans for management of special groups. There are plans that involve an intensification of the review of the portfolio for financing land, while, in the case of ongoing promotions, they are classified based on the rate of progress of the projects.

These actions have enabled BBVA to identify possible impairment situations, by always keeping an eye on BBVA’s position with each customer (whether or not as first creditor). In this regard, key aspects include management of the risk policy to be followed with each customer, contract review, deadline extension, improved collateral, rate review (repricing) and asset purchase.

Proper management of the relationship with each customer requires knowledge of various aspects such as the identification of the source of payment difficulties, an analysis of the company’s future viability, the updating of the information on the debtor and the guarantors (their current situation and business course, economic-financial information, debt analysis and generation of funds), and the updating of the appraisal of the assets offered as collateral.

BBVA has a classification of debtors in accordance with legislation in force in each country, usually categorizing each one’s level of difficulty for each risk.

Based on the information above, a decision is made whether to use the refinancing tool, whose objective is to adjust the structure of the maturity of the debt to the generation of funds and the customer’s payment capacity.

As for the policies relating to risk refinancing with the developer and real-estate sector, they are the same as the general policies used for all of the Group’s risks (see Note 7.3.6). In the developer and real estate sector, they are based on clear solvency and viability criteria for projects, with demanding terms for additional guarantees and legal compliance, given a refinancing tool that standardizes criteria and variables when considering any refinancing operation.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

In the case of refinancing, the tools used for enhancing the Bank’s position are: the search for new intervening parties with proven solvency and initial payment to reduce the principal debt or outstanding interest; the improvement of the debt bond in order to facilitate the procedure in the event of default; the provision of new or additional collateral; and making refinancing viable with new conditions (period, rate and repayments), adapted to a credible and sufficiently verified business plan.

Policies applied in the management of real estate assets in Spain

The policy applied for managing these assets depends on the type of real-estate asset, as detailed below.

●

In the case of completed homes, the final aim is the sale of these homes to private individuals, thus reducing the risk and beginning a new business cycle. Here, the strategy has been to help subrogation (the default rate in this channel of business is notably lower than in any other channel of residential mortgages) and to support customers’ sales directly, using BBVA’s own channel (BBVA Services and our branches), creating incentives for sale and including sale orders for BBVA. In exceptional case we have even accepted partial haircuts, with the aim of making the sale easier.

●

In the case of ongoing home construction, the strategy has been to help and promote the completion of the construction in order to transfer the investment to completed homes. The whole developer Works in Progress portfolio has been reviewed and classified into different stages with the aim of using different tools to support the strategy. This includes the use of developer accounts-payable financing as a form of payment control, the use of project monitoring supported by the Real Estate Unit itself, and the management of direct suppliers for the works as a complement to the developer’s own management.

●

With respect to land, the fact that the risk of rustic land is not significant simplifies the management. Urban management and liquidity control to tackle urban planning costs are also subject to special monitoring.

For quantitative information about the risk related to the developer and Real-Estate sector in Spain see Appendix XI.

8.	Fair value

8.1	Fair value of financial instrument

The fair value of financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is therefore a market-based measurement and not specific to each entity.

All financial instruments, both assets and liabilities are initially recognized at fair value, which at that point is equivalent to the transaction price, unless there is evidence to the contrary in the market. Subsequently, depending on the type of financial instrument, it may continue to be recognized at amortized cost or fair value through adjustments in the consolidated income statement or equity.

When possible, the fair value is determined as the market price of a financial instrument. However, for many of the financial assets and liabilities of the Group, especially in the case of derivatives, there is no market price available, so its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates of the fair value derived from the use of such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.

As part of the process established in the Group for determining the fair value in order to ensure that trading portfolio assets are properly valued, BBVA has established, at a geographic level, a structure of New Product Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. Local responsible for valuation, are independent from the business (see Note 7) are members of these Committees.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

These areas are required to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure the fair value these financial assets and liabilities, in accordance with the rules established by the Global Valuation Area and using models that have been validated and approved by the Risk Analytics Department that reports to Global Risk Management.

Additionally, for financial assets and liabilities that show significant uncertainty in inputs or model parameters used for valuation, criteria is established to measure said uncertainty and activity limits are set based on these. Finally, these measurements are compared, as much as possible, against other sources such as the measurements obtained by the business teams or those obtained by other market participants.

The process for determining the fair value requires the classification of the financial assets and liabilities according to the measurement processes used as set forth below:

●

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and trading in referred to active markets - according to the Group policies. This level includes, listed equity instruments, some debt securities, some derivatives and mutual funds.

●	Level 2: Measurement that applies techniques using inputs drawn from observable market data.

●

Level 3: Measurement using techniques where some of the material inputs are not derived from market observable data. As of June 30, 2017, the affected instruments accounted for approximately 0.12% of financial assets and 0.02% of the Group’s financial liabilities registered at fair value. Model selection and validation is undertaken by control areas outside the market units.

Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying consolidated balance sheets and their respective fair values.

	Millions of Euros
Fair Value and Carrying Amount		June 2017		December 2016
	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS-
Cash, cash balances at central banks and other demand deposits	9	34,720	34,720	40,039	40,039
Financial assets held for trading	10	68,885	68,885	74,950	74,950
Financial assets designated at fair value through profit or loss	11	2,230	2,230	2,062	2,062
Available-for-sale financial assets	12	74,666	74,666	79,221	79,221
Loans and receivables	13	458,494	461,547	465,977	468,844
Held-to-maturity investments	14	14,531	14,628	17,696	17,619
Derivatives – Hedge accounting	15	2,223	2,223	2,833	2,833
LIABILITIES-				-	-
Financial liabilities held for trading	10	49,532	49,532	54,675	54,675
Financial liabilities designated at fair value through profit or loss	11	2,437	2,437	2,338	2,338
Financial liabilities at amortized cost	22	566,021	576,790	589,210	594,190
Derivatives – Hedge accounting	15	2,780	2,780	2,347	2,347

Not all financial assets and liabilities are recorded at fair value, so below we provide the information on financial instruments recorded at fair value and subsequently the information of those recorded at cost (including their fair value), although this value is not used when accounting for these instruments.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

8.1.1 Fair value of financial instrument recognized at fair value, according valuation criteria

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

		Millions of Euros
Fair Value of financial Instruments by	Notes	June 2017			December 2016
Levels		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	31,825	36,944	116	32,544	42,221	184
Loans and advances		-	65	-	-	154	-
Debt securities		26,288	819	6	26,720	418	28
Equity instruments		4,109	38	53	4,570	9	96
Derivatives		1,427	36,021	57	1,254	41,640	60
Financial assets designated at fair value through profit or loss	11	2,230	-	-	2,062	-	-
Loans and advances		3	-	-	-	-	-
Debt securities		203	-	-	142	-	-
Equity instruments		2,023	-	-	1,920	-	-
Available-for-sale financial assets	12	61,932	11,475	638	62,125	15,894	637
Debt securities		58,737	11,344	434	58,372	15,779	429
Equity instruments		3,195	131	204	3,753	115	208
Hedging derivatives	15	29	2,189	5	41	2,792	-
LIABILITIES-
Financial liabilities held for trading	10	12,080	37,405	47	12,502	42,120	53
Derivatives		1,080	37,405	43	952	42,120	47
Short positions		11,000	-	5	11,550	-	6
Financial liabilities designated at fair value through profit or loss	11	-	2,435	2	-	2,338	-
Derivatives – Hedge accounting	15	-	2,731	49	94	2,189	64

The heading “Available-for-sale financial assets” in the accompanying consolidated balance sheets as of June 30, 2017 and December 31, 2016, additionally includes €621 and €565 million for equity instruments, respectively, for financial assets accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost”.

Financial instruments carried at fair value corresponding to the companies that belong to Banco Provincial Group in Venezuela whose balance is denominated in “bolivares fuertes” are classified under Level 3 in the above tables (see Note 2.2.20).

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of June 30, 2017:

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
Fair Value of financial Instruments by Levels June 2017	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs
ASSETS-
Financial assets held for trading	36,944	116
Loans and advances	65	-	Present-value method (Discounted future cash flows)	- Issuer’s credit risk - Current market interest rates
Debt securities	819	6	Present-value method (Discounted future cash flows)	- Issuer’s credit risk - Current market interest rates	- Prepayment rates - Issuer, credit risk - Recovery rates
Equity instruments	38	53	Comparable pricing (Observable price in a similar market) Present-value method	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Derivatives	36,021	57
Interest rate

Interest rate products (Interest rate swaps, Call money Swaps y FRA): Discounted cash flows

Caps/Floors: Black, Hull-White y SABR

Bond options: Black

Swaptions: Black, Hull-White y LGM

Other Interest rate options: Black, Hull-White y LGM

Constant Maturity Swaps: SABR

				- Exchange rates	- Beta - Correlation between tenors - Interes rates volatility
Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Moment adjustment	- Market quoted future prices - Market interest rates - Underlying assests prices. shares, funds, commodities	- Volatility of volatility - Assets correlation
				- Market observable volatilities
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local Volatility, moments ajustment	- Issuer credit spread levels - Quoted dividends - Market listed correlations	- Volatility of volatility - Assets correlation
Credit			Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities			Commodities: Moment adjustment and Discounted cash flows
Available-for-sale financial assets	11,475	638
Debt securities	11,344	434	Present-value method (Discounted future cash flows)	- Issuer’s credit risk - Current market interest rates	- Prepayment rates - Issuer credit risk - Recovery rates
Equity instruments	131	204	Comparable pricing (Observable price in a similar market) Present-value method	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Hedging derivatives	2,189	5
Interest rate

Interest rate products (Interest rate swaps, Call money Swaps y FRA): Discounted cash flows

Caps/Floors: Black, Hull-Whitey SABR

Bond options: Black

Swaptions: Black, Hull-White y LGM

Other Interest rate options: Black, Hull-White y LGM

Constant Maturity Swaps: SABR

				- Exchange rates - Market quoted future prices
Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Moment adjustment	- Market interest rates - Underlying assests prices: shares, funds, commodities - Market observable volatilities
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local Volatility, moments ajustment	- Issuer credit spread levels - Quoted dividends - Market listed correlations
Credit			Credit Derivatives: Default model and Gaussian copula
Commodities			Commodities: Moment adjustment and Discounted cash flows

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Millions of Euros
Fair Value of financial Instruments by Levels June 2017	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs
LIABILITIES-
Financial liabilities held for trading	37,405	47
Derivatives	37,405	43
Interest rate

Interest rate products (Interest rate swaps, Call money Swaps y FRA): Discounted cash flows

Caps/Floors: Black, Hull-White y SABR

Bond options: Black

Swaptions: Black, Hull-White y LGM

Other Interest rate options: Black, Hull-White y LGM

Constant Maturity Swaps: SABR

				- Exchange rates - Market quoted future prices	- Beta - Correlation between tenors - Interes rates volatility
- Market interest rates
Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Moment adjustment	- Underlying assests prices: shares, funds, commodities	- Volatility of volatility - Assets correlation
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local Volatility, moments ajustment	- Market observable volatilities - Issuer credit spread levels - Quoted dividends - Market listed correlations	- Volatility of volatility - Assets correlation
Credit			Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities			Commodities: Moment adjustment and Discounted cash flows
Short positions	-	5	Present-value method (Discounted future cash flows)		- Correlation default - Credit spread - Recovery rates - Interest rate yield
Financial liabilities designated at fair value through profit or loss	2,435	2	Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer’s credit risk - Current market interest rates
Derivatives – Hedge accounting	2,731	49
Interest rate

Interest rate products (Interest rate swaps, Call money Swaps y FRA): Discounted cash flows

Caps/Floors: Black, Hull-White y SABR

Bond options: Black

Swaptions: Black, Hull-White y LGM

Other Interest rate options: Black, Hull-White y LGM

Constant Maturity Swaps: SABR

				- Exchange rates	- Beta - Correlation between tenors - Interes rates volatility
Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Moment adjustment	- Market quoted future prices - Market interest rates - Underlying assests prices: shares, funds, commodities	- Volatility of volatility - Assets correlation
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local Volatility, moments ajustment	- Market observable volatilities - Issuer credit spread levels - Quoted dividends	- Volatility of volatility - Assets correlation
- Market listed correlations
Credit			Credit Derivatives: Default model and Gaussian copula		- Correlatio default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities			Commodities: Moment adjustment and Discounted cash flows

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Quantitative information of unobservable inputs used to calculate Level 3 valuations is presented below:

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Max	Average	Units

	Net Present Value	Credit Spread	50.10	313.20	161.30	b.p.
Debt Securities		Recovery Rate	0.01%	63.24%	38.98%	%
	Comparable pricing		0.29%	93.40%	38.53%	%
	Net Asset Value
Equity instruments			Too wide Range to be relevant
	Comparable pricing
Credit Option	Gaussian Copula	Correlation Default	22.53%	69.44%	47.89%	%
Corporate Bond Option	Black 76	Price Volatility	0.00	0.00	0.00	vegas
Equity OTC Option	Heston	Forward Volatility Skew	63.60	63.60	63.60	Vegas
		Beta	0.25	18.00	9.00	%
Interest Rate Option	Libor Market Model	Correlation Rate/Credit	(100)	100		%
		Credit Default Volatility	0	0	0	Vegas

The main techniques used for the assessment of the main financial instruments classified in Level 3, and its main unobservable inputs, are described below:

●

The net present value (net present value method): This technique uses the future cash flows of each debt security, which are established in the different contracts, and discounted to their present value. This technique often includes many observable inputs, but may also include unobservable inputs, as described below:

–      Credit Spread: This input represents the difference in yield of a debt security and the reference rate, reflecting the additional return that a market participant would require to take the credit risk of that debt security. Therefore, the credit spread of the debt security is part of the discount rate used to calculate the present value of the future cash flows.

–      Recovery rate: This input represents the percentage of principal and interest recovered from a debt instrument that has defaulted.

●

Comparable prices (similar asset prices): This input represents the prices of comparable financial instruments and benchmarks used to calculate a reference yield based on relative movements from the entry price or current market levels. Further adjustments to account for differences that may exist between financial instrument being valued and the comparable financial instrument may be added. It can also be assumed that the price of the financial instrument is equivalent to the other.

●	Net asset value: This input represents the total value of the financial assets and liabilities of a fund and is published by the fund manager thereof.

●

Gaussian copula: This model is used to integrate default probabilities of credit instruments referenced to more than one underlying CDS. The joint density function used to value the instrument is constructed by using a Gaussian copula that relates the marginal densities by a normal distribution, usually extracted from the correlation matrix of events approaching default by CDS issuers.

●

Black 76: variant of Black Scholes model, whose main application is the valuation of bond options, cap floors and swaptions where the behavior of the Forward and not the Spot itself, is directly modeled.

●

Heston: This model, typically applied to equity OTC options, assumes stochastic behavior of volatility. According to which, the volatility follows a process that reverts to a long-term level and is correlated with the underlying equity instrument. As opposed to local volatility models, in which the volatility evolves deterministically, the Heston model is more flexible, allowing it to be similar to that observed in the short term today.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

●

Libor market model: This model assumes that the dynamics of the interest rate curve can be modeled based on the set of forward contracts that compose the interest rate underlying. The correlation matrix is parameterized on the assumption that the correlation between any two forward contracts decreases at a constant rate, beta, to the extent of the difference in their respective due dates. The input “Credit default volatility” is a volatility input of the credit factor dynamic. The multifactorial frame of this model makes it ideal for the valuation of instruments sensitive to the slope or curve, including interest rate option.

Adjustments to the valuation for risk of default

The credit valuation adjustments (“CVA”) and debit valuation adjustments (“DVA”) are a part of derivative instrument valuations, both financial assets and liabilities, to reflect the impact in the fair value of the credit risk of the counterparty and its own, respectively.

These adjustments are calculated by estimating Exposure At Default, Probability of Default and Loss Given Default, for all derivative products on any instrument at the legal entity level (all counterparties under a same ISDA / CMOF) in which BBVA has exposure.

As a general rule, the calculation of CVA is done through simulations of market and credit variables to calculate the expected positive exposure, given the Exposure at Default and multiplying the result by the Loss Given Default of the counterparty. Consequently, the DVA is calculated as the result of the expected negative exposure given the Exposure at Default and multiplying the result by the Loss Given Default of the counterparty. Both calculations are performed throughout the entire period of potential exposure.

The information needed to calculate the exposure at default and the loss given default come from the credit markets (Credit Default Swaps or iTraxx Indexes), where rating is available. For those cases where the rating is not available, BBVA implements a mapping process based on the sector, rating and geography to assign probabilities of both probability of default and loss given default, calibrated directly to market or with an adjustment market factor for the probability of default and the historical expected loss.

The amounts recognized in the Consolidated balance sheet as of June 30, 2017 related to the valuation adjustments to the credit assessment of the derivative asset as “Credit Valuation Adjustments” (“CVA”) and the derivative liabilities were €201 million and €179 million respectively. The impact recorded under “Gains or (-) losses on financial assets and liabilities held for trading, net” in the consolidated income statement during the first semester of 2017 and 2016 corresponding to the mentioned adjustments was a net impact of -€60 million and €17 million respectively.

Financial assets and liabilities classified as Level 3

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Financial Assets Level 3	June 2017		December 2016
Changes in the Period	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	822	116	463	182
Group incorporations	-	-	-	-
Changes in fair value recognized in profit and loss (*)	(73)	46	33	(86)
Changes in fair value not recognized in profit and loss	(12)	-	(81)	(3)
Acquisitions, disposals and liquidations (**)	13	(60)	438	(25)
Exchange differences and others	8	(4)	(31)	49
Balance at the end	758	99	822	116

(*)

Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held as of June 30, 2017 and December 31, 2016. Valuation adjustments are recorded under the heading “Gains (losses) on financial assets and liabilities (net)”.

(**)

Of which, in June 2017, the assets roll forward is comprised of €225 million of acquisitions, €160 millions of disposals and €53 millions of liquidations. The liabilities roll forward is comprised of €5 million of acquisitions and €50 million of disposals y 14 millions of liquidations.

For the six months ended June 30, 2017, the profit/loss on sales of financial instruments classified as Level 3 recognized in the accompanying consolidated income statement was not material.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Transfers between levels

The Global Valuation Area, in collaboration with the Technology and Methodology Area, has established the rules for a proper financials assets held for trading classification according to the fair value hierarchy defined by international accounting standards.

On a monthly basis, any new assets added to the portfolio are classified, according to this criterion, by the accounting subsidiary. Then, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

The financial instruments transferred between the different levels of measurement in the first semester of 2017 are at the following amounts in the accompanying consolidated balance sheets as of June 30, 2017:

		Millions of Euros
Transfer Between Levels	From:	Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		46	1	1	-	-	24
Available-for-sale financial assets		26	8	104	-	-	-
Total		72	9	105	-	-	24
LIABILITIES
Financial liabilities held for trading		4	-	-	-	-	-
Total		4	-	-	-	-	-

The amount of financial instruments that were transferred between levels of valuation during the first semester of 2017 is not material relative to the total portfolios, basically corresponding to the above revisions of the classification between levels because these financial instruments had modified some of its features. Specifically:

●

Transfers between Levels 1 and 2 represents mainly debt securities, which are either no longer listed on an active market (transfer from Level 1 to 2) or are just starting to be listed (transfer from Level 2 to 1).

●	Transfers from Level 1 to Level 3 affect equity instruments, using variables not obtained from observable date in the market.

●

Transfers between Levels 3 and 2 are carried out in equity instruments that change from applying commonly accepted valuation techniques using market observable data to using others that do not apply observable data.

Sensitivity Analysis

Sensitivity analysis is performed on financial instruments with significant unobservable inputs (financial instruments included in level 3), in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out on a monthly basis, based on the criteria defined by the Global Valuation Area taking into account the nature of the methods used for the assessment and the reliability and availability of inputs and proxies used. In order to establish, with a sufficient degree of certainty, the valuating risk that is incurred in such assets without applying diversification criteria between them.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

As of June 30, 2017, the effect on profit for the period and total equity of changing the main unobservable inputs used for the measurement of Level 3 financial instruments for other reasonably possible unobservable inputs, taking the highest (most favorable input) or lowest (least favorable input) value of the range deemed probable, would be as follows:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypothesis	Least Favorable Hypothesis	Most Favorable Hypothesis	Least Favorable Hypothesis
ASSETS
Financial assets held for trading	15	(17)	-	-
Debt securities	8	(5)	-	-
Equity instruments	3	(8)	-	-
Derivatives	4	(4)	-	-
Available-for-sale financial assets	-	-	10	(21)
Debt securities	-	-	4	(4)
Equity instruments	-	-	6	(17)
LIABILITIES	-	-	-	-
Financial liabilities held for trading	-	-	-	-
Total	15	(17)	10	(21)

8.1.2     Fair value of financial instruments carried at cost

The valuation technique used to calculate the fair value of financial assets and liabilities carried at cost are presented below:

●	The fair value of “Cash and cash balances at central banks and other demand deposits” approximates their book value, as it is mainly short-term balances.

●

The fair value of the “Loans and receivables”, “Held-to-maturity investments” and “financial liabilities at amortized cost” was estimated using the method of discounted expected future cash flows using market interest rates at the end of each year. Additionally, factors such as prepayment rates and correlations of default are taken into account.

The following table presents the fair value of key financial instruments carried at amortized cost in the accompanying consolidated balance sheets as of June 30, 2017 and December 31, 2016, broken down according to the method of valuation used for the estimation:

		Millions of Euros
Fair Value of financial Instruments at	Notes	June 2017			December 2016
amortized cost by Levels		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	9	34,288	-	431	39,373	-	666
Loans and receivables	13	-	10,068	451,479	-	10,991	457,853
Held-to-maturity investments	14	14,603	10	15	17,567	11	41
LIABILITIES		-	-	-
Financial liabilities at amortized cost	22	-	-	576,790	-	-	594,190

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The main valuation techniques and inputs used to estimate the fair value of financial instruments accounted for at cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those as of June 30, 2017:

Fair Value of financial Instruments by Levels December 2016	Level 2	Level 3	Valuation technique(s)	Observable inputs
ASSETS
Loans and receivables	10,068	451,479
Central Banks	-	11,142		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to credit institutions	-	27,464	Present- value method (Discounted future cash flows)	- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to customers	-	411,606		- Credit spread - Prepayment rates ‘ - Interest rate yield
Debt securities	10,068	1,267		- Credit spread - Interest rate yield

Held-to-maturity investments	10	15
Debt securities	10	15	Present-value method (Discounted future cash flows)	- Credit spread - Interest rate yield
LIABILITIES
Financial liabilities at amortized cost	-	576,790
Central Banks	-	36,532
Loans and advances to credit institutions	-	52,388
Loans and advances to customers	-	403,590	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Debt securities	-	61,973
Other financial liabilities	-	22,306

Financial instruments at cost

As of June 30, 2017 and December 31, 2016 there were equity instruments and certain discretionary profit-sharing arrangements in some entities which were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably determined, as they were not traded in organized markets and reliable unobservable inputs are not available. On the above dates, the balances of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €621 million and €565 million, respectively.

The table below outlines the financial instruments carried at cost that were sold in the six months period ended June 30, 2017 and during the year 2016:

	Millions of Euros
Sales of Financial Instruments at Cost	June 2017	December 2016
Amount of Sale (A)	17	201
Carrying Amount at Sale Date (B)	13	58
Gains/Losses (A-B)	4	142

8.2     Assets measured at fair value on a non-recurring basis

As indicated in Note 2.2.4, non-current assets held for sale are measured at the lower of their fair value less costs to sell and its carrying amount. As of June 30, 2017 nearly the entire book value of the non-current assets held for sale from foreclosures or recoveries approximate their fair value (see Note 20 and 21). The global valuation of the portfolio of assets has been carried out using a statistical methodology based on real estate and local macroeconomic variables.

Real estate properties have been appraised individually considering a hypothetical stand-alone sale and not as part of a real estate portfolio type of sale.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The portfolio of Non-current assets and disposal groups classified as held for sale by type of asset and inventories as of June 30, 2017 and December 31, 2016 is provided below by hierarchy of fair value measurements:

		Millions of Euros
Fair Value at Non-current assets and disposal groups classified as held for sale and inventories by levels	Notes	June 2017			December 2016
		Level 2	Level 3	Total	Level 2	Level 3	Total
Non-current assets and disposal groups classified as held for sale	21
Housing		1,864	296	2,160	2,059	301	2,360
Offices, warehouses and other		303	120	422	326	105	431
Land		-	161	161	-	150	150
TOTAL		2,166	576	2,743	2,385	556	2,941
Inventories	20
Housing		811	-	811	915	-	915
Offices, warehouses and other		585	-	585	620	-	620
Land		-	1,553	1,553	-	1,591	1,591
TOTAL		1,396	1,553	2,948	1,535	1,591	3,126

Since the amount of non-current assets and disposal groups classified as held for sale classified in Level 3 (€2.129 million) is not significant compared to the total consolidated assets and that the inputs used in the valuation (DRM or DFC), are diverse based on the type and geographic location (being the typical ones used in the valuation of real estate assets of this type), they have not been disclosed.

9.	Cash and cash balances at centrals and banks and other demands deposits and Financial liabilities measured at amortized cost

The breakdown of the balance under the headings “Cash and cash balances at central banks and other demands deposits” and “Financial liabilities at amortized cost – Deposits from central banks” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Cash, cash balances at central banks and other demand deposits	June 2017	December 2016
Cash on hand	5,999	7,413
Cash balances at central banks	24,716	28,671
Other demand deposits	4,005	3,955
Total	34,720	40,039

		Millions of Euros
Financial liabilities measured at amortised cost Deposits from Central Banks	Notes	June 2017	December 2016
Deposits from Central Banks		31,678	30,022
Repurchase agreements	35	4,843	4,649
Accrued interest until expiration		4	69
Total	22	36,525	34,740

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

10.	Financial assets and liabilities held for trading

10.1	Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	June 2017	December 2016
ASSETS-
Derivatives	37,505	42,955
Debt securities	27,114	27,166
Loans and advances	65	154
Equity instruments	4,201	4,675
Total Assets	68,885	74,950
LIABILITIES-
Derivatives	38,528	43,118
Short positions	11,004	11,556
Total Liabilities	49,532	54,675

10.2	Debt securities

The breakdown by type of issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets Held-for-Trading Debt securities by issuer	June 2017	December 2016
Issued by Central Banks	841	544
Spanish government bonds	4,345	4,840
Foreign government bonds	18,952	18,781
Issued by Spanish financial institutions	223	218
Issued by foreign financial institutions	1,352	1,434
Other debt securities	1,401	1,349
Total	27,114	27,166

10.3	Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets Held-for-Trading Equity instruments by Issuer	June 2017	December 2016
Shares of Spanish companies
Credit institutions	353	781
Other sectors	1,178	956
Subtotal	1,531	1,737
Shares of foreign companies
Credit institutions	137	220
Other sectors	2,533	2,718
Subtotal	2,670	2,938
Total	4,201	4,675

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

10.4	Derivatives

The derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market products amongst the Group’s customers. As of June 30, 2017 and December 31, 2016, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties which are mainly foreign credit institutions, and related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown of the net positions by transaction type of the fair value and notional amounts of derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

		Millions of Euros
Derivatives by type of risk / by product or by type of market - June 2017	Assets	Liabilities	Notional amount - Total
Interest rate	23,158	22,990	1,916,724
OTC options	2,723	2,860	216,370
OTC other	20,435	20,130	1,671,866
Organized market options	-	-	2,001
Organized market other	-	-	26,487
Equity	2,067	2,779	101,648
OTC options	630	1,634	44,203
OTC other	71	88	6,319
Organized market options	1,366	1,057	47,471
Organized market other	-	-	3,655
Foreign exchange and gold	11,869	12,303	422,088
OTC options	232	319	26,422
OTC other	11,609	11,954	390,876
Organized market options	1	1	36
Organized market other	28	30	4,754
Credit	390	424	25,550
Credit default swap	384	413	23,801
Credit spread option	-	-	-
Total return swap	6	11	1,750
Other	-	-	-
Commodities	8	8	80
Other	13	24	1,021
DERIVATIVES	37,505	38,528	2,467,111
of which: OTC - credit institutions	22,589	25,152	915,536
of which: OTC - other financial corporations	8,303	8,767	1,303,678
of which: OTC - other	5,216	3,521	163,491

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

		Millions of Euros
Derivatives by type of risk / by product or by type of market - December 2016	Assets	Liabilities	Notional amount - Total
Interest rate	25,770	25,322	1,556,150
OTC options	3,331	3,428	217,958
OTC other	22,339	21,792	1,296,183
Organized market options	1	-	1,311
Organized market other	100	102	40,698
Equity	2,032	2,252	90,655
OTC options	718	1,224	44,837
OTC other	109	91	5,312
Organized market options	1,205	937	36,795
Organized market other	-	-	3,712
Foreign exchange and gold	14,872	15,179	425,506
OTC options	417	539	27,583
OTC other	14,436	14,624	392,240
Organized market options	3	-	175
Organized market other	16	16	5,508
Credit	261	338	19,399
Credit default swap	246	230	15,788
Credit spread option	-	-	150
Total return swap	2	108	1,895
Other	14	-	1,565
Commodities	6	6	169
Other	13	22	1,065
DERIVATIVES	42,955	43,118	2,092,945
of which: OTC - credit institutions	26,438	28,005	806,096
of which: OTC - other financial corporations	8,786	9,362	1,023,174
of which: OTC - other	6,404	4,694	175,473

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

11.	Financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial assets and liabilities designated at fair value through profit or loss	June 2017	December 2016
ASSETS-
Equity instruments	2,023	1,920
Unit-linked products	1,807	1,749
Other securities	216	171
Debt securities	203	142
Unit-linked products	203	128
Other securities	-	14
Loans and advances to credit institutions	3	-
Total Assets	2,230	2,062
LIABILITIES -
Customer deposits	2	-
Other financial liabilities	2,434	2,338
Unit-linked products	2,434	2,338
Total Liabilities	2,437	2,338

As of June 30, 2017 and December 31, 2016, the most significant balances within financial assets and liabilities designated at fair value through profit or loss related to assets and liabilities linked to insurance products where the policyholder bears the risk (“Unit-Link”). This type of product is sold only in Spain, through BBVA Seguros SA, insurance and reinsurance and in Mexico through Seguros Bancomer S.A. de CV.

Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated to these insurance products, there is no credit risk component borne by the Group in relation to these liabilities.

12.	Available-for-sale financial assets

12.1	Available-for-sale financial assets - Balance details

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Available-for-Sale Financial Assets	June 2017	December 2016
Debt securities	70,614	74,739
Impairment losses	(99)	(159)
Subtotal	70,514	74,580
Equity instruments	4,319	4,814
Impairment losses	(168)	(174)
Subtotal	4,151	4,641
Total	74,666	79,221

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

12.2	Debt securities

The breakdown of the balance under the heading “Debt securities” of the accompanying financial statements, broken down by the nature of the financial instruments, is as follows:

		Millions of Euros
Available-for-sale financial assets Debt Securities June 2017	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	21,689	739	(15)	22,414
Other debt securities	2,121	119	(1)	2,239
Issued by Central Banks	-	-	-	-
Issued by credit institutions	951	77	-	1,028
Issued by other issuers	1,170	42	(1)	1,211
Subtotal	23,810	858	(15)	24,653
Foreign Debt Securities
Mexico	11,341	153	(161)	11,332
Mexican Government and other government agency debt securities	9,826	145	(139)	9,832
Other debt securities	1,515	8	(23)	1,500
Issued by Central Banks	-	-	-	-
Issued by credit institutions	115	1	(1)	116
Issued by other issuers	1,400	6	(22)	1,384
The United States	12,763	46	(186)	12,623
Government securities	8,489	15	(84)	8,420
US Treasury and other US Government agencies	2,553	8	(14)	2,547
States and political subdivisions	5,936	7	(71)	5,873
Other debt securities	4,273	31	(101)	4,203
Issued by Central Banks	-	-	-	-
Issued by credit institutions	66	1	-	67
Issued by other issuers	4,207	30	(101)	4,136
Turkey	4,982	109	(71)	5,020
Turkey Government and other government agency debt securities	4,869	107	(70)	4,906
Other debt securities	113	2	(1)	114
Issued by Central Banks	-	-	-	-
Issued by credit institutions	85	1	(1)	85
Issued by other issuers	28	1	-	29
Other countries	16,449	613	(176)	16,886
Other foreign governments and other government agency debt securities	8,059	370	(107)	8,322
Other debt securities	8,390	243	(69)	8,564
Issued by Central Banks	2,157	3	(1)	2,159
Issued by credit institutions	3,005	140	(44)	3,101
Issued by other issuers	3,228	100	(23)	3,304
Subtotal	45,535	920	(594)	45,861
Total	69,345	1,779	(609)	70,514

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
Available-for-sale financial assets Debt Securities December 2016	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	22,427	711	(18)	23,119
Other debt securities	2,305	117	(1)	2,421
Issued by Central Banks	-	-	-	-
Issued by credit institutions	986	82	-	1,067
Issued by other issuers	1,319	36	(1)	1,354
Subtotal	24,731	828	(19)	25,540
Foreign Debt Securities
Mexico	11,525	19	(343)	11,200
Mexican Government and other general governments agencies debt securities	9,728	11	(301)	9,438
Other debt securities	1,797	8	(42)	1,763
Issued by Central Banks	-	-	-	-
Issued by credit institutions	86	2	(1)	87
Issued by other issuers	1,710	6	(41)	1,675
The United States	14,256	48	(261)	14,043
Government securities	8,460	9	(131)	8,337
US Treasury and other US Government agencies	1,702	1	(19)	1,683
States and political subdivisions	6,758	8	(112)	6,654
Other debt securities	5,797	39	(130)	5,706
Issued by Central Banks	-	-	-	-
Issued by credit institutions	95	2	-	97
Issued by other issuers	5,702	37	(130)	5,609
Turkey	5,550	73	(180)	5,443
Turkey Government and other general governments agencies debt securities	5,055	70	(164)	4,961
Other debt securities	495	2	(16)	482
Issued by Central Banks	-	-	-	-
Issued by credit institutions	448	2	(15)	436
Issued by other issuers	47	-	(1)	46
Other countries	17,923	634	(203)	18,354
Other foreign governments and other general governments agencies debt securities	7,882	373	(98)	8,156
Other debt securities	10,041	261	(105)	10,197
Issued by Central Banks	1,657	4	(2)	1,659
Issued by credit institutions	3,269	96	(54)	3,311
Issued by other issuers	5,115	161	(49)	5,227
Subtotal	49,253	773	(987)	49,040
Total	73,985	1,601	(1,006)	74,580

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The credit ratings of the issuers of debt securities in the available-for-sale portfolio as of June 30, 2017 and December 31, 2016, are as follows:

	June 2017		December 2016
Available for Sale financial assets Debt Securities by Rating	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	1,002	1.4%	4,922	6.6%
AA+	11,195	15.9%	11,172	15.0%
AA	545	0.8%	594	0.8%
AA-	542	0.8%	575	0.8%
A+	692	1.0%	1,230	1.6%
A	489	0.7%	7,442	10.0%
A-	1,027	1.5%	1,719	2.3%
BBB+	41,118	58.3%	29,569	39.6%
BBB	3,836	5.4%	3,233	4.3%
BBB-	6,159	8.7%	6,809	9.1%
BB+ or below	1,668	2.4%	2,055	2.8%
Without rating	2,242	3.2%	5,261	7.1%
Total	70,514	100.0%	74,580	100.0%

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

12.3	Equity instruments

The breakdown of the balance under the heading “Equity instruments” of the accompanying financial statements as of June 30, 2017 and December 31, 2016, is as follows:

		Millions of Euros
Available-for-sale financial assets Equity Instruments June 2017	Amortized Cost	Unrealized Gains	Unrealized Losses	Book Value
Equity instruments listed
Listed Spanish company shares	3,667	33	(880)	2,820
Credit institutions	-	-	-	-
Other entities	3,667	33	(880)	2,820
Listed foreign company shares	428	110	(10)	528
United States	24	24	-	48
Mexico	10	40	-	50
Turkey	5	1	-	6
Other countries	389	45	(9)	425
Subtotal	4,095	143	(890)	3,348
Unlisted equity instruments
Unlisted Spanish company shares	44	1	(1)	44
Credit institutions	4	-	-	4
Other entities	39	1	(1)	39
Unlisted foreign companies shares	698	71	(9)	759
United States	537	26	(7)	555
Mexico	1	-	-	1
Turkey	17	7	(2)	22
Other countries	143	38	-	181
Subtotal	742	72	(10)	803
Total	4,837	215	(900)	4,151

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
Available-for-sale financial assets Equity Instruments December 2016	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,690	17	(944)	2,763
Credit institutions	-	-	-	-
Other entities	3,690	17	(944)	2,763
Listed foreign company shares	793	289	(15)	1,066
United States	16	22	-	38
Mexico	8	33	-	41
Turkey	5	1	-	6
Other countries	763	234	(15)	981
Subtotal	4,483	306	(960)	3,829
Unlisted equity instruments
Unlisted Spanish company shares	57	2	(1)	59
Credit institutions	4	-	-	4
Other entities	53	2	(1)	55
Unlisted foreign companies shares	708	46	(2)	752
United States	537	13	-	550
Mexico	1	-	-	1
Turkey	18	7	(2)	24
Other countries	152	26	-	178
Subtotal	766	48	(3)	811
Total	5,248	355	(962)	4,641

12.4	Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss- Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Accumulated other comprehensive income-Items that may be reclassified to profit or loss- Available-for-Sale Financial Assets	June 2017	June 2016
Balance at the beginning	947	1,674
Valuation gains and losses	666	418
Income tax	(15)	(5)
Amounts transferred to income	(614)	(401)
Other reclassifications	-	-
Balance at the end	984	1,686
Of which:
Debt securities	1,726	2,229
Equity instruments	(742)	(543)

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Debt securities

During the first semester 2017, the debt securities recoveries recognized in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss- Available- for-sale financial assets” in the accompanying consolidated income statement amounted to €11 million. In the first semester of 2016 the impairment recognized was €125 million (see Note 47).

For the rest of debt securities, the 89.1% of the unrealized losses recognized under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss– Available-for-sale financial assets” and originating in debt securities were generated over more than twelve months. However, no impairment was recognized, as following an analysis of these unrealized losses we concluded that they were temporary due to the following reasons: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to meet its payment obligations, nor that future payments of both principal and interest will not be sufficient to recover the cost of the debt securities.

Equity instruments

As mentioned in Note 2.2.1, as a general policy, the Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when, in a consistent manner, significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months.

However, when assessing the objective evidence of impairment, the Group takes into account the price volatility of each instrument individually, to determine whether it is a recoverable amount if sold to the market. There may be other thresholds for certain specific securities or sectors.

As of June 30, 2017, the Group’s most significant investment in equity instruments classified as available for sale was the participation in Telefónica, S.A. (Telefónica), which accounted for approximately 70% of the portfolio of listed equity instruments classified as available for sale financial assets.

The Group periodically monitors the valuation of its participation in Telefónica, taking into account the volatility of the share price and the estimated amount recoverable through its sale in the market.

BBVA considers that the use of volatility is an appropriate reference for categorizing investments with similar risk profiles when determining if there is a prolonged decline in value. The comparison of the volatility of Telefónica’s shares with other market benchmarks shows a clearly lower level of volatility in these shares in the periods observed until June 2017.

As a consequence, beginning 2012, the time threshold that the Group monitors when assessing the possible existence of impairment in the case of Telefónica’s participation when there is a prolonged decline in share price is calculated by using its volatility analysis, being greater than 18 months.

As of June 30, 2017, Telefónica shares had been below the average share acquisition cost for a period of 19.4 months, within the range contemplated in the specific policy for these securities. As of that date, the unrealized loss for Telefónica amounted to €880 million and is recorded in equity under “Accumulated other comprehensive income - Items that may be reclassified to profit and loss – Available for sale financial assets”.

In the first six months of 2017, the unrealized losses recognized under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss– Available-for-sale financial assets” resulting from equity instruments are not significant in the accompanying consolidated financial statements.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

13.	Loans and receivables

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Receivables	Notes	June 2017	December 2016
Debt securities	13.3	11,328	11,209
Loans and advances to central banks	13.1	11,142	8,894
Loans and advances to credit institutions	13.1	26,937	31,373
Loans and advances to customers	13.2	409,087	414,500
Total		458,494	465,977

13.1	Loans and advances to central banks and credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

		Millions of Euros
Loans and Advances to Central Banks and Credit Institutions	Notes	June 2017	December 2016
Loans and advances to central banks		11,124	8,872
Loans and advances to credit institutions		26,913	31,364
Deposits with agreed maturity		4,251	5,063
Other accounts		12,040	10,739
Reverse repurchase agreements	35	10,622	15,561
Total gross	7.3.1	38,037	40,235
Valuation adjustments		41	32
Impairment losses	7.3.4	(29)	(43)
Accrued interests and fees		70	75
Derivatives – Hedge accounting and others		-	-
Total net		38,079	40,267

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

13.2	Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

		Millions of Euros
Loans and Advances to Customers	Notes	June 2017	December 2016
Mortgage secured loans		138,048	142,269
Operating assets mortgage loans		9,375	9,376
Home mortgages		118,803	122,758
Rest of mortgages		9,869	10,135
Other loans secured with security interest		60,180	59,898
Cash guarantees		1,224	1,253
Secured loan (pledged securities)		443	709
Rest of secured loans (*)		58,514	57,936
Unsecured loans		133,966	134,275
Credit lines		13,034	12,268
Commercial credit		14,512	14,877
Receivable on demand and other		9,315	8,858
Credit cards		15,017	15,238
Finance leases		8,824	9,144
Reverse repurchase agreements	35	6,640	7,279
Financial paper		1,005	1,020
Impaired assets	7.3.4	21,730	22,915
Total gross	7.3.1	422,271	428,041
Valuation adjustments		(13,184)	(13,541)
Impairment losses	7.3.4	(15,318)	(15,974)
Derivatives – Hedge accounting and others		1,113	1,222
Rest of valuation adjustments		1,021	1,211
Total net		409,087	414,500

(*)	Includes loans with cash collateral, other financial assets with partial real estate and cash collateral.

As of June 30, 2017, 34% of “Loans and advances to customers” with maturity greater than one year have fixed-interest rates and 66% have variable interest rates.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that, as mentioned in Appendix IX and pursuant to the Mortgage Market Act, are linked to long-term mortgage-covered bonds. This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

	Millions of Euros
Securitized Loans	June 2017	December 2016
Securitized mortgage assets	28,212	29,512
Other securitized assets	4,579	3,731
Commercial and industrial loans	292	762
Finance leases	81	100
Loans to individuals	3,253	2,269
Other	953	601
Total	32,791	33,243
Of which:
Liabilities associated to assets retained on the balance sheet (*)	5,967	6,525

(*)	These liabilities are recognized under “Financial liabilities at amortized cost - Debt securities” in the accompanying consolidated balance sheets (Note 22.3).

13.3	Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the issuer of the debt security, is as follows:

		Millions of Euros
Debt securities	Notes	June 2017	December 2016
Government		4,949	4,709
Credit institutions		50	37
Other sectors		6,348	6,481
Total gross	7.3.1	11,348	11,226
Impairment losses		(20)	(17)
Total net		11,328	11,209

In 2016, some debt securities were reclassified from “Available-for-sale financial assets” to “Loans and receivables-Debt securities”. The following table shows the fair value and carrying amounts of these reclassified financial assets:

			Millions of Euros
	As of Reclassification date		As of June 30, 2017		As of December 31, 2016
Debt Securities reclassified to “Loans and receivables” from “Available-for-sale financial assets”	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
BBVA S.A.	862	862	819	843	844	863
Total	862	862	819	843	844	863

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

As of June 30, 2017 and December 31, 2016, the amount recognized in the income statement from the valuation at amortized cost of the reclassified financial assets, as well as the impact recognized on the income statement and under the heading “Total Equity - Accumulated other comprehensive income”, if the reclassification was not performed.

			Millions of Euros
		As of June 30, 2017		As of December 31, 2016
	Recognized in	Effect of not Reclassifying in		Recognized in	Effect of not Reclassifying in
Effect on Income Statement and Other Comprehensive Income	Income Statement	Income Statement	Equity “Valuation Adjustments”	Income Statement	Income Statement	Equity “Valuation Adjustments”
BBVA S.A.	13	13	5	22	22	(5)
Total	13	13	5	22	22	(5)

14.	Held-to-maturity investments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the according to the issuer of the financial instrument, is as follows:

	Millions of Euros
Held-to-maturity investments Debt Securities	June 2017	December 2016
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	6,075	8,063
Other debt securities	326	562
Issued by Central Banks	-	-
Issued by credit institutions	281	494
Issued by other issuers	45	68
Subtotal	6,401	8,625
Foreign Debt Securities
Mexico	-	-
The United States	-	-
Turkey	5,644	6,184
Turkey Government and other general governments agencies debt securities	4,802	5,263
Other debt securities	842	921
Issued by Central Banks	-	-
Issued by credit institutions	800	876
Issued by other issuers	42	45
Other countries	2,486	2,887
Other foreign governments and other general governments agencies debt securities	2,384	2,719
Other debt securities	102	168
Issued by Central Banks	-	-
Issued by credit institutions	81	146
Issued by other issuers	21	22
Subtotal	8,130	9,071
Total	14,531	17,696

As of June 30, 2017 and December 31, 2016, the credit ratings of the issuers of debt securities classified as held-to-maturity investments were as follows:

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	June 2017		December 2017
Held to maturity investments Debt Securities by Rating	Book value (Millions of Euros)%		Book value (Millions of Euros)%
AAA	-	-	-	-
AA+	-	-	-	-
AA	42	0.3%	43	0.2%
AA-	1	-	134	0.8%
A+	55	0.4%	-	-
A	-	-	-	-
A-	-	-	-	-
BBB+	8,252	56.8%	10,472	59.2%
BBB	294	2.0%	591	3.3%
BBB-	3,075	21.2%	5,187	29.3%
BB+ or below	1,751	12.1%	-	-
Without rating	1,061	7.3%	1,270	7.2%
Total	14,531	100.0%	17,696	100%

In 2016, some debt securities were reclassified from “Available-for-sale financial assets” to “Held-to-maturity investments”. The following table shows the fair value and carrying amounts of these reclassified financial assets:

			Millions of Euros
	As of Reclassification date		As of June 30, 2017		As of December 31, 2016
Debt Securities reclassified to “Held to Maturity Investments”	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
BBVA S.A.	11,162	11,162	6,958	6,979	9,589	9,635
TURKIYE GARANTI BANKASI A.S	6,488	6,488	5,712	5,822	6,230	6,083
Total	17,650	17,650	12,670	12,801	15,819	15,718

The fair value carrying amount of these financials asset on the date of the reclassification becomes its new amortized cost. The previous gain on that asset that has been recognized in “Accumulated other comprehensive income – Items that may be reclassified to profit or loss - Available for sale financial assets” is amortized to profit or loss over the remaining life of the held-to-maturity investment using the effective interest method. Any difference between the new amortized cost and maturity amount is also amortized over the remaining life of the financial asset using the effective interest method, similar to the amortization of a premium and a discount. This reclassification was triggered by a change in the Group’s strategy regarding the management of these securities.

The following table shows as of June 30, 2017 and December 31, 2016, the amount recognized in the income statement from the valuation at amortized cost of the reclassified financial assets, as well as the impact recognized on the income statement and under the heading “Total Equity - Accumulated other comprehensive income”, if the reclassification was not performed.

			Millions of Euros
		A s o f June 30, 2017			As of December 31, 2016
	Recognized in	Effect of not Reclassifying		Recognized in	Effect of not Reclassifying
Effect on Income Statement and Other Comprehensive Income	Income Statement	Income Statement	Equity “Accumulated other comprehensive income”	Income Statement	Income Statement	Equity “Accumulated other comprehensive income”
BBVA S.A.	87	87	(28)	230	230	(86)
TURKIYE GARANTI BANKASI A.S	237	237	71	326	326	(225)
Total	323	323	43	557	557	(311)

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

15.	Hedging derivatives and fair value changes of the hedged items in portfolio hedge of interest rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk	June 2017	December 2016
ASSETS-
Hedging Derivatives	2,223	2,833

Fair value changes of the hedged items in portfolio hedges of interest rate risk	14	17

LIABILITIES-
Hedging Derivatives	2,780	2,347

Fair value changes of the hedged items in portfolio hedges of interest rate risk	11	-

As of June 30, 2017 and December 30, 2016, the main positions hedged by the Group and the derivatives designated to hedge those positions were:

●	Fair value hedging:

–

Available-for-sale fixed-interest debt securities and loans and receivables: The interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps) and forward sales.

–	Long-term fixed-interest debt securities issued by the Bank: the interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps).

–	Fixed-interest loans: The equity price risk of these instruments is hedged using interest rate derivatives (fixed-variable swaps).

–

Fixed-interest and/or embedded derivative deposit portfolio hedges: it covers the interest rate risk through fixed-variable swaps. The valuation of the loan deposits corresponding to the interest rate risk is in the heading “Fair value changes of the hedged items in portfolio hedges of interest rate risk”.

–

Fixed-interest and/or embedded derivative issuances hedges: The interest rate risk is hedged with fixed-variable swaps. The valuation of the issuances corresponding to interest rate risk is recorded under the heading “Fair value changes of the hedged items in portfolio hedges of interest rate risk”.

●

Cash-flow hedges: Most of the hedged items are floating interest-rate loans and asset hedges linked to the inflation of the available for sale portfolio. This risk is hedged using foreign-exchange, interest-rate swaps, inflation and FRA’s (“Forward Rate Agreement”).

●

Net foreign-currency investment hedges: These hedged risks are foreign-currency investments in the Group’s foreign subsidiaries. This risk is hedged mainly with foreign-exchange options and forward currency sales and purchases.

Note 7 analyze the Group’s main risks that are hedged using these derivatives.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Hedging Derivatives Breakdown by type of risk and type of hedge- June 2017	Assets	Liabilities
Interest rate	1,186	867
OTC options	114	116
OTC other	1,072	751
Organized market options	-	-
Organized market other	-	-
Equity	-	36
OTC options	-	36
OTC other	-	-
Organized market options	-	-
Organized market other	-	-
Foreign exchange and gold	606	397
OTC options	-	-
OTC other	606	397
Organized market options	-	-
Organized market other	-	-
Credit	-	-
Commodity	-	-
Other	-	-
FAIR VALUE HEDGES	1,792	1,300
Interest rate	131	384
OTC options	-	-
OTC other	126	384
Organized market options	-	-
Organized market other	5	-
Equity	-	-
Foreign exchange and gold	187	615
OTC options	65	112
OTC other	122	503
Organized market options	-	-
Organized market other	-	-
Credit	-	-
Commodity	-	-
Other	-	-
CASH FLOW HEDGES	318	999
HEDGE OF NET INVESTMENTS IN A FOREIGN
OPERATION	57	194
PORTFOLIO FAIR VALUE HEDGES OF INTEREST
RATE RISK	53	287
PORTFOLIO CASH FLOW HEDGES OF INTEREST
RATE RISK	4	-
DERIVATIVES-HEDGE ACCOUNTING	2,223	2,780
of which: OTC - credit institutions	1,703	2,394
of which: OTC - other financial corporations	513	207
of which: OTC - other	3	179

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
Hedging Derivatives Breakdown by type of risk and type of hedge December 2016	Assets	Liabilities
Interest rate	1,154	974
OTC options	125	118
OTC other	1,029	856
Organized market options	-	-
Organized market other	-	-
Equity	-	50
OTC options	-	50
OTC other	-	-
Organized market options	-	-
Organized market other	-	-
Foreign exchange and gold	817	553
OTC options	-	-
OTC other	817	553
Organized market options	-	-
Organized market other	-	-
Credit	-	-
Commodities	-	-
Other	-	-
FAIR VALUE HEDGES	1,970	1,577
Interest rate	194	358
OTC options	-	-
OTC other	186	358
Organized market options	-	-
Organized market other	8	-
Equity	-	-
Foreign exchange and gold	248	118
OTC options	89	70
OTC other	160	48
Organized market options	-	-
Organized market other	-	-
Credit	-	-
Commodities	-	-
Other	-	-
CASH FLOW HEDGES	442	476
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	362	79
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	55	214
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	4	-
DERIVATIVES-HEDGE ACCOUNTING	2,833	2,347
of which: OTC - credit institutions	2,381	2,103
of which: OTC - other financial corporations	435	165
of which: OTC - other	9	79

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of June 30, 2017 are:

	Millions of Euros
Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	390	786	2,140	2,885	6,201
Payable cash outflows	194	753	2,319	3,284	6,550

The above cash flows will have an impact on the Group’s consolidated income statements until 2057.

During the six months ended June 30, 2017 and 2016, there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity (see note 41).

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test during the years ended June 30, 2017 and for the year ended 2016 were not material.

16.	Investments in subsidiaries, joint ventures and associates

16.1     Associates and joint venture entities

The breakdown of the balance of “Investments in joint ventures and associates” (see Note 2.1) in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Associates Entities and joint ventures. Breakdown by entities	June 2017	December 2016
Joint ventures
Fideic F 403853 5 Bbva Bancom Ser.Zibata	30	33
Fideicomiso 1729 Invex Enajenacion de Cartera	60	57
PSA Finance Argentina Compañia Financier	15	21
Altura Markets, S.V., S.A.	62	19
RCI colombia	19	17
Other joint ventures	81	82
Subtotal	267	229
Associates Entities
Metrovacesa Suelo y Promoción, SA	203	208
Testa Residencial SOCIMI SAU	434	91
Metrovacesa Promoción y Arrendamientos SA	64	67
Atom Bank PLC	52	43
Servired	8	11
Other associates	114	116
Subtotal	875	536
Total	1,142	765

Details of the joint ventures and associates as of June 30, 2017 are shown in Appendix II.

The following is a summary of the changes in the in the six months ended June 30, 2017 and as of December 31, 2016 under this heading in the accompanying consolidated balance sheets:

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

		Millions of Euros
Associates Entities and joint ventures. Changes in the Year	Notes	June 2017	December 2016
Balance at the beginning		765	879
Acquisitions and capital increases		405	456
Disposals and capital reductions		(7)	(91)
Transfers and changes of consolidation method		-	(351)
Share of profit and loss	39	(7)	25
Exchange differences		(1)	(34)
Dividends, valuation adjustments and others		(12)	(118)
Balance at the end		1,142	765

The variation in the six months ended June 30, 2017 is mainly explained by the increase of BBVA Propiedad, S.A. stake in Testa Residencial through its contribution to the capital increase carried out by the latter entity by contributing assets from the Bank’s real estate assets.

Appendix III provides notifications on acquisitions and disposals of holdings in subsidiaries, joint ventures and associates, in compliance with Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

16.2    Other information about associates and joint ventures

If these entities had been consolidated rather than accounted for using the equity method, the change in each of the lines of balance sheet and the consolidated income statement would not be significant.

As of June 30, 2017 and December 31, 2016 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 53.2).

As of June 30, 2017 and December 31, 2016 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 53.2).

16.3    Impairment

As described in IAS 36, when there is indicator of impairment, the book value of the associates and joint venture entities should be compared with their recoverable amount, being the latter calculated as the higher between the value in use and the fair value minus the cost of sale. As of June 30, 2017 and 2016, there was no significant impairments recognized.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

17.	Tangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Tangible Assets. Breakdown by Type of Asset Cost Value, Depreciation and impairments	June 2017	December 2016
Property plant and equipment

For own use
Land and Buildings	6,073	6,176
Work in Progress	211	240
Furniture, Fixtures and Vehicles	7,041	7,059
Accumulated depreciation	(5,674)	(5,577)
Impairment	(377)	(379)
Subtotal	7,274	7,519
Leased out under an operating lease
Assets leased out under an operating lease	458	958
Accumulated depreciation	(83)	(216)
Impairment	-	(10)
Subtotal	374	732
Subtotal	7,648	8,250
Investment property
Building rental	938	1,119
Other	43	44
Accumulated depreciation	(58)	(63)
Impairment	(359)	(409)
Subtotal	563	691
Total	8,211	8,941

The amortization amounts included under this heading for the six months ended June 30, 2017 and 2016 are detailed in Note 45.

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of Branches
Branches by Geographical Location	June 2017	December 2016
Spain	3,115	3,303
Mexico	1,834	1,836
South America	1,664	1,667
The United States	650	676
Turkey	1,119	1,131
Rest of Eurasia	39	47
Total	8,421	8,660

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of June 30, 2017 and 2016:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	June 2017	December 2016
BBVA and Spanish subsidiaries	3,085	3,692
Foreign subsidiaries	5,126	5,249
Total	8,211	8,941

18.	Intangible assets

18.1     Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGUs), is as follows:

	Millions of Euros
Breakdown by CGU and Changes during the first semester of 2017	Balance at the Beginning	Additions	Exchange Differences	Impairment	Other	Balance at the End
The United States	5,503	-	(420)	-	-	5,083
Turkey	624	-	(48)	-	-	576
Mexico	523	14	30	-	-	567
Colombia	191	-	(17)	-	-	174
Chile	68	-	(5)	-	-	63
Other	28	-	-	(4)	-	24
Total	6,937	14	(460)	(4)	-	6,487

	Millions of Euros
Breakdown by CGU and Changes of the year 2016	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	5,328	-	175	-	-	5,503
Turkey	727	-	(101)	-	(1)	624
Mexico	602	-	(79)	-	-	523
Colombia	176	-	14	-	-	191
Chile	62	-	6	-	-	68
Other	20	8	-	-	-	28
Total	6,915	8	15	-	(1)	6,937

During the first semester of 2017 and the year 2016, there were no significant business combinations

Impairment Test

As described in Note 2.2.8, the cash-generating units (CGUs) to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and whenever there is any indication of impairment.

As of June 30, 2017 and 2016, no indicators of significant impairment have been identified in any of the main CGUs.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

18.2    Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Other intangible assets	June 2017	December 2016
Computer software acquisition expenses	1,720	1,877
Other intangible assets with a infinite useful life	12	12
Other intangible assets with a definite useful life	828	960
Total	2,560	2,849

The amortization amounts included under this heading for the six months ended June 30, 2017 and 2016 are detailed in Note 45.

19.	Tax assets and liabilities

19.1    Consolidated tax group

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s non-Spanish other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

19.2    Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of June 30, 2017 are 2014 and subsequent years for the main taxes applicable.

The remainders of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In the year 2017 as a consequence of the tax authorities examination reviews, inspections were initiated until the year 2013 inclusive, all of them signed in acceptance during the year 2017. In this way, these inspections did not constitute any material amount for the understanding of the consolidated annual accounts and their impact was provisioned.

In view of the varying interpretations that can be made of some applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be reasonably estimated at the present time. However, the Group considers that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying interim consolidated financial statements.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

19.3     Reconciliation

The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the accompanying consolidated income statements is as follows:

	Millions of Euros
	June 2017		June 2016
Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period	Amount	Effective Tax %	Amount	Effective Tax %
Profit or (-) loss before tax	4,033		3,391
From continuing operations	4,033		3,391
From discontinued operations	-		-
Taxation at Spanish corporation tax rate 30%	1,210		1,017
Lower effective tax rate from foreign entities (*)	(231)		(135)
Mexico	(52)	26.47%	(57)	25.65%
Chile	(15)	20.97%	(11)	15.00%
Colombia	12	38.84%	6	33.28%
Peru	(8)	26.96%	(9)	26.16%
Turkey	(96)	20.03%	(102)	19.86%
Others	(54)		38
Revenues with lower tax rate (dividends)	(23)		(43)
Equity accounted earnings	3		(1)
Other effects	161		82
Current income tax	1,120		920
Of which:	-		-
Continuing operations	1,120		920
Discontinued operations	-		-

(*)	Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

The effective income tax rate for the Group in the first semester ended June 30, 2017 and 2016 is as follows:

	Millions of Euros
Effective Tax Rate	June 2017	June 2016
Income from:
Consolidated Tax Group	359	(43)
Other Spanish Entities	10	53
Foreign Entities	3,664	3,381
Total	4,033	3,391
Income tax and other taxes	1,120	920
Effective Tax Rate	27.77%	27.13%
On the other hand, the changes in the nominal tax rate on corporate income tax, in comparison with those existing in the previous period, in the main countries in which the Group has a presence, have been in Chile (from 24% to 25.5%) and Peru (from 28% to 29.5%).

19.4     Income tax recognized in equity

In addition to the income tax expense recognized in the accompanying consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
Tax recognized in total equity	June 2017	December 2016
Charges to total equity
Debt securities	(322)	(533)
Equity instruments	(42)	(2)
Subtotal	(364)	(535)
Total	(364)	(535)

19.5    Deferred taxes

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes deferred tax assets. The balance under the “Tax liabilities” heading includes to the Group’s various deferred tax liabilities. The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax assets and liabilities	June 2017	December 2016
Tax assets
Current tax assets	1,666	1,853
Deferred tax assets	15,649	16,391
Pensions	522	1,190
Financial Instruments	1,220	1,371
Other assets (investments in subsidiaries)	886	662
Impairment losses	1,355	1,390
Other	1,042	1,236
Secured tax assets (*)	9,424	9,431
Tax losses	1,200	1,111
Total	17,314	18,245
Tax Liabilities	-	-
Current tax liabilities	1,003	1,276
Deferred tax liabilities	2,848	3,392
Financial Instruments	1,578	1,794
Charge for income tax and other taxes	1,270	1,598
Total	3,851	4,668

(*)	Laws guaranteeing the deferred tax assets have been approved in Spain and Portugal in 2013 and 2014.

The most significant variations in the first semester ended June 30, 2017 and in the year 2016 derived from the followings concepts:

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
	June 2017		December 2016
Guaranteed tax assets and liabilities	Deferred Assets	Deferred Liabilities	Deferred Assets	Deferred Liabilities
Balance at the beginning	16,391	3,392	15,878	3,418
Pensions	(668)	-	168	-
Financials Instruments	(151)	(216)	(103)	(113)
Other assets	224	-	108	-
Impairment losses	(35)	-	44	-
Others	(194)	-	255	-
Guaranteed Tax assets	(7)	-	(105)	-
Tax Losses	89	-	146	-
Charge for income tax and other taxes	-	(328)	-	87
Balance at the end	15,649	2,848	16,391	3,392

With respect to the changes in assets and liabilities due to deferred tax contained in the above table, the following should be pointed out:

- The evolution of the deferred tax assets and liabilities (without taking into consideration the guaranteed deferred tax asset and the tax losses) in net terms is a decrease of €280 million mainly motivated by the operation of the corporate income tax in which differences between accounting and taxation produce movements in the deferred taxes.

- The increase in tax losses is mainly due to the generation of negative tax bases and deductions during year 2017.

On the assets and liabilities due to deferred tax contained in the above table, those included in section 19.4 above have been recognized against the entity’s equity, and the rest against earnings for the year.

As of June 30, 2017, and December 31, 2016, the estimated amount of temporary differences associated with investments in subsidiaries, joint ventures and associates, which were not recognized deferred tax liabilities in the accompanying consolidated balance sheets taxes, amounted to 874 million euros.

Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish and Portuguese governments, broken down by the items that originated those assets is as follows:

	Millions of Euros
Secured tax assets	June 2017	December 2016
Pensions	1,894	1,901
Impairment losses	7,530	7,530
Total	9,424	9,431

As of June 30, 2017, non-guaranteed net deferred tax assets of the above table amounted to €3,376 million

(€3,568 as of December 31, 2016), which broken down by major geographies is as follows:

●

Spain: Net deferred tax assets recognized in Spain totaled €1,941 million as of June 30, 2017 (€2,007 as of December 31, 2016). €1,191 million of the figure recorded in the first semester ended June 30, 2017 for net deferred tax assets related to tax credits and tax loss carry forwards and €750 million relate to temporary differences.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

●

Mexico: Net deferred tax assets recognized in Mexico amounted to €713 million as of June 30, 2017 (€698 million as of December 31, 2016). 99.95% of deferred tax assets as of June 30, 2017 relate to temporary differences. The remainders are tax credits carry forwards.

●

South America: Net deferred tax assets recognized in South America amounted to €249 million as of June 30, 2017 (€362 million as of December 31, 2016). All the deferred tax assets relate to temporary differences.

●

The United States: Net deferred tax assets recognized in The United States amounted to €288 million as of June 30, 2017 (€345 million as of December 31, 2016). All the deferred tax assets relate to temporary differences.

●

Turkey: Net deferred tax assets recognized in Turkey amounted to €177 million as of June 30, 2017 (€135 million as of December 31, 2016). As of June 30, 2017, all the deferred tax assets correspond to €8 million of tax credits related to tax losses carry forwards and deductions and €169 million relate to temporary differences.

Based on the information available as of June 30, 2017, including historical levels of benefits and projected results available to the Group for the coming years, it is considered that sufficient taxable income will be generated for the recovery of above mentioned unsecured deferred tax assets when they become deductible according to the tax laws.

On the other hand, the Group has not recognized certain deductible temporary differences, negative tax bases and deductions for which, in general, there is no legal period for offsetting, amounting to approximately 2,274  million euros, which are mainly originated by the Group CX.

20.   Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other assets and liabilities Breakdown by nature	June 2017	December 2016
ASSETS
Inventories	3,125	3,298
Real estate	3,097	3,268
Others	29	29
Transactions in progress	261	241
Accruals	802	723
Prepaid expenses	603	518
Other prepayments and accrued income	199	204
Other items	2,989	3,012
Total Assets	7,177	7,274
LIABILITIES
Transactions in progress	167	127
Accruals	2,468	2,721
Accrued expenses	1,859	2,125
Other accrued expenses and deferred income	609	596
Other items	2,391	2,131
Total Liabilities	5,026	4,979

The heading “Inventories” includes the net book value of land and building purchases that the Group’s Real estate entities have available for sale or as part of their business. Balances under this heading include mainly real estate assets acquired by these entities from distressed customers (mostly in Spain), net of their corresponding losses. The roll-forward of our inventories from distressed customers is provided below:

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
Inventories from Distressed Customers	June 2017	December 2016
Balance at the beginning	8,511	9,445
Business combinations and disposals	-	-
Acquisitions	297	345
Disposals	(676)	(1,338)
Others	(1)	59
Balance at the end	8,131	8,511
Accumulated impairment losses	(5,183)	(5,385)
Carrying amount	2,948	3,126

The impairment included under the heading “Impairment or reversal of impairment on non-financial assets” of the accompanying consolidated financial statements were €53 million and €80 million for the first semester of 2017 and 2016 respectively (see Note 48).

21.	Non-current assets and disposal groups classified as held for sale

The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-current assets and disposal groups classified as held for sale Breakdown by items	June 2017	December 2016
Foreclosures and recoveries	3,975	4,225
Foreclosures	3,808	4,057
Recoveries from financial leases	167	168
Other assets from tangible assets	356	1,181
Property, plant and equipment	331	378
Operating leases (*)	25	803
Business sale - Assets	464	40
Accrued amortization (**)	(57)	(116)
Impairment losses	(1,393)	(1,727)
Total Non-current assets and disposal groups classified as held for sale	3,344	3,603

(*)	As of December 31, 2016, included mainly Real Estate Investments from BBVA Propiedad which were transferred to Testa Residencial in the first quarter of 2017 (see Note 16).

(**)	Net of accumulated amortization until reclassified as “non-current assets and disposal groups held for sale”.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

22.	Financial liabilities at amortized cost

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Financial liabilities measured at amortised cost	Notes	June 2017	December 2016
Deposits		483,627	499,706
Deposits from Central Banks	9	36,525	34,740
Deposits from Credit Institutions	22.1	52,477	63,501
Customer deposits	22.2	394,626	401,465
Debt securities issued	22.3	69,513	76,375
Other financial liabilities	22.4	12,880	13,129
Total		566,021	589,210

22.1	Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

		Millions of Euros
Deposits from credit institutions	Notes	June 2017	December 2016
Reciprocal accounts		124	165
Term deposits		28,745	30,286
Demand deposits		4,325	4,435
Repurchase agreements	35	19,171	28,421
Other deposits		20	35
Subtotal		52,385	63,342
Accrued interest until expiration		92	160
Total		52,477	63,501

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Deposits from credit institutions June 2017	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	801	4,300	224	5,325
South America	1,940	2,930	1	4,872
Mexico	63	266	2,537	2,866
Turkey	504	1,595	64	2,16
United States	318	3,219	424	3,961
Rest of Europe	762	12,203	15,536	28,501
Rest of the world	82	4,325	382	4,789
Total	4,470	28,839	19,171	52,477

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
Deposits from credit institutions December 2016	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	956	4,995	817	6,768
The United States	1,812	3,225	3	5,040
Mexico	306	426	2,931	3,663
Turkey	317	1,140	5	1,463
South America	275	3,294	465	4,035
Rest of Europe	896	13,751	23,691	38,338
Rest of the world	88	3,597	509	4,194
Total	4,651	30,429	28,420	63,501

22.2	Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Customer deposits	Notes	June 2017	December 2016
General Governments		22,951	21,359
Current accounts		122,354	123,401
Savings accounts		95,850	88,835
Time deposits		136,727	153,123
Repurchase agreements	35	14,314	13,491
Subordinated deposits		189	233
Other accounts		942	329
Valuation adjustments		1,299	694
Total		394,626	401,465
Of which:
In Euros		190,569	189,438
In foreign currency		204,057	212,027
Of which:
Deposits from other creditors without valuation adjustment		393,964	400,742
Accrued interests		662	723

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument is as follows:

	Millions of Euros
Customer Deposits June 2017	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	112,638	48,132	3,077	163,847
The United States	42,825	12,535	-	55,361
Mexico	39,680	11,708	6,784	58,171
Turkey	10,057	28,670	14	38,742
South America	25,746	21,038	264	47,048
Rest of Europe	6,751	17,451	4,177	28,379
Rest of the world	1,281	1,798	-	3,078
Total	238,978	141,332	14,314	394,626

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
Customer Deposits December 2016	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	102,730	56,391	1,901	161,022
The United States	26,997	23,023	263	50,282
Mexico	36,468	10,647	7,002	54,117
Turkey	47,340	14,971	-	62,311
South America	9,862	28,328	21	38,211
Rest of Europe	6,959	19,683	4,306	30,949
Rest of the world	1,190	3,382	-	4,572
Total	231,547	156,425	13,493	401,465

22.3	Debt securities issued (including bonds and debentures)

The breakdown of the balance under this heading, by currency, is as follows:

	Millions of Euros
Debt securities issued	June 2017	December 2016
In Euros	38,904	45,619
Promissory bills and notes	628	841
Non-convertible bonds and debentures	8,304	8,422
Mortgage Covered bonds (**)	17,518	23,869
Hybrid financial instruments	515	450
Securitization bonds issued by the Group	3,247	3,548
Accrued interest and others (*)	213	1,518
Subordinated liabilities	8,479	6,972
Convertible	4,500	4,000
Convertible perpetual securities	4,500	4,000
Non-convertible	3,907	2,852
Preferred Stock	113	359
Other subordinated liabilities	3,794	2,493
Accrued interest and others (*)	72	120
In Foreign Currencies	30,608	30,759
Promissory bills and notes	330	377
Non-convertible bonds and debentures	15,694	14,924
Mortgage Covered bonds	267	147
Hybrid financial instruments	2,241	2,030
Securitization bonds issued by the Group	2,720	2,977
Accrued interest and others (*)	326	288
Subordinated liabilities	9,031	10,016
Convertible	1,354	1,487
Convertible perpetual securities	1,354	1,487
Non-convertible	7,354	8,134
Preferred Stock	57	629
Other subordinated liabilities	7,298	7,505
Accrued interest and others (*)	322	394
Total	69,513	76,375

(*)	Hedging operations and issuance costs.

(**)	For more information about Mortgage Covered bonds see Appendix IX.

As of June 30, 2017, 73% of “Debt securities issued” have fixed-interest rates and 27% have variable interest rates. Most of the foreign currency issues are denominated in U.S. dollars.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

22.3.1	Promissory notes and bills

The promissory notes issued by BBVA Senior Finance, S.A.U. are guaranteed jointly, severally and irrevocably by the Bank.

22.3.2	Bonds and debentures issued

The senior debt issued by BBVA Senior Finance, S.A.U., are guaranteed jointly, severally and irrevocably by the Bank (included within “Non-convertible bonds and debentures” in the table above).

22.3.3	Subordinated liabilities

Of the above, the issuances of BBVA International Preferred, S.A.U., BBVA Subordinated Capital, S.A.U., BBVA Global Finance, Ltd., Caixa Terrassa Societat de Participacions Preferents, S.A.U. and CaixaSabadell Preferents, S.A.U., are jointly, severally and irrevocably guaranteed by the Bank. The balance variances are mainly due to the following transactions:

Convertible	perpetual securities

On May 24, 2017, BBVA carried out the fifth issuance of perpetual contingent convertible securities, convertible into newly issued ordinary shares of BBVA (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €500 million. This issuance is listed in the Irish Stock Exchange and was targeted only at qualified investors, and would not be offered to, and may not be subscribed for, in Spain or by Spanish residents. The qualification of this issuance as additional tier 1 capital has been requested (see Note 26).

The additional four issuances of perpetual contingent convertible securities, convertible into newly issued ordinary shares of BBVA (additional tier 1 instruments), were issued with exclusion of pre-emptive subscription rights of shareholders (in April 2013 for an amount of $1.5 billion, in February 2014 and February 2015 for an amount of €1.5 billion each one, and in April 2016 for an amount of €1 billion). These issuances were targeted only at qualified investors and foreign private banking clients, and would not be offered to, and may not be subscribed for, in Spain or by Spanish residents. The first two issuances are listed in the Singapore Exchange Securities Trading Limited and the last two issuances are listed in the Global Exchange Market of the Irish Stock Exchange. Furthermore, these four issuances qualify as additional tier 1 capital of the Bank and/or the Group in accordance with Regulation UE 575/2013 (see Note 26).

These perpetual securities will be converted into newly issued ordinary shares of BBVA if the CET 1 ratio of the Bank or the Group is less than 5.125%, in accordance with their respective terms and conditions.

These issues may be fully redeemed at BBVA’s option only in the cases contemplated in their respective terms and conditions, and in any case, in accordance with the provisions of the applicable legislation.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Preferred Securities by Issuer	June 2017	December 2016
BBVA International Preferred, S.A.U. (1)	35	855
Unnim Group (2)	112	109
Compass Group	20	22
BBVA Colombia, S.A.	1	1
Total	168	987

(1)	Listed on the London and New York stock exchanges.

(2)	Unnim Group: Issuances prior to the acquisition by BBVA.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

These issues were fully subscribed at the moment of the issue by investors outside the Group and are redeemable at the issuer company’s option after five years from the issue date, depending on the terms of each issue and with prior consent from the Bank of Spain.

Redemption of preferred securities

On March 20, 2017 BBVA International Preferred, S.A.U. carried out the early redemption in full of its Series B preferred securities for an outstanding amount of €164,350,000.

Likewise, on March 22, 2017 BBVA International Preferred, S.A.U. carried out the early redemption in full of its Series A preferred securities for an outstanding amount of €85,550,000.

Finally, on April 18, 2017 BBVA International Preferred, S.A.U. carried out the early redemption in full of its Series C preferred securities for an outstanding amount of USD 600,000,000, once the relevant authorizations had been obtained.

22.4	Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Other financial liabilities	Note	June 2017	December 2016
Creditors for other financial liabilities		3,975	3,465
Collection accounts		3,723	2,768
Creditors for other payment obligations		5,183	6,370
Dividend payable but pending payment	4	-	525
Total		12,880	13,129

23.	Liabilities under reinsurance and insurance contracts

The Group has insurance subsidiaries mainly in Spain and Latin America (mostly in Mexico). The main product offered by the insurance subsidiaries is life insurance to cover the risk of death (risk insurance) and life-savings insurance. Within life and accident insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.

There are two types of life-saving insurance products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and group insurance, which is taken out by employers to cover their commitments to their employees.

The insurance business is affected by different risks, including those that are related to the BBVA Group such as credit risk, market risk, liquidity risk and operational risk and the methodology for risk measurement applied in the insurance activity is similar (see Note 7), although it has a differentiated management due to the particular characteristics of the insurance business, such as the coverage of contracted obligations and the long term of the commitments. Additionally, the insurance business generates certain specific risks, of a probabilistic nature:

●	Technical risk: arises from deviations in the estimation of the casualty rate of insurances, either in terms of numbers, the amount of such claims and the timing of its occurrence.

●	Biometric risk: depending on the deviations in the expected mortality behavior or the survival of the insured persons.

The insurance industry is highly regulated in each country. In this regard, it should be noted that the insurance industry is undergoing a gradual regulatory transformation through new capital regulations risk-based, which have already been published in several countries.

The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under “Insurance and reinsurance contracts” in the accompanying consolidated balance sheets.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The breakdown of the balance under this heading is as follows:

	Millions of Euros
Technical Reserves by type of insurance product	June 2017	December 2017
Mathematical reserves	8,469	7,813

Individual life insurance (1)	5,808	4,791
Savings	4,756	3,943
Risk	1,052	848

Group insurance (2)	2,660	3,022
Savings	2,485	2,801
Risk	175	221
Provision for unpaid claims reported	674	691
Provisions for unexpired risks and other provisions	702	635
Total	9,846	9,139

(1)	Provides coverage in the event of death or disability.

(2)	The insurance policies purchased by employers (other than BBVA Group) on behalf of its employees.

The cash flows of those Liabilities under Reinsurance and reinsurance contracts are shown below:

		Millions of Euros
Maturity	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Liabilities under Insurance and
Reinsurance Contracts	1,620	1,370	1,489	5,366	9,846

The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modeling techniques approved by the respective country’s insurance regulator or supervisor. The most important insurance entities are located in Spain and Mexico (which together account for approximately 87% of the insurance revenues), where the modeling methods and techniques are reviewed by the insurance regulator in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are based on IFRS and primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To ensure this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with the customers.

The table below shows the key assumptions used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively as of June 30, 2017:

	Mortality table		Average technical interest type
Mathematical Reserves	Spain	Mexico	Spain	Mexico

Individual life insurance (1)	GKMF80 PASEM/ Own tables	Tables of the Comision Nacional De Seguros y Fianzas 2000-individual	1.49%	3.00%

Group insurance (2)	PERMF 2000/ Own tables	Tables of the Comision Nacional De Seguros y Fianzas 2000-group	4.72% (3)	4.00%

(1)	Provides coverage in the case of one or more of the following events: death and disability.

(2)	Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees.

(3)	Depending on the related portfolio.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The heading “Assets under reinsurance and insurance contracts” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of June 30, 2017 and December 31, 2016, the balance under this heading amounted to €432 million and €447 million, respectively.

24.	Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

		Millions of Euros
Provisions. Breakdown by concepts	Notes	June 2017	December 2016
Pensions and other post employment defined benefit obligations	25	5,648	6,025
Other long term employee benefits	25	64	69
Pending legal issues and tax litigation		718	418
Commitments and guarantees given		850	950
Other provisions		904	1,609
Total		8,184	9,071

Ongoing legal proceedings and litigation

Different entities of the BBVA Group are frequently party to legal actions in a number of jurisdictions (including, among others, Spain, Mexico and the United State) arising in the ordinary course of business. According to the procedural status of these proceedings and the criteria of the legal counsel, BBVA considers that, except for the proceeding mentioned below, none of such actions is material, individually or as a whole, and with no significant impact on the operating results, liquidity or financial situation at a consolidated or individual level of the Bank. The Group’s Management believes that the provisions made in respect of such legal proceedings are adequate.

Regarding the consequences of the invalidity of the clauses of limitation of interest rates in mortgage loans with consumers (the so-called “cláusulas suelo”) the legal situation is as follows:

●

The Spanish Supreme Court, in a judgment dated May 9, 2013, rendered on a collective claim against BBVA among others, and that is definitive, resolved unanimously that those clauses should be deemed as invalid if they did not comply with certain requirements of material transparency set forth in the referred judgment. In addition, that judgment determined that there were no grounds for the refund of the amounts collected pursuant to those clauses before May 9, 2013.

●

As communicated to the market by means of Relevant Event dated June 12, 2013, BBVA ceased to apply, in execution of that judgment, as from May 9, 2013, the “cláusula suelo” in all mortgage loan agreements with consumers in which it had been included.

In an individual claim, the Provincial Court of Alicante raised a preliminary ruling to the Court of Justice of the European Union (CJEU), for the CJEU to determine if the time limitation for the refund of the amounts set forth by the Supreme Court complies with Directive 93/13/EEC. On July 13, the opinion of the Advocate-General of the CJEU was published and in its conclusions it stated that the European directive did not oppose to a Member State’s Supreme Court limiting, due to exceptional circumstances, the restorative effects of the invalidity to the date on which its first judgment in this regard was issued.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Last December 21, the CJEU published its sentence that decided the preliminary ruling raised by the Provincial Court of Alicante and other national judicial bodies, in the sense that the Supreme Court’s case law that limited in time the restorative effects related to the unfair declaration of a clause included in an agreement between a consumer and a professional is contrary to Article 6.1 of Directive 93/13/EEC on unfair terms in consumer contracts.

After the mentioned CJEU’s decision, BBVA made, once analyzed the portfolio of mortgage loans to consumers, in which the “cláusulas suelo” had applied, a provision of €577 million (with an impact on the attributed profit of approximately €404 million, as communicated to the market in the Relevant Event dated December 21, 2016), to cover future claims that could be filed. In the first half of 2017, no additional provisions were made regarding to this matter.

25.	Post-employment and other employee benefit commitments

As stated in Note 2.2.12, the Group has assumed commitments with employees including short-term employee benefits, defined contribution and defined benefit plans (see Note 44.1), healthcare and other long-term employee benefits.

The Group sponsors defined-contribution plans for the majority of its active employees with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees and with liabilities relating largely to retired employees, the most significant being those in Spain, Mexico, the United States and Turkey. In Mexico, the Group provides medical benefits to a closed group of employees and their family members, both active service and in retirement.

The breakdown of the balance sheet net defined benefit liability as of June 30, 2017 and December 31, 2016, is provided below:

	Millions of Euros
Net Defined Benefit Liability (asset) on the Balance Sheet	June 2017	December 2016
Pension commitments	4,999	5,277
Early retirement commitments	2,434	2,559
Medical benefits commitments	1,122	1,015
Other long term employee benefits	64	69
Total commitments	8,619	8,920
Pension plan assets	1,886	1,909
Medical benefit plan assets	1,218	1,113
Total plan assets	3,105	3,022

Total net liability / asset on the balance sheet	5,514	5,898
Of which:
Net asset on the balance sheet (1)	(197)	(194)
Net liability on the balance sheet for provisions for pensions and similar obligations (2)	5,648	6,025
Net liability on the balance sheet for other long term employee benefits (3)	64	69

(1)	Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (see Note 20).

(2)	Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet (see Note 24).

(3)	Recorded under the heading “Provisions – Other long-term employee benefits” of the consolidated balance sheet.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The amounts relating to benefit commitments charged to consolidated income statement for the six months ended June 30, 2017 and 2016 are as follows:

	Millions of Euros
Consolidated Income Statement Impact	Notes	June 2017	June 2016
Interest and similar expenses		41	53
Interest expense		154	154
Interest income		(113)	(101)
Personnel expenses		84	79
Defined contribution plan expense	44.1	52	45
Defined benefit plan expense	44.1	32	34
Provisions (net)	46	212	195
Early retirement expense		153	131
Past service cost expense		6	4
Remeasurements (*)		33	25
Other provision expenses		20	35

Total impact on Consolidated Income Statement: Debit (Credit)		337	326

(*)	Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other long-term employee benefits (see Note 2.2.12).

The amounts relating to post-employment benefits charged to the consolidated balance sheet as of June 30, 2017 and 2016 are as follows:

	Millions of Euros
Equity Impact	Notes	June 2017	June 2016
Defined benefit plans		(75)	164
Post-employment medical benefits		-	-

Total impact on equity: Debit (Credit) (*)	2.2.12	(75)	164

(*)	Actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension and medical commitments before income taxes.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

25.1	Defined benefit plans

Defined benefit commitments relate mainly to employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the year ended June 30, 2017 and 2016 is presented below:

	Millions of Euros
	June 2017			June 2016
Defined Benefits	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)
Balance at the beginning	8,851	3,022	5,829	9,184	3,124	6,060
Current service cost	34	-	34	34	-	34
Interest income or expense	153	113	40	154	101	53
Contributions by plan participants	2	2	-	2	2	-
Employer contributions	-	10	(10)	-	10	(10)
Past service costs (1)	159	-	159	135	-	135
Remeasurements:	(33)	9	(42)	227	38	189
Return on plan assets (2)	-	9	(9)	-	-	-
From changes in demographic assumptions	-	-	-	-	-	-
From changes in financial assumptions	(27)	-	(27)	229	-	229
Other actuarial gain and losses	(6)	-	(6)	(2)	38	(40)
Benefit payments	(545)	(93)	(451)	(552)	(89)	(463)
Settlement payments	-	-	-	(1)	-	(1)
Business combinations and disposals	-	-	-	-	-	-
Effect on changes in foreign exchange rates	16	42	(25)	(154)	(167)	13
Conversions to defined contributions	(83)	-	(83)
Other effects	-	-	-	37	34	3
Balance at the end	8,555	3,105	5,450	9,066	3,054	6,013
Of which
Spain	5,769	336	5,433	6,436	380	6,056
Mexico	1,590	1,764	(174)	1,441	1,637	(195)
The United States	358	314	44	358	324	34
Turkey	436	340	96	452	350	102

(1)	Including gains and losses arising from settlements.

(2)	Excluding interest, which is recorded under “Interest income or expense”.

The balance under the heading “Provisions - Pensions and other post-employment defined benefit obligations” of the accompanying consolidated balance sheet as of June 30, 2017 includes €345 million relating to post-employment benefit commitments to former members of the Board of Directors and the Bank’s Management (see Note 54).

The most significant commitments are those in Spain and Mexico and, to a lesser extent, in the United States and Turkey. The remaining commitments are located mostly in Portugal and South America. Unless otherwise required by local regulation, all defined benefit plans have been closed to new entrants, who instead are able to participate in the Group’s defined contribution plans. Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method.

In order to guarantee the good governance of these plans, the Group has established specific benefits committees. These benefit committees include members from the different areas of the business to ensure that all decisions are made taking into consideration all of the associated impacts. Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The following table sets out the key actuarial assumptions used in the valuation of these commitments as of December 31, 2016:

	2016
Actuarial Assumptions	Spain	Mexico	USA	Turkey
Discount rate	1.50%	9.95%	4.04%	11.50%
Rate of salary increase	1.50%	4.75%	3.00%	9.30%
Rate of pension increase	-	2.13%	-	7.80%
Medical cost trend rate	-	6.75%	-	10.92%
Mortality tables		EMSSA97 (adjustment
	PERM/F 2000P	EMSSA09)	RP 2014	CSO2001

The actuarial hypotheses used are the same as of December, 31 2016 except in Spain where the discount rates are 0.50% and 1.75% depending on the type of commitment.

In addition to the commitments to employees shown above, the Group has other less material long-term employee benefits. These include long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. As of June 30, 2017 and December 31, 2016, the actuarial liabilities for the outstanding awards amounted to €64 million, and €69 million, respectively. These commitments are recorded under the heading “Provisions - Other long-term employee benefits” of the accompanying consolidated balance sheet (see Note 24).

As described above, the Group maintains both pension and medical post-employment benefit commitments with their employees.

Post-employment commitments and similar obligations

These pension commitments relate mostly to pensions where the employees are already receiving payment, and which have been determined based on salary and years of service in accordance with the specific plan rules. For most plans pension payments are due on retirement, death and long term disability.

In addition, during the six months ended June 2017, Group entities in Spain offered certain employees the option to take early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 489 employees (259 employees during the six months ended June 30, 2016). These commitments include both the compensation and indemnities due as well as the contributions payable to external pension funds during the early retirement period. As of June 30, 2017 and December 31, 2016, the value of these commitments amounted to €2,434 million and €2,559, respectively.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The change in the benefit plan obligations and plan assets as of June 30, 2017 and 2016 was as follows:

	Millions of Euros
	Defined Benefit Obligation
Post employment commitments June 2017	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	6,157	455	385	447	392
Current service cost	3	3	2	11	2
Interest income or expense	44	22	7	23	4
Contributions by plan participants	-	-	-	2	-
Employer contributions	-	-	-	-	-
Past service costs (1)	158	-	-	-	-
Remeasurements:	(33)	-	-	-	-
Return on plan assets (2)	-	-	-	-	-
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	(27)	-	-	-	-
Other actuarial gain and losses	(6)	-	-	-	-
Benefit payments	(478)	(24)	(7)	(12)	(5)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	27	(28)	(35)	(6)
Conversions to defined contributions	(83)	-	-	-	-
Other effects	1	-	(1)	-	-
Balance at the end	5,769	482	358	436	388
Of which:
Vested benefit obligation relating to current employees	72

Vested benefit obligation relating to retired employees	5,697

	Millions of Euros
	Plan Assets
Post-employment commitments June 2017	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	358	514	339	348	350
Current service cost	-	-	-	-	-
Interest income or expense	3	25	6	18	3
Contributions by plan participants	-	-	-	2	-
Employer contributions	1	-	-	6	4
Past service costs (1)	-	-	-	-	-
Remeasurements:	9	-	-	-	-
Return on plan assets (2)	9	-	-	-	-
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	-	-	-	-	-
Other actuarial gain and losses	-	-	-	-	-
Benefit payments	(35)	(24)	(6)	(7)	(4)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	30	(25)	(27)	(2)
Conversions to defined contributions	-	-	-	-	-
Other effects	-	-	-	-	-
Balance at the end	336	546	314	340	351

	Millions of Euros
	Net Liability (Asset)
Post-employments commitments June 2017	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	5,799	(59)	46	99	42
Current service cost	3	3	2	11	2
Interest income or expense	41	(3)	1	5	1
Contributions by plan participants	-	-	-	-	-
Employer contributions	(1)	-	-	(6)	(4)
Past service costs (1)	158	-	-	-	-
Remeasurements:	(42)	-	-	-	-
Return on plan assets (2)	(9)	-	-	-	-
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	(27)	-	-	-	-
Other actuarial gain and losses	(6)	-	-	-	-
Benefit payments	(443)	-	(1)	(5)	(1)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	(3)	(3)	(8)	(4)
Conversions to defined contributions	(83)	-	-	-	-
Other effects	1	-	(1)	-	-
Balance at the end	5,433	(63)	44	96	37

(1)	Including gains and losses arising from settlements.

(2)	Excluding interest, which is recorded under “Interest income or expense”.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
	Defined Benefit Obligation
Post-employment commitments June 2016	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	6,491	518	365	435	356
Current service cost	5	3	2	11	-
Interest income or expense	54	21	7	21	6
Contributions by plan participants	-	-	-	2	-
Employer contributions	-	-	-	-	-
Past service costs (1)	135	-	-	-	-
Remeasurements:	206	-	-	-	21
Return on plan assets (2)	-	-	-	-	-
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	208	-	-	-	21
Other actuarial gain and losses	(2)	-	-	-	-
Benefit payments	(489)	(21)	(7)	(14)	(6)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	(2)	(43)	(7)	(3)	(13)
Other effects	36	-	(2)	-	2
Balance at the end	6,436	478	358	452	365
Of which:
Vested benefit obligation relating to current employees	172
Vested benefit obligation relating to retired employees	6,264

	Millions of Euros
	Plan Assets
Post-employment commitments June 2016	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	380	596	329	337	333
Current service cost	-	-	-	-	-
Interest income or expense	-	25	6	17	4
Contributions by plan participants	-	-	-	2	-
Employer contributions	-	-	-	6	5
Past service costs (1)	-	-	-	-	-
Remeasurements:	-	-	-	-	38
Return on plan assets (2)	-	-	-	-	-
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	-	-	-	-	-
Other actuarial gain and losses	-	-	-	-	38
Benefit payments	(34)	(21)	(6)	(8)	(5)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	(50)	(6)	(3)	(11)
Other effects	34	-	1	-	-
Balance at the end	380	550	324	350	362

	Millions of Euros
	Net Liablitiy (asset)
Post-employment commitments June 2017	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	6,111	(78)	36	98	23
Current service cost	5	3	2	11	-
Interest income or expense	54	(4)	1	5	2
Contributions by plan participants	-	-	-	-	-
Employer contributions	-	-	-	(6)	(5)
Past service costs (1)	135	-	-	-	-
Remeasurements:	206	-	-	-	(17)
Return on plan assets (2)	-	-	-	-	-
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	208	-	-	-	21
Other actuarial gain and losses	(2)	-	-	-	(38)
Benefit payments	(455)	-	(1)	(5)	(1)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	(2)	7	(1)	(1)	(2)
Other effects	2	-	(3)	-	2
Balance at the end	6,056	(72)	34	102	3

(1)	Includes gains and losses from settlements.

(2)	Excludes interest which is reflected in the line item “Interest income and expenses”.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

In Spain, local regulation requires that pension and death benefit commitments must be funded, either through the assets held for a qualified pension plan or an insurance contract.

In the Spanish entities these commitments are covered by insurance contracts which meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are with BBVA Seguros, S.A.–consolidated subsidiary and related party – and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading “Provisions – Pensions and other post-employment defined benefit obligations” of the accompanying consolidated balance sheet (see Note 24), while the related assets held by the insurance company are included within the Group’s consolidated assets (registered according to the classification of the corresponding financial instruments). As of June 30, 2017 the value of these separate assets was €2,775 million, representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded.

On the other hand, some pension commitments have been funded through insurance contracts with insurance companies not related to the Group, and can therefore be considered qualifying insurance policies and plan assets under IAS 19. In this case the accompanying consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of June 30, 2017 and December 31, 2016, the fair value of the aforementioned insurance policies (€336 million and €358 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the accompanying consolidated balance sheet.

Pensions benefits are paid by the insurance companies with whom BBVA has insurance contracts and to whom all insurance premiums have been paid. The premiums are determined by the insurance companies using “cash flow matching” techniques to ensure that benefits can be met when due, guaranteeing both the actuarial and interest rate risk.

In Mexico, there is a defined benefit plan for employees hired prior to 2001. Other employees participate in a defined contribution plan. External funds/trusts have been constituted locally to meet benefit payments as required by local regulation.

In The United States there are mainly two defined benefit plans, both closed to new employees, who instead are able to join a defined contribution plan. External funds/trusts have been constituted locally to fund the plans, as required by local regulation.

In 2008, the Turkish government passed a law to unify the different existing pension systems under a single umbrella of Social Security. Such system provides for the transfer of the various prior funds established.

The financial sector is in this stage at present, maintaining these pension commitments managed by external pension funds (foundations) established for that purpose.

The foundation that maintains the assets and liabilities relating to employees of Garanti in Turkey, as per the local regulatory requirements, has registered an obligation pending future social security transfer.

Furthermore, Garanti has set up a defined benefit pension plan for employees, additional to the social security benefits, reflected in the consolidated balance sheet.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Medical benefit commitments

The change in defined benefit obligations and plan assets during the period ended June 30 2017 and 2016 was as follows:

			Millions of Euros
	June 2017			June 2016
Medical Benefits Commitments	Defined Benefit Obligation	Plan assets	Net liability (Asset)	Defined Benefit Obligation	Plan assets	Net liability (Asset)
Balance at the beginning	1,015	1,113	(98)	1,022	1,149	(127)
Current service cost	13	-	13	12	-	12
Interest income or expense	52	57	(5)	44	50	(6)
Contributions by plan participants	-	-	-	-	-	-
Employer contributions	-	-	-	-	-	-
Past service costs (1)	1	-	1	-	-	-
Remeasurements:	-	-	-	-	-	-
Return on plan assets (2)	-	-	-	-	-	-
From changes in demographic assumptions	-	-	-	-	-	-
From changes in financial assumptions	-	-	-	-	-	-
Other actuarial gain and losses	-	-	-	-	-	-
Benefit payments	(18)	(17)	(1)	(15)	(15)	-
Settlement payments	-	-	-	(1)	-	(1)
Business combinations and disposals	-	-	-	-	-	-
Effect on changes in foreign exchange rates	58	65	(7)	(86)	(97)	11
Other effects	-	-	-	-	-	-
Balance at the end	1,122	1,218	(97)	977	1,087	(110)

(1)	Including gains and losses arising from settlements.

(2)	Excluding interest, which is recorded under “Interest income or expense”.

In Mexico there is a medical benefit plan for employees hired prior to 2007. New employees from 2007 are covered by medical insurance policy. An external trust has been constituted locally to fund the plan, in accordance with local legislation and Group policy.

In Turkey employees are currently provided with medical benefits through a foundation in collaboration with the social security system, although local legislation prescribes the future unification of this and similar systems into the general social security system itself.

The valuation of these benefits and their accounting treatment follow the same methodology as that employed in the valuation of pension commitments.

Estimated benefit payments

The estimated benefit payments over the next ten years for all the entities in Spain, Mexico, The United States and Turkey are as follows:

		Millions of Euros
Estimated Benefit Payments	2017 (*)	2018	2019	2020	2021	2022-2026
Commitments in Spain	410	736	652	563	470	1,269
Commitments in Mexico	40	80	84	88	93	556
Commitments in United States	9	18	18	19	20	112
Commitments in Turkey	13	15	16	18	21	165
Total	471	849	770	688	604	2,102

(*)	Estimate for second semester of 2017.

Plan assets

The majority of the Group’s defined benefit plans are funded by plan assets held in external funds/trusts legally separate from the Group sponsoring entity. However, in accordance with local regulation, some commitments are not externally funded and covered through internally held provisions, principally those relating to early retirements in Spain.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Plan assets are those assets which will be used to directly settle the assumed commitments and which meet the following conditions: they are not part of the Group sponsoring entity’s assets, they are available only to pay post-employment benefits and they cannot be returned to the Group sponsoring entity.

To manage the assets associated with defined benefit plans, BBVA Group has established investment policies designed according to criteria of prudence and minimizing the financial risks associated with plan assets.

The investment policy consists of investing in a low risk and diversified portfolio of assets with maturities consistent with the term of the benefit obligation and which, together with contributions made to the plan, will be sufficient to meet benefit payments when due, thus mitigating the plans‘ risks.

In those countries where plan assets are held in pension funds or trusts, the investment policy is developed consistently with local regulation. When selecting specific assets, current market conditions, the risk profile of the assets and their future market outlook are all taken into consideration. In all the cases, the selection of assets takes into consideration the term of the benefit obligations as well as short-term liquidity requirements.

The risks associated with these commitments are those which give rise to a deficit in the plan assets. A deficit could arise from factors such as a fall in the market value of plan assets, an increase in long-term interest rates leading to a decrease in the fair value of fixed income securities, or a deterioration of the economy resulting in more write-downs and credit rating downgrades.

The table below shows the allocation of plan assets of the main companies of the BBVA Group as of June 30, 2017:

Millions of Euros
Plan Assets Breakdown	June 2017
Cash or cash equivalents	158
Debt securities (Government bonds)	2,254
Property	1
Mutual funds	1
Insurance contracts	5
Other investments	10
Total	2,429
Of which:
Bank account in BBVA	4
Debt securities issued by BBVA	3

In addition to the above there are plan assets relating to the previously mentioned insurance contracts in Spain and the foundation in Turkey.

The following table provides details of investments in listed securities (Level 1) as of June 30, 2017:

Millions of Euros
Investments in listed markets	June 2017
Cash or cash equivalents	158
Debt securities (Government bonds)	2,254
Mutual funds	1
Total	2,413
Of which:
Bank account in BBVA	4
Debt securities issued by BBVA	3

The remainders of the assets are mainly invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts). As of June 30, 2017, almost all of the assets related to employee’s commitments corresponded to fixed income securities.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

25.2	Defined contribution plans

Certain Group entities sponsor defined contribution plans. Some of these plans allow employees to make contributions which are then matched by the employer.

Contributions are recognized as and when they are accrued, with a charge to the consolidated income statement in the corresponding financial year. No liability is therefore recognized in the accompanying consolidated balance sheet (see Note 44.1).

26.	Common stock

As of June 30, 2017, BBVA’s common stock amounted to €3,267,264,424.20 divided into 6,667,886,580 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

The Bank’s shares are traded on the Spanish stock market, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange.

Also, as of June 30, 2017, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., and BBVA Banco Frances, S.A. were listed on their respective local stock markets. BBVA Banco Frances, S.A. is also listed on the Latin American market (Latibex) of the Madrid Stock Exchange and on the New York Stock Exchange.

As of June 30, 2017, State Street Bank and Trust Co., Chase Nominees Ltd and The Bank of New York Mellon SA NV in their capacity as international custodian/depositary banks, held 12.82%, 6.20%, and 5.02% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

On January 13, 2017, the Blackrock, Inc. reported to the Spanish Securities and Exchange Commission (CNMV) that, it now has an indirect holding of BBVA common stock totaling 5.606%, of which 5.253% are voting rights attributed to shares and 0.353% are voting rights through financial instruments.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known that could give rise to changes in the control of the Bank.

The changes in the heading “Common Stock” of the accompanying consolidated balance sheets are due to the following common stock increases:

Capital Increase	Number of Shares	Common Stock (Millions of Euros)
As of December 31, 2015	6,366,680,118	3,120
Dividend option - April 2016	113,677,807	56
As of June 30, 2016	6,480,357,925	3,175
Dividend option - October 2016	86,257,317	42
As of December 31, 2016	6,566,615,242	3,218
Dividend Option . April 2017	101,271,338	50
As of June 30, 2017	6,667,886,580	3,267

“Dividend Option” Program in 2017:

The AGM held on March 17, 2017 adopted, under agenda item three, a capital increase to be charged to voluntary reserves, to implement a “Dividend Option” this year in similar conditions to 2014, 2015 and 2016, conferring on the Board of Directors the authority to set the date on which the capital increase should be carried out, within one year from the date of approval of the AGM resolution.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

By virtue of such resolution, the Board of Directors of BBVA resolved, on March 29, 2017, to execute the capital increase to be charged to voluntary reserves, in accordance with the terms and conditions approved by the AGM mentioned above. On April 24, 2017, BBVA’s share capital was increased by an amount of 49,622,955.62 euros through the issuance of 101,271,338 newly-issued ordinary shares of BBVA at 0.49 euros par value each (see Note 4).

  “Dividend Option” Program in 2016:

The AGM held on March 11, 2016 adopted, under agenda item three, four resolutions on capital increase to be charged to voluntary reserves, to once again implement the shareholder remuneration system called the “Dividend Option” (see Note 4), conferring, pursuant to article 297.1 a) of the Spanish Corporate Enterprises Act, on the Board of Directors the authority to set the date on which the resolutions to increase capital will carried out, within one year from the date of approval of the AGM resolution, including the power to refrain from executing any of the capital increases, when deemed advisable.

By virtue of the referred AGM resolution, on March 31, 2016, the Board of Directors of BBVA approved the execution of the first of the capital increases to be charged to voluntary reserves, in accordance with the terms and conditions approved by the AGM. As a result of this increase, the Bank’s capital increased by €55,702,125.43 through the issuance of 113,677,807 BBVA newly-issued ordinary shares with a €0.49 par value each (see Note 4).

Subsequently, on September 28, 2016, the Board of Directors of BBVA approved the execution of the second of the capital increases to be charged to voluntary reserves, in accordance with the terms and conditions approved by the referred AGM. As a result of this increase, the Bank’s capital increased by €42,266,085.33 through the issuance of 86,257,317 BBVA newly-issued ordinary shares with a €0.49 par value each (see Note 4).

  Convertible and/or exchangeable securities:

The AGM held on March 17, 2017, resolved, under agenda item 5, to confer authority to the Board of Directors to issue securities convertible into newly issued BBVA shares, on one or several occasions, within the maximum legal term of five years from the approval date of the authorization, up to a maximum overall amount of €8 billion or its equivalent in any other currency. Likewise, the AGM resolved to confer to the Board of Directors the authority to exclude pre-emptive subscription rights, although this power was limited to ensure the nominal amount of the capital increases resolved or effectively carried out to cover the conversion of mandatory convertible issues in issue of this authority (without prejudice to anti-dilution adjustments), with exclusion of pre-emptive subscription rights and of those likewise resolved or carried out with exclusion of pre-emptive subscription rights in use of the authority to increase the share capital conferred by the AGM held on March 17, 2017, under agenda item four, do not exceed the maximum nominal amount, overall, of 20% of the share capital of BBVA at the time of the authorization, not being this limit applicable to the contingent convertible issues.

In use of the authority mentioned above, BBVA carried out, on May 24, 2017 the fifth issuance of perpetual contingent convertible securities, convertible into newly issued ordinary shares of BBVA (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €500 million. This issuance is listed in the Irish Stock Exchange and was targeted only at qualified investors, and would not be offered to, and may not be subscribed for, in Spain or by Spanish residents. The qualification of this issuance as additional tier 1 capital has been requested (see Note 22.3).

Likewise, BBVA has carried out, in use of the previous authority (in effect until March 16, 2017) regarding the issue of convertible securities conferred by the AGM, four additional issuances of perpetual contingent convertible securities, convertible into newly issued ordinary shares of BBVA (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders (in April 2013 for an amount of $1.5 billion, in February 2014 and February 2015 for an amount of €1.5 billion each one, and in April 2016 for an amount of €1 billion). These issuances were targeted only at qualified investors and foreign private banking clients, and would not be offered to, and may not be subscribed for, in Spain or by Spanish residents. The first two issuances are listed in the Singapore Exchange Securities Trading Limited and the last two issuances are listed in the Global Exchange Market of the Irish Stock Exchange. Furthermore, these four issuances qualify as additional tier 1 capital of the Bank and/or the Group in accordance with Regulation UE 575/2013 (see Note 22.3).

Capital increase

BBVA’s AGM held on March 17, 2017 resolved, under agenda item four, to confer authority on the Board of Directors to increase Bank’s share capital, on one or several occasions, subject to provisions in the law and in the Company Bylaws that may be applicable at any time, within the legal term of five years from the approval date of

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

the authorization, up to the maximum amount corresponding to 50% of Bank’s share capital at the time on which the resolution was adopted, likewise conferring authority to the Board of Directors to exclude pre-emptive subscription rights on those capital increases; although the power to exclude pre-emptive subscription rights was limited, such that the nominal amount of the capital increases resolved or effectively carried out with the exclusion of pre-emptive subscription rights in use of the referred authority and those that may be resolved or carried out to cover the conversion of mandatory convertible issues that may equally be made with the exclusion of pre-emptive subscription rights in use of the authority to issue convertible securities conferred by the AGM held on March 17, 2017, under agenda item five (without prejudice to the anti-dilution adjustments) shall not exceed the nominal maximum overall amount of 20% of the share capital of BBVA at the time of the authorization.

27.	Share premium

As of June 30, 2017 and December 31, 2016 the balance under this heading in the accompanying consolidated balance sheets was €23,992 million. During the six months ended June 30, 2017 there were no changes.

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

28.	Retained earnings, revaluation reserves and other reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheet is as follows:

	Millions of Euros
Retained earnings, revaluation reserves and other reserves. Breakdown by concepts	Notes	June 2017	December 2016
Legal reserve	28.1	644	624
Restricted reserve for retired capital	28.2	173	201
Reserves for balance revaluations		15	20
Voluntary reserves		8,626	8,521
Total reserves holding company (*)		9,458	9,366
Consolidation reserves attributed to the Bank and dependents consolidated companies.		16,101	14,275
Total	28.3	25,559	23,641

(*)	Total reserves of BBVA, S.A. (see Appendix VIII).

28.1	Legal reserve

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve. The transfer must be made until the legal reserve reaches 20% of the common stock.

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient reserves available.

28.2	Restricted reserves

As of June 30, 2017 and December 31, 2016, the Bank’s restricted reserves are as follows:

	Millions of Euros
Restricted Reserves	June 2017	December 2016
Restricted reserve for retired capital	88	88
Restricted reserve for Parent Company shares and loans for those shares	83	111
Restricted reserve for redenomination of capital in euros	2	2
Total	173	201

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The restricted reserve for retired capital resulted from the reduction of the nominal par value of the BBVA shares made in April 2000.

The most significant heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date, as well as the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

Finally, pursuant to Law 46/1998 on the Introduction of the Euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the Bank’s common stock in euros.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

28.3	Retained earnings, revaluation reserves and other reserves by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Retained earnings, Revaluation reserves and Other reserves	June 2017	December 2016
Accumulated income ans Revaluation reserves
Holding Company	14,106	14,101
BBVA Bancomer Group	10,082	9,108
BBVA Seguros, S.A.	(210)	(62)
Corporacion General Financiera, S.A.	1,237	1,187
BBVA Banco Provincial Group	1,750	1,752
BBVA Chile Group	1,404	1,264
BBVA Paraguay	121	96
Compañía de Cartera e Inversiones, S.A.	(22)	(27)
Anida Grupo Inmobiliario, S.L.	515	528
BBVA Suiza, S.A.	(57)	(1)
BBVA Continental Group	681	611
BBVA Luxinvest, S.A.	53	16
BBVA Colombia Group	928	803
BBVA Banco Francés Group	995	827
Banco Industrial De Bilbao, S.A.	78	61
Gran Jorge Juan, S.A.	(47)	(30)
BBVA Portugal Group	(436)	(477)
Participaciones Arenal, S.L.	(180)	(180)
BBVA Propiedad S.A.	(503)	(431)
Anida Operaciones Singulares, S.L.	(4,500)	(4,127)
Grupo BBVA USA Bancshares	(710)	(1,053)
Garanti Turkiye Bankasi Group	751	127
Unnim Real Estate	(708)	(477)
Bilbao Vizcaya Holding, S.A.	148	139
BBVA Autorenting, S.A.	(23)	(38)
Pecri Inversión S.L.	(76)	(75)
Other	217	67
Subtotal	25,595	23,708
Reserves or accumulated losses of investments in joint ventures and associates
Metrovacesa Suelo	(52)	(52)
Other	16	(15)
Subtotal	(37)	(67)
Total	25,558	23,641

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

29.	Treasury shares

As of June 30, 2017 and December 31, 2016 the Group entities performed the following transactions with shares issued by the Bank:

	June 2017		December 2016
Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	7,230,787	48	38,917,665	309
+ Purchases	156,468,233	1,025	379,850,939	2,004
- Sales and other changes	(156,170,127)	(1,016)	(411,537,817)	(2,263)
+/- Derivatives on BBVA shares	-	(4)	-	(1)
+/- Other changes	-	-	-	-
Balance at the end	7,528,893	54	7,230,787	48
Of which:
Held by BBVA, S.A.	-	-	2,789,894	22
Held by Corporación General Financiera, S.A.	7,528,893	54	4,440,893	26
Average purchase price in Euros	6.55		5.27
Average selling price in Euros	6.50		5.50
Net gain or losses on transactions (Shareholders’ funds-Reserves)		1		(30)

The percentages of treasury stock held by the Group in the six months period ended June 30, 2017 and December 31, 2016 are as follows:

	2017			2016
Treasury Stock	Min	Max	Closing	Min	Max	Closing
% treasury stock	0.004%	0.278%	0.113%	0.081%	0.756%	0.110%

The number of BBVA shares accepted by the Group in pledge of loans as of June 30, 2017 and December 31, 2016 is as follows:

Shares of BBVA Accepted in Pledge	June 2017	December 2016
Number of shares in pledge	82,238,197	90,731,198
Nominal value	0.49	0.49
% of share capital	1.23%	1.38%

The number of BBVA shares owned by third parties but under management of a company within the Group as of June 30, 2017 and December 31, 2016, is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	June 2017	December 2016
Number of shares owned by third parties	82,660,434	85,766,602
Nominal value	0.49	0.49
% of share capital	1.24%	1.31%

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

30.	Accumulated other comprehensive income

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Accumulated other comprehensive income	June 2017	December 2016
Items that will not be reclassified to profit or loss	(1,058)	(1,095)
Actuarial gains or (-) losses on defined benefit pension plans	(1,058)	(1,095)
Non-current assets and disposal groups classified as held for sale	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates	-	-
Other adjustments	-	-
Items that may be reclassified to profit or loss	(5,933)	(4,363)
Hedge of net investments in foreign operations [effective portion]	(412)	(118)
Foreign currency translation	(6,451)	(5,185)
Hedging derivatives. Cash flow hedges [effective portion]	(25)	16
Available-for-sale financial assets	984	947
Debt instruments	1,726	1,629
Equity instruments	(742)	(682)
Non-current assets and disposal groups classified as held for sale	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates	(29)	(23)
Total	(6,991)	(5,458)

The balances recognized under these headings are presented net of tax.

The main variation is related to the conversion to euros of the interim financial statements balances from consolidated entities whose functional currency is not euros. In this regard, the increase in item “Foreign currency translation” in the above table in the first semester of 2017 is mainly related to the depreciation of the Mexican peso and the Turkish lira, partially offset by the appreciation of the U.S. dollar against the euro (see Note 2.2.16).

31.	Non-controlling interests

The breakdown by groups of consolidated entities of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets is as follows:

	Millions of euros
Non-Controlling Interests	June 2017	December 2016
BBVA Colombia Group	62	67
BBVA Chile Group	365	377
BBVA Banco Continental Group	1,000	1,059
BBVA Banco Provincial Group	81	97
BBVA Banco Francés Group	245	243
Garanti Group (Note 3)	5,079	6,157
Other entities	64	64
Total	6,895	8,064

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

These amounts are broken down by groups of consolidated entities under the heading “Profit - Attributable to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
Profit attributable to Non-Controlling Interests	June 2017	June 2016
BBVA Colombia Group	3	5
BBVA Chile Group	25	14
BBVA Banco Continental Group	98	92
BBVA Banco Provincial Group	(2)	(6)
BBVA Banco Francés Group	46	34
Garanti Group (Note 3)	436	495
Other entities	1	6
Total	607	639

Dividends distributed to non-controlling interests of the Group during the six months ended June 30, 2017 are: BBVA Banco Continental Group €104 million, BBVA Chile Group €11 million, BBVA Banco Francés Group €12 million, Garanti Group €158 million, BBVA Colombia Group €3 million, and other Spanish entities accounted for €8 million.

32.	Capital base and capital management

Capital base

As of June 30, 2017 and December 31, 2016, equity is calculated in accordance with current regulation on minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated group– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

The minimum capital base requirements established by the current regulation are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said regulation and the internal corporate governance obligations.

As a result of the Supervisory Review and Evaluation Process (SREP) carried out by the European Central Bank (ECB), BBVA has received a communication from the ECB requiring BBVA to maintain, on a consolidated basis, effective from January 1, 2017, a phased-in total capital of 11.125% and on an individual bases, a phased-in total capital of 10.75%.

This total capital requirement of 11.125% includes: i) the minimum CET1 capital ratio required under Pillar 1 (4.5%); ii) Pillar 1 Additional Tier 1 capital requirements (1.5%); iii) Pillar 1 Tier 2 capital requirements (2%); iv) Pillar 2 CET1 capital requirement (1.5%); v) the capital conservation buffer (CCB) (1.25% CET1 in a phased-in term and 2.5% in a fully loaded term) and vi) the Other Systemic Important Institution buffer (OSII) (0.375% CET1 in a phased-in term and 0.75% in a fully loaded term).

Since BBVA has been excluded from the list of global systemically important financial institutions in 2016 (which is updated every year by the Financial Stability Board (FSB)), as of January 1, 2017, the G-SIB buffer will not apply to BBVA in 2017, (notwithstanding the possibility that the FSB or the supervisor may include BBVA on it in the future).

However, the supervisor has informed BBVA that it is included on the list of other systemically important financial institutions, and a D-SIB buffer of 0.75% of the fully-loaded ratio applies at the consolidated level. It will be implemented gradually from January 1, 2016 to January 1, 2019.

The CET1 requirement on phased-in terms stands at 7.625% on a consolidated basis and 7.25% on an individual basis.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The Group’s bank capital in accordance with the aforementioned applicable regulation, considering entities scope required by the above regulation, as of June 30, 2017 and December 31, 2016, is shown below: (please note that the information for the latter period has been adapted to the new presentation format for comparison purposes):

	Millions of euros
Eligible capital resources	June 2017 (*)	December 2016
Capital	3,267	3,218
Share premium	23,992	23,992
Retained earnings, revaluation reserves and other reserves	25,559	23,641
Other equity instruments (net)	43	54
Treasury shares	(54)	(48)
Attributable to the parent company	2,306	3,475
Attributable dividend	(291)	(1,510)
Total equity	54,823	52,821
Accumulated other comprehensive income	(6,991)	(5,458)
Non-controlling interest	6,895	8,064
Shareholders’ equity	54,727	55,428
Intangible assets	(7,014)	(5,675)
Fin. treasury shares	(73)	(82)
Indirect treasury shares	(178)	(51)
Deductions	(7,265)	(5,808)
Temporary CET 1 adjustments	(80)	(129)
Capital gains from the Available-for-sale debt instruments portfolio	(228)	(402)
Capital gains from the Available-for-sale equity portfolio	148	273
Differences from solvency and accounting level	(165)	(120)
Equity not eligible at solvency level	(244)	(249)
Other adjustments and deductions	(3,330)	(2,001)
Common Equity Tier 1 (CET 1)	43,888	47,370
Additional Tier 1 before Regulatory Adjustments	5,955	6,114
Total Regulatory Adjustments of Aditional Tier 1	(1,359)	(3,401)
Tier 1	48,484	50,083
Tier 2	9,351	8,810
Total Capital (Total Capital=Tier 1 + Tier 2)	57,835	58,893

Total Minimum equity required	41,505	37,923

(*)	Provisional data.

The changes in the Tier 1 Capital Ratio (CET1) in the previous table are mainly explained by the generation of results, net of dividend and remuneration payments, the reduction of risk-weighted assets, mainly due to the depreciation of currencies (especially significant for the Turkish lira and the US dollar) and the negative impact on minority stakes and deductions for the increase of the phase-out schedule of 80% in 2017, compared to 60% in 2016.

Additionally, the acquisition of an additional 9.95% in Garanti Bank and the sale of a 1.7% stake in CNCB with an impact of approximately -13 basis points of CET.

During the first half of the year, the Group has carried out an issue, classified as additional capital instruments (TIER I), of preference shares that may eventually be converted into ordinary shares of BBVA amounting to 500 million euros A positive impact of 13 basis points, as well as several issues of subordinated debt computable as TIER II instruments with an impact of about 50 basis points as of June 30, 2017.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The total ratio grows to 15.50%, taking into account the effects discussed above.

The leverage ratio reaches 6.87% at June 30, which is a variation of 17 basic points from December due to the reduction in exposure mainly due to the impact of the depreciation of the currencies:

	Millions de euros
Capital Base	June 2017 (*)	December 2016
Tier 1 (thousand of euros) (a)	48,484	50,083
Exposure (thousand of euros) (b)	705,974	747,217
Leverage ratio (a)/(b) (percentage)	6.87%	6.70%
(*) Provisional data

A reconciliation of the balance sheet to the accounting and regulatory scope (provisional data) as of June 30, 2017 is provided below:

	Millions of Euros
Public balance sheet headings	Public balance sheet	Insurance companies and real estate companies (1)	Jointly-controlled entities and other adjustments (2)	Regulatory balance sheet
Cash and balances with central banks and other demand deposits	34,720	-	74	34,794
Financial assets held for trading	68,885	2,015	-	70,900
Other financial assets designated at fair value through profit or loss	2,230	(2,226)	-	4
Available for sale financial assets	74,666	(20,794)	-	53,872
Loans and receivables	458,494	(862)	617	458,249
Held to maturity investments	14,531	-	-	14,531
Hedgind derivatives	2,223	(97)	-	2,126
Fair value changes of the hedged items in portfolio hedges of interest rate risk	14	-	-	14
Investments in entities accounted for using the equity method	1,142	3,546	(20)	4,668
Non-current assets held for sale	3,344	(389)	(56)	2,899
Other	42,181	561	6	42,748
Total assets	702,429	(18,246)	621	684,805

(1)	Correspond to balances of entities fully consolidated in the public balance sheet but consolidated by the equity method in the regulatory balance sheet.

(2)	Correspond to intragroup adjustments and other consolidation adjustments.

Capital management

Capital management in the BBVA Group has a twofold aim:

●	Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously.

●

Maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, a good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: shares, preferred securities and subordinate debt.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

This capital management is carried out determining the capital base and the solvency ratios established by the prudential and minimum capital requirements also have to be met for the entities subject to prudential supervision in each country.

The current regulation allows each entity to apply its own internal ratings-based (IRB) approach to risk assessment and capital management, subject to Bank of Spain approval. The BBVA Group carries out an integrated management of these risks in accordance with its internal policies and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios (see Note 7).

33.	Commitments and guarantees given

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of euros
Loan commitments, financial guarantees and other commitments (*)	June 2017	December 2016
Loan commitments given	92,184	107,254

of which: defaulted	553	411
Central banks	-	1
General governments	2,898	4,354
Credit institutions	1,027	1,209
Other financial corporations	2,660	4,155
Non-financial corporations	61,361	71,710
Households	24,238	25,824
Financial guarantees given	16,363	18,267

of which: defaulted	256	278
Central banks	-	-
General governments	112	103
Credit institutions	1,282	1,553
Other financial corporations	2,402	722
Non-financial corporations	11,772	15,354
Households	794	534
Other commitments and guarantees given	42,790	42,592

of which: defaulted	435	402
Central banks	48	12
General governments	246	372
Credit institutions	10,975	9,880
Other financial corporations	5,584	4,892
Non-financial corporations	25,811	27,297
Households	127	138
Total Loan commitments and financial guarantees	151,337	168,113

(*)	Non performing financial guarantees given amounted €691 and €680 million as of June 30, 2017 and December 31, 2016, respectively.

As of June 30, 2017, the provisions of loan commitments given, financial guarantees given and other commitments and guarantees given, registered in the consolidated balance sheet amounted €303 million, €195 million and €352 million, respectively.

Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In the six months ended June 30, 2017 and 2016 no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

34.	Other contingent assets and liabilities

As of June 30, 2017 and December 30, 2016, there were no material contingent assets or liabilities other than those disclosed in the accompanying notes to the financial statements.

35.	Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of June 30, 2017 and December 31, 2016, is as follows:

		Millions of Euros
Purchase and Sale Commitments	Notes	June 2017	December 2016
Financial instruments sold with repurchase commitments		38,329	46,562

Central Banks	9	4,843	4,649
Credit Institutions	22.1	19,171	28,421
General governments	22.2	-	-
Other domestic sectors	22.2	6,891	5,271
Foreign sectors	22.2	7,424	8,221
Financial instruments purchased with resale commitments		17,604	22,921

Central Banks		342	81
Credit Institutions	13.1	10,622	15,561
General governments	13.2	428	544
Other domestic sectors	13.2	2,070	3,388
Foreign sectors	13.2	4,142	3,347

A breakdown of the maturity of other payment obligations, not included in previous notes, due after June 30, 2017 is provided below:

		Millions of Euros
Maturity of Future Payment Obligations	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	-	-	-	-	-
Operating leases	376	330	366	2,385	3,457
Purchase commitments	35	-	-	-	35
Technology and systems projects	14	-	-	-	14
Other projects	22	-	-	-	22
Total	412	330	366	2,385	3,493

36.	Transactions on behalf of third parties

As of June 30, 2017 and December 31, 2016, the details of the most significant items under this heading are as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	June 2017	December 2016
Financial instruments entrusted by third parties	666,587	637,761
Conditional bills and other securities received for collection	14,867	16,054
Securities lending	5,561	3,968
Total	687,015	657,783

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

As of June 30, 2017 and December 31, 2016, the customer funds managed by the BBVA Group are as follows:

	Millions of Euros
Customer Funds by Type	June 2017	December 2016
Asset management by type of customer (*):
Collective investment	59,905	55,037
Pension funds	33,412	33,418
Customer portfolios managed on a discretionary basis	40,510	40,805
Of which:
Portfolios managed on a discretionary	21,229	18,165
Other resources	3,217	2,831
Customer resources distributed but not managed by type of product:
Collective investment	3,530	3,695
Insurance products	37	39
Other	-	-
Total	140,611	135,824
(*) Excludes balances from securitization funds.

37.	Interest income and expense

37.1	Interest income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

	Millions of Euros
Interest Income Breakdown by Origin	June 2017	June 2016
Central Banks	148	99
Loans and advances to credit institutions	151	161
Loans and advances to customers	11,135	10,635
Debt securities	1,872	2,135
Held for trading	627	494
Available-for-sale financial assets	1,245	1,641
Adjustments of income as a result of hedging transactions	(138)	(208)
Cash flow hedges (effective portion)	-	6
Fair value hedges	(138)	(214)
Insurance activity	660	569
Other income	477	311
Total	14,305	13,702

The amounts recognized in consolidated equity in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during both periods are given in the accompanying “Consolidated statements of recognized income and expenses”.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

37.2	Interest expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Interest Expenses Breakdown by Origin	June 2017	June 2016
Central banks	62	93
Deposits from credit institutions	744	697
Customers deposits	2,970	2,921
Debt securities issued	1,102	1,196
Adjustments of expenses as a result of hedging transactions	(269)	(293)
Cash flow hedges (effective portion)	19	15
Fair value hedges	(288)	(308)
Cost attributable to pension funds	68	63
Insurance activity	474	387
Other expenses	350	274
Total	5,502	5,338

37.3	Average return on investments and average borrowing cost

The detail of the average return on investments in the six months ended June 30, 2017 and 2016 is as follows:

	Millions of Euros
	June 2017			June 2016
Assets	Average Balances	Interest income	Average Interest Rates (%)	Average Balances	Interest income	Average Interest Rates (%)
Cash and balances with central banks and other demand deposits	33,009	6	0.04	25,003	5	0.04
Securities portfolio and derivatives	183,002	2,442	2.69	207,222	2,562	2.49
Loans and advances to central banks	12,443	148	2.41	17,215	99	1.15
Loans and advances to credit institutions	26,042	144	1.12	27,865	163	1.18
Loans and advances to customers	412,563	11,306	5.53	412,000	10,748	5.25
Euros	197,588	1,714	1.75	203,819	1,918	1.89
Foreign currency	214,974	9,591	9.00	208,182	8,830	8.53
Other assets	50,688	259	1.03	53,184	125	0.47
Totals	717,747	14,305	4.02	742,490	13,702	3.71

The average borrowing cost in the six months ended June 30, 2017 and 2016 is as follows:

	Millions of Euros
	June 2017			June 2016
Liabilities	Average Balances	Interest expenses	Average Interest Rates (%)	Average Balances	Interest expenses	Average Interest Rates (%)
Deposits from central banks and credit institutions	93,471	938	2.02	102,555	952	1.87
Customer deposits	396,690	3,024	1.54	404,701	3,027	1.50
Euros	186,550	245	0.26	203,558	420	0.41
Foreign currency	210,140	2,779	2.67	201,143	2,607	2.61
Debt securities issued	86,208	865	2.02	89,982	876	1.96
Other liabilities	86,003	675	1.58	90,117	483	1.08
Equity	55,374	-	-	55,135	-	-
Totals	717,747	5,502	1.55	742,490	5,338	1.44

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of exchange rate effect, changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros
	June 2017 /June 2016			June 2016 /June 2015
Interest Income and Expenses Change in the Balance	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks and other demand deposits	2	(1)	1	-	3	4
Securities portfolio and derivatives	(306)	185	(120)	27	584	611
Loans and advances to Central Banks	(28)	77	50	89	(53)	37
Loans and advances to credit institutions	(11)	(7)	(19)	5	38	43
Loans and advances to customers	(15)	572	557			2,311
In Euros	(64)	(140)	(204)	185	(448)	(263)
In other currencies	263	498	761	1,659	915	2,574
Other assets	(6)	140	134	15	17	32
Interest income	-493	1,096	603			3,037
Deposits from central banks and credit institutions	(87)	73	(14)	97	244	341
Customer deposits	(68)	65	(3)			1,308
Domestic	(36)	(139)	(175)	96	(242)	(146)
Foreign	109	63	172	268	1,186	1,454
Debt securities issued	(39)	28	(11)	56	(17)	38
Other liabilities	(23)	215	192	(28)	108	80
Interest expenses	(192)	356	164			1,768
Net Interest Income	0	0	438			1,269

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.

(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

38.	Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 39), as can be seen in the breakdown below:

	Millions of Euros
Dividend Income	June 2017	June 2016
Dividends from:
Financial assets held for trading	106	106
Available-for-sale financial assets	106	195
Total	212	301

39.	Share of profit or loss of entities accounted for using the equity method

Net income from “Investments in Entities Accounted for Using the Equity Method” resulted in a loss of €8 million for the first semester of 2017 compared with a profit of €1 million recorded for the first semester of 2016.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

40.	Fee and commission income and expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Income	June 2017	June 2016
Bills receivables	24	27
Demand accounts	247	224
Credit and debit cards	1,386	1,293
Checks	104	100
Transfers and others payment orders	296	278
Insurance product commissions	97	88
Commitment fees	122	121
Contingent risks	198	201
Asset Management	444	415
Securities fees	216	171
Custody securities	62	60
Other fees and commissions	355	335
Total	3,551	3,313

	Millions of Euros
Fee and Commission Expense	June 2017	June 2016
Credit and debit cards	717	613
Transfers and others payment orders	52	51
Commissions for selling insurance	29	30
Other fees and commissions	297	269
Total	1,095	963

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

41.	Gains (losses) on financial assets and liabilities (net) and Exchange Differences

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains or losses on financial assets and liabilities and exchange differences Breakdown by Heading of the Balance Sheet	June 2017	June 2016
Gains or losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	683	683
Available-for-sale financial assets	623	607
Loans and receivables	59	77
Other	1	(1)
Gains or losses on financial assets and liabilities held for trading, net	139	106
Gains or losses on financial assets and liabilities designated at fair value through profit or loss, net	(88)	24
Gains or losses from hedge accounting, net	(193)	(171)
Subtotal Gains or losses on financial assets and liabilities	541	642
Exchange Differences	528	533
Total	1,069	1,175

The breakdown of the balance (excluding exchange rate differences) under this heading in the accompanying income statements by the nature of financial instruments is as follows:

	Millions of Euros
Gains or losses on financial assets and liabilities Breakdown by nature of the Financial Instrument	June 2017	June 2016
Debt instruments	448	510
Equity instruments	546	(149)
Loans and advances to customers	44	33
Trading derivatives and hedge accounting	(410)	249
Costumer deposits	(97)	3
Other	10	(4)
Total	541	642

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Derivatives - Hedge accounting	June 2017	June 2016
Derivatives
Interest rate agreements	111	(116)
Security agreements	(137)	373
Commodity agreements	9	14
Credit derivative agreements	58	16
Foreign-exchange agreements	(64)	128
Other agreements	(195)	4
Subtotal	(218)	419
Hedging Derivatives Ineffectiveness
Fair value hedges	(201)	(170)
Hedging derivative	(159)	(585)
Hedged item	(41)	414
Cash flow hedges	8	-
Subtotal	(193)	(170)
Total	(410)	249

In addition, in the six months ended June 30, 2017 and 2016, under the heading “Gains or losses on financial assets and liabilities held for trading, net” of the consolidated income statement, net amounts of negative €129 million and positive €253 million, respectively, were recognized for transactions with foreign exchange trading derivatives.

42.	Other operating income and expenses

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other operating income	June 2017	June 2016

Gains from sales of non-financial services	390	447

Of which: Real estate	251	296

Rest of other operating income	172	268

Of which: net profit from building leases	34	39
Total	562	716

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The breakdown of the balance under the heading “Other operating expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other operating expense	June 2017	June 2016

Change in inventories	266	312
Of Which: Real estate	218	258

Rest of other operating expenses	679	874
Total	945	1,186

43.	Insurance and reinsurance contracts incomes and expenses

The breakdown of the balance under the headings “Insurance and reinsurance contracts incomes and expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other operating income and expenses on insurance and reinsurance contracts	June 2017	June 2016

Income on insurance and reinsurance contracts	1,863	1,958

Expenses on insurance and reinsurance contracts	(1,295)	(1,446)
Total	568	512

The table below shows the contribution of each insurance product to the Group’s income for the six months ended June 30, 2017 and 2016:

	Millions of Euros
Income by type of insurance product	June 2017	June 2016
Life insurance	357	282
Individual	199	120
Savings	38	2
Risk	161	118
Group insurance	158	162
Savings	1	14
Risk	157	148
Non-Life insurance	211	230
Home insurance	48	77
Other non-life insurance products	163	153
Total	568	512

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

44.	Administration costs

44.1	Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of euros
Personnel Expenses	Notes	June 2017	June 2016
Wages and salaries		2,590	2,587
Social security costs		394	403
Defined contribution plan expense	25	52	45
Defined benefit plan expense	25	32	34
Other personnel expenses		256	255
Total		3,324	3,324

The breakdown of the average number of employees in the BBVA Group in the six months ended June 30, 2017 and 2016 by professional categories and geographical areas is as follows:

	Average Number of Employees
Average Number of Employees by Geographical Areas	June 2017	June 2016
Spanish banks

Management Team	1,021	1,039
Other line personnel	22,280	23,382
Clerical staff	3,109	4,044
Branches abroad	618	747
Subtotal	27,028	29,212
Companies abroad

Mexico	30,567	29,969
United States	9,425	9,951
Turkey	23,426	23,897
Venezuela	4,553	5,175
Argentina	6,220	5,926
Colombia	5,454	5,734
Peru	5,556	5,395
Other	5,442	4,802
Subtotal	90,643	90,849
Pension fund managers	361	325
Other non-banking companies	14,893	17,077
Total	132,924	137,463
Of Which:
Men	60,873	63,053
Women	72,051	74,410
Of Which:
BBVA, S.A.	27,028	25,077

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The breakdown of the number of employees in the BBVA Group as of June 30, 2017 and 2016 by category and gender is as follows:

Number of Employees at the period end	June 2017		June 2016
Professional Category and Gender	Male	Female	Male	Female

Management Team	1,275	344	1,389	353

Other line personnel	38,173	38,949	38,881	38,978

Clerical staff	21,126	32,454	22,770	34,939
Total	60,574	71,747	63,040	74,270

44.1.1	Share-based employee remuneration

The amounts recognized under the heading “Administration costs - Personnel expenses - Other personnel expenses” in the consolidated income statements for the six months ended June 30, 2017 and 2016 corresponding to the plans for remuneration based on equity instruments in each year, amounted to €21 and €20 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Shareholders’ funds - Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group’s remuneration plans based on equity instruments are described below.

System of Variable Remuneration in Shares

In BBVA, the annual variable remuneration applying generally to all employees consists of one incentive, to be paid in cash, awarded once a year and linked to the achievement of predetermined objectives and to a sound risk management based on the design of incentives that are aligned with the company’s long-term interests, taking into account current and future risks (hereinafter, the “Annual Variable Remuneration”).

Notwithstanding the foregoing, the remuneration policy for BBVA Group, in force until 2016, had a specific settlement and payment system for the Annual Variable Remuneration applicable to those employees and senior managers, including the executive directors and members of BBVA Senior Management, whose professional activities may have a significant impact on the Group’s risk profile or perform control functions (hereinafter, the “Identified Staff”), which included, among others, the payment in shares of part of their Annual Variable Remuneration.

This remuneration policy was approved, with respect to BBVA directors, by the Annual General Shareholders’ Meeting held on March 13, 2015.

The specific rules of the settlement and payment system of 2016 Annual Variable Remuneration for executive directors and members of the Senior Management are described in Note 54, while the rules listed below were applicable to the rest of the Identified Staff:

●	The Annual Variable Remuneration of Identified Staff members would be paid in equal parts in cash and in BBVA shares.

●

The payment of 40% of the Annual Variable Remuneration, both in cash and in shares, would be deferred in its entirety for a three–year period. Its accrual and payment would be subject to compliance with certain multi-year performance indicators related to the share performance and the Group’s fundamental control and risk management metrics regarding solvency, liquidity and profitability, which would be calculated over the deferral period (hereinafter “Multi-year Performance Indicators”). These Multi-year Performance Indicators could lead to a reduction in the amounts deferred, and might even bring it down to zero, but they would not be used under any circumstances to increase the aforementioned deferred remuneration.

●

All the shares delivered pursuant to the rules indicated above would be withheld for a period of one year from the date of delivery. This withholding would be applied over the net amount of the shares, after discounting the necessary part to pay any tax accruing on the shares received.

●	A prohibition was also established against hedging, both regarding vested shares that were withheld and shares whose delivery was pending.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

●

Moreover, circumstances were established under which the payment of the deferred Annual Variable Remuneration could be limited or impeded (“malus” clauses), as well as the adjustment to update these deferred parts.

●

Finally, the variable component of the remuneration corresponding to a financial year for the Identified Staff would be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the General Meeting resolved to increase such limit which, in any event, could not exceed 200% of the fixed component of total remuneration.

In this regard, the Annual General Meetings held on 2014 and 2015 resolved, in line with applicable legislation, the application of the maximum level of variable remuneration up to 200% of the fixed remuneration for a specific group of employees whose professional activities have a material impact on the Group’s risk profile or are engaged in control functions, and to enlarge this group, whose variable remuneration will be subject to the maximum threshold of 200% of the fixed component of their total remuneration, respectively. This is entirely consistent with the Recommendations Report issued by the BBVA’s Board of Directors on February 3, 2015.

According to the settlement and payment scheme mentioned above, during the first semester of 2017, members of the Identified Staff received 6,481,409 shares corresponding to the initial payment of 2016 Annual Variable Remuneration to be delivered in shares.

Additionally, the remuneration policy prevailing until 2014 provided for a specific settlement and payment scheme for the variable remuneration of the Identified Staff that established a three-year deferral period for the Annual Variable Remuneration, being the deferred amount paid in thirds over this period.

According to this prior scheme, during the first semester of 2017, the members of the Identified Staff received the shares corresponding to the deferred parts of the Annual Variable Remuneration in shares from previous years, and their corresponding adjustments in cash, were delivered to the beneficiary members of the Identified Staff, resulting in (i) a total amount of 943,955 shares corresponding to the second deferred third of the 2014 Annual Variable Remuneration and €697,583 as adjustments for updates of the shares granted; and (ii) a total amount of 437,069 shares corresponding to the last deferred third of the 2013 Annual Variable Remuneration and €501,318 in adjustments for updates.

Additionally, in line with specific regulation applicable in Portugal and Brazil, BBVA identifies those employees that, according to local regulators, should be subject to a specific settlement and payment scheme of the Annual Variable Remuneration.

According to this regulation, during the first semester 2017 a number of 49,798 shares corresponding to the initial payment of 2016 Annual Variable Remuneration were delivered to these beneficiaries.

Additionally, during the first semester 2017 the shares corresponding to the deferred parts of the Annual Variable Remuneration and their corresponding adjustments in cash, were delivered to these beneficiaries, giving rise in 2017, of a total of 10,485 shares corresponding to the first deferred third of the 2015 Annual Variable Remuneration, and €3,869 as adjustments for updates of the shares granted; a total of 7,201 shares corresponding to the second third of the 2014 Annual Variable Remuneration, and €5,322 as adjustments for updates of the shares granted; and a total of 5,757 shares corresponding to the final third of the 2013 Annual Variable Remuneration, and €6,603 as adjustments for updates of the shares granted.

Additionally, BBVA Compass’ remuneration structure included a long-term incentive programme in shares for employees in certain key positions. This plan is applicable for a three-year term and consisted in the delivery of a number of shares to its beneficiaries, subject to their permanence in the company for a period of three years.

During the first semester of 2017, a number of 331,111 shares corresponding to this programme were delivered.

Remuneration policy applicable from 2017 onwards

The Bank has modified its remuneration policy applicable to the Identified Staff and to BBVA Directors for the years 2017, 2018 and 2019, aimed at improving alignment with new regulatory requirements, best market practices and BBVA’s organization and internal strategy. This policy was approved, with respect to Identified Staff, by the Board of Directors held in 9 February 2017, and, with respect to BBVA directors, by the General Shareholders’ Meeting held on March 17, 2017.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The new remuneration policy includes a specific settlement and payment system of the Annual Variable Remuneration applicable to the Identified Staff, including directors and senior management, under the following rules, among others:

●

A significant percentage of variable remuneration – 60% in the case of executive directors, Senior Management and those Identified Staff members with particularly high variable remuneration, and 40% for the rest of the Identified Staff– shall be deferred over a five- year period, in the case of executive directors and Senior Management, and over a three-year period, for the remaining Identified Staff.

●

50% of the variable remuneration of each year (including both upfront and deferred portions), shall be established in BBVA shares, albeit a larger proportion (60%) in shares shall be deferred in the case of executive directors and Senior Management.

●

The variable remuneration will be subject to ex ante adjustments, so that it will not be accrued, or will be accrued in a reduced amount, should a certain level of profit or capital ratio not be obtained. Likewise, the Annual Variable Remuneration will be reduced upon performance assessment in the event of negative evolution of the Bank’s results or other parameters such as the level of achievement of budgeted targets.

●

The deferred component of the variable remuneration (in shares and in cash) may be reduced in its entirety, yet not increased, based on the result of multi-year performance indicators aligned with the Bank’s fundamental risk management and control metrics, related to the solvency, capital, liquidity, funding or profitability, or to the share performance and recurring results of the Group.

●

During the entire deferral period (5 or 3 years, as applicable) and retention period, variable remuneration shall be subject to malus and clawback arrangements, both linked to a downturn in financial performance of the Bank, specific unit or area, or individual, under certain circumstances.

●	All shares shall be withheld for a period of one year after delivery, except for those shares required to honor the payment of taxes.

●	No personal hedging strategies or insurance may be used in connection with remuneration and responsibility that may undermine the effects of alignment with sound risk management

●

The deferred amounts in cash subject to multi-year performance indicators that are finally paid shall be subject to updating, in the terms determined by the Bank’s Board of Directors, upon proposal of the Remunerations Committee, whereas deferred amounts in shares shall not be updated.

●

Finally, the variable component of the remuneration of the Identified Staff members shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the General Meeting resolves to increase this percentage up to 200%.

In this regard, the General Meeting held on March, 17 2017 resolved to increase the maximum level of variable remuneration to 200% of the fixed component for a number of risk takers (replacing the previous ones), in the terms indicated in the Report of Recommendations issued for this purpose by the Board of Directors dated 9 February 2017.

In accordance with the new remuneration policy applicable to the Identified Staff, malus and clawback arrangements will be applicable to the Annual Variable Remuneration awarded as of the year 2016, inclusive, for each member of the Identified Staff.

The first disbursement in shares under this new policy will be the upfront payment of the 2017 Annual Variable Remuneration to be paid in shares, which will take place in the first half of 2018.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

44.2	Other administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Administrative Expenses	June 2017	June 2016
Technology and systems	342	333
Communications	149	151
Advertising	186	205
Property, fixtures and materials	528	547
Of which: Rent expenses (*)	299	313
Taxes other than income tax	237	228
Other expenses	833	855
Total	2,275	2,319

(*)	The consolidated companies do not expect to terminate the lease contracts early.

45.	Depreciation

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Depreciation and amortization	Notes	June 2017	June 2016
Tangible assets	17	355	345
For own use		348	333
Investment properties		7	12
Assets leased out under operating lease		-	-
Other Intangible assets	18.2	357	344
Total		712	689

46.	Provisions or reversal of provisions

In the six months ended June 30, 2017 and 2016 the net provisions registered in this income statement line item were as follows:

	Millions of Euros
Provisions or reversal of provisions	Notes	June 2017	June 2016
Pensions and other post employment defined benefit obligations	25	212	195
Commitments and guarantees given		(81)	13
Pending legal issues and tax litigation		131	27
Other Provisions		102	27
Total		364	262

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

47.	Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss

The breakdown of Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss by the nature of those assets in the accompanying consolidated income statements is as follows:

		Millions of Euros
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	Notes	June 2017	June 2016
Financial assets measured at cost		-	-
Available-for-sale financial assets	12	(9)	133
Debt securities		(11)	125
Equity instruments		2	8
Loans and receivables	7.3.5	1,950	1,977
Of which: Recovery of written-off assets	7.3.5	238	263
Held to maturity investments		(1)	-
Total		1,941	2,110

48.	Impairment or reversal of impairment on non-financial assets

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

		Millions of Euros
Impairment or reversal of impairment on non-financial assets	Notes	June 2017	June 2016
Tangible assets	17	17	19
Intangible assets	18.2	10	-
Others	20	53	80
Total		80	99

49.	Gains (losses) on derecognized non financial assets and subsidiaries, net

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains or losses on derecognition of non financial assets and subsidiaries, net	June 2017	June 2016
Gains
Disposal of investments in non-consolidated subsidiaries	6	29
Disposal of tangible assets and other	44	32
Losses:
Disposal of investments in non-consolidated subsidiaries	(2)	-
Disposal of tangible assets and other	(19)	(24)
Total	30	37

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

50.	Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

		Millions of Euros
Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	Notes	June 2017	June 2016
Gains on sale of real estate		27	19
Impairment of non-current assets held for sale	21	(52)	(94)
Gains on sale of investments classified as non current assets held for sale		7	-
Gains on sale of equity instruments classified as non current assets held for sale		-	-
Total		(18)	(75)

51.	Consolidated statements of cash flows

Cash flows from operating activities decreased in the six months ended June 30, 2017 by €4,732 million (compared with a decrease of €1,387 million in June 30, 2016). The most significant reason for the change occurred under “Financial liabilities held for trading”.

The variances in cash flows from investing activities increased in the six months ended June 30, 2017 by €1,444 million (compared with a decrease of €1,703 million in June 30, 2016). The most significant reason for the change occurred under the heading “Held to maturity investments”.

The variances in cash flows from financing activities decreased in the six months ended June 30, 2017 by €1,173 million (compared with an increase of €53 million in June 30, 2016). The most significant reason for the change occurred under the heading “Subordinated liabilities”.

52.	Accountant fees and services

The details of the fees for the services contracted by entities of the BBVA Group in the six months ended June 30, 2017 with their respective auditors and other audit entities are as follows:

Millions of Euros
Fees for Audits Conducted and Other Related Services	June 2017
Audits of the companies audited by firms belonging to the KPMG worldwide organization and other reports related with the audit (*)	27.2

Other reports required by the supervisory bodies or tax and legal regulations issued of the countries in which the Group operates, reviewed by firms belonging to the KPMG worldwide organization	1.8

Fees for audits conducted by other firms	0.1

(*)	Including fees pertaining to annual legal audits (€22.8 million).

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

In the six months ended June 30, 2017, other entities in the BBVA Group contracted other services (other than audits) as follows:

Millions of Euros
Other Services Contracted	June 2017
Firms belonging to the KPMG worldwide organization	0.4

This total of contracted services includes the detail of the services provided by KPMG Auditores, S.L. to BBVA, S.A. or its controlled companies at the date of preparation of these consolidated financial statements as follows:

Millions of Euros
Fees for Audits Conducted (*)	June 2017
Legal audit of BBVA,S.A. or its under control	2.0
Limited Review of BBVA, S.A. or its companies under control	0.5
Reports related to issuances	0.1
Assurance jobs and other required by the regulator	0.2
Other	0.0

(*)	The fees for audits conducted by KPMG Auditors SL in this period came from services provided only to companies located in Spain.

The services provided by the auditors meet the independence requirements established under Audit of Accounts Law (Law 22/2015) and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they do not include the performance of any work that is incompatible with the auditing function.

53.	Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions. As of June 30, 2017 and 2016, the following are the transactions with related parties:

53.1	Transactions with significant shareholders

As of June 30, 2017 and 2016, there were no shareholders considered significant (see Note 26).

53.2	Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

	Millions of Euros
Balances arising from transactions with Entities of the Group	June 2017	December 2016
Assets:
Loans and advances to credit institutions	93	69
Loans and advances to customers	547	442
Liabilities:
Deposits from credit institutions	1	1
Customer deposits	453	533
Debt certificates	-	-
Memorandum accounts:
Financial guarantees given	1,141	1,586
Contingent commitments	96	42

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

	Millions of Euros
Balances of Income Statement arising from transactions with Entities of the Group	June 2017	June 2016
Income statement:
Financial incomes	12	15
Financial costs	-	-
Fee and Commission Income	2	4
Fee and Commission Expenses	27	27

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar commitments, as described in Note 25; and the futures transactions arranged by BBVA Group with these entities, associates and joint ventures.

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

53.3	Transactions with members of the Board of Directors and Senior Management

The information on the remuneration of the members of the BBVA Board of Directors and Senior Management is included in Note 54.

As of June 30, 2017 and December 31, 2016 there were no loans granted by the Group’s entities to the members of the Board of Directors. As of June 30, 2017 and December 31, 2016 the amount availed against the loans by the Group’s entities to the members of Senior Management (excluding the executive directors) amounted to €4,360 and €5,573 thousand, respectively.

As of June 30, 2017 and December 31, 2016 there were no loans granted to parties related to the members of the Board of Directors. As of June 30, 2017 and December 31, 2016 the amount availed against the loans to parties related to members of the Senior Management amounted to €94 and €98 thousand, respectively.

As of June 30, 2017 and December 31, 2016 no guarantees had been granted to any member of the Board of Directors.

As of June 30, 2017 and December 31, 2016 the amount availed against guarantees arranged with members of the Senior Management amounted to €28 thousand.

As of June 30, 2017 and December 31, 2016 the amount availed against commercial loans and guarantees arranged with parties related to the members of the Bank’s Board of Directors and the Senior Management amounted to €8 thousand.

53.4	Transactions with other related parties

In the six months ended June 30, 2017 and December 31, 2016 the Group did not conduct any transactions with other related parties that are not in the ordinary course of its business, which were carried out at arm’s-length market conditions and of marginal relevance; whose information is not necessary to give a true picture of the BBVA Group’s consolidated net equity, net earnings and financial situation.

54.	Remuneration and other benefits received by the Board of Directors and members of the Bank’s Senior Management

●	Remuneration of non-executive directors received in the first semester of 2017

The remuneration paid to the non-executive members of the Board of Directors during the first semester of 2017 is indicated below. The figures are given individually for each non-executive director and itemized:

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

	Thousands of Euros
Remuneration for non-executive directors	Board of Directors	Executive Committee	Audit & Compliance Committee	Risks Committee	Remunerations Committee	Appointments Committee	Technology and Cybersecurity Committee	Total
Tomás Alfaro Drake	64	-	36	-	4	51	21	176
José Miguel Andrés Torrecillas	64	-	89	53	-	20	-	227
José Antonio Fernández Rivero	64	83	-	-	21	-	4	173
Belén Garijo López	64	-	36	-	27	-	-	127
Sunir Kumar Kapoor	64	-	-	-	-	-	21	86
Carlos Loring Martínez de Irujo	64	83	-	53	4	-	-	205
Lourdes Máiz Carro	64	-	36	-	4	20	-	124
José Maldonado Ramos	64	83	-	9	-	20	-	177
Juan Pi Llorens	64	-	36	18	45	-	21	184
Susana Rodríguez Vidarte	64	83	-	53	-	20	-	222
Total (1)	644	334	232	187	104	132	68	1,700

(1)	Includes the amounts for the memberships of the different committees during the first semester of 2017. The composition of these committees was modified on May 31, 2017.

In addition, José Luis Palao García-Suelto and James Andrew Stott, who ceased as directors on March 17, 2017 and May 31, 2017, respectively, received a total amount of €70 thousand and €178 thousand, respectively, as members of the Board of Directors and of the different Board Committees.

Moreover, during the first semester of 2017, €122 thousand has been paid in healthcare and casualty insurance premiums for the non-executive members of the Board of Directors.

●	Remuneration of executive directors received in the first semester of 2017

During the first semester of 2017, the executive directors have received the amount of fixed remuneration corresponding to the first six months of the year according to the new Remuneration Policy for BBVA Directors approved by the General Meeting held on March 17, 2017 by a majority of 96.54%. This new Policy is applicable for financial years 2017, 2018 and 2019.

Additionally, the executive directors have received the annual variable remuneration corresponding to 2016 which payment vested during the first quarter of the year 2017, according to the settlement and payment system under the former remuneration policy for directors approved by the General Meeting held on March 13, 2015. This settlement and payment system provided that:

●	The annual variable remuneration would be paid in equal parts in cash and in BBVA shares.

●

50% of the annual variable remuneration, both in cash and in shares, would be deferred in its entirety for a three-year period, its accrual and vesting subject to compliance with a series of multi-year indicators.

●

All the shares delivered pursuant to the rules indicated above would be withheld for a one-year period from the date of delivery. This withholding would be applied to the net amount of the shares, after discounting the amount necessary to honor the payment of taxes accruing on the shares received.

●	A prohibition against hedging was also established, both regarding withheld vested shares and shares pending delivery.

●	The deferred parts of the annual variable remuneration would be subject to updating under the terms established by the Board of Directors.

●

The variable component of the remuneration corresponding to a financial year would be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the General Meeting resolved to increase such percentage up to 200%.

Furthermore, following approval of the new Remuneration Policy for BBVA Directors by the 2017 General Meeting, the annual variable remuneration awarded as of the year 2016, inclusive, would be subject to arrangements for the reduction (“malus”) and recoupment (“clawback”) of variable remuneration during the entire deferral and retention period.

Likewise, in accordance with the settlement and payment system of the annual variable remuneration of 2014 and 2013, pursuant to the applicable policy for said years, the executive directors have received the deferred parts of the annual variable remuneration from those years, which vested in the first quarter of year 2017.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Pursuant to the above, the remuneration paid to the executive directors during the first semester of 2017 is shown below. The figures are given individually for each executive director and itemized:

	Thousands of Euros
Remuneration of executive directors	Fixed remuneration	2016 annual variable remuneration in cash (1)	Deferred variable remuneration in cash from previous years (2)	Total cash	2016 annual variable remuneration in BBVA shares (1)	Deferred variable remuneration in BBVA shares	Total shares
Group Executive Chairman	1,237	734	622	2,594	114,204	66,947	181,151
Chief Executive Officer	983	591	182	1,755	91,915	19,703	111,618
Head of Global Economics, Regulation & Public
Affairs (“Head of GERPA”)	417	89	50	555	13,768	5,449	19,217
Total	2,637	1,414	853	4,904	219,887	92,099	311,986

(1)	Amounts corresponding to 50% of 2016 annual variable remuneration.

(2)

Amounts corresponding to the sum of the deferred parts of the annual variable remuneration from previous years (2014 and 2013), and their respective updated cash adjustments, payment or delivery of which has been made in the first semester of 2017, in application of the settlement and payment system, as broken down below:

-  2nd third of deferred annual variable remuneration from 2014:

Under this item, the executive directors have received: €321 thousand and 37,392 BBVA shares in the case of the Group Executive Chairman; €101 thousand and 11,766 BBVA shares in the case of the CEO; and €32 thousand and 3,681 BBVA shares in the case of the executive director Head of GERPA.

-  3rd third of deferred annual variable remuneration from 2013:

Under this item, the executive directors have received: €301 thousand and 29,555 BBVA shares in the case of the Group Executive Chairman; €81 thousand and 7,937 BBVA shares in the case of the CEO; and €18 thousand and 1,768 BBVA shares in the case of the executive director Head of GERPA.

As of June 30, 2017, amounts corresponding to the deferred variable remuneration of financial years 2014 (last third), 2015 (50%) and 2016 (50%) are pending payment to executive directors, where applicable, in accordance with the conditions established in the settlement and payment system applicable in each year.

Likewise, during the first semester of 2017, executive directors have received payment in kind, which includes insurance premiums and others, for a total overall amount of €204 thousand, of which €16 thousand has been paid to the Group Executive Chairman; €112 thousand to the CEO; and €76 thousand to the executive director Head of GERPA.

●	Remuneration of the members of the Senior Management received in the first semester of 2017

The remuneration paid during the first semester of 2017 to members of BBVA’s Senior Management as a whole, excluding executive directors, is shown below (itemized):

	Thousands of Euros
Remuneration of members of the Senior Management	Fixed remuneration	2016 annual variable remuneration in cash (1)	Deferred variable remuneration in cash from previous years (2)	Total cash	2016 annual variable remuneration in BBVA shares (1)	Deferred variable remuneration in BBVA shares	Total shares

Total Members of the Senior Management (*)	7,802	2,869	1,016	11,687	441,596	110,105	551,701

(*) This section includes aggregate information regarding the members of BBVA Group Senior Management, excluding executive directors, who were members of the Senior Management as at June 30, 2017 (15 members).

(1) Amounts corresponding to 50% of 2016 annual variable remuneration.

(2) Amounts corresponding to the sum of the deferred parts of the annual variable remuneration from previous years (2014 and 2013), and their respective updated cash adjustments, payment or delivery of which has been made in the first semester of 2017 to the members of the Senior Management who had this right, as broken down below:

-  2nd third of deferred annual variable remuneration from 2014:

An aggregate amount of €555 thousand and 64,873 BBVA shares.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

-   3rd third of deferred annual variable remuneration from 2013:

An aggregate amount of € 461 thousand and 45,232 BBVA shares.

As of June 30, 2017, amounts corresponding to the deferred variable remuneration of financial years 2014 (last third), 2015 (50%) and 2016 (50%) are pending payment, where applicable, to members of the Senior Management as a whole, in accordance with the settlement and payment system applicable in said years to each member.

Moreover, during the first semester of 2017, members of the Senior Management as a whole, excluding executive directors, have received payment in kind, which includes insurance premiums and others, for a total overall amount of €468 thousand.

●	Remuneration system in shares with deferred delivery for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Meeting held on March 18, 2006 and extended by resolutions of the General Meeting held on March 11, 2011 and on March 11, 2016, for a further five-year period in each case.

This system is based on the annual allocation to non-executive directors of a number of “theoretical shares”, equivalent to 20% of the total remuneration in cash received by each director in the previous year, according to the average closing prices of the BBVA share during the sixty trading sessions prior to the Annual General Meeting approving the corresponding financial statements for each year.

These shares will be delivered to each beneficiary, where applicable, on the date they cease in their position as directors for any reason other than serious breach of their duties.

The number of “theoretical shares” allocated in the first semester of 2017 to each non-executive director beneficiary of the remuneration system in shares with deferred delivery, corresponding to 20% of the total remuneration received in cash by said directors in 2016, is as follows:

	Theoretical shares allocated in 2017	Theoretical shares accumulated to 30th June 2017
Tomás Alfaro Drake	10,630	73,082
José Miguel Andrés Torrecillas	14,002	23,810
José Antonio Fernández Rivero	11,007	102,053
Belén Garijo López	7,313	26,776
Sunir Kumar Kapoor	4,165	4,165
Carlos Loring Martínez de Irujo	11,921	86,891
Lourdes Máiz Carro	7,263	15,706
José Maldonado Ramos	10,586	67,819
Juan Pi Llorens	10,235	42,609
Susana Rodríguez Vidarte	13,952	92,558
Total (1)	101,074	535,469

(1)

In addition, in the first semester of 2017, 8,752 theoretical shares were allocated to José Luis Palao García-Suelto and 10,226 theoretical shares were allocated to James Andrew Stott, who ceased as directors on March 17, 2017 and on May 31, 2017 respectively.

●	Pension commitments

The Bank has undertaken pension commitments in favor of the Chief Executive Officer and the executive director Head of GERPA, in accordance with the Bylaws, the Remuneration Policy for BBVA Directors and their respective contracts entered into with the Bank, which include a pension scheme to cover retirement, disability and death.

With respect to the Chief Executive Officer, the Remuneration Policy for BBVA Directors, approved by the 2017 General Meeting, provides for a new benefits framework which entails a change of the former defined-benefit scheme to a defined-contribution scheme, according to which the Chief Executive Officer is entitled, provided he does not leave his position as Chief Executive Officer due to serious breach of duties, to a retirement benefit when he reaches the legal age established for these purposes, which amount shall result from the funds accumulated by the Bank until December 2016 for pension commitments under his previous scheme and the

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

sum of the annual contributions made by the Bank as of January 1, 2017, to cover said benefit under the new pension scheme, in addition to the corresponding accumulated yields.

The amount determined as annual fixed contribution to cover the retirement benefit under the new defined-contribution scheme for the Chief Executive Officer amounts to €1,642 thousand, amount which shall be updated in the same proportion as the annual fixed remuneration for the Chief Executive Officer in the terms established in the Remuneration Policy for BBVA Directors, approved by the 2017 General Meeting.

In the event the contractual relationship terminates before he reaches the retirement age, for reason other than serious breach of duties, the retirement benefits corresponding to the Chief Executive Officer when he reaches the retirement age shall be calculated solely on the basis of the contributions made by the Bank up to the termination date in addition to the corresponding accumulated yields, with no additional contributions to be made by the Bank.

Pursuant to the new Remuneration Policy for BBVA Directors, 15% of the annual contributions made from the year 2016 onwards to cover pension commitments shall be based on variable components and be considered “discretionary pension benefits”, subject to share delivery, retention and clawback conditions as determined in applicable regulations, as well as to those conditions of variable remuneration applicable pursuant to said Policy.

In accordance with the new Remuneration Policy for BBVA Directors, during the first semester of 2017, €804 thousand has been recorded to cover pension commitments undertaken with the Chief Executive Officer, amount which covers the contributions for retirement, disability and death, with the total accumulated fund to cover retirement commitments standing at €16,605 thousand.

As regards the executive director Head of GERPA, the pension scheme established in the Remuneration Policy for BBVA Directors, approved by the 2017 General Meeting, provides for a defined-contribution regime amounting to 30% of his annual fixed remuneration each financial year as of January 1, 2017.

Pursuant to the foregoing, the executive director Head of GERPA shall be entitled, when he reaches the retirement age, to the benefits arising from the contributions made by the Bank to cover such pension commitments, plus the corresponding accumulated yields up to that date, provided he does not leave his position due to serious breach of his duties. In the event of voluntary termination of contractual relationship before he reaches the retirement age, benefits shall be limited to 50% of the contributions made by the Bank to that date, plus the corresponding accumulated yields, with the Bank’s contributions ceasing upon leave of directorship.

As in the case of the Chief Executive Officer, and in application of the Remuneration Policy for BBVA Directors, as approved by the 2017 General Meeting, 15% of the annual contributions made from the year 2016 onwards to cover pension commitments shall be based on variable components and be considered “discretionary pension benefits”, subject to share delivery, retention and clawback conditions as determined in applicable regulations, as well as to those conditions of variable remuneration applicable pursuant to said Policy.

Therefore, in accordance with the new Remuneration Policy for BBVA Directors, during the first semester of 2017, €178 thousand has been recorded to cover pension commitments undertaken with the executive director Head of GERPA, amount which covers the contributions for retirement, disability and death, with the total accumulated fund to cover retirement commitments standing at €726 thousand.

There are no other pension obligations undertaken in favor of other executive directors.

During the first semester of 2017, €3,001 thousand has been recorded to cover pension commitments undertaken with members of the Senior Management, excluding executive directors, amount which covers the contributions for retirement, disability and death, with the total accumulated fund to cover retirement commitments standing at €53,526 thousand.

Likewise, in accordance with the Remuneration Policy for BBVA’s Identified Staff, 15% of the annual contributions made from the year 2016 onwards to cover pension commitments for the members of the Senior Management shall be based on variable components and be considered “discretionary pension benefits”, subject to share delivery, retention and clawback conditions as determined in applicable regulations, as well as to those conditions of variable remuneration applicable pursuant to said Policy.

●	Extinction of contractual relationship

In accordance with the Remuneration Policy for BBVA Directors, approved by the 2017 General Meeting, the Bank has no commitments to pay severance indemnity to executive directors.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

The new contractual framework for the Chief Executive Officer and the executive director Head of GERPA includes a post-contractual non-compete agreement for a period of two years after they cease as BBVA executive directors, in accordance to which they shall receive remuneration in an amount equivalent to two times their annual fixed remuneration, which shall be paid periodically through monthly payments over course of the two years of non-competition, provided that leave of directorship is not due to death, retirement, disability or serious breach of duties.

55.	Other information

55.1	Environmental impact

Given the activities BBVA Group entities engage in, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of June 30, 2017, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information report pursuant to Ministry of Economy Order JUS/206/2009 dated January 28, and consequently no specific disclosure of information on environmental matters is included in these financial statements.

55.2	Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

The table below presents the dividends per share paid in cash during the six months ended June 30, 2017 and 2016 (cash basis dividend, regardless of the year in which they were accrued, but without including other shareholder remuneration, such as the “Dividend Option”). See Notes 4 and 22.4 for a complete analysis of all remuneration awarded to shareholders during the six months ended June 30, 2017 and 2016.

	June 2017			June 2016
Dividends Paid (“Dividend Option” not included)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	16%	0.08	525	16%	0.08	509
Rest of shares	-	-	-	-	-	-
Total dividends paid in cash	16%	0.08	525	16%	0.08	509
Dividends with charge to income	16%	0.08	525	16%	0.08	509
Dividends with charge to reserve or share premium	-	-	-	-	-	-
Dividends in kind	-	-	-	-	-	-

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

Earnings and ordinary income by operating segment

The detail of the consolidated profit for the six months ended June 30, 2017 and 2016 for each operating segment is as follows:

	Millions of Euros
Profit Attributable by Operating Segments	June 2017	June 2016
Banking Activity in Spain	670	621
Non Core Real Estate	(191)	(207)
United States	297	178
Mexico	1,080	968
Turkey	374	324
South America	404	394
Rest of Eurasia	73	75
Subtotal operating segments	2,707	2,352
Corporate Center	(401)	(520)
Profit attributable to parent company	2,306	1,832
Non-assigned income	-	-
Elimination of interim income (between segments)	-	-
Other gains (losses) (*)	607	639
Income tax and/or profit from discontinued operations	1,120	920
Operating profit before tax	4,033	3,391

(*)	Profit attributable to non-controlling interests.

Interest income by geographical area

The breakdown of the balance of “Interest Income” in the accompanying consolidated income statements by geographical area is as follows:

	Millions of Euros
Interest Income Breakdown by Geographical Area	June 2017	June 2016
Domestic	2,575	2,882
Foreign	11,730	10,820
European Union	251	283
Other OECD countries	9,175	8,330
Other countries	2,304	2,206
Total	14,305	13,702
Of which BBVA, S.A. :
Domestic	2,238	2,303
Foreign	182	154
European Union	79	73
Other OECD countries	54	38
Other countries	49	43
Total	2,420	2,457

56.	Subsequent events

From January 1, 2017 to the date of preparation of these interim consolidated financial statements, no other subsequent events not mentioned above in these interim financial statements have taken place that could significantly affect the Group’s earnings or its equity position.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish-language version prevails.

57.	Explanation added for translation into English

These accompanying interim consolidated financial statements are presented on the basis of IFRS, as adopted by the European Union. Certain accounting practices applied by the Group that conform to EU-IFRS may not conform to other generally accepted accounting principles.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Appendices

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group

Additional Information on Consolidated Subsidiaries and consolidated structured entities composing the BBVA Group
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.17	Liabilities 30.06.17	Equity 30.06.17	Profit (Loss) 30.06.17
4D INTERNET SOLUTIONS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	20	21	1	21	(1)
ACTIVOS MACORP, S.L. (**)	SPAIN	REAL ESTATE	50.63	49.37	100.00	19	114	94	3	16
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	14	26	12	14	-
ALGARVETUR, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	23	(22)	(1)
AMERICAN FINANCE GROUP, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	18	18	-	18	-
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	43	434	413	56	(35)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	IN LIQUIDATION	-	100.00	100.00	-	1	-	-	-
ANIDA GRUPO INMOBILIARIO, S.L. (**)	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	-	1,443	1,836	(161)	(232)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	161	126	-	125	1
ANIDA OPERACIONES SINGULARES, S.A. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	3,982	4,222	(99)	(141)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	99	111	12	98	1
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	29	101	95	8	(2)
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	11	6	5	-
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	3	2	1	-
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	-	100.00	203	318	98	215	5
AREA TRES PROCAM, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	857	857	-	857	-
ARRAHONA AMBIT, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	65	101	(37)	1
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	53	226	87	133	6
ARRAHONA NEXUS, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	209	317	(109)	1
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	11	-	9	1
ARRELS CT FINSOL, S.A. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	250	337	(91)	4
ARRELS CT LLOGUER, S.A. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	54	62	(13)	4
ARRELS CT PATRIMONI I PROJECTES, S.A. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	93	125	(36)	4
ARRELS CT PROMOU, S.A. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	39	52	(12)	(1)
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	-	99.95	1	1	-	1	-
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	100.00	-	100.00	240	3,839	3,606	221	13
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	-	68.19	68.19	796	18,425	17,258	1,093	74
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	-	100.00	110	2,926	2,737	178	12
BANCO CONTINENTAL, S.A.	PERU	BANKING	-	46.12	46.12	862	19,772	17,903	1,688	182
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	-	99.93	99.93	97	186	3	120	63
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	17	18	-	18	-
BANCO PROVINCIAL OVERSEAS N.V.	CURAÇAO	BANKING	-	100.00	100.00	49	415	366	48	1
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	82	768	677	100	(9)
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	12	24	12	9	2
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	2	1	1	-
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	52	124	71	46	6
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	79	1,026	400	599	27
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	COLOMBIA	INSURANCES SERVICES	-	100.00	100.00	-	-	-	-	-

(*) Information on foreign companies at exchange rate on June 30, 2017

(**) These companies have equity loans from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(***) This company has an equity loan from ANIDA GRUPO INMOBILIARIO, S.L.

(****) These companies have an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.17	Liabilities 30.06.17	Equity 30.06.17	Profit (Loss) 30.06.17
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	3	3	1	1	2
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	11	13	2	8	3
BBVA ASSET MANAGEMENT CONTINENTAL S.A. SAF	PERU	FINANCIAL SERVICES	-	100.00	100.00	13	14	1	11	2
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	24	35	11	21	4
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	OTHER INVESTMENT COMPANIES	17.00	83.00	100.00	38	152	98	36	18
BBVA AUTOMERCANTIL, COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS,LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	5	18	14	5	-
BBVA AUTORENTING, S.A.	SPAIN	SERVICES	100.00	-	100.00	69	461	410	45	6
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.61	30.34	75.95	157	8,608	7,711	819	78
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	16	33	16	9	7
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	151	346	196	147	3
BBVA BANCOMER SEGUROS SALUD, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	23	33	10	21	2
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	32	127	95	27	5
BBVA BANCOMER, S.A.,INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	8,241	90,655	82,415	7,295	945
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	-	100.00	16	36	5	29	1
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	INSURANCES SERVICES	99.94	0.06	100.00	-	25	13	9	3
BBVA BROKER, S.A.	ARGENTINA	INSURANCES SERVICES	-	95.00	95.00	-	-	-	-	-
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	77.41	18.06	95.47	355	15,634	14,423	1,139	71
BBVA COMPASS BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	11,703	11,486	129	11,101	256
BBVA COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	223	474	252	231	(9)
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	INSURANCES SERVICES	-	100.00	100.00	26	28	2	22	4
BBVA COMPASS PAYMENTS, INC	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	67	67	-	58	9
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	12	160	96	46	18
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	-	100.00	100.00	-	2	-	2	-
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	-	100.00	100.00	4	5	-	5	-
CONSUMER FINANCE - EDPYME)	PERU	FINANCIAL SERVICES	-	100.00	100.00	19	115	97	18	-
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	INSURANCES SERVICES	-	100.00	100.00	4	9	5	-	4
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER	-	100.00	100.00	61	570	508	57	4
BBVA DATA & ANALYTICS, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	5	2	2	1
BBVA DINERO EXPRESS, S.A.U	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	2	6	2	4	-
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	INSURANCES SERVICES	-	100.00	100.00	4	4	-	3	1
BBVA EMISORA, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	64	75	-	75	-
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	-	100.00	100.00	10	56	46	10	-
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	100.00	-	100.00	4	19	15	4	-
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	8	14	3	4	6
BBVA FRANCES VALORES, S.A.	ARGENTINA	SECURITIES DEALER	-	100.00	100.00	5	7	2	5	-
BBVA FUNDOS, S.GESTORA FUNDOS PENSOES,S.A.	PORTUGAL	PENSION FUNDS MANAGEMENT	-	100.00	100.00	1	18	-	17	1
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	179	175	4	-
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	1,901	1,901	1	-
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	-	68.11	68.11	4	43	37	7	-
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	40	315	269	45	1

(*) Information on foreign companies at exchange rate on June 30, 2017

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.17	Liabilities 30.06.17	Equity 30.06.17	Profit (Loss) 30.06.17
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	37	36	1	-
BBVA INVERSIONES CHILE, S.A.	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	483	1,625	3	1,518	104
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	176	445	252	191	2
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	204	248	1	209	38
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	INSURANCES SERVICES	-	100.00	100.00	10	138	116	16	6
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	-	100.00	-	-	-	-	-
BBVA OP3N S.L. (**)	SPAIN	SERVICES	-	100.00	100.00	-	2	2	-	-
BBVA OP3N, INC	UNITED STATES	SERVICES	-	100.00	100.00	1	2	1	3	(2)
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	-	100.00	23	1,779	1,610	155	14
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	13	63	33	27	3
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	-	1	-	1	-
BBVA PREVISION AFP S.A. ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	1	19	12	5	2
BBVA PROCUREMENT SERVICES AMERICA DEL SUR SpA	CHILE	SERVICES	-	100.00	100.00	6	8	3	6	-
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	-	100.00	100.00	899	910	11	918	(18)
BBVA RE DAC	IRELAND	INSURANCES SERVICES	-	100.00	100.00	39	84	42	40	2
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
BBVA RENTAS E INVERSIONES LIMITADA	CHILE	INVESTMENT COMPANY	-	100.00	100.00	257	259	1	221	36
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	90	642	547	95	-
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	179	2,426	2,247	171	8
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	77	60	13	4
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	412	312	77	23
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	-	100.00	100.00	64	201	136	60	5
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	99.96	-	99.96	1,039	18,713	17,457	1,095	161
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	3,921	3,920	1	-
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	SERVICES	-	100.00	100.00	1	6	5	-	1
BBVA SERVICIOS, S.A.	SPAIN	COMMERCIAL	-	100.00	100.00	-	9	2	7	-
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	-	97.49	97.49	26	81	54	25	2
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,744	1,743	1	-
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	67	1,057	948	105	3
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	13	36	34	13	(12)
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	-	-	-	-
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	-	100.00	100.00	3	3	-	4	(1)
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5	6	-	5	-
BEEVA TEC OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	1	1	-	-
BEEVA TEC, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	3	1	2	-
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	35	248	36	198	14
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	18	24	18	7	(1)
CAIXA MANRESA IMMOBILIARIA ON CASA, S.L. (***)	SPAIN	REAL ESTATE	100.00	-	100.00	-	2	5	(3)	-
CAIXA MANRESA IMMOBILIARIA SOCIAL, S.L. (***)	SPAIN	REAL ESTATE	100.00	-	100.00	-	4	4	-	-
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	1	76	74	2	-

(*) Information on foreign companies at exchange rate on June 30, 2017

(**) This company has an equity loan from BILBAO VIZCAYA HOLDING, S.A.

(***) These companies have an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.17	Liabilities 30.06.17	Equity 30.06.17	Profit (Loss) 30.06.17
CAIXASABADELL PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	91	90	1	-
CAIXASABADELL TINELIA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	41	41	-	41	-
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	13	13	-	13	-
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92	65	35	21	9
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	SECURITIES DEALER	-	100.00	100.00	32	44	12	20	12
CATALONIA GEBIRA, S.L. (**)(***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	4	8	(4)	-
CATALONIA PROMODIS 4, S.A. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	9	14	(5)	-
CATALUNYACAIXA ASSEGURANCES GENERALS, S.A.	SPAIN	INSURANCES SERVICES	100.00	-	100.00	42	49	25	22	2
CATALUNYACAIXA CAPITAL, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	101	106	10	96	-
CATALUNYACAIXA IMMOBILIARIA, S.A. (****)(*****)(******)	SPAIN	REAL ESTATE	100.00	-	100.00	112	201	130	74	(3)
CATALUNYACAIXA SERVEIS, S.A.	SPAIN	SERVICES	100.00	-	100.00	2	10	7	3	-
CB TRANSPORT ,INC.	UNITED STATES	INACTIVE	-	100.00	100.00	16	17	1	16	-
CDD GESTIONI, S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	5	6	-	6	-
CETACTIUS, S.L. (******)	SPAIN	REAL ESTATE	100.00	-	100.00	-	2	22	(20)	-
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	15	15	1	15	-
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	5	228	126	75	27
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53	62	2	60	-
CLUB GOLF HACIENDA EL ALAMO, S.L.	SPAIN	REAL ESTATE	-	97.87	97.87	-	-	-	-	-
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	-	50.00	50.00	-	1	1	-	-
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	2	8	6	2	1
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	INACTIVE	-	100.00	100.00	428	428	-	428	-
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	4	4	-	4	-
COMPASS BANK	UNITED STATES	BANKING	-	100.00	100.00	10,585	79,691	69,106	10,342	243
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	7,109	7,109	-	7,072	37
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	43	54	11	43	-
COMPASS INSURANCE TRUST	UNITED STATES	INSURANCES SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	6,209	6,209	-	6,172	37
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	71	71	-	71	-
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,769	2,801	32	2,741	27
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5,126	5,127	-	5,094	32
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	2	2	-	2	-
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS TRUST II	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	99.97	0.03	100.00	580	781	-	781	-
COMPLEMENTOS INNOVACIÓN Y MODA, S.L.	SPAIN	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
CONJUNT RESIDENCIAL FREIXA, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	1	(1)	-
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	-	2	2	-	-

(*) Information on foreign companies at exchange rate on June 30, 2017

(**) This company has an equity loan from ARRELS CT PATRIMONI I PROYECTES, S.A

(***) These companies have an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A

(****) These companies have an equity loan from EXPANSION INTERCOMARCAL, S.L.

(*****) This company has an equity loan from SATICEM IMMOBILIARIA, S.L.

(******) These companies have an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.17	Liabilities 30.06.17	Equity 30.06.17	Profit (Loss) 30.06.17
CONSORCIO DE CASAS MEXICANAS, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	99.99	99.99	3	16	13	3	-
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	6	-	6	-
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A.	PERU	SECURITIES DEALER	-	100.00	100.00	5	11	6	5	-
CONTINENTAL DPR FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	73	73	-	-
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.	PERU	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	9	4	5	-
COPROMED S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	510	1,617	4	1,578	35
CX PROPIETAT, FII	SPAIN	REAL ESTATE INVESTMENT COMPANY	67.98	-	67.98	35	52	-	60	(8)
DALLAS CREATION CENTER, INC	UNITED STATES	SERVICES	-	100.00	100.00	(3)	3	6	2	(4)
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SPAIN	SERVICES	-	51.00	51.00	-	3	2	-	1
DENIZEN FINANCIAL, INC	UNITED STATES	SERVICES	-	100.00	100.00	-	-	-	-	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	17	17	-	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	17	17	-	-
DISTRITO CASTELLANA NORTE, S.A.	SPAIN	REAL ESTATE	-	75.54	75.54	82	120	13	108	(1)
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	15	17	1	12	3
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	-	99.05	99.05	6	7	-	6	-
EL MILANILLO, S.A. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	10	8	1	7	-
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	3	6	3	3	-
ENTIDAD DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	OTHER HOLDING	-	99.86	99.86	15	19	-	19	-
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	9	9	-	9	-
ESPAIS SABADELL PROMOCIONS INMOBILIARIES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	7	8	-	8	-
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	-	51.00	51.00	-	-	-	-	-
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	88.24	-	88.24	2	43	4	38	2
EXPANSION INTERCOMARCAL, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	27	28	1	26	1
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	MEXICO	REAL ESTATE	-	42.40	42.40	1	1	-	1	-
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-	1	-
F/403035-9 BBVA HORIZONTES RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	-	-	-	-
FACILEASING EQUIPMENT, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	51	287	163	114	10
FACILEASING S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	104	717	622	86	9
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	3	-	2	-
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	47	47	-	45	2
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	MEXICO	REAL ESTATE	-	100.00	100.00	7	7	-	7	-
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	100.00	100.00	14	17	2	14	-
FIDEICOMISO LOTE 6.1 ZARAGOZA	COLOMBIA	REAL ESTATE	-	59.99	59.99	1	2	-	2	-
FIDEICOMISO N.989, EN THE BANK OF NEW YORK MELLON, S.A. INSTITUCION DE BANCA MULTIPLE, FIDUCIARIO (FIDEIC.00989 6 EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	112	112	(2)	2
FIDEICOMISO Nº 711, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	23	23	-	-
FIDEICOMISO Nº 752, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	12	12	-	-
FIDEICOMISO Nº 847, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	62	63	(1)	-
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	MEXICO	REAL ESTATE	-	100.00	100.00	5	13	8	6	-

(*) Information on foreign companies at exchange rate on June 30, 2017

(**) This company has an equity loan from ANIDA OPERACIONES SINGULARES, S.A.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group (Continued)
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.17	Liabilities 30.06.17	Equity 30.06.17	Profit (Loss) 30.06.17
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	-	100.00	-	-	-	-	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	118	122	4	112	5
FODECOR, S.L.	SPAIN	REAL ESTATE	-	60.00	60.00	-	1	-	-	-
FORUM COMERCIALIZADORA DEL PERU, S.A.	PERU	SERVICES	-	100.00	100.00	2	1	-	1	-
FORUM DISTRIBUIDORA DEL PERU, S.A.	PERU	FINANCIAL SERVICES	-	100.00	100.00	5	25	21	4	-
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	34	244	212	29	3
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	191	2,008	1,832	145	30
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	3	2	1	-
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	340	356	49	309	(1)
GARANTI BANK SA	ROMANIA	BANKING	-	100.00	100.00	276	2,034	1,765	252	17
GARANTI BILISIM TEKNOLOJISI VE TIC. TAS	TURKEY	SERVICES	-	100.00	100.00	26	20	3	15	1
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	3,221	3,221	-	-
GARANTI EMEKLILIK VE HAYAT AS	TURKEY	INSURANCES SERVICES	-	84.91	84.91	313	500	134	326	39
GARANTI FACTORING HIZMETLERI AS	TURKEY	FINANCIAL SERVICES	-	81.84	81.84	41	692	642	46	4
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	TURKEY	INSURANCES SERVICES	-	100.00	100.00	-	1	-	-	-
GARANTI FILO YONETIM HIZMETLERI A.S.	TURKEY	SERVICES	-	100.00	100.00	2	339	331	6	2
GARANTI FINANSAL KIRALAMA A.S.	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	243	1,308	1,065	230	13
GARANTI HIZMET YONETIMI A.S	TURKEY	FINANCIAL SERVICES	-	99.40	99.40	-	1	-	1	-
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	216	340	-	340	-
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	-	100.00	100.00	-	1	-	-	-
GARANTI KULTUR AS	TURKEY	SERVICES	-	100.00	100.00	-	1	-	-	-
GARANTI ODEME SISTEMLERI A.S.(GOSAS)	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	7	4	4	-
GARANTI PORTFOY YONETIMI AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	15	17	2	13	2
GARANTI YATIRIM MENKUL KIYMETLER AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	23	36	13	17	6
GARANTI YATIRIM ORTAKLIGI AS	TURKEY	INVESTMENT COMPANY	-	99.97	99.97	-	9	-	8	-
GARANTIBANK INTERNATIONAL NV	NETHERLANDS	BANKING	-	100.00	100.00	580	4,282	3,701	561	21
GARRAF MEDITERRANIA, S.A. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	1	14	13	-	1
GESCAT LLEVANT, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	14	17	(2)	-
GESCAT LLOGUERS, S.L. (****)	SPAIN	REAL ESTATE	100.00	-	100.00	-	6	17	(10)	(1)
GESCAT POLSKA, SP. ZOO	POLAND	REAL ESTATE	100.00	-	100.00	9	10	1	12	(3)
GESCAT SINEVA, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	3	(1)	-
GESCAT, GESTIO DE SOL, S.L. (****)	SPAIN	REAL ESTATE	100.00	-	100.00	-	29	43	(22)	8
GESCAT, VIVENDES EN COMERCIALITZACIO, S.L. (***) (****)	SPAIN	REAL ESTATE	100.00	-	100.00	-	217	629	(393)	(19)
GESTIO D’ACTIUS TITULITZATS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	3	4	-	3	-
		PENSION FUNDS
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	MANAGEMENT	60.00	-	60.00	9	28	4	21	3
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	-	100.00	100.00	1	2	1	2	-
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	-	100.00	100.00	2	18	6	10	2
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100.00	-	100.00	388	1,017	628	381	8
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	-	90.00	90.00	-	-	-	-	-
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.98	-	99.98	6,678	10,167	759	8,306	1,102

(*) Information on foreign companies at exchange rate on June 30, 2017

(**) This company has an equity loan from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

(***) These companies have equity loans from CATALUNYACAIXA IMMOBILIARIA, S.A.

(****) These companies have equity loans from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Additional Information on Consolidated Subsidiaries and strucuted entities composing the BBVA Group
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.17	Liabilities 30.06.17	Equity 30.06.17	Profit (Loss) 30.06.17
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	32	32	-	32	-
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	(40)	59	98	(39)	(1)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	41	41	-	41	-
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	11	11	-	11	-
HABITAT ZENTRUM, S.L.	SPAIN	REAL ESTATE	-	50.00	50.00	-	-	-	(6)	6
HABITATGES FINVER, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	2	(1)	-
HABITATGES INVERCAP, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	-	(1)	1
HABITATGES INVERVIC, S.L. (**)	SPAIN	REAL ESTATE	-	35.00	35.00	-	-	2	(14)	12
HABITATGES JUVIPRO, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	1	2	-	-
HOLAMUNO AGENTE DE SEGUROS VINCULADO, S.L.U. (****)	SPAIN	INSURANCES SERVICES	-	100.00	100.00	-	1	1	-	-
HOLVI PAYMENT SERVICE OY	FINLAND	FINANCIAL SERVICES	-	100.00	100.00	17	3	1	5	(3)
HOMEOWNERS LOAN CORPORATION	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	7	9	1	7	-
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	405	405	-	402	3
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	400	401	-	398	3
INMESP DESARROLLADORA, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	27	41	13	27	-
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A	PERU	REAL ESTATE	-	100.00	100.00	13	14	1	12	1
INNOVATION 4 SECURITY, S.L.	SPAIN	SERVICES	-	100.00	100.00	-	4	1	3	(1)
INPAU, S.A. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	1	42	42	2	(2)
INVERAHORRO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	11	86	74	13	(1)
INVERCARTERA INTERNACIONAL, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	8	8	-	8	-
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	3	8	5	3	1
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	INVESTMENT COMPANY	48.00	-	48.00	16	52	2	49	1
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	-	100.00	1	-	-	-	-
INVERSIONES DE INNOVACION EN SERVICIOS FINANCIEROS, S.L. (****)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	40	71	30	41	-
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	-	60.46	60.46	-	-	-	-	-
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	8	9	-	8	-
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	-	2	17	(15)	-
IRIDION SOLUCIONS IMMOBILIARIES, S.L. (******)	SPAIN	REAL ESTATE	100.00	-	100.00	-	2	129	(125)	(2)
JALE PROCAM, S.L.	SPAIN	REAL ESTATE	-	50.00	50.00	-	4	44	(40)	-
L’EIX IMMOBLES, S.L. (***) (*******)	SPAIN	REAL ESTATE	-	100.00	100.00	-	19	25	(7)	-
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,110	1,110	-	1,107	3
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	-	100.00	100.00	5	2	-	1	-
MICRO SPINAL LLC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	7	7	-	7	-
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	38	166	142	22	2
MOTORACTIVE MULTISERVICES SRL	ROMANIA	SERVICES	-	100.00	100.00	-	13	13	-	-
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	1	1	-	-
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	1	2	1	1	-

(*) Information on foreign companies at exchange rate on June 30, 2017

(**) These companies have equity loans INVERPRO DESENVOLUPAMENT, S.L.

(***) These companies have equity loans UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A

(****) These companies have equity loans BILBAO VIZCAYA HOLDING, S.A.

(*****) This company has an equity loan from CATALUNYACAIXA IMMOBILIARIA, S.A.

(******) This company has an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(*******) This company has an equity loan from PROMOTORA DEL VALLES, S.L.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.17	Liabilities 30.06.17	Equity 30.06.17	Profit (Loss) 30.06.17
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	26	36	10	23	3
NEWCO PERU S.A.C.	PERU	INVESTMENT COMPANY	100.00	-	100.00	124	869	-	786	84
NOET, INC.	UNITED STATES	SERVICES	-	100.00	100.00	-	1	-	1	(1)
NOIDIRI, S.L. (**)	SPAIN	REAL ESTATE	100.00	-	100.00	-	-	12	(11)	-
NOVA TERRASSA 3, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	5	13	8	4	-
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	21	23	2	17	4
OPENPAY S.A.P.I DE C.V.	MEXICO	PAYMENT INSTITUIONS	-	100.00	100.00	14	1	-	1	-
OPERADORA DOS LAGOS S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	1	-	1	-
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	-	100.00	1	34	12	19	4
OPPLUS S.A.C (En liquidacion)	PERU	IN LIQUIDATION	-	100.00	100.00	1	1	-	1	-
P.I. HOLDINGS GPP, LLC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
PARCSUD PLANNER, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	6	9	(3)	-
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	-	100.00	100.00	8	8	-	8	-
PECRI INVERSION S.L.	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	99	101	3	100	(1)
PENSIONES BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	179	4,484	4,305	160	19
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	287	307	20	285	3
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	83	83	-	83	-
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
PORTICO PROCAM, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	26	27	1	25	1
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	-	58.86	58.86	-	-	-	-	-
PROCAMVASA, S.A.	SPAIN	REAL ESTATE	-	51.00	51.00	-	-	-	-	-
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	8	8	-	8	-
PROMOCIONES Y CONSTRUCCIONES CERBAT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	27	-	25	1
PROMOTORA DEL VALLES, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	136	253	(106)	(11)
PROMOU CT 3AG DELTA, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	10	12	(3)	-
PROMOU CT EIX MACIA, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	4	6	1	4	-
PROMOU CT GEBIRA, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	8	11	(3)	-
PROMOU CT OPENSEGRE, S.L. (****) (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	27	44	(18)	1
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	9	7	2	-
PROMOU GLOBAL, S.L. (****) (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	90	114	(30)	6
PRONORTE UNO PROCAM, S.A. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	5	15	(10)	-
PROPEL VENTURE PARTNERS US FUND I, L.P.	UNITED STATES	VENTURE CAPITAL	-	100.00	100.00	30	30	-	31	-
PROV-INFI-ARRAHONA, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	14	22	(4)	(4)
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	SECURITIES DEALER	-	90.00	90.00	-	-	-	-	-
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
PROVIURE BARCELONA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
PROVIURE CIUTAT DE LLEIDA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
PROVIURE, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	4	3	-	-
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	2	7	5	2	-

(*) Information on foreign companies at exchange rate on June 30, 2017

(**) This company has an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(***) These companies have equity loans from CATALUNYACAIXA IMMOBILIARIA, S.A.

(****) These companies have equity loans from UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.

(*****) These companies have equity loans from ARRELS CT PROMOU, S.A.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.17	Liabilities 30.06.17	Equity 30.06.17	Profit (Loss) 30.06.17
PUERTO CIUDAD LAS PALMAS, S.A. (**)	SPAIN	REAL ESTATE	-	96.64	96.64	-	36	64	(26)	(2)
QIPRO SOLUCIONES S.L.	SPAIN	SERVICES	-	100.00	100.00	5	13	3	9	1
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	40	111	95	14	2
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	100.00	-	100.00	1	2	-	1	-
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	15	15	-	15	-
RPV COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	1,445	1,445	-	-
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	719	719	-	711	7
S.B.D. NORD, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
SATICEM GESTIO, S.L. (***)	SPAIN	REAL ESTATE	100.00	-	100.00	-	11	91	(81)	1
SATICEM HOLDING, S.L. (***)	SPAIN	REAL ESTATE	100.00	-	100.00	5	6	-	6	-
SATICEM IMMOBILIARIA, S.L.	SPAIN	REAL ESTATE	100.00	-	100.00	11	20	-	19	1
SATICEM IMMOBLES EN ARRENDAMENT, S.L.	SPAIN	REAL ESTATE	100.00	-	100.00	-	26	87	(59)	(1)
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	-	100.00	100.00	4	18	-	18	-
SEGUROS BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	388	3,405	3,017	290	97
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	-	1	-	1	-
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	7	2	5	-
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	11	9	2	-
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	8	27	19	7	1
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	-	100.00	100.00	1	1	-	1	-
SIMPLE FINANCE TECHNOLOGY CORP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	64	76	12	84	(20)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	SERVICES	100.00	-	100.00	102	109	7	104	(1)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	-	77.20	-	-	-	-	-
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	11	14	1	14	-
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	14	13	-	-
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	9	9	-	-
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,119	1,120	2	1,116	3
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	45	44	1	-
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	23	22	1	-
TMF HOLDING INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	14	20	7	13	-
TRIFOI REAL ESTATE SRL	ROMANIA	REAL ESTATE	-	100.00	100.00	1	1	-	1	-
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	53	53	-	52	1
TURKIYE GARANTI BANKASI A.S	TURKEY	BANKING	49.85	-	49.85	7,026	76,098	66,578	8,738	782
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	-	100.00	100.00	2	3	-	3	-
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	55	26	28	-
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A. (***)	SPAIN	REAL ESTATE	100.00	-	100.00	-	934	1,154	(161)	(59)
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	-	60.60	-	-	-	-	-
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SPAIN	SERVICES	-	51.00	51.00	-	3	3	-	-
VOLJA LUX, SARL	LUXEMBOURG	INVESTMENT COMPANY	-	71.78	71.78	-	1	1	-	-
VOLJA PLUS SL	SPAIN	INVESTMENT COMPANY	75.40	-	75.40	1	2	-	2	-
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA S.A.	ARGENTINA	FINANCIAL SERVICES	-	51.00	51.00	15	165	135	28	2

(*) Information on foreign companies at exchange rate on June 30, 2017

(**) This company has an equity loan from INPAU, S.A.

(***) These companies have equity loans from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

APPENDIX II Additional information on investments in subsidiaries, joint ventures and associates in the BBVA Group

Including the most significant entities, jointly representing 99.71% of all investment in this group
			% Legal share			Millions of Euros (*)
			of participation			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 30.06.17	Liabilities 30.06.17	Equity 30.06.17	Profit (Loss) 30.06.17
ADQUIRA ESPAÑA, S.A.	SPAIN	COMMERCIAL	-	40.00	40.00	3	17	11	6	1
ADQUIRA MEXICO, S.A. DE C.V.	MEXICO	COMMERCIAL	-	50.00	50.00	2	5	2	4	-
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	SPAIN	SECURITIES DEALER	50.00	-	50.00	62	1,793	1,668	120	4
ATOM BANK PLC	UNITED KINGDOM	BANKING	29.72	-	29.72	52	787	664	148	(25)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	-	49.00	49.00	4	9	-	9	-
AVANTESPACIA INMOBILIARIA, S.L.	SPAIN	REAL ESTATE	-	30.01	30.01	18	76	17	60	-
BANK OF HANGZHOU CONSUMER FINANCE CO LTD	CHINA	BANKING	30.00	-	30.00	19	111	48	63	(1)
CANCUN SUN & GOLF COUNTRY CLUB, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	33.33	33.33	25	80	35	42	2
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	16.67	-	16.67	20	124	4	116	4
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	-	50.00	50.00	7	13	-	13	-
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	29	63	6	58	-	(**)
DESARROLLOS METROPOLITANOS DEL SUR, S.L.	SPAIN	REAL ESTATE	-	50.00	50.00	11	48	26	22	-
FERROMOVIL 3000, S.L.	SPAIN	SERVICES	-	20.00	20.00	4	449	425	25	-
FERROMOVIL 9000, S.L.	SPAIN	SERVICES	-	20.00	20.00	3	293	274	19	-
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA	MEXICO	REAL ESTATE	-	32.25	32.25	60	187	-	187	-
FIDEICOMISO F 403853- 5 BBVA BANCOMER SERVICIOS ZIBATA	MEXICO	REAL ESTATE	-	30.00	30.00	30	163	56	104	2
FIDEICOMISO F/00185 FIMPE - FIDEICOMISO F/00185 PARA EXTENDER A LA SOCIEDAD LOS BENEFICIOS DEL ACCESO A
LA INFRAESTRUCTURA DE LOS MEDIOS DE PAGO ELECTRONICOS	MEXICO	FINANCIAL SERVICES	-	28.50	28.50	4	14	-	15	(1)
FIDEICOMISO F/402770-2 ALAMAR	MEXICO	REAL ESTATE	-	42.40	42.40	8	19	-	19	-
INVERSIONES PLATCO, C.A.	VENEZUELA	FINANCIAL SERVICES	-	50.00	50.00	3	8	2	7	(2)
METROVACESA PROMOCION Y ARRENDAMIENTO S.A.	SPAIN	REAL ESTATE	15.90	4.62	20.52	64	324	14	310	-
METROVACESA SUELO Y PROMOCION, S.A.	SPAIN	REAL ESTATE	15.90	4.62	20.52	203	1,060	69	999	(8)
PARQUE RIO RESIDENCIAL, S.L.	SPAIN	REAL ESTATE	-	50.00	50.00	10	23	3	20	-
PROMOCIONS TERRES CAVADES, S.A.	SPAIN	REAL ESTATE	-	39.11	39.11	4	15	-	15	-
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	BANKING	-	50.00	50.00	15	225	194	25	5
RCI COLOMBIA S.A., COMPAÑIA DE FINANCIAMIENTO	COLOMBIA	FINANCIAL SERVICES	-	49.00	49.00	19	224	186	40	(1)
REAL ESTATE DEAL II, S.A.	SPAIN	IN LIQUIDATION	20.06	-	20.06	4	18	-	18	-
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPAIN	FINANCIAL SERVICES	20.00	-	20.00	9	129	86	41	2
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	BANKING	-	40.00	40.00	17	380	339	39	1
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	-	46.14	46.14	6	14	-	13	1
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	28.72	-	28.72	8	39	10	27	2
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00	-	30.00	3	48	34	7	7	(	***)
		S.A. LISTED IN INVESTMENT OF
TESTA RESIDENCIAL SOCIMI SAU	SPAIN	REAL ESTATE(SOCIMI)	4.94	28.79	33.73	434	1,742	434	1,308	-
VITAMEDICA ADMINISTRADORA, S.A. DE C.V	MEXICO	SERVICES	-	51.00	51.00	3	11	6	4	-

(*) Joint ventures accounted for using the equity method.

(**) Non current assets for sale.

(***) Budget based data

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

APPENDIX III Changes and notification of investments and divestments in the BBVA Group in the six month ended June 30, 2017

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries

			Millions of Euros		% of Voting Rights		Effective Date for the Transaction (or Notification Date)	Category
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	ACQUISITION	FINANCIAL SERVICES	-	-	0.38%	88.24%	16-Mar-17	SUBSIDIARY
COMPASS INSURANCE TRUST WILLMINGTON, DE	FOUNDING	INSURANCES SERVICES	-	-	100.00%	100.00%	30-Jun-17	SUBSIDIARY
P.I.HOLDINGS GPP, LLC	FOUNDING	FINANCIAL SERVICES	-	-	100.00%	100.00%	30-Jun-17	SUBSIDIARY
MICRO SPINAL LLC	FOUNDING	FINANCIAL SERVICES	-	-	100.00%	100.00%	30-Jun-17	SUBSIDIARY
HOLAMUNO AGENTE DE SEGUROS VINCULADO, S.L.U.	FOUNDING	INSURANCES SERVICES	-	-	100.00%	100.00%	22-Feb-17	SUBSIDIARY
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO
DE REVERSION	FOUNDING	REAL ESTATE	-	-	42.40%	42.40%	01-Feb-17	SUBSIDIARY
DENIZEN FINANCIAL, INC	FOUNDING	SERVICES	-	-	100.00%	100.00%	24-Feb-17	SUBSIDIARY
OPENPAY S.A.P.I DE C.V.	ACQUISITION	PAYMENT INSTITUTIONS	14	-	100.00%	100.00%	28-Apr-17	SUBSIDIARY
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	FOUNDING	INSURANCES SERVICES	-	-	100.00%	100.00%	28-Apr-17	SUBSIDIARY
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	FOUNDING	SERVICES	-	-	51.00%	51.00%	29-May-17	SUBSIDIARY
TURKIYE GARANTI BANKASI A.S	ACQUISITION	BANKING	849	-	9.95%	49.85%	22-Mar-17	SUBSIDIARY
CX PROPIETAT, FII	ACQUISITION	REAL ESTATE INVESTMENT FUND	-	-	0.04%	67.98%	30-Jun-17	SUBSIDIARY

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries

			Millions of Euros		% of Voting Rights		Effective Date for the Transaction (or Notification Date)	Category
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	Changes in the Equity due to the transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	30-Apr-17	SUBSIDIARY
BBVA COMERCIALIZADORA LTDA.	LIQUIDATION	FINANCIAL SERVICES	(1)	-	100.00%	-	31-Mar-17	SUBSIDIARY
BETESE S.A DE C.V.	MERGER	INVESTMENT COMPANY	-	-	100.00%	-	15-Feb-17	SUBSIDIARY
HIPOTECARIA NACIONAL, S.A. DE C.V.	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	15-Feb-17	SUBSIDIARY
TEXTIL TEXTURA, S.L.	DISPOSAL	COMMERCIAL	3	-	68.67%	-	01-Jun-17	SUBSIDIARY
VALANZA CAPITAL S.A. UNIPERSONAL	LIQUIDATION	SERVICES	-	-	100.00%	-	10-Mar-17	SUBSIDIARY
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MERGER	SERVICES	-	-	100.00%	-	15-Feb-17	SUBSIDIARY
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	LIQUIDATION	SERVICES	-	-	100.00%	-	24-Mar-17	SUBSIDIARY
BBVA PARTICIPACIONES MEJICANAS, S.L.	LIQUIDATION	INVESTMENT COMPANY	-	-	100.00%	-	04-Apr-17	SUBSIDIARY
COMPASS MULTISTATE SERVICES CORPORATION	LIQUIDATION	SERVICES	-	-	100.00%	-	01-Jun-17	SUBSIDIARY
COMPASS INVESTMENTS, INC.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	01-Jun-17	SUBSIDIARY
COMPASS CUSTODIAL SERVICES, INC.	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	01-Jun-17	SUBSIDIARY
BBVA LEASIMO - SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	10-Feb-17	SUBSIDIARY
BBVA SEGUROS GENERALES S.A.	LIQUIDATION	INSURANCES SERVICES	-	-	100.00%	-	03-Apr-17	SUBSIDIARY
CATALUNYACAIXA VIDA, S.A.	MERGER	INSURANCES SERVICES	-	-	100.00%	-	31-Jan-17	SUBSIDIARY
AUMERAVILLA, S.L.	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	30-Jun-17	SUBSIDIARY
ESPAIS CERDANYOLA, S.L.	DISPOSAL	REAL ESTATE	4	-	97.51%	-	13-Jun-17	SUBSIDIARY
NOVA EGARA-PROCAM, S.L.	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	30-Jun-17	SUBSIDIARY
CORPORACION BETICA INMOBILIARIA, S.A.	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	30-Jun-17	SUBSIDIARY
MILLENNIUM PROCAM, S.L.	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	30-Jun-17	SUBSIDIARY
PROVIURE PARC D’HABITATGES, S.L.	LIQUIDATION	REAL ESTATE	-	-	100.00%	-	30-Jun-17	SUBSIDIARY

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Joint-Ventures Accounted for Under the Equity Method

			Millions of Euros		% of Voting Rights		Effective Date for the Transaction (or Notification Date)	Category
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions
ATOM BANK PLC	DILUTION EFFECT	BANKING	18	-	0.26%	29.72%	17-Feb-16	ASSOCIATED
TESTA RESIDENCIAL SOCIMI SAU	CAPITAL INCREASE	SOCIMI	340	-	20.24%	33.73%	30-Jun-17	ASSOCIATED
BATEC ORTO DISTRIBUCION S.L.	FOUNDING	COMMERCIAL	-	-	100.00%	100.00%	08-Jun-17	JOINT VENTURE
VISOREN CENTRE, S.L.	CREDITORS AGREEMENT	REAL ESTATE	-	-	40.00%	40.00%	01-May-17	JOINT VENTURE

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Disposal or Reduction of Interest Ownership in Associates and Joint-Ventures Companies Accounted for Under the Equity Method

			Millions of Euros	% of Voting Rights		Effective Date for the Transaction (or Notification Date)	Category
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal
SOCIEDAD ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE II, S.A.	DISPOSAL	PENSION FUNDS	4	48.60%	-	28-Jan-17	ASSOCIATE
DOBIMUS, S.L.	LIQUIDATION	REAL ESTATE	-	50.00%	-	10-Jan-17	JOINT VENTURE
ESPAIS CATALUNYA INVERSIONS IMMOBILIARIES, S.L.	DISPOSAL	REAL ESTATE	-	50.84%	-	13-Jun-17	JOINT VENTURE
FACTOR HABAST, S.L.	DISPOSAL	REAL ESTATE	1	50.00%	-	24-Jan-17	JOINT VENTURE
IMPULS LLOGUER, S.L.	DISPOSAL	REAL ESTATE	-	100.00%	-	24-Jan-17	JOINT VENTURE
NAVIERA CABO ESTAY, AIE	LIQUIDATION	SERVICES	-	16.00%	-	01-Feb-17	ASSOCIATE

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of June 30, 2017

		% of Voting Rights Controlled by the Bank
Company	Activity	Direct	Indirect	Total
BANCO CONTINENTAL, S.A.	BANKING	-	46.12	46.12

BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	BANKING	1.46	53.75	55.21

INVERSIONES BANPRO INTERNATIONAL INC. N.V.	INVESTMENT COMPANY	48.00	-	48.00

PRO-SALUD, C.A.	NO ACTIVITY	-	58.86	58.86

INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	-	60.46	60.46

BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	-	68.19	68.19

BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	-	68.11	68.11

DISTRITO CASTELLANA NORTE, S.A.	REAL ESTATE	-	75.54	75.54

GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60.00	-	60.00

ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	-	51.00	51.00

URBANIZADORA SANT LLORENC, S.A.	NO ACTIVITY	60.60	-	60.60

F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	-	65.00	65.00

DATA ARCHITECTURE AND TECHNOLOGY S.L.	SERVICES	-	51.00	51.00

VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA S.A.	FINANCIAL SERVICES	-	51.00	51.00

FIDEICOMISO LOTE 6.1 ZARAGOZA	REAL ESTATE	-	59.99	59.99

F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON

DERECHO DE REVERSION	REAL ESTATE	-	42.40	42.40

VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SERVICES	-	51.00	51.00

HABITATGES INVERVIC, S.L.	REAL ESTATE	-	35.00	35.00

TURKIYE GARANTI BANKASI A.S	BANKING	49.85	-	49.85

GARANTI EMEKLILIK VE HAYAT AS	INSURANCES	-	84.91	84.91

GARANTI YATIRIM ORTAKLIGI AS	INVESTMENT COMPANY	-	99.97	99.97

FODECOR, S.L.	REAL ESTATE	-	60.00	60.00

PROCAMVASA, S.A.	REAL ESTATE	-	51.00	51.00

JALE PROCAM, S.L.	REAL ESTATE	-	50.00	50.00

VOLJA LUX, SARL	INVESTMENT COMPANY	-	71.78	71.78

HABITAT ZENTRUM, S.L.	REAL ESTATE	-	50.00	50.00

VOLJA PLUS SL	INVESTMENT COMPANY	75.40	-	75.40

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

APPENDIX V BBVA Group’s structured entities. Securitization funds

			Millions of Euros
Securitization Fund (consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of June 30, 2017 (*)
2 PS Interamericana	BBVA CHILE S.A.	Oct-04	28	3
AYT CAIXA SABADELL HIPOTECARIO I, FTA	BBVA, S.A.	Jul-08	300	94
AYT HIPOTECARIO MIXTO IV, FTA	BBVA, S.A.	Jun-05	100	22
AYT HIPOTECARIO MIXTO, FTA	BBVA, S.A.	Mar-04	100	16
BACOMCB 07	BBVA BANCOMER, S.A.,INSTIT. BANCA	Dec-07	128	-
BACOMCB 08	BBVA BANCOMER, S.A.,INSTIT. BANCA	Mar-08	56	-
BACOMCB 08-2	BBVA BANCOMER, S.A.,INSTIT. BANCA	Dec-08	283	-
BBVA CONSUMO 6 FTA	BBVA, S.A.	Oct-14	299	132
BBVA CONSUMO 7 FTA	BBVA, S.A.	Jul-15	1,450	1,134
BBVA CONSUMO 8 FT	BBVA, S.A.	Jul-16	700	646
BBVA CONSUMO 9 FT	BBVA, S.A.	Mar-17	1,375	1,339
BBVA EMPRESAS 4 FTA	BBVA, S.A.	Jul-10	1,700	75
BBVA LEASING 1 FTA	BBVA, S.A.	Jun-07	2,500	78
BBVA PYME 10 FT	BBVA, S.A.	Dec-15	780	319
BBVA RMBS 1 FTA	BBVA, S.A.	Feb-07	2,500	1,157
BBVA RMBS 10 FTA	BBVA, S.A.	Jun-11	1,600	1,256
BBVA RMBS 11 FTA	BBVA, S.A.	Jun-12	1,400	1,109
BBVA RMBS 12 FTA	BBVA, S.A.	Dec-13	4,350	3,558
BBVA RMBS 13 FTA	BBVA, S.A.	Jul-14	4,100	3,477
BBVA RMBS 14 FTA	BBVA, S.A.	Nov-14	700	550
BBVA RMBS 15 FTA	BBVA, S.A.	May-15	4,000	3,540
BBVA RMBS 16 FT	BBVA, S.A.	May-16	1,600	1,492
BBVA RMBS 17 FT	BBVA, S.A.	Nov-16	1,800	1,737
BBVA RMBS 2 FTA	BBVA, S.A.	Mar-07	5,000	2,163
BBVA RMBS 3 FTA	BBVA, S.A.	Jul-07	3,000	1,576
BBVA RMBS 5 FTA	BBVA, S.A.	May-08	5,000	2,606
BBVA RMBS 9 FTA	BBVA, S.A.	Apr-10	1,295	923
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	Mar-09	21	-
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	May-09	14	-
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	Aug-09	23	-
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	Dec-08	41	-
BBVA UNIVERSALIDAD N6	BBVA COLOMBIA, S.A.	Aug-12	61	-
BBVA VELA SME 2017-1	BBVA, S.A.	Jun-17	3,000	2,811
BBVA-5 FTPYME FTA	BBVA, S.A.	Nov-06	1,900	21
BBVA-6 FTPYME FTA	BBVA, S.A.	Jun-07	1,500	26
BBVA-FINANZIA AUTOS 1 FTA	BBVA, S.A.	Apr-07	800	1
BMERCB 13	BBVA BANCOMER, S.A.,INSTIT. BANCA	Jun-13	526	-
FTA TDA-22 MIXTO	BBVA, S.A.	Dec-04	112	29
FTA TDA-27	BBVA, S.A.	Dec-06	275	103
FTA TDA-28	BBVA, S.A.	Jul-07	250	104
GAT ICO FTVPO 1, F.T.H	BBVA, S.A.	Mar-04	40	116
GC FTGENCAT TARRAGONA 1 FTA	BBVA, S.A.	Jun-08	283	41
HIPOCAT 10 FTA	BBVA, S.A.	Jul-06	1,500	381
HIPOCAT 11 FTA	BBVA, S.A.	Mar-07	1,600	390
HIPOCAT 6 FTA	BBVA, S.A.	Jul-03	850	133
HIPOCAT 7 FTA	BBVA, S.A.	Jun-04	1,400	275
HIPOCAT 8 FTA	BBVA, S.A.	May-05	1,500	334
HIPOCAT 9 FTA	BBVA, S.A.	Nov-05	1,000	257
Instrumentos de Titulización Hip- Junior	BANCO CONTINENTAL, S.A.	Dec-07	22	1
TDA 19 FTA	BBVA, S.A.	Mar-04	200	32
TDA 20-MIXTO, FTA	BBVA, S.A.	Jun-04	100	18
TDA 23 FTA	BBVA, S.A.	Mar-05	300	69
TDA TARRAGONA 1 FTA	BBVA, S.A.	Dec-07	397	140

			Millions of Euros
Securitization Fund (not consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of June 30, 2017 (*)
FTA TDA13	BBVA, S.A.	Dec-00	84	12
FTA TDA-18 MIXTO	BBVA, S.A.	Nov-00	91	14

(*) Solvency scope.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of June 30, 2017 and December 31, 2016(*)

Outstanding as of June 30, 2017 and December 31, 2016 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date	Currency	June 2017	December 2016	Prevailing Interest Rate as of June 30, 2017	Maturity Date
Issues in Euros
BBVA
February-07	EUR	255	255	0.47%	16-Feb-22
March-08	EUR	125	125	6.03%	3-Mar-33
July-08	EUR	100	100	6.20%	4-Jul-23
February-14	EUR	1,500	1,500	7.00%	Perpetual
February-15	EUR	1,500	1,500	6.75%	Perpetual
April-16	EUR	1,000	1,000	8.88%	Perpetual
February-17	EUR	997	-	3.50%	10-Feb-27
May-17	EUR	150	-	2.54%	24-May-27
May-17	EUR	500	-	5.88%	Perpetual
Various	EUR	432	277
Subtotal	EUR	6,559	4,756
BBVA SUBORDINATED CAPITAL, S.A.U. (**)
October-05	EUR	99	99	0.47%	13-Oct-20
April-07	EUR	68	68	0.80%	4-Apr-22
May-08	EUR	50	50	3.00%	19-May-23
July-08	EUR	20	20	6.11%	22-Jul-18
April-14	EUR	1,500	1,500	3.50%	11-Apr-24
Subtotal	EUR	1,737	1,737
Total issued in Euros		8,296	6,493

(*)’  Excludes Subordinated customer deposits under the heading “Customer deposits”.

(**) The issuances of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD., are jointly, severally and unconditionally guaranteed by the Bank.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Outstanding as of June 30, 2017 and December 31, 2016 of subordinated issues       (Continued)

		Millions of Euros
Issuer Entity and Issued Date	Currency	June 2017	December 2016	Prevailing Interest Rate as of June 30, 2017	Maturity Date
Issues in foreign currency
BBVA
May-13	USD	1,314	1,423	9.00%	Perpetual
March-17	USD	105	-	5.70%	31-Mar-32
Subtotal	USD	1,419	1,423
May-17	CHF	18	-	1.60%	24-May-27
Subtotal	CHF	18	-
BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	170	189	7.00%	01-Dec-25
Subtotal	USD	170	189
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE	USD
Different issues	CLP	563	609		Various
Subtotal	CLP	563	609
BBVA BANCOMER, S.A. de C.V.
May-07	USD	-	474	6.01%	17-May-22
April-10	USD	878	947	7.25%	22-Apr-20
March-11	USD	1,097	1,184	6.50%	10-Mar-21
July-12	USD	1,316	1,421	6.75%	30-Sep-22
November-14	USD	176	189	5.35%	12-Nov-29
Subtotal	USD	3,467	4,214
BBVA PARAGUAY
November-14	USD	18	19	6.75%	05-Nov-21
November-15	USD	22	24	6.70%	22-Nov-22
Subtotal	USD	40	43
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	44	47	3.13%	17-Mar-34
Subtotal	USD	44	47

(*) The issuances of BBVA Global Finance, Ltd, are guaranteed (secondary liability) by the Bank

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Outstanding as of June 30, 2017 and December 31, 2016 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date	Currency	June 2017	December 2016	Prevailing Interest Rate as of June 30, 2017	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	13	14	3.32%	30-Sep-33
Subtotal	USD	13	14
STATE NATIONAL STATUTORY TRUST II
March-04	USD	9	9	3.07%	17-Mar-34
Subtotal	USD	9	9
TEXASBANC CAPITAL TRUST I
June-04	USD	22	24	2.88%	23-Jul-34
Subtotal	USD	22	24
COMPASS BANK
March-05	USD	200	212	5.50%	01-Apr-20
March-06	USD	62	65	5.90%	01-Apr-26
September-07	USD	307	332	6.40%	01-Oct-17
April-15	USD	613	655	3.88%	10-Apr-25
Subtotal		1,182	1,264
BBVA COLOMBIA, S.A.
September-11	COP	31	33	8.72%	19-Sep-21
September-11	COP	45	49	8.97%	19-Sep-26
September-11	COP	29	32	8.56%	19-Sep-18
February-13	COP	58	63	7.89%	19-Feb-23
February-13	COP	48	52	8.18%	19-Feb-28
November-14	COP	46	51	8.77%	26-Nov-34
November-14	COP	26	28	8.66%	26-Nov-29
Subtotal	COP	283	309
April-15	USD	334	379	4.88%	21-Apr-25
Subtotal	USD	334	379
BANCO CONTINENTAL, S.A.
May-07	USD	18	19	6.00%	14-May-27
September-07	USD	18	19	3.59%	24-Sep-17
February-08	USD	18	19	6.47%	28-Feb-28
October-13	USD	40	43	6.53%	02-Oct-28
September-14	USD	257	273	5.25%	22-Sep-29
Subtotal	USD	351	373
May-07	PEN	-	11	5.85%	07-May-22
June-07	PEN	21	21	4.36%	18-Jun-32
November-07	PEN	18	19	4.46%	19-Nov-32
July-08	PEN	16	17	3.94%	08-Jul-23
September-08	PEN	18	18	3.98%	09-Sep-23
December-08	PEN	10	11	5.08%	15-Dec-33
Subtotal	PEN	83	97
TURKIYE GARANTI BANKASI A.S
May-17	USD	656	-	6.13%	24-May-27
Subtotal	USD	656	-
Total issues in foreign currencies(Millions of Euros)		8,654	8,995

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Outstanding as of June 30, 2017 and December 31, 2016 of subordinated issues

	June 2017		December 2016
Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)
BBVA
December 2007	EUR	14	EUR	14
BBVA International Preferred, S.A.U.
September 2005	-	-	EUR	86
September 2006	-	-	EUR	164
Abril 2007	-	-	USD	569
July 2007	GBP	35	GBP	36
Phoenix Loan Holdings Inc.
December 2000	USD	20	USD	22
Caixa Terrasa Societat de Participacion
August 2005	EUR	51	EUR	51
Caixasabadell Preferents, S.A.
July 2006	EUR	55	EUR	53
Others		1	-	1

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

APPENDIX VII Consolidated balance sheets held in foreign currency as of June 30, 2017 and December 31, 2016.

		Millions of Euros
June 2017	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash, cash balances at central banks and other demand deposits	11,704	5,334	324	3,686	21,048
Financial assets held for trading	3,951	16,625	503	4,792	25,871
Available-for-sale financial assets	15,003	9,932	4,843	5,026	34,803
Loans and receivables	103,335	45,107	35,959	45,629	230,030
Held to maturity investments	2,712	—	3,013	—	5,725
Investments in entities accounted for using the equity method	5	138	—	124	267
Tangible assets	707	2,258	1,327	791	5,083
Other assets	1,750	5,134	1,819	3,165	11,869
Total	139,167	84,527	47,788	63,213	334,695
Liabilities-
Financial liabilities held for trading	3,191	6,595	469	1,381	11,637
Financial liabilities at amortized cost	140,504	58,070	27,003	50,520	276,097
Other liabilities	1,534	9,187	1,189	1,936	13,846
Total	145,229	73,853	28,662	53,837	301,580

		Millions of Euros
December 2016	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash, cash balances at central banks and other demand deposits	15,436	4,947	426	4,547	25,357
Financial assets held for trading	5,048	15,541	732	2,695	24,016
Available-for-sale financial assets	18,525	9,458	4,889	5,658	38,530
Loans and receivables	109,167	41,344	34,425	46,629	231,565
Investments in entities accounted for using the equity method	5	135	—	106	247
Tangible assets	788	2,200	1,376	844	5,207
Other assets	4,482	5,214	5,219	4,358	19,273
Total	153,451	78,839	47,066	64,839	344,194
Liabilities-
Financial liabilities held for trading	3,908	5,957	693	1,426	11,983
Financial liabilities at amortized cost	150,035	53,185	28,467	53,858	285,546
Other liabilities	1,812	8,774	1,418	1,957	13,961
Total	155,755	67,916	30,578	57,241	311,490

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

APPENDIX VIII Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.

Balance sheets as of June 30, 2017 and December 31, 2016 of BBVA, S.A.

	Millions of Euros
ASSETS	June	December
	2017	2016
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	14,726	15,855
FINANCIAL ASSETS HELD FOR TRADING	50,581	57,440

Derivatives	37,614	42,023

Equity instruments	3,527	3,873

Debt securities	9,439	11,544

Loans and advances to central banks	-	-

Loans and advances to credit institutions	-	-

Loans and advances to customers	-	-
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	-	-
AVAILABLE-FOR-SALE FINANCIAL ASSETS	24,857	29,004

Equity instruments	2,981	3,506

Debt securities	21,876	25,498
LOANS AND RECEIVABLES	244,514	251,487
Debt securities	11,172	11,001

Loans and advances to central banks	-	-

Loans and advances to credit institutions	20,440	26,596

Loans and advances to customers	212,901	213,890

HELD-TO-MATURITY INVESTMENTS	8,806	11,424

HEDGING DERIVATIVES	1,329	1,586

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	17

INVESTMENTS IN SUBSIDARIES, JOINT VENTURES AND ASSOCIATES	30,997	30,218

Group entities	30,557	29,823

Joint ventures	58	18

Associates	383	377

TANGIBLE ASSETS	1,750	1,856

Property, plants and equipment	1,738	1,845

For own use	1,738	1,845

Other assets leased out under an operating lease	-	-
Investment properties	11	11

INTANGIBLE ASSETS	863	942

Goodwill	-	-

Other intangible assets	863	942

TAX ASSETS	12,351	12,394

Current	866	756

Deferred	11,486	11,638

OTHER ASSETS	3,528	3,709

Insurance contracts linked to pensions	2,209	2,426

Inventories	-	-

Rest	1,319	1,283

NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE	2,365	2,515

TOTAL ASSETS	396,680	418,447

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Balance sheets as of June 30, 2017 and December 31, 2016 of BBVA, S.A.

	Millions of Euros
LIABILITIES AND EQUITY	June	December
	2017	2016
FINANCIAL LIABILITIES HELD FOR TRADING	43,036	48,265

Trading derivatives	37,383	40,951

Short positions	5,653	7,314

Deposits from central banks	-	-

Deposits from credit institutions	-	-

Customer deposits	-	-

Debt certificates	-	-

Other financial liabilities	-	-
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	-	-
FINANCIAL LIABILITIES AT AMORTIZED COST	302,809	319,884

Deposits from central banks	26,646	26,629

Deposits from credit institutions	34,904	44,977

Customer deposits	203,409	207,946

Debt certificates	30,092	33,174

Other financial liabilities	7,757	7,158

Subordinated liabilities	10,142	9,209
HEDGING DERIVATIVES	1,513	1,488
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	11	-
PROVISIONS	8,154	8,917

Provisions for pensions and similar obligations	4,890	5,271

Other long term employee benefits	28	32

Provisions for taxes and other legal contingencies	297	-

Provisions for contingent risks and commitments	578	658

Other provisions	2,361	2,956
TAX LIABILITIES	1,400	1,415

Current	210	127

Deferred	1,190	1,288
OTHER LIABILITIES	2,301	2,092

LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	-	-

TOTAL LIABILITIES	359,225	382,061

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Balance sheets as of June 30, 2017 and December 31, 2016 of BBVA, S.A.

	Millions of Euros
LIABILITIES AND EQUITY (Continued)	June	December
	2017	2016
SHAREHOLDERS’ FUNDS	37,922	36,748

Capital	3,267	3,218

Paid up capital	3,267	3,218

Unpaid capital which has been called up	-	-

Share premium	23,992	23,992

Equity instruments issued other than capital	38	46

Equity component of compound financial instruments	-	-

Other equity instruments issued	38	46

Other equity	-	-

Retained earnings	-	-

Revaluation reserves	15	20

Other reserves	9,442	9,346

Reserves or accumulated losses of investments in subsidaries, joint ventures and associates	-	-

Other	9,442	9,346

Less: Treasury shares	-	(23)

Profit or loss attributable to owners of the parent	1,458	1,662

Less: Interim dividends	(291)	(1,513)

ACCUMULATED OTHER COMPREHENSIVE INCOME	(466)	(362)

Items that will not be reclassified to profit or loss	(42)	(43)

Actuarial gains or (-) losses on defined benefit pension plans	(42)	(43)

Non-current assets and disposal groups classified as held for sale	-	-

Other adjustments	-	-

Items that may be reclassified to profit or loss	(425)	(319)

Hedge of net investments in foreign operations [effective portion]	-	-

Foreign currency translation	(18)	13

Hedging derivatives. Cash flow hedges [effective portion]	(121)	(127)

Available-for-sale financial assets	(286)	(205)

Debt instruments	581	660

Equity instruments	(867)	(865)

Non-current assets and disposal groups classified as held for sale	-	-

TOTAL EQUITY	37,455	36,386

TOTAL EQUITY AND TOTAL LIABILITIES	396,680	418,447

	Millions of Euros
MEMORANDUM ITEM	June 2017	December 2016
Financial guarantees given	34,547	39,704

Contingent commitments	69,253	71,162

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

	Millions of Euros
Income Statements for the six months ended June 30, 2017 and 2016 of BBVA, S.A	June 2017	June 2016
INTEREST AND SIMILAR INCOME	2,420	2,457
INTEREST AND SIMILAR EXPENSES	(707)	(874)
NET INTEREST INCOME	1,713	1,584
DIVIDEND INCOME	1,763	1,951
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	-	-
FEE AND COMMISSION INCOME	995	831
FEE AND COMMISSION EXPENSES	(187)	(152)
GAINS OR (-) LOSSES ON FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS, NET GAINS OR (-) LOSSES ON FINANCIAL ASSETS AND LIABILITIES	-	-
HELD FOR TRADING, NET	20	(139)
GAINS OR (-) LOSSES ON DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS, NET	458	355
GAINS OR (-) LOSSES FROM HEDGE ACCOUNTING, NET	(198)	(20)
EXCHANGE DIFFERENCES (NET)	206	305
OTHER OPERATING INCOME	73	66
OTHER OPERATING EXPENSES	(192)	(224)
GROSS INCOME	4,651	4,556
ADMINISTRATION COSTS	(2,010)	(1,922)
Personnel expenses	(1,188)	(1,101)
General and administrative expenses	(822)	(821)
DEPRECIATION	(281)	(263)
PROVISIONS OR (-) REVERSAL OF PROVISIONS	(435)	(191)
IMPAIRMENT OR (-) REVERSAL OF IMPAIRMENT ON FINANCIAL ASSETS NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS	(314)	(484)
(Financial assets measured at cost)	-	(7)
(Available- for-sale financial assets)	5	(125)
(Loans and receivables)	(319)	(352)
(Held to maturity investments)	-	-
NET OPERATING INCOME	1,611	1,695
(IMPAIRMENT OR (-) REVERSAL OF IMPAIRMENT OF INVESTMENTS IN SUBSIDARIES, JOINT VENTURES AND ASSOCIATES)	5	(66)
IMPAIRMENT OR (-) REVERSAL OF IMPAIRMENT ON NON-FINANCIAL ASSETS	(4)	(2)
Tangible assets	(4)	(2)
Intangible assets	-	-
Other assets	-	-
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	-	-
NEGATIVE GOODWILL RECOGNISED IN PROFIT OR LOSS	-	-
PROFIT OR (-) LOSS FROM NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE NOT QUALIFYING AS DISCONTINUED OPERATIONS	(15)	(76)
OPERATING PROFIT BEFORE TAX	1,597	1,552
TAX EXPENSE OR (-) INCOME RELATED TO PROFIT OR LOSS
FROM CONTINUING OPERATION	(139)	(23)
PROFIT FROM CONTINUING OPERATIONS	1,458	1,529
PROFIT FROM DISCONTINUED OPERATIONS (NET)	-	-
PROFIT	1,458	1,529

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

	Millions of Euros
Statements of Recognized Income and Expenses for the six month ended June 30, 2017 and 2016 of BBVA, S.A	June 2017	June 2016
PROFIT RECOGNIZED IN INCOME STATEMENT	1,458	1,529
OTHER RECOGNIZED INCOME (EXPENSES)	(104)	(436)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	1	-
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(105)	(436)
Hedge of net investments in foreign operations [effective portion]	-	-
Foreign currency translation	(44)	(11)
Translation gains or (-) losses taken to equity	(44)	(11)
Transferred to profit or loss	-	-
Other reclassifications	-	-
Cash flow hedges [effective portion]	9	65
Valuation gains or (-) losses taken to equity	11	66
Transferred to profit or loss	(2)	(1)
Transferred to initial carrying amount of hedged items	-	-
Other reclassifications	-	-
Available-for-sale financial assets	(104)	(677)
Valuation gains/(losses)	316	(444)
Amounts reclassified to income statement	(421)	(232)
Reclassifications (other)	-	-
Non-current assets held for sale	-	-
Valuation gains/(losses)	-	-
Amounts reclassified to income statement	-	-
Reclassifications (other)	-	-
Income tax	34	187
TOTAL RECOGNIZED INCOME/EXPENSES	1,354	1,093

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Statement of Changes in Equity for the six months ended June 30, 2017 of BBVA, S.A.

						Millions of Euros

June 2017	Capital	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings	Revaluation reserves	Other reserves	(-)Treasury shares	Profit or loss attributable to owners of the parent	Interim dividends	Accumulated other comprehensi ve inco me	Total
Balances as of January 1, 2017	3,218	23,992	46	-	-	20	9,346	(23)	1,662	(1,513)	(362)	36,386
Adjusted initial balance	3,218	23,992	46	-	-	20	9,346	(23)	1,662	(1,513)	(362)	36,386
Total income/expense recognized	-	-	-	-	-	-	-	-	1,458	-	(104)	1,354
Other changes in equity	50	-	(8)	-	-	(5)	97	23	(1,662)	1,222	-	(284)
Issuances of common shares	50	-	-	-	-	-	(50)	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-
Period or maturity of other issued equity instruments	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	-	-	(147)	-	(147)
Purchase of treasury shares	-	-	-	-	-	-	-	(844)	-	-	-	(844)
Sale or cancellation of treasury shares	-	-	-	-	-	-	(6)	866	-	-	-	860
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	(1)	-	-	(5)	156	-	(1,662)	1,513	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	-	-	-	-	-	-	-	-	-
Other increases or (-) decreases in equity	-	-	(7)	-	-	-	(3)	-	-	(144)	-	(154)
Balances as of June 30, 2017	3,267	23,992	38	-	-	15	9,442	-	1,458	(291)	(466)	37,455

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Statement of Changes in Equity for the six month ended June 30, 2016 of BBVA, S.A.

						Millions of Euros

June 2016	Capital	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings	Revaluation reserves	Other reserves	(-) Treasury shares	Profit or loss attributable to owners of the parent	Interim dividends	Accumulated other comprehensi ve income	Total
Balances as of January 1, 2016	3,120	23,992	28	-	-	22	7,788	(19)	2,864	(1,356)	381	36,820
Adjusted initial balance	3,120	23,992	28	-	-	22	7,788	(19)	2,864	(1,356)	381	36,820
Total income/expense recognized	-	-	-	-	-	-	-	-	1,529	-	(436)	1,093
Other changes in equity	56	-	(12)	-	-	(2)	1,455	(14)	(2,864)	577	-	(803)
Issuances of common shares	56	-	-	-	-	-	(56)	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-
Period or maturity of other issued equity instruments	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	-	-	(632)	-	(632)
Purchase of treasury shares	-	-	-	-	-	-	-	(767)	-	-	-	(767)
Sale or cancellation of treasury shares	-	-	-	-	-	-	2	753	-	-	-	755
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	(5)	-	-	(2)	1,514	-	(2,864)	1,356	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	-	-	-	-	-	-	-	-	-
Other increases or (-) decreases in equity	-	-	(7)	-	-	-	(6)	-	-	(147)	-	(159)
Balances as of June 30, 2016	3,175	23,992	16	-	-	21	9,243	(33)	1,529	(779)	(55)	37,109

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

	Millions of Euros
Cash Flows Statements for the six month ended June 30, 2017 and 2016 of BBVA, S.A	June 2017	June 2016
CASH FLOW FROM OPERATING ACTIVITIES (1)	(3,059)	(2,949)
Profit for the year	1,458	1,529
Adjustments to obtain the cash flow from operating activities:	825	145
Depreciation and amortization	281	263
Other adjustments	544	(118)
Net increase/decrease in operating assets	18,120	(2,569)
Financial assets held for trading	6,859	(5,964)
Other financial assets designated at fair value through profit or loss	-	-
Available-for-sale financial assets	4,147	14,974
Loans and receivables	6,973	(768)
Other operating assets	141	(10,811)
Net increase/decrease in operating liabilities	(23,601)	(2,077)
Financial liabilities held for trading	(5,229)	3,705
Other financial liabilities designated at fair value through profit or loss	-	-
Financial liabilities at amortized cost	(17,471)	(6,638)
Other operating liabilities	(902)	856
Collection/Payments for income tax	139	23
CASH FLOWS FROM INVESTING ACTIVITIES (2)	1,668	(2,106)
Investment	(1,465)	(2,561)
Tangible assets	(37)	(53)
Intangible assets	(97)	(102)
Investments	(997)	(246)
Subsidiaries and other business units	-	-
Non-current assets held for sale and associated liabilities	(335)	(403)
Held-to-maturity investments	-	(1,758)
Other settlements related to investing activities	-	-
Divestments	3,133	455
Tangible assets	9	4
Intangible assets	-	-
Investments	404	1
Subsidiaries and other business units	-	-
Non-current assets held for sale and associated liabilities	404	276
Held-to-maturity investments	2,277	64
Other collections related to investing activities	40	109

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

	Millions of Euros
CASH FLOWS STATEMENTS (Continued)	June	June
	2017	2016
CASH FLOWS FROM FINANCING ACTIVITIES (3)	100	180

Investment	(2,748)	(1,571)

Dividends	(816)	(770)
Subordinated liabilities	(919)	-
Common stock amortization	-	-
Treasury stock acquisition	(844)	(767)
Other items relating to financing activities	(169)	(34)
Divestments	2,847	1,751

Subordinated liabilities	1,992	1,000
Common stock increase	-	-
Treasury stock disposal	855	751
Other items relating to financing activities	-	-
EFFECT OF EXCHANGE RATE CHANGES (4)	162	28
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	(1,130)	(4,847)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	15,855	11,191
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	14,726	6,344

COMPONENTS OF CASH AND EQUIVALENTS AT END OF THE YEAR	June	June
	2017	2016
Cash	798	690
Balance of cash equivalent in central banks	13,834	5,583
Other financial assets	95	71
Less: Bank overdraft refundable on demand	-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR	14,726	6,344

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

APPENDIX IX Information on data derived from the special accounting registry

a)	Mortgage market policies and procedures

Information required pursuant to Circular 5/2011 of the Bank of Spain is indicated as follows.

The Bank has express policies and procedures in place regarding its activities in the mortgage market, which provide for full compliance with applicable regulations.

The mortgage origination policy is based in principles focused on assessing the adequate ratio between the amount of the loan, and the payments, and the income of the applicant. Applicants must in all cases prove sufficient repayment ability (present and future) to meet their repayment obligations, for both the mortgage debt and for other debts detected in the financial system. Therefore, the applicant’s repayment ability is a key aspect within the credit decision-making tools and retail risk acceptance manuals, and has a high weighting in the final decision.

During the mortgage risk transaction analysis process, documentation supporting the applicant’s income (payroll, etc.) is required, and the applicant’s position in the financial system is checked through automated database queries (internal and external). This information is used for calculation purposes in order to determine the level of indebtedness/compliance with the remainder of the system. This documentation is kept in the transaction’s file.

In addition, the mortgage origination policy assesses the adequate ratio between the amount of the loan and the appraisal value of the mortgaged asset. The policy also establishes that the property to be mortgaged be appraised by an independent appraisal company as established by Circular 3/2010 and Circular 4/2016. BBVA selects those companies whose reputation, standing in the market and independence ensure that their appraisals adapt to the market reality in each region. Each appraisal is reviewed and checked before the loan is granted and, in those cases where the loan is finally granted, it is kept in the transaction’s file.

As for issues related to the mortgage market, the Finance Division annually defines the wholesale finance issue strategy, and more specifically mortgage bond issues, such as mortgage covered bonds or mortgage securitization. The Assets and Liabilities Committee (“ALCO”) tracks the budget monthly. The volume and type of assets in these transactions is determined in accordance with the wholesale finance plan, the trend of the Bank’s “Loans and receivables” outstanding balances and market conditions.

The Board of the Bank authorizes each of the issues of Mortgage Transfer Certificate and/or Mortgage Participation issued by BBVA to securitize loans and mortgage loans, Likewise, the Board of Directors authorize, under the power delegated by the Annual General Meeting held on March 13, 2015 under item three of the agenda and its own powers, the establishment of a Base Prospectus for the issue of fixed-income securities through which the mortgage-covered bonds are implemented.

As established in article 24 of Royal Decree 716/2009, the volume of outstanding mortgage-covered bonds issued by a bank may not exceed 80% of a calculation base determined by adding the outstanding principal of all the loans and mortgage loans in the bank’s portfolio that are eligible and are not covered by the issue of Mortgage Bonds, Mortgage Participations or Mortgage Transfer Certificates. For these purposes, in accordance with the aforementioned Royal Decree 716/2009, in order to be eligible, loans and mortgage loans must, on a general basis: (i) be secured by a first mortgage on the freehold; (ii) the loan’s amount may not exceed 80% of the appraisal value for home mortgages, and 60% for other mortgage lending; (iii) be established on assets exclusively and wholly owned by the mortgagor; (iv) have been appraised by an independent appraisal company unrelated to the Group and authorized by the Bank of Spain; and (v) the mortgaged property must be covered at least by a current damage insurance policy.

The Bank has set up a series of controls for mortgage covered bonds, which regularly control the total volume of issued mortgage covered bonds issued and the remaining eligible collateral, to avoid exceeding the maximum limit set by Royal Decree 716/2009, and outlined in the preceding paragraph. In the case of securitizations, the preliminary portfolio of loans and mortgage loans to be securitized is checked according to an agreed procedures engagement, by the Bank’s external auditor as required by the Spanish Securities and Exchange Commission. There is also a series of filters through which some mortgage loans and credits are excluded in accordance with legal, commercial and risk concentration criteria.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

b)	Quantitative information on activities in the mortgage market

The quantitative information on activities in the mortgage market required by Bank of Spain Circular 5/2011 is shown below.

b.1) Ongoing operations

		Millions of Euros
Mortgage loans.		June	December
Eligibility for the purpose of the mortgage market		2017	2016
Nominal value of outstanding loans and mortgage loans	(A)	109,429	113,977
Minus: Nominal value of all outstanding loans and mortgage loans that form part of the portfolio, but have been mobilized through mortgage bond holdings or mortgage transfer certificates.	(B)	(31,821)	(33,677)
Nominal value of outstanding loans and mortgage loans, excluding securitized loans	(A)-(B)	77,608	80,300
Of which:		-
Loans and mortgage loans which would be eligible if the calculation limits set forth in Article 12 of Spanish Royal Decree 716/2009 were not applied.	(C)	49,455	46,987
Minus: Loans and mortgage loans which would be eligible but, according to the criteria set forth in Article 12 of Spanish Royal Decree 716/2009, cannot be used to collateralize any	(D)	(2,052)	(2,268)
issuance of mortgage bonds.
Eligible loans and mortgage loans that, according to the criteria set forth in Article 12 of
Spanish Royal Decree 716/2009, can be used as collateral for the issuance of mortgage	(C)-(D)	47,403	44,719
bonds
Issuance limit: 80% of eligible loans and mortgage loans that can be used as collateral	(E )	37,922	35,775
Issued Mortgage-covered bonds	(F)	22,366	29,085
Outstanding Mortgage-covered bonds		18,239	24,670
Capacity to issue mortgage-covered bonds	(E)-(F)	15,556	6,690
Memorandum items:		-
Percentage of overcollateralization across the portfolio		347%	276%
Percentage of overcollateralization across the eligible used portfolio		212%	154%
Nominal value of available sums (committed and unused) from all loans and mortgage loans.		3,016	2,917
Of which:		-
Potentially eligible		2,433	2,237
Ineligible		583	680
Nominal value of all loans and mortgage loans that are not eligible, as they do not meet the thresholds set in Article 5.1 of Spanish Royal Decree 716/2009, but do meet the rest		19,871	25,282
of the eligibility requirements indicated in Article 4 of the Royal Decree.
Nominal value of the replacement assets subject to the issue of mortgage-covered bonds.		-	-

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

		Millions of Euros
Mortgage loans. Eligibility for the purpose of the mortgage market		June 2017	December 2016
Total loans	(1)	109,429	113,977
Issued mortgage participations	(2)	1,964	2,865
Of which: recognized on the balance sheet		-	695
Issued mortgage transfer certificates	(3)	29,857	30,812
Of which: recognized on the balance sheet		28,185	28,778
Mortgage loans as collateral of mortgages bonds	(4)
Loans supporting the issuance of mortgage-covered bonds	1-2-3-4	77,608	80,300
Non elegible loans		28,153	33,313
Comply requirements to be elegible except the limit provided for under the article 5.1 of the Spanish Royal Decree 716/2009		19,871	25,282
Other		8,281	8,031
Elegible loans		49,455	46,987
That can not be used as collateral for issuances		2,052	2,268
That can be used as collateral for issuances		47,403	44,719
Loans used to collateralize mortgage bonds		-	-
Loans used to collateralize mortgage-covered bonds		47,403	44,719

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

	Millions of Euros
	June 2017			December 2016
Mortgage loans. Classification of the nominal values according to different characteristics	Total mortgage loans	Elegibles (*)	Elegibles that can be used as collateral for issuances (**)	Total mortgage loans	Elegibles (*)	Elegibles that can be used as collateral for issuances (**)
TOTAL	77,608	49,455	47,403	80,300	46,987	44,719
By source of the operations
Originated by the bank	71,725	44,726	42,745	74,220	42,641	40,451
Subrogated by other institutions	864	721	713	904	685	678
Rest	5,019	4,008	3,945	5,176	3,661	3,590
By Currency
In euros	76,828	49,057	47,024	79,422	46,594	44,341
In foreign currency	780	398	379	878	393	378
By payment situation
Normal payment	61,410	43,680	43,012	61,264	40,685	40,389
Other situations	16,198	5,775	4,391	19,036	6,302	4,330
By residual maturity
Up to 10 years	17,767	11,403	10,621	19,762	12,722	11,765
10 to 20 years	30,064	23,720	23,043	30,912	22,417	21,646
20 to 30 years	19,718	11,421	10,923	19,899	9,375	8,910
Over 30 years	10,059	2,911	2,816	9,727	2,473	2,398
By Interest Rate
Fixed rate	5,285	2,408	2,317	4,460	1,680	1,559
Floating rate	72,323	47,047	45,086	75,840	45,307	43,160
Mixed rate					-	-
By Target of Operations
For business activity	19,274	8,222	6,737	20,913	8,614	6,926
From which: public housing	6,187	1,845	763	6,958	1,894	740
For households	58,334	41,233	40,666	59,387	38,373	37,793
By type of guarantee	-	-	-
Secured by completed assets/buildings	73,333	48,714	46,871	75,806	46,240	44,237
Residential use	56,265	40,166	39,458	61,338	39,494	38,139
From which: public housing	4,362	3,094	3,039	5,607	3,338	3,213
Commercial	8,565	4,273	3,409	5,453	2,563	2,289
Other	8,503	4,275	4,004	9,015	4,183	3,809
Secured by assets/buildings under construction	2,021	411	336	1,914	413	295
Residential use	574	73	72	1,457	290	187
From which: public housing	14	1	1	57	11	10
Commercial	1,262	301	228	286	61	53
Other	185	37	36	171	62	55
Secured by land	2,254	330	196	2,580	334	187
Urban	-	-	-	-	-	-
Non-urban	2,254	330	196	2,580	334	187

 (*) Not taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

(**) Taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

	Millions of Euros
	Loan to Value (Last available appraisal risk)
June 2017 Nominal value of the total mortgage loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80%	Total
Home mortgages	14,627	17,551	13,358	-	45,536
Other mortgages	2,007	1,912			3,919
Total	16,634	19,463	13,358	-	49,455

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

			Millions of Euros
	Loan to Value (Last available appraisal risk)
December 2016 Nominal value of the total mortgage loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80%	Total
Home mortgages	12,883	15,921	14,047	-	42,851
Other mortgages	2,150	1,986			4,136
Total	15,033	17,907	14,047	-	46,987

	Millions of Euros
	June 2017			December 2016
Elegible and non elegible mortgage loans. Changes of the nominal values in the period	Elegibles (	*)	Non elegible	Elegibles (	*)	Non elegible
Balance at the begining	46,987		33,313	40,373		32,532
Retirements	4,195		7,504	7,458		11,489
Held-to-maturity cancellations	2,356		1,093	3,552		2,084
Anticipated cancellations	1,029		1,091	1,479		1,971
Subrogations to other institutions	19		14	37		30
Rest	791		5,307	2,390		7,404
Additions	6,663		2,345	14,072		12,270
Originated by the bank	1,405		1,472	10,051		9,523
Subrogations to other institutions	7		3	283		162
Rest	5,250		870	3,738		2,585
Balance at the end	49,455		28,153	46,987		33,313

(*) Not taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

	Millions of Euros
Mortgage loans supporting the issuance of mortgage-covered bonds Nominal value.	June 2017	December 2016
Potentially eligible	2,433	2,237
Ineligible	583	680
Total	3,016	2,917

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

b.2) Liabilities operations

	Millions of Euros
	June 2017		December 2016
Issued Mortgage Bonds	Nominal value	Average residual maturity	Nominal value	Average residual maturity
Mortgage bonds	-		-
Mortgage-covered bonds (*)	22,366		29,085
Of which:Non recognized as liabilities on balance	4,127		4,414
Of Which: outstanding	18,239		24,670

Debt securities issued through public offer	14,501		20,773
Residual maturity up to 1 year	2,000		8,272
Residual maturity over 1 year and less than 2 years	-		-
Residual maturity over 2 years and less than 3 years	-		-
Residual maturity over 3 years and less than 5 years	6,051		4,801
Residual maturity over 5 years and less than 10 years	6,250		7,500
Residual maturity over 10 years	200		200
Debt securities issued without public offer	4,165		4,321
Residual maturity up to 1 year	-		150
Residual maturity over 1 year and less than 2 years	-		-
Residual maturity over 2 years and less than 3 years	-		-
Residual maturity over 3 years and less than 5 years	1,550		1,550
Residual maturity over 5 years and less than 10 years	2,500		2,500
Residual maturity over 10 years	115		121
Deposits	3,701		3,991
Residual maturity up to 1 year	435		460
Residual maturity over 1 year and less than 2 years	666		791
Residual maturity over 2 years and less than 3 years	526		380
Residual maturity over 3 years and less than 5 years	625		671
Residual maturity over 5 years and less than 10 years	739		839
Residual maturity over 10 years	710		850
Mortgage participations	-	-	695	196
Mortgage transfer certificates	28,185	280	28,778	286
Issued through public offer	28,185	280	28,778	286
Issued without public offer	-	-	-	-
(*) Including mortgage-covered bonds hold by the BBVA Group’s companies
Given the characteristics of the type of covered bonds issued by the Bank, there is no substituting collateral related to these issues.

The Bank does not hold any derivative financial instruments relating to mortgage bond issues, as defined in the aforementioned Royal Decree.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

APPENDIX X Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012

a)	Quantitative information on refinancing and restructuring operations

The breakdown of refinancing and restructuring operations as of June 30, 2017 and December 31, 2016 is as follows:

	JUNE 2017
	BALANCE OF FORBEARANCE
	(Millions of Euros)

	TOTAL
	Unsecured loans			Secured loans
					Maximum amount of secured loans that can be		Accumulated impairment or
					considered		accumulated
	Number of	Gross	Number of	Gross carrying	Real estate	Rest of	losses in fair
	operations	carrying	operations	amount	mortgage	secured	value due to
		amount			secured	loans	credit risk
Credit institutions	-	-	-	-	-	-	-

General Governments	69	85	111	613	86	-	14

Other financial corporations and individual entrepreneurs	249	50	38	4	1	-	7
(financial business)
Non-financial corporations and individual entrepreneurs	127,918	5,374	20,598	8,217	1,831	258	4,935
(corporate non-financial activities)
Of which: financing the construction and property (including land)	1,884	514	4,680	3,827	1,038	-	2,279
Rest homes (*)	500,508	1,384	110,288	8,649	6,937	18	1,418
Total	628,744	6,893	131,035	17,483	8,855	275	6,374

	Of which: IMPAIRED

	Unsecured loans			Secured loans
					Maximum amount of secured loans that can be		Accumulated impairment or
					considered		accumulated
	Number of	Gross	Number of	Gross carrying	Real estate	Rest of	losses in fair
	operations	carrying	operations	amount	mortgage	secured	value due to
		amount			secured	loans	credit risk
Credit institutions	-	-	-	-	-	-	-

General Governments	50	50	59	39	30	-	13

Other financial corporations and individual entrepreneurs	126	8	16	2	-	-	6
(financial business)
Non-financial corporations and individual entrepreneurs	103,493	3,245	12,703	5,745	1,300	46	4,695
(corporate non-financial activities)
Of which: financing the construction and property (including land)	1,473	322	3,680	3,328	895	-	2,215
Rest homes (*)	179,773	716	50,551	4,457	3,372	4	1,261
Total	283,442	4,019	63,329	10,243	4,703	50	5,975

a)

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

(*)	Number of operations does not include Garanti Bank

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to € 399 million of collective impairment losses and € 5,975 million of specific impairment losses.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

	DECEMBER 2016 BALANCE OF FORBEARANCE (Millions of Euros)

	TOTAL
	Unsecured loans		Secured loans
					Maximum amount of secured loans that can be considered		Accumulated impairment or accumulated losses in fair value due to credit risk

	Number of	Gross	Number of	Gross carrying	Real estate	Rest of
	operations	carrying	operations	amount	mortgage	secured
		amount			secured	loans
Credit institutions	-	-	-	-	-	-	-

General Governments	24	8	112	711	98	584	6

Other financial corporations and individual entrepreneurs	3,349	59	71	18	5	-	8
(financial business)
Non-financial corporations and individual entrepreneurs	125,328	5,057	25,327	9,643	4,844	124	5,310
(corporate non-financial activities) Of which: financing the construction and property (including land)	1,519	496	5,102	4,395	694	-	2,552
Rest homes (*)	116,961	1,550	103,868	9,243	7,628	18	1,474
Total	245,662	6,674	129,378	19,615	12,576	726	6,798

			Of	which: IMPAIRED

	Unsecured loans		Secured loans
							Accumulated
					Maximum amount of		impairment or
					secured loans that can be		accumulated
					considered		losses in fair
	Number of	Gross	Number of	Gross carrying	Real estate	Rest of	value due to
	operations	carrying	operations	amount	mortgage	secured	credit risk
		amount			secured	loans
Credit institutions	-	-	-	-	-	-	-
General Governments	12	8	53	33	27	-	4
Other financial corporations and individual entrepreneurs	131	8	22	2	-	-	5
(financial business)
Non-financial corporations and individual entrepreneurs	103,310	2,857	16,327	6,924	3,002	53	4,986
(corporate non-financial activities) Of which: financing the construction	1,191	304	4,188	3,848	494	-	2,499
and property (including land)
Rest homes (*)	72,199	672	47,767	4,366	3,271	3	1,285
Total	175,652	3,545	64,169	11,325	6,300	57	6,281

(a)    Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

(*)    Number of operations does not include Garanti Bank

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to € 517 million of collective impairment losses and € 6,281 million of specific impairment losses.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in paragraph 59 (c) of IAS 39. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve our relationship with the client) rather than for economic or legal reasons relating to the borrower’s financial situation.

The table below provides a roll forward of refinanced assets during the first half of 2017:

	Millions of Euros
Refinanced assets Roll forward June 2017	Normal		Impaired		TOTAL
	Risk	Coverage	Risk	Coverage	Risk	Coverage
Balance at the beginning	11,418	517	14,869	6,281	26,288	6,798
(+) Additions	2,121	157	1,842	658	3,963	815
(-) Decreases (payments or repayments)	(1,421)	(117)	(1,339)	(742)	(2,760)	(859)
(-) Foreclosures	-	-	(200)	(133)	(200)	(133)
(-) Write-offs	(48)	(3)	(567)	(428)	(615)	(431)
(+)/(-) Other	(1,956)	(156)	(341)	339	(2,298)	183
Ending Balance	10,114	399	14,262	5,975	24,377	6,374

The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of June 30, 2017 and December 31, 2016:

	Millions of Euros
Forbereance operations. Breakdown by segments	June 2017	December 2016
Credit institutions
Central governments	684	713
Other financial corporations and individual entrepeneurs (financial activity)	47	69
Non-financial corporations and individual entrepeneurs (non-financial activity)	8,656	9,390
Of which: Financing the construction and property development (including land)	2,061	2,339
Households	8,616	9,319
Total carrying amount	18,003	19,491

Financing classified as non-current assets and disposal groups held for sale	-	-

NPL ratio by type of renegotiated loan

The non performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

As of June 30, 2017 and December 31, 2016, the non performing ratio for each of the portfolios of renegotiated loans is as follows:

June 2017 NPL ratio renegotiated loan portfolio	Ratio of Impaired loans - Past due
General governments	13%
Commercial	66%
Of which: Construction and developer	84%
Other consumer	52%

57% of the renegotiated loans classified as impaired was for reasons other than default (delinquency).

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

b)	Quantitative information on the concentration of risk by activity and guarantees

Loans and advances to customers by activity (carrying amount)

			Millions of Euros
June 2017	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	34,121	1,113	6,970	381	778	1,312	2,363	3,249
2 Other financial institutions	16,913	635	7,732	523	513	229	6,447	655
3 Non-financial institutions and individual entrepreneurs	182,091	45,540	21,355	16,015	13,094	11,054	13,052	13,680
3.1 Construction and property development	18,431	13,248	619	2,862	4,211	3,443	1,933	1,418
3.2 Construction of civil works	8,613	1,781	460	367	422	478	218	756
3.3 Other purposes	155,047	30,511	20,276	12,786	8,461	7,133	10,901	11,506
3.3.1 Large companies	96,491	12,389	15,424	5,588	4,790	4,358	5,615	7,462
3.3.2 SMEs (**) and individual entrepreneurs	58,556	18,122	4,852	7,198	3,671	2,775	5,286	4,044
4 Rest of households and NPISHs (***)	176,027	123,185	6,482	20,460	25,455	34,388	27,856	21,508
4.1 Housing	123,697	120,513	126	17,756	23,831	32,759	26,533	19,760
4.2 Consumption	45,301	785	5,479	2,196	1,243	1,249	916	660
4.3 Other purposes	7,029	1,887	877	508	381	380	407	1,088
SUBTOTAL	409,152	170,473	42,539	37,379	39,840	46,983	49,718	39,092
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-	-	-	-
6 TOTAL	409,152	170,473	42,539	37,379	39,840	46,983	49,718	39,092
MEMORANDUM:
Forbereance operations (****)	18,004	7,111	5,661	3,401	1,501	2,118	2,022	3,730

(*)      The amounts included in this table are net of impairment losses.

(**)    Small and medium enterprises

(***)   Nonprofit institutions serving households.

(****)  Net of provisions except valuation adjustments due to impairment of assets not attributable to specific operations.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

			Millions of Euros
December 2016	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	34,820	4,722	3,700	380	715	1,266	2,740	3,320
2 Other financial institutions	17,181	800	8,168	650	464	319	6,846	690
3 Non-financial institutions and individual entrepreneurs	183,871	47,105	22,663	17,000	13,122	11,667	14,445	13,533
3.1 Construction and property development	19,283	12,888	1,736	3,074	4,173	3,843	2,217	1,316
3.2 Construction of civil works	8,884	1,920	478	508	547	469	379	494
3.3 Other purposes	155,704	32,297	20,449	13,417	8,402	7,356	11,850	11,722
3.3.1 Large companies	107,550	16,041	16,349	7,311	5,149	4,777	7,160	7,993
3.3.2 SMEs (**) and individual entrepreneurs	48,154	16,257	4,100	6,106	3,253	2,579	4,689	3,729
4 Rest of households and NPISHs (***)	178,781	129,590	5,257	21,906	24,764	34,434	34,254	19,489
4.1 Housing	127,606	124,427	477	18,802	23,120	32,713	32,148	18,122
4.2 Consumption	44,504	3,181	3,732	2,535	1,278	1,230	1,322	547
4.3 Other purposes	6,671	1,982	1,048	569	366	491	784	820
SUBTOTAL	414,654	182,216	39,789	39,936	39,065	47,687	58,286	37,032
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-	-	-	-
6 TOTAL	414,654	182,216	39,789	39,936	39,065	47,687	58,286	37,032
MEMORANDUM:

Forbereance operations (****)	19,491	8,031	6,504	3,703	1,845	2,316	2,091	4,580

(*)      The amounts included in this table are net of impairment losses.

(**)    Small and medium enterprises

(***)   Nonprofit institutions serving households.

(****)  Net of provisions

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

c) Information on the concentration of risk by activity and geographical areas.

			Millions of Euros
June 2017	TOTAL(*)	Spain	European Union Other	America	Other

Credit institutions	76,844	9,830	32,242	18,293	16,479
General governments	130,527	58,204	12,935	49,014	10,374
Central Administration	89,681	35,990	12,609	30,744	10,338
Other	40,846	22,214	326	18,270	36
Other financial institutions	44,610	17,353	12,810	12,140	2,307
Non-financial institutions and individual entrepreneurs	240,963	70,040	25,622	91,931	53,370
Construction and property development	23,074	5,791	283	11,457	5,543
Construction of civil works	13,243	5,995	2,365	3,236	1,647
Other purposes	204,646	58,254	22,974	77,238	46,180
Large companies	139,445	35,358	21,507	54,082	28,498
SMEs and individual entrepreneurs	65,201	22,896	1,467	23,156	17,682
Other households and NPISHs	176,286	95,622	3,759	61,351	15,554
Housing	123,699	83,373	3,021	31,413	5,892
Consumer	45,302	7,695	609	27,992	9,006
Other purposes	7,285	4,554	129	1,946	656
SUBTOTAL	669,230	251,049	87,368	232,729	98,084
Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-
TOTAL	669,230	251,049	87,368	232,729	98,084

(*) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Equity instruments, Other equity securities, Derivatives, Trading Derivatives, Derivatives – Hedge accounting derivatives, Investments in subsidiaries, joint ventures and associates and guarantees given and Contingent risks. The amounts included in this table are net of impairment losses.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

			Millions of Euros
December 2016	TOTAL (*)	Spain	European Union Other	America	Other
Credit institutions	84,381	12,198	40,552	17,498	14,133
General governments	134,261	61,495	14,865	47,072	10,829
Central Administration	92,155	39,080	14,550	27,758	10,768
Other	42,105	22,415	315	19,314	61
Other financial institutions	47,029	16,942	14,881	12,631	2,576
Non-financial institutions and individual entrepreneurs	249,322	69,833	26,335	98,797	54,357
Construction and property development	23,141	5,572	371	11,988	5,209
Construction of civil works	14,185	6,180	2,493	3,803	1,709
Other purposes	211,996	58,080	23,471	83,005	47,439
Large companies	158,356	35,514	22,074	64,940	35,828
SMEs and individual entrepreneurs	53,640	22,566	1,397	18,065	11,611
Other households and NPISHs	179,051	96,345	3,796	62,836	16,073
Housing	127,607	85,763	3,025	32,775	6,044
Consumer	44,504	7,230	642	27,398	9,234
Other purposes	6,939	3,352	129	2,663	795
SUBTOTAL	694,044	256,813	100,428	238,834	97,968
Less: Valuation adjustments due to impairment of assets not attributable to specific operations	-	-	-	-	-
TOTAL	694,044	256,813	100,428	238,834	97,968

(*) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Equity instruments, Other equity securities, Derivatives, Trading Derivatives, Derivatives – Hedge accounting derivatives, Investments in subsidiaries, joint ventures and associates and guarantees given and Contingent risks. The amounts included in this table are net of impairment losses.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

APPENDIX XI Additional information on Risk Concentration

a) Sovereign risk exposure

The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of June 30, 2017 and December 31, 2016 by type of counterparty and the country of residence of such counterparty. The below figures do not take into account accumulated other comprehensive income, impairment losses or loan-loss provisions:

	Millions of Euros
	Sovereign Risk (*)
Risk Exposure by Countries	June 2017	December 2016
Spain	57,523	60,434
Turkey	9,992	10,478
Italy	10,499	12,206
France	458	518
Portugal	925	586
Germany	246	521
United Kingdom	40	17
Ireland	-	-
Greece	-	-
Rest of Europe	725	940
Subtotal Europe	80,408	85,699
Mexico	29,239	26,942
The United States	15,362	16,039
Venezuela	147	179
Rest of countries	4,208	3,814
Total Rest of Countries	48,956	46,974
Total Exposure to Financial Instruments	129,364	132,674

(*) In addition, as of June 30, 2017 and December 31, 2016, undrawn lines of credit, granted mainly to the Spanish General Governments and amounted to €2,557 million and €2,864 million, respectively.

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

Sovereign risk exposure in Europe

The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of June 30, 2017 and December 2016 by type of financial instrument and the country of residence of the counterparty, under EBA (European Banking Authority) requirements:

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

					Millions of Euros
	Debt securities				Derivatives
				Loans and	Direct exposure			Indirect exposure			Total	%
Exposure to Sovereign Risk by European Union Countries June 2017	Financial Assets Held-for-Trading	Available-for- Sale Financial Assets	Held-to- maturity investment	receivables	Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	1,425	13,087	6,075	24,779	1,622	72	(21)	(801)	3,415	(3,546)	46,108	82%
Italy	1,234	4,915	2,384	61	-	-	-	(2,251)	1,740	(2,174)	5,908	11%
France	34	9	-	29	-	-	-	225	30	(53)	274	0%
Germany	(180)	-	-	-	-	-	-	2,478	213	(192)	2,320	4%
Portugal	226	1	-	314	516	9	(132)	(32)	67	(151)	818	1%
United Kingdom	-	-	-	38	-	-	-	(2)	1	-	37	0%
Greece	-	-	-	-	-	-	-	-	-	-	-	0%
Hungary	-	-	-	-	-	-	-	-	-	-	-	0%
Ireland	-	-	-	-	-	-	-	-	-	-	-	0%
Rest of European Union	67	482	-	34	-	-	-	21	11	(6)	610	1%
Total Exposure to Sovereign Counterparties (European Union)	2,808	18,492	8,459	25,255	2,138	81	(153)	(362)	5,478	(6,121)	56,076	100%

This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€10,266 million as of June 30, 2017) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

				Millions of Euros
					Derivatives
	Debt securities			Loans and	Direct exposure			Indirect exposure			Total	%
Exposure to Sovereign Risk by European Union Countries December 2016	Financial Assets Held- for-Trading	Available-for- Sale Financial Assets	Held-to- maturity investment	receivables	Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	927	13,385	8,063	24,835	1,786	88	(27)	(744)	993	(1,569)	47,737	81%
Italy	1,973	4,806	2,719	60	-	-	-	(1,321)	1,271	(866)	8,641	15%
France	250	-	-	28	-	-	-	(13)	46	(63)	248	0%
Germany	82	-	-	-	-	-	-	(5)	203	(249)	30	0%
Portugal	54	1	-	285	1,150	-	(215)	10	1	(6)	1,280	2%
United Kingdom	-	-	-	16	-	-	-	(9)	1	-	8	0%
Greece	-	-	-	-	-	-	-	-	-	-	-	0%
Hungary	-	-	-	-	-	-	-	-	-	-	-	0%
Ireland	-	-	-	-	-	-	-	-	-	-	-	0%
Rest of European Union	195	469	-	36	-	-	-	30	13	(6)	736	1%
Total Exposure to Sovereign Counterparties (European Union)	3,482	18,660	10,783	25,259	2,936	88	(242)	(2,053)	2,527	(2,759)	58,680	100%

This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€10,443 million as of December 31, 2016) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

As of June 30, 2017 and December 31, 2016 the breakdown of total exposure faced by the Group’s credit institutions to Spain and other countries, by maturity of the financial instruments, is as follows:

Millions of Euros
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
Maturities of Sovereign Risks European Union June 2017	Financial Assets Held- for-Trading	Available-for- Sale Financial Assets	Held-to- maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	1,425	13,087	6,075	24,779	1,622	72	(21)	(801)	3,415	(3,546)	46,108	82%
Up to 1 Year	1,260	3,180	480	12,978	-	-	-	(800)	3,415	(3,546)	16,966	30%
1 to 5 Years	391	1,919	2,825	8,506	1,136	25	-	(1)	-	-	14,802	26%
Over 5 Years	(225)	7,988	2,770	3,295	486	46	(20)	-	-	-	14,340	26%
Rest of European Union	1,382	5,406	2,384	476	516	9	(132)	439	2,063	(2,575)	9,968	18%
Up to 1 Year	1,307	212	-	310	-	-	-	(181)	2,040	(2,414)	1,273	2%
1 to 5 Years	34	2,076	1,926	4	516	9	-	253	18	(58)	4,778	9%
Over 5 Years	42	3,118	457	162	-	-	(132)	368	5	(103)	3,917	7%
Total Exposure to European
Union Sovereign	2,808	18,492	8,459	25,255	2,138	81	(153)	(362)	5,478	(6,121)	56,076	100%
Counterparties

Millions of Euros
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
Maturities of Sovereign Risks European Union December 2016	Financial Assets Held- for-Trading	Available-for- Sale Financial Assets	Held-to - maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	927	13,385	8,063	24,835	1,786	88	(27)	(744)	993	(1,569)	47,737	81%
Up to 1 Year	913	889	1,989	9,087	-	-	-	(736)	993	(1,564)	11,571	20%
1 to 5 Years	1,272	3,116	3,319	7,059	1,209	32	(1)	(3)	-	-	16,004	27%
Over 5 Years	(1,259)	9,380	2,755	4,595	577	56	(27)	(6)	-	(4)	16,068	27%
Rest of European Union	2,554	5,275	2,719	424	1,150	-	(215)	(1,309)	1,534	(1,191)	10,943	19%
Up to 1 Year	(395)	38	-	2	-	-	-	(1,721)	1,507	(1,054)	(1,623)	-3%
1 to 5 Years	1,535	2,050	1,958	247	381	-	(12)	194	19	(50)	6,322	11%
Over 5 Years	1,414	3,186	761	175	770	-	(203)	218	8	(86)	6,243	11%
Total Exposure to European
Union Sovereign	3,482	18,660	10,783	25,259	2,936	88	(242)	(2,053)	2,527	(2,759)	58,680	100%
Counterparties

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

b) Concentration of risk on activities in the real-estate market in Spain

Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.

As of June 30, 2017 and December 31, 2016, exposure to the construction sector and real-estate activities in Spain stood at €14,405 and €15,285 million, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €7,072 and €7,930 million, respectively, representing 4.4% and 4.5% of loans and advances to customers of the balance of business in Spain (excluding the general governments) and 1.0% and 1.1% of the total assets of the Consolidated Group.

Lending for real estate development of the loans as of June 30, 2017 and December 31, 2016 is shown below:

	Millions of Euros
June 2017 Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction ans real estate development (including land) (Business in Spain)	7,072	3,170	(2,554)
Of which: Impaired assets	4,345	2,506	(2,510)
Memorandum item:
Write-offs	2,140
Memorandum item:
Total loans and advances to customers, excluding the
General Governments (Business in Spain)	161,408
Total consolidated assets (total business)	702,429
Impairment and provisions for normal exposures	(5,766)

	Millions of Euros
December 2016 Financing Allocated to Construction and Real Estate Development and its Coverage	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction ans real estate development (including land) (Business in Spain)	7,930	3,449	(2,944)
Of which: Impaired assets	5,095	2,680	(2,888)
Memorandum item:
Write-offs	2,061
Memorandum item:
Total loans and advances to customers, excluding the
General Governments (Business in Spain)	159,492
Total consolidated assets (total business)	731,856
Impairment and provisions for normal exposures	(5,830)

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase	June 2017	December 2016
Without secured loan	714	801

With secured loan	6,358	7,129

Terminated buildings	3,476	3,875

Homes	2,657	2,954

Other	819	921

Buildings under construction	774	760

Homes	632	633

Other	142	127

Land	2,108	2,494

Urbanized land	1,040	1,196

Rest of land	1,068	1,298

Total	7,072	7,930

As of June 30, 2017 and December 31, 2016, 49.2% and 48.9% of loans to developers were guaranteed with buildings (76.4% and 76.2%, are homes), and only 29.8% and 31.5% by land, of which 49.3% and 48.0% are in urban locations, respectively.

The table below provides the breakdown of the financial guarantees given as of June 30, 2017 and December 31, 2016:

	Millions of Euros
Financial guarantees given	June 2017	December 2016

Houses purchase loans	61	62

Without mortgage	16	18

The information on the retail mortgage portfolio risk (housing mortgage) as of June 30, 2017 and December 31, 2016 is as follows:

	Millions of Euros
Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase June 2017	Gross amount	Of which: impaired loans
Houses purchase loans	85,154	5,005

Without mortgage	1,521	38

With mortgage	83,633	4,967

	Millions of Euros
Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase December 2016	Gross amount	Of which: impaired loans
Houses purchase loans	87,874	4,938

Without mortgage	1,935	93

With mortgage	85,939	4,845

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

The loan to value (LTV) ratio of the above portfolio is as follows:

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value -LTV)
June 2017 LTV Breakdown of mortgage to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,301	18,213	20,616	15,107	15,396	83,633

of which: Impaired loans	327	477	781	991	2,391	4,967

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value -LTV)
December 2016 LTV Breakdown of mortgage to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	13,780	18,223	20,705	15,967	17,264	85,939

of which: Impaired loans	306	447	747	962	2,383	4,845

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

	Millions of Euros
	June 2017
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Provisions	Of wich: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying Amount

Real estate assets from loans to the construction and real estate development sectors in Spain.	7,604	5,068	2,904	2,536

Terminated buildings	2,289	1,220	622	1,069
Homes	1,416	739	364	677
Other	873	481	258	392
Buildings under construction	685	442	232	243
Homes	664	429	226	235
Other	21	13	6	8
Land	4,630	3,406	2,050	1,224
Urbanized land	3,124	2,275	1,376	849
Rest of land	1,506	1,131	674	375
Real estate assets from mortgage financing for households for the purchase of a home	3,857	2,304	1,098	1,553

Rest of foreclosed real estate assets	1,722	889	247	833

Equity instruments, investments and financing to non-consolidated companies holding said assets	1,226	540	442	686
Total	14,409	8,801	4,691	5,608

Additionally, in March 2017, there was an increase of BBVA, S.A.’s stake in Testa Residencial through its contribution to the capital increase carried out by the latter entity by contributing assets from the Bank’s real estate assets. The stake in Testa Residencial as of June 30, 2017 is 33.7%.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

		Millions of Euros
		December 2016
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Provisions	Of wich: Valuation adjustments on impaired assets, at the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,017	5,290	2,790	2,727

Terminated buildings	2,602	1,346	688	1,256
Homes	1,586	801	408	785
Other	1,016	545	280	471
Buildings under construction	665	429	203	236
Homes	642	414	195	228
Other	23	15	8	8
Land	4,750	3,515	1,899	1,235
Urbanized land	3,240	2,382	1,364	858
Rest of land	1,510	1,133	535	377
Real estate assets from mortgage financing for households for the purchase of a home	4,332	2,588	1,069	1,744

Rest of foreclosed real estate assets	1,856	1,006	225	850

Equity instruments, investments and financing to non-consolidated companies holding said assets	1,240	549	451	691
Total	15,445	9,433	4,535	6,012

As of June 30, 2017 and December 31, 2016, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was € 7,604 and € 8,017 million, respectively, with an average coverage ratio of 66.6% and 66.0%, respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of June 30, 2017 and December 31, 2016, amounted to € 3,857 and € 4,332 million, respectively, with an average coverage ratio of 59.7%.

As of June 30, 2017 and December 31, 2016, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was € 13,183 and € 14,205 million, respectively. The coverage ratio was 62.7% and 62.5%, respectively.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

c) Concentration of risk by geography

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account impairment losses or loan-loss provisions:

				Millions of Euros
Risks by Geographical Areas June 2017	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Other	Total
Derivatives	6,382	22,139	1,805	3,909	159	2,105	1,005	37,505
Equity instruments (*)	4,470	2,266	2,370	798	43	282	145	10,375
Debt securities	46,008	17,093	24,635	15,822	10,804	7,752	1,705	123,819
Central banks	-	-	-	-	-	3,065	48	3,112
General governments	37,276	12,334	22,199	10,895	9,809	2,724	200	95,437
Credit institutions	1,537	2,300	336	82	911	1,176	906	7,248
Other financial corporations	6,882	1,140	444	3,433	11	336	214	12,461
Non-financial corporations	314	1,319	1,657	1,411	72	451	339	5,563
Loans and advances	184,703	40,942	57,766	55,735	63,522	54,057	5,855	462,580
Central banks	-	37	79	-	8,570	2,455	-	11,142
General governments	20,416	476	7,108	4,467	182	1,244	290	34,183
Credit institutions	4,528	13,989	3,173	1,560	1,198	1,440	1,081	26,969
Other financial corporations	4,532	6,858	1,629	1,416	1,429	605	319	16,788
Non-financial corporations	53,708	15,295	21,131	30,616	34,652	24,181	3,875	183,458
Households	101,519	4,287	24,646	17,677	17,491	24,132	289	190,041
Total Risk in Financial Assets	241,563	82,441	86,576	76,264	74,528	64,197	8,711	634,280
Loan commitments given	31,848	18,221	2,164	30,945	3,106	5,068	832	92,184
Financial guarantees given	2,969	1,767	111	752	8,937	1,182	645	16,363
Other Commitments given	15,882	15,762	1,609	2,247	1,451	3,801	2,038	42,790
Off-balance sheet exposures	50,699	35,750	3,884	33,944	13,494	10,051	3,515	151,337

Total Risks in Financial Instruments	292,262	118,192	90,460	110,208	88,021	74,248	12,226	785,617

(*)     Equity instruments are shown net of valuation adjustment.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

				Millions of Euros
Risks by Geographical Areas December 2016	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Other	Total
Derivatives	7,143	26,176	2,719	4,045	175	1,359	1,339	42,955
Equity instruments (*)	4,641	2,303	2,383	831	57	316	706	11,236
Debt securities	49,355	20,325	22,380	18,043	11,695	7,262	1,923	130,983
Central banks	-	-	-	-	-	2,237	16	2,253
General governments	40,172	14,282	19,771	11,446	10,258	2,257	240	98,426
Credit institutions	1,781	2,465	257	112	1,331	1,459	869	8,275
Other financial corporations	6,959	1,181	352	4,142	15	347	379	13,376
Non-financial corporations	443	2,397	2,000	2,343	90	961	418	8,653
Loans and advances	187,717	45,075	52,230	61,739	61,090	58,020	5,067	470,938
Central banks	-	158	21	-	5,722	2,994	-	8,894
General governments	20,741	424	7,262	4,593	217	1,380	256	34,873
Credit institutions	5,225	19,154	1,967	1,351	1,194	1,515	1,011	31,416
Other financial corporations	5,339	6,213	1,171	1,648	1,620	886	214	17,091
Non-financial corporations	54,112	14,818	19,256	34,330	34,471	26,024	3,371	186,384
Households	102,299	4,308	22,552	19,818	17,866	25,221	216	192,281
Total Risk in Financial Assets	248,856	93,880	79,712	84,657	73,016	66,956	9,036	656,112
Loan commitments given	31,477	19,219	13,060	34,449	2,912	5,161	976	107,254
Financial guarantees given	1,853	3,504	121	819	9,184	2,072	714	18,267
Other Commitments given	16,610	14,154	1,364	2,911	2,002	3,779	1,771	42,592
Off-balance sheet exposures	49,940	36,878	14,545	38,179	14,098	11,012	3,461	168,113

Total Risks in Financial Instruments	298,796	130,757	94,257	122,836	87,114	77,968	12,497	824,225

(*)     Equity instruments are shown net of valuation adjustment.

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VII.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

The breakdown of loans and advances in the heading of Loans and receivables, impaired by geographical area as of June 30, 2017 and December 31, 2016 is as follows:

	Millions of Euros
Impaired Financial Assets by geographic area	June 2017	December 2016
Spain	15,832	16,812
Rest of Europe	633	704
Mexico	1,270	1,152
South America	1,781	1,589
The United States	716	975
Turkey	1,509	1,693
Rest of the world	-	-
IMPAIRED RISKS	21,740	22,925

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Glossary

Additional Tier 1 Capital	Includes: Preferred stock and convertible perpetual securities and deductions.

Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.

Amortized cost

The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.

Associates

Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.

Basic earnings per share

Calculated by dividing “Profit attributable to Parent Company” corresponding to ordinary shareholders of the entity by the weighted average number of shares outstanding throughout the year (i.e., excluding the average number of treasury shares held over the year).

Basis risk	Risk arising from hedging exposure to one interest rate with exposure to a rate that reprices under slightly different conditions.

Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses.

Cash flow hedges

Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.

Commissions

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

·     Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.

·     Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

·     Fees and commissions generated by a single act are accrued upon execution of that act.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Consolidated statements of cash flows

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated profit and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposits in central banks, are classified as cash and equivalents.

When preparing these financial statements the following definitions have been used:

·    Cash flows: Inflows and outflows of cash and equivalents.

·    Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investment or financing activities.

·    Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents or in operating activities.

·    Financing activities: Activities that result in changes in the size and composition of the Group’s equity and of liabilities that do not form part of operating activities.

Consolidated statements of changes in equity

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any.

The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 31), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

Consolidated statements of recognized income and expenses

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. Such statement distinguishes between income and expenses recognized in the consolidated income statements and “Other recognized income (expenses)” recognized directly in consolidated equity. “Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.

The sum of the changes to the heading “Other comprehensive income ” of the consolidated total equity and the consolidated profit for the year comprise the “Total recognized income/expenses of the year”.

Consolidation method

Method used for the consolidation of the accounts of the Group’s subsidiaries. The assets and liabilities of the Group entities are incorporated line-by-line on the consolidate balance sheets, after conciliation and the elimination in full of intragroup balances, including amounts payable and receivable.

Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations:

a)    income and expenses in respect of intragroup transactions are eliminated in full.

b)    profits and losses resulting from intragroup transactions are similarly eliminated.

The carrying amount of the parent’s investment and the parent’s share of equity in each subsidiary are eliminated.

Contingencies	Current obligations of the entity arising as a result of past events whose existence depends on the occurrence or non-occurrence of one or more future events independent of the will of the entity.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Contingent commitments

Possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets.

Control

An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. An investor controls an investee if and only if the investor has all the following:

a) Power; An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the investee’s returns.

b) Returns; An investor is exposed, or has rights, to variable returns from its involvement with the investee when the investor’s returns from its involvement have the potential to vary as a result of the investee’s performance. The investor’s returns can be only positive, only negative or both positive and negative.

c) Link between power and returns; An investor controls an investee if the investor not only has power over the investee and exposure or rights to variable returns from its involvement with the investee, but also has the ability to use its power to affect the investor’s returns from its involvement with the investee.

Correlation risk

Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.

Credit Valuation Adjustment (CVA)	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.
Current service cost	Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.
Debit Valuation Adjustment (DVA)	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.
Debt certificates

Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.

Deferred tax assets	Taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.
Defined benefit plans

Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Defined contribution plans

Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.

Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.
Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.
Deposits from customers

Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, which are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

Derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.
Derivatives - Hedging derivatives

Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.

Diluted earnings per share

Calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the profit attributable to the parent company corresponding to ordinary shareholders of the entity, if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments, etc.).

Dividends and retributions	Dividend income collected announced during the year, corresponding to profits generated by investees after the acquisition of the stake.
Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Methods or practices that allow banks to consistently assess risk and attribute capital to cover the economic effects of risk-taking activities.
Effective interest rate

Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.

Employee expenses

All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.

Equity

The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, non-controlling interests.

Equity instruments	An equity instrument that evidences a residual interest in the assets of an entity, that is after deducting all of its liabilities.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Equity instruments issued other than capital	Includes equity instruments that are financial instruments other than “Capital” and “Equity component of compound financial instruments”.
Equity Method

Is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. The investor’s profit or loss includes its share of the investee’s profit or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

Exchange/translation differences

Exchange differences (P&L): Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.

Exposure at default	EAD is the amount of risk exposure at the date of default by the counterparty.
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair value hedges

Derivatives that hedge the exposure to changes in the fair value of assets and liabilities or firm commitments that have not be recognized, or of an identified portion of said assets, liabilities or firm commitments, attributable to a specific risk, provided it could affect the income statement.

Financial guarantees

Contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, insurance contracts or credit derivatives.

Financial guarantees given	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.
Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.
Financial liabilities at amortized cost

Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.

Goodwill

Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.

Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation.
Held for trading (assets and liabilities)

Financial assets and liabilities acquired or incurred primarily for the purpose of profiting from variations in their prices in the short term. This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).

Held-to-maturity investments

Held-to-maturity investments are financial assets traded on an active market, with fixed maturity and fixed or determinable payments and cash flows that an entity has the positive intention and financial ability to hold to maturity.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Impaired financial assets

A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:

a)    A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).

b)    A significant or prolonged drop in fair value below cost in the case of equity instruments.

Income from equity instruments

Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.

Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.
Inventories

Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.

Investment properties

Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.

Joint arrangement	An arrangement of which two or more parties have joint control.
Joint control	The contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
Joint operation

A joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets of the arrangement and obligations for the liabilities. A joint venturer shall recognize the following for its participation in a joint operation:

a) its assets, including any share of the assets of joint ownership;

b) its liabilities, including any share of the liabilities incurred jointly;

c) income from the sale of its share of production from the joint venture;

d) its share of the proceeds from the sale of production from the joint venturer; and

e) its expenses, including any share of the joint expenses.

A joint venturer shall account for the assets, liabilities, income and expenses related to its participation in a joint operation in accordance with IFRS applicable to the assets, liabilities, income and expenses specific question.

Joint venture

A joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venturer shall recognize its interest in a joint venture as an investment and shall account for that investment using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures.

Leases

A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.

a)    A lease is classified as a finance lease when it substantially transfers all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract.

b)    A lease will be classified as operating lease when it is not a financial lease.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Liabilities included in disposal groups classified as held for sale

The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.

Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.
Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.
Loans and receivables

Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity (amounts of cash available and pending maturity by customers as a loan or deposits lent to other entities, and unlisted debt certificates), as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors.

Loss given default (LGD)

It is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.
Non performing financial guarantees given

The balance of non performing risks, whether for reasons of default by customers or for other reasons, for financial guarantees given. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

Non Performing Loans (NPL)

The balance of non performing risks, whether for reasons of default by customers or for other reasons, for exposures on balance loans to customers. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

Non-controlling interests

The net amount of the profit or loss and net assets of a subsidiary attributable to associates outside the group (that is, the amount that is not owned, directly or indirectly, by the parent), including that amount in the corresponding part of the consolidated earnings for the period.

Non-current assets and disposal groups held for sale

A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:

a) it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset.

b) the sale is considered highly probable.

Non-monetary assets

Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.

Option risk	Risks arising from options, including embedded options.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Other financial assets/liabilities at fair value through profit or loss

Instruments designated by the entity from the inception at fair value with changes in profit or loss.

An entity may only designate a financial instrument at fair value through profit or loss, if doing so more relevant information is obtained, because:

a) It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes called “accounting mismatch”) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. It might be acceptable to designate only some of a number of similar financial assets or financial liabilities if doing so a significant reduction (and possibly a greater reduction than other allowable designations) in the inconsistency is achieved.

b) The performance of a group of financial assets or financial liabilities is managed and evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity´s key management personnel.

These are financial assets managed jointly with “Liabilities under insurance contracts” measured at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts’ fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.

These headings include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.

Other Reserves

This heading is broken down as follows:

i) Reserves or accumulated losses of investments in subsidiaries, joint ventures and associate: include the accumulated amount of income and expenses generated by the aforementioned investments through profit or loss in past years.

ii) Other: includes reserves different from those separately disclosed in other items and may include legal reserve and statutory reserve.

Other retributions to employees long term	Includes the amount of compensation plans to employees long term.
Own/treasury shares	The amount of own equity instruments held by the entity.
Past service cost

It is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.

Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.
Probability of default (PD)	It is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction.
Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.
Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Provisions for contingent liabilities and commitments

Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.

Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.
Provisions or (-) reversal of provisions

Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.

Refinanced Operation	An operation which is totally or partially brought up to date with its payments as a result of a refinancing operation made by the entity itself or by another company in its group.
Refinancing Operation

An operation which, irrespective of the holder or guarantees involved, is granted or used for financial or legal reasons related to current or foreseeable financial difficulties that the holder(s) may have in settling one or more operations granted by the entity itself or by other companies in its group to the holder(s) or to another company or companies of its group, or through which such operations are totally or partially brought up to date with their payments, in order to enable the holders of the settled or refinanced operations to pay off their loans (principal and interest) because they are unable, or are expected to be unable, to meet the conditions in a timely and appropriate manner.

Renegotiated Operation

An operation whose financial conditions are modified when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the conditions are modified for reasons other than restructuring.

Repricing risk	Risks related to the timing mismatch in the maturity and repricing of assets and liabilities and off-balance sheet short and long-term positions.
Restructured Operation

An operation whose financial conditions are modified for economic or legal reasons related to the holder’s (or holders’) current or foreseeable financial difficulties, in order to enable payment of the loan (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the loan, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile.

Retained earnings	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution.
Securitization fund

A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.

Share premium	The amount paid in by owners for issued equity at a premium to the shares’ nominal value.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Shareholders’ funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.
Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.
Significant influence

Is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. If an entity holds, directly or indirectly (i.e. through subsidiaries), 20 per cent or more of the voting power of the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the entity holds, directly or indirectly (i.e. through subsidiaries), less than 20 per cent of the voting power of the investee, it is presumed that the entity does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an entity from having significant influence.

The existence of significant influence by an entity is usually evidenced in one or more of the following ways:

a)      representation on the board of directors or equivalent governing body of the investee;

b)      participation in policy-making processes, including participation in decisions about dividends or other distributions;

c)      material transactions between the entity and its investee;

d)      interchange of managerial personnel; or

e)      provision of essential technical information.

Structured credit products	Special financial instrument backed by other instruments building a subordination structure.
Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. A structured entity often has some or all of the following features or attributes:

a)      restricted activities.

b)      a narrow and well-defined objective, such as to effect a tax-efficient lease, carry out research and development activities, provide a source of capital or funding to an entity or provide investment opportunities for investors y passing on risks and rewards associated with the assets of the structured entity to investors.

c)      insufficient equity to permit the structured entity to finance its activities without subordinated financial support.

d)    financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).

Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.

Translation of the Consolidated Financial Statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (see Note 1 and 56). In the event of a discrepancy, the Spanish language-version prevails.

Subsidiaries

Companies over which the Group exercises control. An entity is presumed to have control over another when it possesses the right to oversee its financial and operational policies, through a legal, statutory or contractual procedure, in order to obtain benefits from its economic activities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:

a)    an agreement that gives the parent the right to control the votes of other shareholders;

b)    power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;

c)    power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Tax liabilities	All tax related liabilities except for provisions for taxes.
Territorial bonds	Financial assets or fixed asset security issued with the guarantee of portfolio loans of the public sector of the issuing entity.
Tier 1 Capital	Mainly includes: Common stock, parent company reserves, reserves in consolidated companies, non-controlling interests, deductions and others and attributed net income.
Tier 2 Capital	Mainly includes: Subordinated, preferred shares and non- controlling interest.
Unit-link

This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.

Value at Risk (VaR)

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level

VaR figures are estimated following two methodologies:

a)    VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

b)    VaR with smoothing, which weights more recent market information more heavily. This is a metric which supplements the previous one.

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

Yield curve risk	Risks arising from changes in the slope and the shape of the yield curve.

JANUARY-JUNE 2017

JANUARY-JUNE 2017	BBVA GROUP HIGHLIGHTS	P . 2

BBVA Group highlights

BBVA Group highlights (Consolidated figures)

	30-06-17	Δ%	30-06-16	31-12-16

Balance sheet (million euros)

Total assets	702,429	(5.8)	746,040	731,856

Loans and advances to customers (gross)	424,405	(2.0)	433,268	430,474

Deposits from customers	394,626	(2.9)	406,284	401,465

Other customer funds	137,044	5.3	130,177	132,092

Total customer funds	531,670	(0.9)	536,460	533,557

Total equity	54,727	(2.2)	55,962	55,428

Income statement (million euros)

Net interest income	8,803	5.2	8,365	17,059

Gross income	12,718	4.0	12,233	24,653

Operating income	6,407	8.6	5,901	11,862

Profit/(loss) before tax	4,033	18.9	3,391	6,392

Net attributable profit	2,306	25.9	1,832	3,475

The BBVA share and share performance ratios

Number of shares (millions)	6,668	2.9	6,480	6,567

Share price (euros)	7.27	43.5	5.06	6.41

Earning per share (euros) (1)	0.33	25.7	0.26	0.49

Book value per share (euros)	7.18	(2.3)	7.35	7.22

Tangible book value per share (euros)	5.82	0.2	5.81	5.73

Market capitalization (million euros)	48,442	47.6	32,817	42,118

Yield (dividend/price; %)	5.1		7.3	5.8

Significant ratios (%)

ROE (net attributable profit/average shareholders’ funds) (2)	8.6		7.2	6.7

ROTE (net attributable profit/average shareholders’ funds excluding	10.5		8.9	8.2

intangible assets) (2)

ROA (profit or loss for the year/average total assets)	0.82		0.67	0.64

RORWA (profit or loss for the year/average risk-weighted assets)	1.53		1.25	1.19

Efficiency ratio	49.6		51.8	51.9

Cost of risk	0.92		0.92	0.84

NPL ratio	4.8		5.1	4.9

NPL coverage ratio	71		74	70

Capital adequacy ratios (%)

CET1 fully-loaded	11.1		10.7	10.9

CET1 phased-in (3)	11.8		12.0	12.2

Tier 1 phased-in (3)	13.0		12.7	12.9

Total ratio phased-in (3)	15.5		15.7	15.1

Other information

Number of shareholders	910,330	(3.1)	939,683	935,284

Number of employees	132,321	(3.6)	137,310	134,792

Number of branches	8,421	(8.0)	9,153	8,660

Number of ATMs	31,194	0.8	30,958	31,120

(1)	Adjusted by additional Tier 1 instrument remuneration.

(2) The ROE and ROTE ratios include in the denominator the Group’s average shareholders’ funds, but do not take into account the caption within total equity named “Accumulated other comprehensive income” with an average balance of -€ 4,218m in 1H16, –€ 4,492m in 2016 and -€ 6,015m in 1H17.

(3)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 80% phase-in for 2017 and a 60% for 2016.

JANUARY-JUNE 2017	GROUP INFORMATION	P . 3

Group information

Relevant events

Results (pages 4-9)

General growth of more recurring revenues in practically all geographic areas.

Lower contribution from net trading income (NTI).

Operating expenses under control and improvement in the efficiency ratio in comparison with the same period the previous year.

Impairment losses on financial assets below the figure for the first half of 2016.

Provisions (net) and Other gains (losses) higher than in the same period last year due to allocation for restructuring costs.

As a result, the net attributable profit in the first half of 2017 is €2,306m, 25.9% up on the first six months of 2016.

Balance sheet and business activity (pages 10-11)

Loans and advances to customers (gross) continue to increase in emerging economies but decline in Spain (albeit less than in previous periods) and the United States.

Non-performing loans continue to improve, particularly in Spain, the United States and Turkey.

Deposits from customers have again performed well in the more liquid and lower-cost items.

In off-balance sheet customer funds, the trend in mutual funds continues to be positive.

Solvency (page 12-13)

The capital position is above regulatory requirements, with a fully-loaded CET1 ratio of 11.1% as of 30-Jun-2017 above the established target of 11%. Year-to-date, this ratio has increased by 20 basis points primarily due to organic generation of earnings and a reduction of risk-weighted assets (RWAs).

One issue of instruments that are eligible as additional Tier 1 for €500m with a coupon of 5.875%, and a number of issues that are eligible as Tier 2.

Risk management (pages 14-16)

Positive trend in the metrics related to the credit risk management in the first six months of the year (stability in the second quarter): as of 30-Jun-2017, the NPL ratio closed at 4.8%, the NPL coverage ratio at 71% and the cumulative cost of risk at 0.92%.

Transformation

The Group’s digital and mobile customer base (up 22% and 42% year-on-year, respectively, according to latest available data) continues to increase, as do digital sales in all the geographic areas where BBVA operates.

JANUARY-JUNE 2017	GROUP INFORMATION	P . 4

Results

In the first half of 2017, BBVA has generated a net attributable profit of €2,306m, a year-on-year increase of 25.9%. This positive trend is explained by the good performance of more recurring revenues and the heading of other operating income and expenses, together with the control of operating expenses and a reduction in impairment losses on financial assets.

Unless expressly indicated otherwise, to better understand the changes in the main headings of the Group’s income statement, the percentage changes given below refer to constant exchange rates.

Consolidated income statement: quarterly evolution (Million euros)

	2017		2016
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,481	4,322	4,385	4,310	4,213	4,152
Net fees and commissions	1,233	1,223	1,161	1,207	1,189	1,161
Net trading income	378	691	379	577	819	357
Dividend income	169	43	131	35	257	45
Share of profit or loss of entities accounted for using the equity method	(2)	(5)	7	17	(6)	7
Other operating income and expenses	77	108	159	52	(26)	66
Gross income	6,336	6,383	6,222	6,198	6,445	5,788
Operating expenses	(3,175)	(3,137)	(3,243)	(3,216)	(3,159)	(3,174)
Personnel expenses	(1,677)	(1,647)	(1,698)	(1,700)	(1,655)	(1,669)
Other administrative expenses	(1,139)	(1,136)	(1,180)	(1,144)	(1,158)	(1,161)
Depreciation	(359)	(354)	(365)	(372)	(345)	(344)
Operating income	3,161	3,246	2,980	2,982	3,287	2,614
Impairment on financial assets (net)	(997)	(945)	(687)	(1,004)	(1,077)	(1,033)
Provisions (net)	(193)	(170)	(723)	(201)	(81)	(181)
Other gains (losses)	(3)	(66)	(284)	(61)	(75)	(62)
Profit/(loss) before tax	1,969	2,065	1,285	1,716	2,053	1,338
Income tax	(546)	(573)	(314)	(465)	(557)	(362)
Profit/(loss) for the year	1,422	1,492	971	1,251	1,496	976
Non-controlling interests	(315)	(293)	(293)	(286)	(373)	(266)
Net attributable profit	1,107	1,199	678	965	1,123	709
Earning per share (euros) (1)	0.16	0.17	0.09	0.13	0.16	0.10

(1) Adjusted by additional Tier 1 instrument remuneration.

JANUARY-JUNE 2017	GROUP INFORMATION	P . 5

Consolidated income statement (Million euros)

	1H17	Δ%	Δ % at constant exchange rates	1H16
Net interest income	8,803	5.2	9.6	8,365
Net fees and commissions	2,456	4.5	8.0	2,350
Net trading income	1,069	(9.1)	(2.4)	1,176
Dividend income	212	(29.6)	(29.5)	301
Share of profit or loss of entities accounted for using the equity method	(8)	n.s.	n.s.	1
Other operating income and expenses	185	n.s.	97.7	40
Gross income	12,718	4.0	7.8	12,233
Operating expenses	(6,311)	(0.3)	2.2	(6,332)
Personnel expenses	(3,324)	(0.0)	2.2	(3,324)
Other administrative expenses	(2,275)	(1.9)	1.0	(2,319)
Depreciation	(712)	3.4	6.3	(689)
Operating income	6,407	8.6	13.9	5,901
Impairment on financial assets (net)	(1,941)	(8.0)	(4.9)	(2,110)
Provisions (net)	(364)	38.6	32.1	(262)
Other gains (losses)	(69)	(50.0)	(51.1)	(137)
Profit/(loss) before tax	4,033	18.9	27.2	3,391
Income tax	(1,120)	21.8	32.9	(920)
Profit/(loss) for the year	2,914	17.9	25.2	2,471
Non-controlling interests	(607)	(5.0)	7.7	(639)
Net attributable profit	2,306	25.9	30.8	1,832
Earning per share (euros) (1)	0.33			0.26

(1)	Adjusted by additional Tier 1 instrument remuneration.

Gross income

Cumulative gross income grew 7.8% year-on-year, again strongly supported by the positive performance of the more recurring items.

Net interest income grew 9.6% year-on-year and 3.3% over the quarter. Once more, the trend can be explained by the growth in activity in emerging economies and good management of customer spreads. Performance was positive in all the business areas except for Banking activity in Spain, where the current environment of very low interest rates, lower volumes of activity and sales in the wholesale portfolios have had a negative impact on performance.

JANUARY-JUNE 2017	GROUP INFORMATION	P . 6

First-half net fees and commissions have also performed well year-on-year in all the Group’s areas, strongly influenced by good diversification, the recovery of activity in the wholesale businesses and fees from asset management, credit cards and online banking.

As a result, more recurring revenues (net interest income plus fees and commissions) have increased 9.2% year-on-year (2.7% over the last three months).

The positive contribution of NTI has moderated in the half-year compared with the same period in 2016. This is mainly because capital gains of € 204m before tax from the sale on the market of 1.7% of China Citic Bank (CNCB) in the first quarter of the year are lower than those from the VISA transaction booked in the same period last year (€ 225m).

The dividend income heading mainly includes dividends from the Group’s stake in the Telefónica Group (€ 53m). The amount is lower than that paid in the second quarter of 2016 as a result of the reduction of the dividend paid by the entity (from € 0.4 to € 0.2 per share). In 2016 it also included those from CNCB.

Finally, other operating income and expenses have grown 97.7% year-on-year as a result of the positive contribution of the insurance business (up 14.4% in the last twelve months) due to the improvement in both written premiums and claims on the same period in 2016. In addition, this line includes the annual contribution of € 100m in the second quarter to the Single Resolution Fund (SRF) (€122m in the same period of 2016).

Operating income

The year-on-year increase in operating expenses continues limited, and stands at 2.2%. The above is due to the cost discipline implemented in all the areas of the Group through efficiency plans that are beginning to deliver results, and the materialization of some synergies (mainly those resulting from the integration of Catalunya Banc –CX-). By business area there has been a reduction in Spain (where in May 59 branches were closed in addition to the 129 in February), the Rest of Eurasia and the Corporate Center, and an increase close to inflation levels in the rest of the geographic areas.

JANUARY-JUNE 2017	GROUP INFORMATION	P . 7

Breakdown of operating expenses and efficiency calculation (Million euros)

	1H17	Δ%	1H16

Personnel expenses	3,324	(0.0)	3,324

Wages and salaries	2,590	0.1	2,587

Employee welfare expenses	478	(1.0)	482

Training expenses and other	256	0.5	255

Other administrative expenses	2,275	(1.9)	2,319

Property, fixtures and materials	528	(3.4)	547

IT	499	4.6	477

Communications	149	(1.4)	151

Advertising and publicity	186	(9.3)	205

Corporate expenses	51	(1.9)	52

Other expenses	625	(5.2)	659

Levies and taxes	237	4.0	228

Administration costs	5,599	(0.8)	5,644

Depreciation	712	3.4	689

Operating expenses	6,311	(0.3)	6,332

Gross income	12,718	4.0	12,233

Efficiency ratio (operating expenses/gross income; %)	49.6		51.8

JANUARY-JUNE 2017	GROUP INFORMATION	P . 8

Provisions and other

Impairment losses on financial assets totaled €1,941m in the first half of the year, below the amount for the first six months of last year. By areas there was a year-on-year reduction in Spain, where the loan-loss provisioning requirements were lower; the United States, as in the first quarter of the previous year provisions were included following the rating downgrades of some companies belonging to the energy and metal & mining sectors; and, to a lesser extent, Turkey. In contrast, Mexico and South America have reported increases over the last twelve months, largely related to the increase in lending activity, and to a lesser extent, to the impact of increased requirements for insolvency provisions associated with some wholesale customers customers in the case of South America.

Finally, there was also a slight increase in the allocation to provisions (net) and other gains (losses) (up 4.0% year-on-year), which include the provisions for contingent liabilities, contributions to pension funds and provisions for buildings and foreclosed assets, among others. This increase is mainly explained by higher restructuring costs, basically affecting Banking activity in Spain, the area where increasing efficiency is a priority focus.

Results

As a result of the above, the Group’s net attributable profit has been very positive (up 30.8% year-on-year). It is important to note that since March 2017 this figure has included the additional stake of 9.95% in the capital of Garanti, which has made a positive impact of around €54m of less non-controlling interests.

By business area, Banking activity in Spain has generated a profit of €670m, Non Core Real Estate generated a loss of €191m, the United States contributed €297m, Mexico €1,080m, Turkey €374m, South America €404m and the Rest of Eurasia €73m.

JANUARY-JUNE 2017	GROUP INFORMATION	P . 9

JANUARY-JUNE 2017	GROUP INFORMATION	P . 10

Balance sheet and business activity

BBVA Group’s activity is continuing the trend of previous periods. The key factors behind the balance sheet and activity figures in the first half of 2017 are summarized below:

Geographic disparity of loans and advances to customers (gross). At the same time as an increase in volumes in emerging geographic areas, there has been deleveraging in Spain, although the rate of decline is steadily falling, largely due to the good performance of new production. In the United States there has been a decline in lending activity this year, following the area’s strategy for selective growth in the more profitable portfolios.
Non-performing loans have again declined, mainly due to decreases in Spain, the United States and Turkey.

In customer deposits, increase across the board in the lower-cost items such as current and savings accounts, and a decline in time deposits.

Off-balance-sheet funds have continued to increase, and are still strongly focused on mutual funds and investment companies.

Consolidated balance sheet (Million euros)

	30-06-17	Δ%	31-12-16	30-06-16

Cash, cash balances at central banks and other demand deposits	34,720	(13.3)	40,039	25,127

Financial assets held for trading	68,885	(8.1)	74,950	84,532

Other financial assets designated at fair value through profit or loss	2,230	8.2	2,062	2,148

Available-for-sale financial assets	74,666	(5.8)	79,221	90,638

Loans and receivables	458,494	(1.6)	465,977	470,543

Loans and advances to central banks and credit institutions	38,079	(5.4)	40,268	43,603

Loans and advances to customers	409,087	(1.3)	414,500	415,872

Debt securities	11,328	1.1	11,209	11,068

Held-to-maturity investments	14,531	(17.9)	17,696	19,295

Investments in subsidiaries, joint ventures and associates	1,142	49.3	765	1,131

Tangible assets	8,211	(8.2)	8,941	9,617

Intangible assets	9,047	(7.6)	9,786	9,936

Other assets	30,504	(5.9)	32,418	33,072

Total assets	702,429	(4.0)	731,856	746,040

Financial liabilities held for trading	49,532	(9.4)	54,675	58,753

Other financial liabilities designated at fair value through profit or loss	2,437	4.2	2,338	2,501

Financial liabilities at amortized cost	566,021	(3.9)	589,210	597,745

Deposits from central banks and credit institutions	89,002	(9.4)	98,241	101,827

Deposits from customers	394,626	(1.7)	401,465	406,284

Debt certificates	69,513	(9.0)	76,375	75,498

Other financial liabilities	12,880	(1.9)	13,129	14,137

Liabilities under insurance contracts	9,846	7.7	9,139	9,335

Other liabilities	19,866	(5.7)	21,066	21,744

Total liabilities	647,702	(4.2)	676,428	690,078

Non-controlling interests	6,895	(14.5)	8,064	8,527

Accumulated other comprehensive income	(6,991)	28.1	(5,458)	(4,327)

Shareholders’ funds	54,823	3.8	52,821	51,761

Total equity	54,727	(1.3)	55,428	55,962

Total equity and liabilities	702,429	(4.0)	731,856	746,040

Memorandum item:

Guarantees given	47,060	(6.9)	50,540	50,127

JANUARY-JUNE 2017	GROUP INFORMATION	P . 11

Loans and advances to customers (Million euros)

	30-06-17	Δ%	31-12-16	30-06-16

Public sector	27,135	(1.3)	27,506	30,523

Individuals	169,948	(1.5)	172,476	173,240

Mortgages	118,589	(3.1)	122,439	123,831

Consumer	36,570	3.9	35,195	34,593

Credit cards	14,789	(0.4)	14,842	14,816

Business	186,203	(1.9)	189,733	186,743

Business retail	20,146	(17.2)	24,343	24,059

Other business	166,057	0.4	165,391	162,684

Other loans	19,388	8.7	17,844	18,550

Non-performing loans	21,730	(5.2)	22,915	24,212

Loans and advances to customers (gross)	424,405	(1.4)	430,474	433,268

Loan-loss provisions	(15,318)	(4.1)	(15,974)	(17,396)

Loans and advances to customers	409,087	(1.3)	414,500	415,872

Memorandum item:

Secured loans	197,795	(2.0)	201,772	202,778

Customer funds (Million euros)

	30-06-17	Δ%	31-12-16	30-06-16

Deposits from customers	394,626	(1.7)	401,465	406,284

Demand deposits	239,561	3.4	231,638	219,675

Time deposits	130,752	(9.5)	144,407	154,886

Assets sold under repurchase agreement	11,858	7.3	11,056	16,701

Other deposits	12,455	(13.3)	14,364	15,021

Other customer funds	137,044	3.7	132,092	130,177

Mutual funds and investment companies	59,905	8.8	55,037	53,487

Pension funds	33,412	(0.0)	33,418	32,033

Other off-balance sheet funds	3,217	13.6	2,831	3,370

Customer portfolios	40,510	(0.7)	40,805	41,287

Total customer funds	531,670	(0.4)	533,557	536,460

JANUARY-JUNE 2017	GROUP INFORMATION	P . 12

Solvency

Capital base

BBVA Group’s fully-loaded CET1 ratio stood at 11.1% at the end of June 2017, above the target of 11%. This ratio has increased by 20 basis points so far this year, primarily due to organic earnings generation and a reduction in RWAs.

This ratio was affected by transactions carried out during the first quarter of 2017, in particular the acquisition of an additional 9.95% stake in Garanti and the sale of 1.7% in CNCB. Both transactions had a combined negative impact on the ratio of 13 basis points.

RWAs declined to June 30, 2017 relative to December 2016, largely explained by depreciation of currencies against the euro (especially the Turkish lira and the U.S. dollar) and an improvement in the risk profile of the Group’s portfolio, particularly the Spanish portfolio. Worth of note in this regard was the € 3,000m synthetic securitization agreed on June 2, which covers potential losses on a portfolio of around 15,000 loans to Spanish SMEs. This was arranged through a mezzanine guarantee facility provided by the European Investment Fund (EIF, a subsidiary of the supranational European Investment Bank). This operation enabled the Group to free up € 683m in RWAs with a corresponding positive impact on the capital base.

During the first half of 2017, BBVA S.A. issued € 500m in preferred securities at a coupon of 5.875%. This is classified as additional Tier 1 capital (contingent convertible) under solvency regulation, capable of converting into ordinary BBVA shares, and contributed 13 basis points to the total capital ratio. In addition, BBVA S.A. has undertaken various subordinate capital issues worth a nominal amount of close to € 1,500m (of which € 168m were issued in the second quarter). Meanwhile, Garanti in Turkey issued $750m in the second quarter. These issues compute as tier 2 capital, having a 50 basis point impact on the total capital ratio during the first half of the year on a phased-in basis (similar in fully-loaded terms).

Finally, the last “dividend-option” program was completed in April, with holders of 83.28% of free allocation rights choosing to receive new BBVA shares. 101,271,338 shares were ultimately issued.

The phased-in CET1 ratio stood at 11.8% at the end of June 2017, with the Tier 1 ratio reaching 13.0% and the Tier 2 ratio at 2.5%, resulting in a total capital ratio of 15.5%. These levels are above the requirements established by the ECB in its SREP letter and the systemic buffers applicable to BBVA Group for 2017 (7.625% for the phased-in CET1 ratio and 11.125% for the total capital ratio).

Finally, the Group maintains a sound leverage ratio: 6.8% under fully-loaded criteria (6.9% phased-in), which compares very favorably with the rest of its peer group.

Ratings

On April 3, 2017, Standard & Poor’s (S&P) raised its outlook for BBVA to positive from stable as a result of a similar improvement in Spain’s sovereign rating outlook (on March 31), with both ratings being maintained at BBB+. Furthermore, on July 25, Scope Ratings raised its rating for BBVA by one notch from A to A+, with a stable outlook. So far this year the remaining credit rating agencies have not changed either their rating or outlook for BBVA.

Ratings

Rating agency	Long term	Short term	Outlook
DBRS	A	R-1 (low)	Stable
Fitch	A-	F-2	Stable
Moody’s (1)	Baa1	P-2	Stable
Scope Ratings	A+	S-1	Stable
Standard & Poor’s	BBB+	A-2	Positive

(1)	Additionally, Moody’s assigns an A3 rating to BBVA’s long term deposits.

JANUARY-JUNE 2017	GROUP INFORMATION	P . 13

Capital base (1) (Million euros)

	CRD IV phased-in (1)			CRD IV fully-loaded
	30-06-2017 (2)	31-12-16	30-06-16	30-06-2017 (2)	31-12-16	30-06-16
Common Equity Tier 1 (CET 1)	43,888	47,370	47,559	41,425	42,398	42,227
Tier 1	48,484	50,083	50,364	47,733	48,459	48,264
Tier 2	9,351	8,810	11,742	9,123	8,739	11,922
Total Capital (Tier 1 + Tier 2)	57,835	58,893	62,106	56,855	57,198	60,186
Risk-weighted assets	373,075	388,951	395,085	373,075	388,951	394,063
CET1 (%)	11.8	12.2	12.0	11.1	10.9	10.7
Tier 1 (%)	13.0	12.9	12.7	12.8	12.5	12.2
Tier 2 (%)	2.5	2.3	3.0	2.4	2.2	3.0
Total capital ratio (%)	15.5	15.1	15.7	15.2	14.7	15.3

(1) The capital ratios are calculated under CRD IV from Basel III regulation, applying a 80% phase-in for 2017 and a 60% for 2016.

(2) Preliminary data.

JANUARY-JUNE 2017	GROUP INFORMATION	P . 14

Risk management

Credit risk

BBVA Group has maintained the positive trend in the metrics related to credit risk management in the semester (stability in the second quarter):

Credit risk has fallen by around 2%, both over the last six months and in the quarter. At constant exchange rates, the rate of change is up 0.6% year-to-date, and up 0.7% since the close of March 2017. The key factors are: deleveraging in Spain (although the rate of decline has eased steadily); the United States; and, due to the exchange rate effect, South America and Turkey. As for Mexico, the area reported growth.

Non-performing loans continue to decline with respect to the first quarter of the year (down 3.5%) and the close of last year (down 5.0%), due to the positive trend particularly in Spain, the United States and Turkey.

The Group’s NPL ratio continues to improve (down 8 basis points over the last three months and down 15 basis points compared with the close of 2016), to finish at 4.8% at the close of June 2017.

Loan-loss provisions have fallen slightly by 3.1% on the figure at the close of March this year (down 1.1% excluding the exchange-rate effect), and 4.2% since December 2016, due to the general declines in all the geographic areas.

As a result, the NPL coverage ratio has closed the half-year at 71%, an improvement of 30 basis points over the last three months and 57 basis points since December 2016.

Finally, the cumulative cost of risk through June stands at 0.92%, practically the same as in the first quarter (0.90%) and 8 points higher than in the previous year.

Credit risks (1) (Million euros)

	30-06-17	31-03-17	31-12-16	30-09-16	30-06-16
Non-performing loans and guarantees given	22,422	23,236	23,595	24,253	24,834
Credit risks	471,548	480,517	480,720	472,521	483,169
Provisions	15,878	16,385	16,573	17,397	18,264
NPL ratio (%)	4.8	4.8	4.9	5.1	5.1
NPL coverage ratio (%)	71	71	70	72	74

(1) Include gross loans and advances to customers plus guarantees given.

Non-performing loans evolution (Million euros)

	2Q 17 (1)	1Q 17	4Q 16	3Q 16	2Q 16
Beginning balance	23,236	23,595	24,253	24,834	25,473
Entries	2,525	2,490	3,000	2,588	2,947
Recoveries	(1,930)	(1,698)	(2,141)	(1,784)	(2,189)
Net variation	595	792	859	804	758
Write-offs	(1,084)	(1,132)	(1,403)	(1,220)	(1,537)
Exchange rate differences and other	(326)	(18)	(115)	(165)	140
Period-end balance	22,422	23,236	23,595	24,253	24,834
Memorandum item:
Non-performing loans	21,730	22,572	22,915	23,589	24,212
Non-performing guarantees given	691	664	680	665	622

(1) Preliminary data.

JANUARY-JUNE 2017	GROUP INFORMATION	P . 15

Structural risks

Liquidity and funding

Management of liquidity and funding in BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance, always in compliance with current regulatory requirements.

A core principle in BBVA’s management of the Group’s liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity is correctly reflected in the price formation process.

In the first half of 2017, liquidity and funding conditions have remained comfortable across BBVA Group’s global footprint:

The financial soundness of the Group’s banks continues to be based on the funding of lending activity fundamentally through the use of stable customer funds.

Activity both on the euro balance sheet and in Mexico has continued to generate liquidity, as deposits have shown a positive trend that has led to a narrowing of the credit gap.

In the United States, the control of the cost of deposits has led to an increase in the credit gap.

Comfortable liquidity situation in Turkey. Slight increase in the credit gap due to higher lending activity.

In South America, the liquidity situation remains comfortable, allowing a reduction of the growth of wholesale deposits to match lending activity.

In addition, BBVA S.A. has accessed the wholesale funding markets for a total of €3.5 billion, using senior debt (€1 billion in the first quarter and €1.5 billion in the second, this last one with a floating coupon) and Tier 2 debt (€1 billion in the first quarter). A number of private issuance transactions of Tier 2 securities have also been closed for around €500m (of which €168m were in the second quarter) and one additional Tier 1 issue for €500m in the second quarter.

The long-term wholesale funding markets have remained stable in the other geographical areas where the Group operates. It is worth highlighting Garanti’s securities issues in Turkey: senior debt for USD 500m in the first quarter; subordinate debt for USD 750m in the second quarter; and guaranteed Turkish lira bonds for an equivalent of €131m, also in the second quarter; as well as the renewal of the syndicated loan (second quarter). In the United States, BBVA Compass has returned to the markets after two years, with a senior debt issue of USD 750m. In Mexico, BBVA Bancomer has carried out two local senior debt issues for a total of €338m at 3 and 5 years. In South America, BBVA Chile has also made two senior issues at 4 and 10 years on the local market for an equivalent of €173m.

Short-term funding has continued to perform positively, in a context marked by a high level of liquidity.

As regards the LCR liquidity coverage ratio, BBVA continues at levels of over 100%, clearly higher than demanded by regulations (over 80% in 2017), both at Group level and in all its banking subsidiaries.

Foreign exchange

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The first half of 2017 has been marked by:

Uncertainty with respect to the fiscal and commercial policies of the U.S. administration, which generated a high level of volatility in the case of the Mexican peso, above all in the first three months of 2017.

The debate on the elimination of negative rates by the European Central Bank (ECB), in view of the improvement in macroeconomic data.

Activation of the process for the United Kingdom’s exit from the European Union (Brexit).

The results of the French elections.

The Federal Reserve’s (FED) interest rate hike.

The result of the constitutional referendum in Turkey and the action by the Turkish Central Bank (CBRT).

The rise in interest rates by the Central Bank of Mexico (Banxico) and the more constructive discussions in relation to the North American Free Trade Agreement (NAFTA).

In this context, BBVA has maintained its policy of actively hedging its main investments in emerging countries, covering on average between 30% and 50% of earnings expected for 2017 and around 70% of the excess CET1 capital ratio (which is not naturally covered by the ratio itself). In accordance with this policy, at the close of June 2017, the sensitivity of the CET1 ratio to a depreciation of 10% of the main emerging currencies

JANUARY-JUNE 2017	GROUP INFORMATION	P . 16

(Mexican peso or Turkish lira) against the euro remains limited to less than 2 basis points, and the coverage level of the expected earnings for 2017 in these two countries would be around 60% in Mexico and 50% in Turkey.

Interest rates

The aim of managing interest-rate risk is to maintain a sustained growth of net interest income in the short and medium term, irrespective of interest-rate fluctuations, while controlling the impact on the capital adequacy ratio through the valuation of the portfolio of available-for-sale assets.

The Group’s banks have fixed-income portfolios to manage the balance-sheet structure. In the first half of 2017, the results of this management have been satisfactory, with limited risk strategies aimed at improving profitability.

Finally the following is worth noting with respect to the monetary policies pursued by the different central banks of the main geographic areas where BBVA operates between January and June 2017:

No relevant changes in the Eurozone, where rates remain at 0%.

In the United States the upward trend in interest rates continues, with a rise in March and another in June, to 1.25%.

In Mexico, Banxico has made a number of interest-rate hikes so far this year, so the monetary policy level at the close of June is 7%.

In Turkey, the half-year has been marked the CBRT’s interest-rate hikes, which have increased the average cost of funding to 11.98%.

In South America, the monetary authority has lowered rates in Peru (25 basis points), Colombia (125 basis points) and Chile (50 basis points).

Economic capital

Consumption of economic risk capital (ERC) at the close of May 2017 stood at €36,066m in consolidated terms, a decline of 2.9% with respect to the figure for February this year (down 0.9% at constant exchange rates). This fall is due to credit risk (mainly in Spain) and equity risk due to goodwill (as a result of the depreciation of the dollar against the euro over the quarter), offset partly by an increase in structural exchange-rate risk (due to currency fluctuations), interest-rate risk and investment risk (the latter mainly the result of the increase in the stake in Testa Residencial).

JANUARY-JUNE 2017	GROUP INFORMATION	P . 17

The BBVA share

Global growth has continued to give signs of improvement in the first half of 2017. The most recent figures also suggest some stabilization looking forward. The general improvement in confidence and global trade are underpinning the economic acceleration. In addition, central banks are continuing their support and there is relative calm in the financial markets. Performance in the developed economies continues to be positive, above all in Europe. In contrast, in Latin America recent trends suggest moderate growth, although with differences between the countries. In China, growth is expected to slow in the coming months. As a result of the above, global growth could be around 3.3% in 2017, according to BBVA Research estimates.

Against this backdrop, the main stock market indices delivered positive results in the first half of the year. This was the result of a strong boost from general rises in the first quarter, and a second quarter in which performance was mixed (slight losses in Europe, stability in Spain and gains in the United States). In this respect, in Europe, the Stoxx 50 has gained 3.7% since December 2016, while the Euro Stoxx 50 gained 4.6%; and in Spain, the Ibex 35 also increased by 11.7%. The S&P 500, which tracks the share prices of U.S. companies, also performed positively, registering a 8.2% rise.

The banking sector, in Europe in particular, has outperformed the general market indices in the first six months of the year. The European Stoxx Banks index, which includes British banks, gained 7.1%, while the Eurozone bank index, the Euro Stoxx Banks, gained 11.5%. In contrast, in the United States, the S&P Regional Banks sector index performed worse than the market with a downturn of 1%.

The BBVA share remained stable in the last quarter, closing June at € 7.27, with a gain of 13.3% since December 2016, representing a relatively better performance than the European banking sector and the Ibex 35.

The BBVA share and share performance ratios

	30-06-17	31-12-16
Number of shareholders	910,330	935,284
Number of shares issued	6,667,886,580	6,566,615,242
Daily average number of shares traded	42,015,051	47,180,855
Daily average trading (million euros)	286	272
Maximum price (euros)	7.89	6.88
Minimum price (euros)	5.92	4.50
Closing price (euros)	7.27	6.41
Book value per share (euros)	7.18	7.22
Tangible book value per share (euros)	5.82	5.73
Market capitalization (million euros)	48,442	42,118
Yield (dividend/price; %) (1)	5.1	5.8

(1) Calculated by dividing shareholder remuneration over the last twelve months over the closing price at the end of the period.

As regards shareholder remuneration, the last “dividend-option” was paid in April 2017, with 83.28% of the holders of free assignment rights choosing to receive new shares. Looking forward, in line with the significant event published on February 1, 2017, BBVA intends to distribute between 35% and 40% of profits obtained each year fully in cash. This shareholder remuneration policy will be formed each year of an interim dividend (which is expected to be paid in October) and a final dividend (which will be paid out upon completion of the final year and following approval of the application of the result, foreseeably in April). These payouts will be subject to appropriate approval by the corresponding governing bodies.

JANUARY-JUNE 2017	GROUP INFORMATION	P . 18

As of June 30, 2017, the number of BBVA shares amounted to 6,678 million, and the number of shareholders was 910,330. Residents in Spain hold 43.57% of the share capital, while the percentage owned by non-resident shareholders stands at 56.43%.

Shareholder structure (30-06-2017)

	Shareholders		Shares

Number of shares	Number	%	Number	%

Up to 150	190,209	20.9	13,500,956	0.2
151 to 450	187,471	20.6	51,197,762	0.8
451 to 1,800	285,001	31.3	276,805,556	4.2
1,801 to 4,500	129,868	14.3	370,167,831	5.6
4,501 to 9,000	60,339	6.6	380,397,359	5.7
9,001 to 45,000	50,891	5.6	886,690,865	13.3
More than 45,001	6,551	0.7	4,689,126,251	70.3
Total	910,330	100.0	6,667,886,580	100.0

BBVA shares are traded on the Continuous Market of the Spanish Stock Exchanges and also on the stock exchanges in London and Mexico. BBVA American depositary shares

(ADS) are traded on the New York Stock Exchange and on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets. Among the main stock market indices, BBVA shares are included on the Ibex 35, Euro Stoxx 50 and Stoxx 50, with a weighting of 8.88%, 2.08% and 1.34% respectively. They are also listed on several sector indices, including the Euro Stoxx Banks, with a weighting of 9.08%, and the Stoxx Banks, with a weighting of 4.54%.

Finally, BBVA maintains a significant presence on a number of international sustainability indices or ESG (environmental, social and governance) indices, which evaluate the performance of companies in this area, as summarized in the table below.

(1) The inclusion of BBVA in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herein donot constitute a sponsorship, endorsement or romotion of BBVA by MSCI or any of its affiliates. The MSCI indices are the exclusive property of MSCI. MSCI and MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.

JANUARY-JUNE 2017	GROUP INFORMATION	P . 19

Responsible banking

At BBVA we have a differential banking model that we refer to as responsible banking, based on seeking out a return adjusted to principles, strict legal compliance, best practices and the creation of long-term value for all stakeholders.

The main strategic initiatives related to responsible banking which we are working on are:

The creation of lasting and more balanced relationships with our customers through transparent, clear and responsible communication and financial education included in the solutions that we offer.

The full integration of how we do business through responsible business policies, a reputational risk model, and a people-centric culture throughout the Organization.

Promotion of responsible and sustainable growth through financial inclusion, sustainable finance, support for

SMEs and responsible investment.

Investment in the community, with priority for financial education initiatives for society, entrepreneurship, knowledge and other social causes that are relevant from a local point of view.

As regards financial education, the 2015 PISA (Program for International Student Assessment) Report on Financial Literacy, drafted by the Organization for Economic Cooperation and Development (OECD) and sponsored by BBVA was presented in Paris. The aim is to determine the level of knowledge and skills of young people for making financial decisions.

In Spain BBVA organizes the program Valores de Futuro (Future Values) to improve the financial literacy of young people and promote the values associated with the good use of money.

In its 8th edition, which ended in the second quarter of 2017, a total of 79,356 children aged 6 to 15 took part.

In June, the 2017 EduFin Summit was held in Mexico City. This is the first annual summit of the Center for Financial Education and Skills that BBVA has launched with the aim of fostering financial knowledge.

In 2017, to celebrate the 10th anniversary of the BBVA Microfinance Foundation it organized the Forum for the Development of Financial Inclusion, which dealt with the issue of financial inclusion, technological challenges and the role of women in the economy. Her Majesty Queen Letizia presided at the forum. Over these ten years, the Microfinance Foundation granted more than USD 8.2 billion in loans to vulnerable entrepreneurs. It has become one of the philanthropic initiatives with the biggest social impact in Latin America, with 1.8 million customers and an estimated indirect impact on the lives of 7.3 million people. Around 60% of recipients of the Foundation’s loans are women. Women have a long way to go in Latin America to end inequality. This has been the main conclusion of the Foundation during its presentation at the biggest intergovernmental meeting of the United Nations (UN) on gender equality and women’s empowerment: the 61st session of the Commission on the Status of Women (CSW61).

As part of its promotion of responsible and sustainable growth, BBVA has extended its offer of sustainable finance tools and continues to demonstrate its leadership within the scope of green finance. In fact, BBVA has led the first global green syndicated loan arranged in June 2017, in term loan format, for €265m. The deal was underwritten by 11 national and foreign financial institutions and was heavily oversubscribed. This and other formats (green loans, green bonds, etc.) reflect BBVA’s commitment to sustainability and green principles.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 20

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios in each of them.

In 2017 the reporting structure of BBVA Group’s business areas remains basically the same as in 2016:

Banking activity in Spain includes, as in previous years, the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

Non Core Real Estate covers specialist management in Spain of loans to developers in difficulties and real-estate assets mainly coming from foreclosed assets, originated from both, residential mortgages, as well as loans to developers. New loan production to developers or loans to those that are not in difficulties are managed by Banking activity in Spain.

The United States includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

Mexico basically includes all the banking and insurance businesses carried out by the Group in the country.

Turkey includes the activity of the Garanti Group. On March 22nd 2017 BBVA completed the acquisition of a 9.95% additional stake in Garanti. Thus, BBVA’s total stake in the said entity at present amounts to 49.85%.

South America basically includes BBVA’s banking and insurance businesses in the region.
Rest of Eurasia includes business activity in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area.

In addition to the above, all the areas include a remainder made up basically of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles.

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB), in all the geographical areas where it operates. This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas, Turkey and CIB areas, the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The information by areas is based on units at the lowest level and/or companies making up the Group, which are assigned to the different areas according to the geographical area in which they carry out their activity.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 21

Major income statement items by business area (Million euros)

		Business areas
	BBVA Group	Banking activity in Spain	Non Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center
1H17
Net interest income	8,803	1,865	31	1,098	2,676	1,611	1,617	95	8,993	(190)
Gross income	12,718	3,201	(6)	1,468	3,507	1,998	2,252	256	12,676	42
Operating income	6,407	1,492	(64)	523	2,309	1,230	1,211	102	6,804	(397)
Profit/(loss) before tax	4,033	943	(241)	405	1,469	1,010	790	104	4,480	(447)
Net attributable profit	2,306	670	(191)	297	1,080	374	404	73	2,707	(401)
1H16
Net interest income	8,365	1,941	42	938	2,556	1,606	1,441	86	8,610	(245)
Gross income	12,233	3,282	11	1,330	3,309	2,154	1,999	278	12,363	(130)
Operating income	5,901	1,493	(56)	425	2,112	1,321	1,078	110	6,482	(582)
Profit/(loss) before tax	3,391	898	(287)	240	1,300	1,022	804	103	4,079	(688)
Net attributable profit	1,832	621	(207)	178	968	324	394	75	2,352	(5270)

Major balance sheet items and risk-weighted assets by business area (Million euros)

		Business areas
	BBVA Group	Banking activity in Spain	Non Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center
30-06-17
Loans and advances to customers	409,087	179,920	5,412	55,993	50,425	55,248	45,791	16,298	409,087	-
Deposits from customers	394,626	181,812	47	59,145	54,826	46,780	44,713	7,304	394,626	-
Off-balance sheet funds	96,535	58,891	5	-	21,040	3,913	12,323	363	96,535	-
Total assets/liabilities and equity	702,429	316,003	12,491	80,015	99,233	83,895	73,323	18,807	683,768	18,662
Risk-weighted assets	373,075	107,754	10,298	60,653	48,547	67,270	53,755	14,144	362,420	10,655
31-12-16
Loans and advances to customers	414,500	181,137	5,946	61,159	46,474	55,612	48,718	15,325	414,370	130
Deposits from customers	401,465	180,544	24	65,760	50,571	47,244	47,927	9,396	401,465	-
Off-balance sheet funds	91,287	56,147	8	-	19,111	3,753	11,902	366	91,287	-
Total assets/liabilities and equity	731,856	335,847	13,713	88,902	93,318	84,866	77,918	19,106	713,670	18,186
Risk-weighted assets	388,951	113,194	10,870	65,492	47,863	70,337	57,443	15,637	380,836	8,115

JANUARY-JUNE 2017	BUSINESS AREAS	P . 22

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

Risk adjusted return. Calculation of risk adjusted return per transaction, customer, product, segment, unit and/or business area is sustained on ERC, which is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord.
Internal transfer prices. BBVA Group has a transfer prices system whose general principles apply in the Bank’s different entities, business areas and units.

Allocation of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

Cross-selling. In some cases, adjustments are required to eliminate shadow accounting entries that are registered in the earnings of two or more units as a result of cross-selling incentives.

Interest rates (Quarterly averages. Percentage)

	2017		2016
	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.00	0.00	0.00	0.00	0.00	0.04
Euribor 3 months	(0.33)	(0.33)	(0.31)	(0.30)	(0.26)	(0.19)
Euribor 1 year	(0.13)	(0.10)	(0.07)	(0.05)	(0.02)	0.01
USA Federal rates	1.05	0.80	0.55	0.50	0.50	0.50
TIIE (Mexico)	7.06	6.41	5.45	4.60	4.08	3.80
CBRT (Turkey)	11.80	10.10	7.98	7.99	8.50	8.98

Exchange rates (Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
		Δ% on	Δ% on		Δ% on
	30-06-17	30-06-16	31-12-16	1H17	1H16
Mexican peso	20.5838	0.2	5.8	21.0340	(4.1)
U.S. dollar	1.1412	(2.7)	(7.6)	1.0829	3.1
Argentine peso	18.8080	(12.0)	(11.8)	17.0082	(6.0)
Chilean peso	757.00	(3.0)	(7.1)	714.80	7.6
Colombian peso	3,472.22	(6.8)	(8.9)	3,164.56	10.1
Peruvian sol	3.6974	(1.3)	(4.5)	3.5447	6.4
Venezuelan bolivar	4,310.34	(72.8)	(56.1)	4,310.34	(72.8)
Turkish lira	4.0134	(20.1)	(7.6)	3.9388	(17.3)

JANUARY-JUNE 2017	BUSINESS AREAS	P . 23

Banking activity in Spain

Highlights

•	Less deleveraging affecting lending, decline in time deposits and increase in more liquid customer deposits and mutual funds.

•	Good performance of fees and commissions.

•	Positive trend in operating expenses.

•	Restructuring costs booked to improve efficiency.

•	Stability of risk indicators.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 24

Macro and industry trends

According to the latest data from the National Institute for Statistics (INE), the Spanish economy picked up again in the first quarter of 2017, with quarterly GDP growth of 0.8%. In addition, the data available to date suggest that it could have continued to gain some traction in the second quarter. This performance is supported by the improvement in investment and exports, despite the uncertainty generated by Brexit, while a lower contribution is expected from household consumption and tighter control of spending by public administrations. As a result, GDP growth could be more than 3% in 2017, according to estimates by BBVA Research.

In the Spanish financial system, the private residential sector continues its deleveraging, but the rate is slowing. Total domestic private-sector lending fell by 2.1% in year-on-year terms according to Bank of Spain data through March 2017, even though new lending to households and SMEs, has risen for 41 consecutive months (from January 2014 to May 2017). New lending to the retail sector increased by 3.5% in year-on-year terms, with cumulative figures through May 2017. Total new lending has grown by 1.3% in the same period, despite the decline in new lending to large companies (down 2.4%) and the fall in mortgage loans (down 9.4%). Asset quality indicators in the system continue to improve. The sector NPL ratio stood at 8.8% in March, 116 basis points below the previous year, on the back of a significant reduction in non-performing loans (down 13.5% year-on-year and 43% down on the high of December 2013). The system’s profitability began to recover to more positive levels in the first quarter of 2017, after the decline in the last quarter of last year, due partly to the increase in provisions linked to the Court of Justice of the European Union ruling on floor clauses. As a result, the sector ROE closed March 2017 at 6.2%. The liquidity position of Spanish institutions is good. The funding gap (difference between loans and deposits) is currently at an all-time low, at under 4.5% of the total balance. Finally, May 2017 data show that banks increased their recourse to ECB liquidity by 36% over the last twelve months, taking advantage of the final TLTRO (targeted longer-term refinancing operations) auctions.

Financial statements and relevant business indicators (Million euros and percentage)

Income statement	1H17	Δ %	1H16
Net interest income	1,865	(3.9)	1,941
Net fees and commissions	783	3.0	760
Net trading income	318	(18.5)	390
Other income/expenses	235	23.3	191
of which insurance activities (1)	227	8.5	209
Gross income	3,201	(2.5)	3,282
Operating expenses	(1,709)	(4.4)	(1,789)
Personnel expenses	(964)	(3.9)	(1,003)
Other administrative expenses	(585)	(6.4)	(625)
Depreciation	(161)	(0.3)	(161)
Operating income	1,492	(0.1)	1,493
Impairment on financial assets (net)	(302)	(40.6)	(509)
Provisions (net) and other gains (losses)	(247)	185.5	(86)
Profit/(loss) before tax	943	5.0	898
Income tax	(271)	(1.7)	(276)
Profit/(loss) for the year	672	7.9	622
Non-controlling interests	(1)	(28.1)	(2)
Net attributable profit	670	8.0	621

(1) Includes premiums received net of estimated technical insurance reserves.

Balance sheets	30-06-17	Δ %	31-12-16
Cash, cash balances at central banks and other demand deposits	11,315	(7.5)	12,230
Financial assets	88,223	(12.1)	100,394
Loans and receivables	208,151	(3.0)	214,497
of which loans and advances to customers	179,920	(0.7)	181,137
Inter-area positions	5,025	7.9	4,658
Tangible assets	1,007	(29.9)	1,435
Other assets	2,283	(13.3)	2,632
Total assets/liabilities and equity	316,003	(5.9)	335,847
Financial liabilities held for trading and designated at fair value through profit or loss	36,244	(10.5)	40,490
Deposits from central banks and credit institutions	55,919	(15.3)	66,029
Deposits from customers	181,812	0.7	180,544
Debt certificates	32,437	(15.4)	38,322
Inter-area positions	-	-	-
Other liabilities	580	(52.5)	1,220
Economic capital allocated	9,013	(2.5)	9,242

Relevant business indicators	30-06-17	Δ %	31-12-16
Loans and advances to customers (gross) (2)	179,649	(0.5)	180,595
Non-performing loans and guarantees given	11,536	(2.4)	11,819
Customer deposits under management (2)	174,782	(0.0)	174,809
Off-balance sheet funds (3)	58,891	4.9	56,147
Risk-weighted assets	107,754	(4.8)	113,194
Efficiency ratio (%)	53.4		55.8
NPL ratio (%)	5.7		5.8
NPL coverage ratio (%)	53		53
Cost of risk (%)	0.34		0.32

(1) Figures at constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds, pension funds and other off-banalce sheet funds.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 25

Activity

Lending (performing loans under management) closed the first half year at €168,450m. This represents an increase of 0.7% on the figure for the close of March 2017, although it is a fall of 0.4% on the close of 2016. There has been a notable performance of commercial loans and consumer finance (up 2.7% and 12.9%, respectively over the last six months), which continue to perform well in terms of new production, with year-on-year growth of 12.8% in commercial and 24.0% in consumer finance. This contrasts with a decline in the residential mortgage and public-sector portfolios (down 3.3% and 1.6%, respectively during this period).

As regards asset quality, there has been another decline in net additions to NPL, and together with the trend in lending mentioned above, has left the NPL ratio as of 30-Jun-2017 at 5.7%. The NPL coverage ratio remains at 53%.

Customer deposits under management have performed favorably in the last three months (up 1.4%). In the first half, they have maintained similar levels to the close of December 2016. By product, there has been a decrease of 14.7% in time deposits and an increase of 10.5% in current and savings accounts.

Finally, off-balance-sheet funds have performed well, with growth of 4.9% over the half-year and 2.4% over the quarter. This performance is largely driven by the progress made by mutual funds (up 8.2% over the half-year and 3.8% over the quarter).

Results

The key highlights of the income statement in the area in the first half of 2017 are as follows:

3.9% year-on-year decline in cumulative net interest income through June of 2017 as a result of a lower loan volumes and sales of wholesale portfolios, and despite the good management of customer spread.

Positive performance of net fees and commissions, thanks
to the positive contribution from the wholesale businesses. They have increased by 3.0% compared with the same period of 2016.

Contribution from NTI is lower than in the first half of the previous year, strongly influenced by the gains from the VISA deal in the second quarter of 2016.

The other income/expenses heading registered an increase of 23.3% year-on-year. A highlight in this category is insurance activity, which has grown by 8.5% thanks to the good performance of earnings from the insurance underwriting margins, strongly linked to the increase in new policies in the period and the low claims ratio. This line also includes the annual contribution of €98m in the second quarter to the Single Resolution Fund (€117m in the same period in 2016).

Thus the area’s gross income has declined (down 2.5%), affected mainly by sales of portfolios and the NTI generated in the VISA deal in 2016.

Operating expenses continue to perform well, with a decline of 4.4% compared with the first half of 2016. This reduction is still linked to the synergies related to the integration of Catalunya Banc and the continued implementation of efficiency plans (in May 59 branches were closed in addition to the 129 closed in February).

As a result, the efficiency ratio closed the half year at 53.4% and operating income stands at very similar levels to the first six months of 2016.

Impairment losses on financial assets declined by 40.6% year-on-year as a result of reduced provisioning requirements. The cost of risk closed the half-year at 0.34%.

Finally, the provisions (net) and other gains (losses) heading increased significantly, mainly due to higher restructuring costs.

As a result, the net attributable profit generated by Banking activity in Spain in the first half of 2017 stands at €670m, a year-on-year increase of 8.0%, strongly influenced by the positive performance of operating expenses and loan-loss provisions.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 26

Non Core Real Estate

Highlights

•	Data related to the Spanish real-estate sector continues its positive trend.

•	Impulse to the area’s strategy, focused on growing sales and reducing stock, while aiming to preserve the economic value of the assets.

•	Reduction in net exposure and non-performing loans.

•	Sale of portfolios through the wholesale channel, contribution of land to Testa Residencial and disposal of a significant office building.

Industry trends

The buoyancy with which the real-estate sector in Spain closed 2016 continued into the first half of 2017. Sales continue to increase, which is still being reflected in the price of housing and new starts.

According to the latest available information from the General Council of Spanish Notaries, over 212,000 homes were sold in Spain in the first five months of 2017, a year-on-year increase of 14.5%. The rise is based on the positive trend that continues in the determinants of demand, including: growth in employment, increased consumer confidence, low interest rates and expectations of a revaluation of housing in the coming years among other.

Thus the price of homes at the close of the first quarter of the year has risen at a year-on-year rate of 5.3%, in accordance with the latest figures from the National Institute for Statistics (INE). This rate of growth is slightly higher than that at the close of the previous quarter (up 4.5%), and maintains the positive trend.

The mortgage market retains its momentum. New residential mortgage loans, not including refinancing, have increased year-on-year by 16.8%, according to data from the Bank of Spain corresponding to the first five months of the year. If refinancing is taken into consideration, the new loans have fallen 9.4% year-on-year in the same period.

The figures for construction activity indicate that new home starts continue to rise, according to data on new approved housing construction permits, which rose at a year-on-year rate of 15.1% in the first four months of 2017, with permits for nearly 25,000 units approved.

Overall, the real-estate market in Spain continues to grow, following the trend begun in 2014. If this trend is maintained, 2017 will be the fourth consecutive year of growth in both sales and home starts and the third in which home prices have risen.

Coverage of real-estate exposure (Million of euros as of 30-06-17)

	Gross Value	Provisions	Net exposure	% Coverage
Real-estate developer loans (1)	5,872	2,590	3,281	44
Performing	1,482	34	1,449	2
Finished properties	1,084	23	1,061	2
Construction in progress	236	3	233	1
Land	135	6	129	5
Without collateral and other	27	1	26	4
NPL	4,389	2,557	1,833	58
Finished properties	1,806	880	926	49
Construction in progress	274	156	118	57
Land	1,877	1,202	674	64
Without collateral and other	433	319	114	74
Foreclosed assets	13,183	8,261	4,922	63
Finished properties	7,493	4,147	3,346	55
Construction in progress	685	442	243	65
Land	5,005	3,672	1,333	73
Other real-estate assets(2)	1,135	579	556	51
Real-estate exposure	20,190	11,431	8,760	57

(1) Compared to Bank of Spain’s Transparency scope (Circular 5/2011 dated November 30), real-estate developer loans do not include €1.2 Bn (June 2017) mainly related to developer performing loans transferred to the Banking activity in Spain unit.

(2) Other real-estate assets not originated from foreclosures.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 27

Activity

BBVA continues with its strategy of reducing its exposure to the real-estate sector in Spain, both in the developer segment (lending to real-estate developers plus foreclosed assets derived from those loans) and in other real-estate assets. As of 30-Jun-2017, the net exposure stood at €8,760m, a fall of 14.2% since December 2016, driven primarily by wholesale transactions during the half year. In addition, it should be mentioned that in the second quarter of 2017 there was a further transfer of the outstanding portfolio of €220m to Banking activity in Spain.

During the first six months of 2017, on top of steady growth in standard retail sales there were three notable sales of wholesale real-estate assets portfolios: one of the rental buildings in the service sector for a gross value of close to €300m; another for around 3,400 residential dwellings with a gross value of €357m; and a third that corresponds to the contribution of assets to the subsidiary Testa Residencial of around 1,500 rental units for residential and service-sector use, and for a gross value of €485m. An office building has also been sold for a gross value of €56m. Overall, 14,563 units were sold during the half year at a total sale price of €1,169m. This represents a significant increase on the same period last year, both in the number of units and sales price. The policies and commercial plans established for each asset type will continue in place in 2017 with the aim of accelerating sales and reducing the stock, with specific actions targeted at the product which has spent the longest time on the balance sheet. In addition, work will also be carried out to increase the pace of reducing stock through the sale or contribution of packages of assets to participated real-estate companies or through commercial agreements with developers. The different initiatives under consideration are analyzed on a case-by-case basis, with the goal of preserving the economic value of the assets.

In terms of total real-estate exposure, including outstanding loans to developers, foreclosed assets and other assets, the coverage ratio was 57% at the close of the first half of 2017, an improvement of one percentage point on 31-Mar-2017.

Non-performing loans have fallen again, with limited net additions to NPLs over the period and a coverage ratio of 60% as of 30-Jun-2017.

Results

This business area posted a cumulative loss in the first half of 2017 of €191m, compared with a loss of €207m in the same period last year. The highlights of the income statement in this respect are: earnings from sales higher than the first six months of 2016, boosted by the sale of an office building, and the generation of lower net interest income as a result of lower exposure, partly due to the different transfers made of the outstanding portfolio to Banking activity in Spain.

Financial statements (Million euros)

Income statement	1er Sem. 17	Δ %	1er Sem. 16
Net interest income	31	(24.7)	42
Net fees and commissions	2	(1.1)	2
Net trading income	0	n.s.	(0)
Other income/expenses	(40)	21.1	(33)
Gross income	(6)	n.s.	11
Operating expenses	(57)	(13.8)	(67)
Personnel expenses	(31)	(3.3)	(32)
Other administrative expenses	(17)	(20.1)	(21)
Depreciation	(10)	(28.9)	(14)
Operating income	(64)	13.9	(56)
Impairment on financial assets (net)	(89)	5.3	(85)
Provisions (net) and other gains (losses)	(88)	(39.5)	(146)
Profit/(loss) before tax	(241)	(15.8)	(287)
Income tax	49	(38.2)	80
Profit/(loss) for the year	(192)	(7.3)	(207)
Non-controlling interests	1	n.s.	0
Net attributable profit	(191)	(7.6)	(207)

Balance sheet	30-06-17	Δ %	31-12-16
Cash, cash balances at central banks and other demand deposits	12	32.5	9
Financial assets	766	33.3	575
Loans and receivables	5,412	(9.0)	5,946
of which loans and advances to customers	5,412	(9.0)	5,946
Inter-area positions	-	-	-
Tangible assets	350	(24.7)	464
Other assets	5,952	(11.4)	6,719
Total assets/liabilities and equity	12,491	(8.9)	13,713
Financial liabilities held for trading and designated at fair value through profit or loss	-	-	-
Deposits from central banks and credit institutions	-	-	-
Deposits from customers	47	93.5	24
Debt certificates	792	(5.0)	834
Inter-area positions	8,486	(10.9)	9,520
Other liabilities	0	n.s.	(0)
Economic capital allocated	3,167	(5.0)	3,335
Memorandum item:
Risk-weighted assets	10,298	(5.3)	10,870

JANUARY-JUNE 2017	BUSINESS AREAS	P . 28

The United States

Highlights

•	Lending continues to focus on selective and profitable growth.

•	Decline in customer deposits due to good cost management and increased profitability.

•	Positive performance of more recurring revenues.

•	Moderation of operating expenses and reduction in the impairment of financial assets.

•	Stability of risk indicators.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 29

Macro and industry trends

According to the latest information from the Bureau of Economic Analysis (BEA), U.S. GDP slowed in the first quarter of 2017 to 1.4% in annualized terms. The most recent figures suggest there will be a moderate upturn in the second quarter. Although the sluggish start to the year could raise concerns about the chances of achieving 2% growth for the whole year, there seems to be sufficient capacity for investment, following the slowdown in 2016. The growth forecast by BBVA Research is still above 2% for 2017, supported by a pick-up in investment (the energy sector and residential construction), which should offset the moderation expected in consumption as a result of higher inflation and more gradual improvement in the labor market than expected.

With regard to the currency markets in the first half of 2017, the dollar’s depreciating trend against the euro heightened in the second quarter of the year. This is primarily a reflection of two factors: the FED’s restatement of the gradual normalization of its monetary policy and the lower probability of a fiscal stimulus in the short term in the United States; and also, a stronger than expected economy in Europe so far this year.

The financial system continues in good shape overall. According to the FED’s latest available data, the system’s overall NPL ratio has been on the decline since the first quarter of 2010. At the close of March 2017 it posted a significant fall, dropping below 2% for the first time since 2007. In terms of the total volume of credit, the latest available information as of May 2017 gives moderate year-on-year rates of growth of around 5%. Commercial loans have grown by 0.9%, residential mortgage loans increased by 3.7% and consumer finance by 1.4%. The trend for total deposits in the system continues upward, and as of May 2017 the year-on-year growth was 8.1%.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

Financial statements and relevant business indicators (Million euros and percentage)

Income statement	1H17	Δ %	Δ %(1)	1H16
Net interest income	1,098	17.0	13.6	938
Net fees and commissions	338	10.7	7.6	306
Net trading income	55	(40.7)	(42.1)	93
Other income/expenses	(24)	206.0	191.6	(8)
Gross income	1,468	10.4	7.3	1,330
Operating expenses	(945)	4.4	1.4	(905)
Personnel expenses	(545)	2.3	(0.6)	(533)
Other administrative expenses	(302)	8.9	5.8	(278)
Depreciation	(97)	3.0	(0.0)	(94)
Operating income	523	23.2	19.9	425
Impairment on financial assets (net)	(113)	(23.8)	(26.2)	(149)
Provisions (net) and other gains (losses)	(5)	(86.5)	(86.8)	(36)
Profit/(loss) before tax	405	68.8	64.4	240
Income tax	(108)	75.5	70.3	(62)
Profit/(loss) for the year	297	66.4	62.4	178
Non-controlling interests	-	-	-	-
Net attributable profit	297	66.4	62.4	178

Balance sheets	30-06-17	Δ %	Δ %(1)	31-12-16
Cash, cash balances at central banks and other demand deposits	5,955	(25.2)	(19.0)	7,963
Financial assets	13,374	(8.3)	(0.7)	14,581
Loans and receivables	57,550	(8.6)	(1.0)	62,962
of which loans and advances to customers	55,993	(8.4)	(0.9)	61,159
Inter-area positions	-	-	-	-
Tangible assets	706	(10.2)	(2.8)	787
Other assets	2,430	(6.9)	0.8	2,609
Total assets/liabilities and equity	80,015	(10.0)	(2.6)	88,902
Financial liabilities held for trading and designated at fair value through profit or loss	2,296	(20.8)	(14.3)	2,901
Deposits from central banks and credit institutions	4,415	27.1	37.6	3,473
Deposits from customers	59,145	(10.1)	(2.6)	65,760
Debt certificates	2,896	18.4	28.2	2,446
Inter-area positions	2,343	(51.9)	(48.0)	4,875
Other liabilities	5,927	(2.3)	5.8	6,068
Economic capital allocated	2,993	(11.4)	(4.1)	3,379

Relevant business indicators	30-06-17	Δ %	Δ%(1)	31-12-16
Loans and advances to customers (gross) (2)	56,739	(8.5)	(0.9)	62,000
Non-performing loans and guarantees given	776	(20.4)	(13.8)	976
Customer deposits under management (2)	55,529	(12.1)	(4.9)	63,195
Off-balance sheet funds (3)	-	-	-	-
Risk-weighted assets	60,653	(7.4)	0.3	65,492
Efficiency ratio (%)	64.4			68.1
NPL ratio (%)	1.3			1.5
NPL coverage ratio (%)	105			94
Cost of risk (%)	0.38			0.37

(1) Figures at constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 30

Lending activity (performing loans under management) continues the trend to moderation which began in the second half of 2015. This trend is based on the area’s selective growth strategy in the most profitable portfolios and segments that represent more efficient capital consumption. As a result, there has been a decrease overall in this heading, over the semester (down 1.7%). At the close of June 2017, total balance is similar to the close of March (down 0.3%). By portfolios, growth is still primarily focused on consumer loans (up 0.4% over the first-half and 1.2% in the quarter), and in some categories of commercial loans (commercial real-estate, mortgage-backed loans and above all credit cards).

The main asset quality indicators have been stable over the quarter and significantly improved in the first half. The NPL ratio closed at 1.3%, and the NPL coverage ratio at 105%.

Customer deposits under management declined (down 4.9% year-on-year and 4.2% in the quarter), strongly influenced by the strategic measures implemented by the area to manage the cost of liabilities and increase profitability.

In terms of capital, for the fourth consecutive year that BBVA Compass has been subject to the Comprehensive Capital Analysis Review, the FED did not raise any objections to the capital plan presented by BBVA Compass. BBVA Compass has also passed the stress test carried out under the provisions of the Dodd-Frank Act, with regulatory capital ratios exceeding the required minimums.

Results

The United States has generated a cumulative net attributable profit through June 2017 of €297m, far higher than the same period the previous year. The most relevant aspects of the area’s income statement are as follows:

Net interest income continues to perform positively, with a cumulative figure rising by 13.6% year-on-year. This is due to the combined result of the strategic measures adopted by BBVA Compass to improve loan yields and reduce the cost of deposits, as well as the FED’s interest-rate hikes.

Cumulative Income from fees and commissions up to June reported an increase of 7.6% due to the good performance of virtually all items.

Reduction of 42.1% in NTI compared with the figure for the same period the previous year. The positive performance of the Global Markets unit, particularly in the first part of the semester, has not been sufficient to offset the capital gains from portfolio sales in the first half of 2016.

Operating expenses reported a slight increase of 1.4% concentrated on administrative expenses, as personnel costs and amortization of intangible assets declined.

Lastly, impairment losses on financial assets were significantly down on the first half of 2016 (down 26.2%), when (above all in the first quarter) provisions were allocated in response to the rating downgrade of some companies operating in the energy (exploration & production) and metal & mining (basic materials) sectors. As a result, the cumulative cost of risk as of 30-Jun-2017 was 0.38%, a clear fall compared with the figure in the same period of 2016 and the first quarter of 2017.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 31

Mexico

Highlights

•	Growth of lending.

•	Good performance of customer funds.

•	Costs continue to increase below gross income, and double-digit year-on-year growth in net attributable profit.

•	Stable asset quality indicators.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 32

Macro and industry trends

According to the latest information available from the National Institute of Statistics and Geography, year-on-year GDP growth in Mexico was 2.8% in the first quarter of 2017, driven by internal consumption, which could reflect purchase decisions being brought forward in the face of a pick-up in inflation expectations, and more dynamic export growth. On the basis of these results, Banxico has slightly revised up (by 0.2 percentage points) its forecast for growth in 2017, to a range of between 1.5% and 2.5%.

As regards inflation, following the increase registered in the first quarter of the year, there are now signs emerging to suggest that it may be leveling out. This is partly due to the exchange rate gains in recent months (mainly supported by the perception that any renegotiation of NAFTA will maintain the core elements of the existing trade relationship with the United States). Given this situation, Banxico could be nearing the end of its cycle of interest rate hikes. The main monetary policy rate looks set to remain around current levels of 7% until the end of the year.

As has been the case in previous years, the Mexican financial system retains very comfortable levels of capital adequacy and asset quality. According to the latest data released by the National Securities Banking Commission (CNBV), the capital ratio stood at 15.3% at the end of April, while the NPL ratio closed May at 2.19% with the NPL coverage ratio exceeding 154%. Nominal year-on-year growth in the loan portfolio in May was similar to growth rates registered during the previous year (up 11.6%). All portfolios contributed to this good performance. Traditional bank deposits (demand and time) rose 11.3% year-on-year in nominal terms, with both categories performing similarly.

Activity

All rates of change given below, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

BBVA’s loan book in Mexico (performing loans under management) increased by 2.4% relative to December 2016 and 2.1% in the second quarter of the year, which is an improvement over the behavior observed during the first three months of the year. As a result, BBVA Bancomer maintains its leadership position, with a market share for its performing portfolio of 23.4% (according to the latest local information from the CNBV to the close of May 2017).

Financial statements and relevant business indicators (Million euros and percentage)

Income statement	1H17	Δ %	Δ % (1)	1H16
Net interest income	2,676	4.7	9.2	2,556
Net fees and commissions	595	7.1	11.7	556
Net trading income	117	20.1	25.3	97
Other income/expenses	120	19.2	24.3	101
Gross income	3,507	6.0	10.5	3,309
Operating expenses	(1,198)	0.1	4.3	(1,198)
Personnel expenses	(520)	0.2	4.5	(519)
Other administrative expenses	(549)	(1.5)	2.7	(558)
Depreciation	(129)	6.7	11.2	(121)
Operating income	2,309	9.3	14.0	2,112
Impairment on financial assets (net)	(831)	5.5	10.0	(788)
Provisions (net) and other gains (losses)	(8)	(65.4)	(63.9)	(24)
Profit/(loss) before tax	1,469	13.1	17.9	1,300
Income tax	(389)	17.4	22.5	(331)
Profit/(loss) for the year	1,081	11.6	16.4	968
Non-controlling interests	(0)	(58.6)	(56.8)	(0)
Net attributable profit	1,080	11.6	16.4	968

Balance sheets	30-06-17	Δ %	Δ % (1)	31-12-16
Cash, cash balances at central banks and other demand deposits	6,406	23.4	16.7	5,192
Financial assets	31,958	2.2	(3.4)	31,273
Loans and receivables	53,904	12.3	6.2	47,997
of which loans and advances to customers	50,425	8.5	2.6	46,474
Tangible assets	2,017	3.1	(2.6)	1,957
Other assets	4,948	(28.3)	(32.2)	6,900
Total assets/liabilities and equity	99,233	6.3	0.5	93,318
Financial liabilities held for trading and designated at fair value through profit or loss	10,390	4.3	(1.4)	9,961
Deposits from central banks and credit institutions	6,628	11.9	5.8	5,923
Deposits from customers	54,826	8.4	2.5	50,571
Debt certificates	8,183	(5.0)	(10.2)	8,611
Other liabilities	15,261	9.5	3.5	13,941
Economic capital allocated	3,945	(8.5)	(13.5)	4,311

Relevant business indicators	30-06-17	Δ %	Δ % (1)	31-12-16
Loans and advances to customers (gross) (2)	51,949	8.5	2.6	47,865
Non-performing loans and guarantees given	1,270	10.2	4.2	1,152
Customer deposits under management (2)	45,980	9.5	3.5	41,989
Off-balance sheet funds (3)	21,040	10.1	4.1	19,111
Risk-weighted assets	48,547	1.4	(4.1)	47,863
Efficiency ratio (%)	34.2			35.4
NPL ratio (%)	2.3			2.3
NPL coverage ratio (%)	126			127
Cost of risk (%)	3.35			3.40

(1) Figures at constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 33

The weight of retail and wholesale portfolios remained practically unchanged at the end of June relative to published data through March 31 (51% and 49% respectively). Wholesale lending was up 1.1% on December and 2.4% over the quarter. Business loans continue to perform particularly well, including loans to corporate clients and mid-sized companies, which have risen by 2.6% so far this year, excluding developer loans. Meanwhile lending to housing developers remains on a positive trend since last year, with an increase of 1.8% in the first six months of the year.

The retail portfolio has registered growth of 3.6% in the first half of the year and 1.7% over the second quarter. This portfolio continues to be buoyed mainly by lending to SMEs and for auto finance, which rose 9.3% and 7.8% respectively over the last six months. Meanwhile, credit cards declined by 1.5% over the same period, though new production during the first six months of the year rose by 9.8% year-on-year. The mortgage portfolio continues to show the effect of maturities on the overall amount, which increased by 3.6% over the last six months.

These developments in lending have been accompanied by asset quality indicators which remained stable relative March 31, 2017 and December 31, 2016. Accordingly, the NPL and NPL coverage ratios stood at 2.3% and 126% respectively at the end of June.

Total customer funds (customer deposits under management, mutual funds and other off-balance sheet funds) posted half-year growth of 3.7% (up 2.8% in the second quarter of the year). All products continued to perform positively: current and savings accounts rose 3.6% year-on-year (up 1.7% on the previous quarter), and time deposits grew by 3.4% (up 3.7% over the quarter). BBVA in Mexico has a profitable funding mix with low-cost items continuing to account for over 81% of total customer deposits under management. Mutual funds registered growth of 3.5% over the half-year and 3.1% over the quarter.

Results

The highlights of the income statement for Mexico for the first half of 2017 are summarized below:

Positive performance of net interest income, with a year-on-year increase of 9.2%, driven primarily by greater activity volumes and the favorable development of customer spreads.

Good performance of net fees and commissions, with growth of 11.7% over the last twelve months. These remain strongly influenced by an increased volume of transactions with credit card customers and fees from online and investment banking.

Strong growth in NTI (up 25.3% year-on-year) thanks to a very good performance from the Global Markets unit in the first part of the year.

In the other income/expenses line (up 24.3% year-on-year), earnings from insurance activity performed strongly, partly due to the change introduced at the end of 2016 relating to the method for calculating mathematical reserves.

Operating expenses continued to grow at a controlled pace (up 4.3% year-on-year) and below the area’s gross income growth of 10.5%. As a result, the efficiency ratio stood at 34.2% in the first half of 2017.

Impairment losses on financial assets grew by 10.0% year-on-year, slightly more than the increase in the loan-book over the same period (up 8.8%). The above puts the area’s cumulative cost of risk at 3.35%.

Overall, BBVA in Mexico posted a net attributable profit for the first six months of the year of €1,080m, a year-on-year increase of 16.4%.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 34

Turkey

Highlights

•	Solid growth in lending.

•	Good performance of deposits, both in Turkish lira and foreign currency, strongly focused on current and savings accounts.

•	Very good performance of more recurring revenues, cost discipline and reduction of loan-loss provisions.

•	Improvement of the asset quality indicators, which have performed better than in the rest of the sector.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 35

Macro and industry trends

According to the most recent figures from the Turkish Statistical Institute, Turkey’s economic growth is accelerating significantly, now standing at 5% in year-on-year terms in the first quarter of 2017, strongly influenced by the fiscal stimulus and solid growth of exports. This acceleration could continue into the second quarter, supported by increased orders, imports of intermediate goods, robust exports, the delayed effects of the significant increase in credit thanks to the Credit Guarantee Fund (CGF), the extension of tax cuts on durable goods, and fiscal expansion. Higher than expected growth in the first quarter, together with signs of stronger private demand, could lead to overall economic growth for 2017 of around 5%, according to BBVA Research estimates.

Despite being still high, inflation has fallen to 10.9% (June 2017 data) as a result of movements in food and energy prices. Core inflation has moderated slightly, but given inflationary pressure and possible second-round effects, headline inflation is likely to remain in double-digits until the end of the year.

Against this backdrop, the Central Bank of Turkey (CBRT) has been tightening monetary policy since the end of last year, with an increase of around 367 basis points in the average funding rate (from 8.31% to 11.98%) year-to-date. Moreover, the CBRT has declared that this restrictive stance would be maintained until the prospects for inflation show a significant improvement.

The Turkish financial sector has again increased the trend in year-on-year credit growth at the end of the first half of 2017, according to CBRT data. Adjusted for the effect of the depreciation of the lira, this rise is 17.6% to June 30, due basically to commercial lending fostered by the Government’s

CGF. Deposit gathering has been fairly strong (also according to CBRT information), with a year-on-year growth of 12.1%, according to data at the close of June, and also adjusted for the exchange-rate effect. Turkish-lira deposits grew by 5% and foreign-currency deposits by 16%. As a result of the rapid expansion of credit, interest rates on deposits have grown by around 180 basis points in the second quarter. Finally, the NPL ratio in the system remains at 3.05%, according to the latest available information from the CBRT as of June 30.

Financial statements and relevant business indicators (Million euros and percentage)

Income statement	1H17	Δ %	Δ % (1)	1H16
Net interest income	1,611	0.3	21.3	1,606
Net fees and commissions	352	(10.3)	8.4	392
Net trading income	9	(93.0)	(91.6)	128
Other income/expenses	26	(7.0)	12.3	28
Gross income	1,998	(7.2)	12.1	2,154
Operating expenses	(768)	(7.8)	11.4	(833)
Personnel expenses	(407)	(7.0)	12.4	(438)
Other administrative expenses	(267)	(12.8)	5.4	(307)
Depreciation	(93)	5.5	27.5	(88)
Operating income	1,230	(6.9)	12.6	1,321
Impairment on financial assets (net)	(239)	(20.7)	(4.2)	(301)
Provisions (net) and other gains (losses)	18	n.s.	n.s.	1
Profit/(loss) before tax	1,010	(1.1)	19.5	1,022
Income tax	(201)	(1.0)	19.7	(203)
Profit/(loss) for the year	809	(1.2)	19.4	819
Non-controlling interests	(436)	(11.9)	6.4	(495)
Net attributable profit	374	15.3	39.3	324

Balance sheets	30-06-17	Δ %	Δ % (1)	31-12-16
Cash, cash balances at central banks and other demand deposits	1,917	(29.6)	(23.8)	2,724
Financial assets	12,264	(10.3)	(2.9)	13,670
Loans and receivables	66,420	2.5	10.9	64,814
of which loans and advances to customers	55,248	(0.7)	7.6	55,612
Tangible assets	1,385	(3.1)	4.9	1,430
Other assets	1,909	(14.3)	(7.3)	2,229
Total assets/liabilities and equity	83,895	(1.1)	7.0	84,866
Financial liabilities held for trading and designated at fair value through profit or loss	615	(39.0)	(33.9)	1,009
Deposits from central banks and credit institutions	13,210	(2.1)	6.0	13,490
Deposits from customers	46,780	(1.0)	7.2	47,244
Debt certificates	8,649	9.4	18.4	7,907
Other liabilities	11,896	(7.7)	(0.1)	12,887
Economic capital allocated	2,745	17.8	27.6	2,330

Relevant business indicators	30-06-17	Δ %	Δ % (1)	31-12-16
Loans and advances to customers (gross) (2)	57,527	(0.7)	7.5	57,941
Non-performing loans and guarantees given	1,766	(10.9)	(3.6)	1,982
Customer deposits under management (2)	47,196	(0.6)	7.6	47,489
Off-balance sheet funds (3)	3,913	4.3	12.9	3,753
Risk-weighted assets	67,270	(4.4)	3.5	70,337
Efficiency ratio (%)	38.4			40.8
NPL ratio (%)	2.5			2.7
NPL coverage ratio (%)	135			124
Cost of risk (%)	0.84			0.87

(1) Figures at constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 36

Activity

In March 2017, BBVA completed the acquisition of an additional 9.95% stake in the share capital of Garanti, increasing BBVA’s total stake in this entity to 49.85%, which continues to be incorporated into the Group’s financial statements by the full integration method.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The solid growth of lending activity (performing loans under management) in the area in the first quarter of 2017 has continued into the second quarter. The total portfolio has accelerated its growth rate so far this year to 8.0%, boosted once more by the Turkish lira loans. The trend in foreign-currency loans continues to be muted. By segments, business banking loans and consumer loans continue to perform favorably. The CGF program, backed by the Turkish Treasury to boost business loans, continues to contribute positively to the increase in lending, above all in Turkish lira. In addition, favorable trend in mortgage loans and general purpose loan portfolios cotinues but with price discipline at the same time. It is worth noting that Garanti is strengthening its market position in the credit card segment, mainly due to the increase in commercial credit cards. Overall, the bank is maintaining its leading position in consumer lending, mortgages, auto loans and company credit cards.

In asset quality, the NPL ratio fell to 2.5%, well below the sector average, and the NPL coverage ratio climbs to 135%.

Customer deposits remain the main source of funding for the balance sheet in the area, with their proportion growing to 56% of total liabilities and growth of 7.6% in the last six months. Deposits in both Turkish lira and foreign currency are growing. There was a good performance of current and savings accounts, which grew by 9.5% over the first-half. In this regard, it is worth of note that the average balance of low cost deposits (current and savings accounts) in the area as of 30-Jun-2017 represents 26.2% of total balance-sheet deposits (current and savings accounts plus time deposits), well above the sector average (around 21%). The above has a bigger positive effect in Garanti’s cost of financing than the sector.

Results

Turkey has generated a cumulative net attributable profit through June 2017 of € 374m, up 39.3% on the figure in the same period in 2016. The most significant aspects of the year-on-year changes of the income statement are as follows:

Positive performance of net interest income (up 21.3%) due to an increase in activity and good management of customer spreads against a backdrop of high interest rates (adequate liability mix with higher weighting of low cost products and rising of loan yields). In addition, the upward revision of inflation expectations from 7% to 9% used for the valuation of CPI linker bonds has had a positive contribution of € 24m in this line.

Income from fees and commissions continues to perform well (up 8.4%), thanks to good diversification (payment systems, money transfers, loans, insurance, etc.). This positive performance is achieved despite the lower generation of fees for account maintenance due to the suspension of charges in the retail segment implemented by the Turkish Council of State in January 2016, and the high revenues generated in the same period of 2016 by the Miles & Smiles program.

Reduction of NTI (down 91.6%) due mainly to the capital gains generated in the first half of 2016 derived from the VISA deal.

Overall, gross income was 12.1% higher than in the first six months of 2016.

Operating expenses continue under control, which have reduced the efficiency ratio to 38.4% (39.8% in the first quarter of 2017 and 40.8% in 2016). Over the quarter this heading fell by 2.4%. However, in the cumulative figure for the half-year there was a year-on-year increase of 11.4%, basically due to the high level of inflation and the impact of the depreciation of the Turkish lira on the cost items denominated in foreign currency.

A decrease in impairment losses on financial assets (down 4.2% year-on-year). As a result, the cost of risk in the area closed the half-year at 0.84%.

Finally, BBVA Group’s additional stake of 9.95% in Garanti’s capital has had a positive effect of approximately € 54m of less non-controlling interests heading.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 37

South America

Highlights

•	Growth of activity in the region continues to moderate, in line with the current macro economic situation.

•	Customer funds are increasing at a good pace.

•	Positive trend of more recurring revenues.

•	Expenses conditioned by the high level of inflation in some countries.

•	The macroeconomic environment continues to influence the behavior of the risk indicators.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 38

Macro and industry trends

South America is emerging from a weak cyclical position. In recent years, the region has seen a contraction in activity caused mainly by declining external demand and commodity prices (the latter has a significant impact on performance) and, more recently, by factors related to political issues.

There are currently some signs of a change in trend enabling the region to post modest growth this year, which should consolidate over the coming years. This recovery will be led, above all, by Argentina.

Inflation is slowing in most countries, given the modest depreciation of South American currencies against the dollar and the spare capacity built up following the decline in economic activity in recent years. Accordingly, monetary policy is shifting toward a more relaxed stance (except in Argentina), as central banks put greater emphasis on supporting the recovery, in the absence of a clear threat from inflationary pressures.

As regards the financial systems within BBVA’s regional footprint, the macroeconomic backdrop and reduced levels of banking penetration in these countries in aggregate terms

(with obvious differences between countries), is enabling the main indicators of profitability and solvency to remain elevated while limiting non-performing loans. In addition, there has been sustained growth in lending and deposits.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rates, unless expressly stated otherwise. These rates, together with changes at the current exchange rates, can be seen in the attached tables of financial statements and relevant business indicators.

Lending (performing loans under management) increased slightly on the close of December 2016 (up 1.2%), still hampered by weak economic growth in the region, and changes in the portfolios denominated in U.S. dollars (impacted by the depreciation of the dollar against some local currencies). By segments, the strong performance of the individual customer segment (particularly consumer finance and mortgages) offset the moderation in the commercial and public sectors. By country, the fastest growth was in Argentina (up 15.2%), Chile (up 3.8%) and Colombia (up 2.2%). In summary, the loan book grew by 6.4% in the region in year-on-year terms, slowing relative to the end of 2016, but slightly better than growth at March 30, 2017, supported by the credit card and consumer finance portfolios, which both saw double-digit growth in year-on-year terms.

Financial statements and relevant business indicators (Million euros and percentage)

Income statement	1H17	Δ %	Δ % (1)	1H16
Net interest income	1,617	12.3	10.3	1,441
Net fees and commissions	352	17.6	15.3	299
Net trading income	247	(22.7)	(6.0)	319
Other income/expenses	36	n.s.	n.s.	(59)
Gross income	2,252	12.6	10.3	1,999
Operating expenses	(1,041)	12.9	11.4	(921)
Personnel expenses	(538)	12.5	10.4	(479)
Other administrative expenses	(442)	11.6	10.6	(396)
Depreciation	(60)	28.6	29.8	(47)
Operating income	1,211	12.4	9.4	1,078
Impairment on financial assets (net)	(375)	53.0	46.6	(245)
Provisions (net) and other gains (losses)	(46)	61.2	3.7	(29)
Profit/(loss) before tax	790	(1.8)	(2.1)	804
Income tax	(229)	(15.3)	(4.5)	(271)
Profit/(loss) for the year	560	5.1	(1.1)	533
Non-controlling interests	(156)	11.9	4.3	(139)
Net attributable profit	404	2.7	(3.0)	394

Balance sheets	30-06-17	Δ %	Δ % (1)	31-12-16
Cash, cash balances at central banks and other demand deposits	8,320	(21.4)	(12.2)	10,586
Financial assets	11,953	11.3	20.1	10,739
Loans and receivables	50,533	(6.5)	1.1	54,057
of which loans and advances to customers	45,791	(6.0)	1.7	48,718
Tangible assets	749	(7.2)	5.4	807
Other assets	1,768	2.2	10.9	1,729
Total assets/liabilities and equity	73,323	(5.9)	2.2	77,918
Financial liabilities held for trading and designated at fair value through profit or loss	2,372	(8.3)	(1.3)	2,585
Deposits from central banks and credit institutions	6,385	(4.1)	1.8	6,656
Deposits from customers	44,713	(6.7)	1.9	47,927
Debt certificates	7,069	(5.1)	1.7	7,447
Other liabilities	9,876	(6.8)	1.2	10,600
Economic capital allocated	2,909	7.6	18.0	2,703

Relevant business indicators	30-06-17	Δ %	Δ % (1)	31-12-16
Loans and advances to customers (gross) (2)	47,434	(5.7)	2.0	50,316
Non-performing loans and guarantees given	1,834	12.0	19.9	1,637
Customer deposits under management (3)	44,991	(6.9)	1.7	48,334
Off-balance sheet funds (4)	12,323	3.5	12.1	11,902
Risk-weighted assets	53,755	(6.4)	2.2	57,443
Efficiency ratio (%)	46.2			46.7
NPL ratio (%)	3.5			2.9
NPL coverage ratio (%)	94			103
Cost of risk (%)	1.52			1.15

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 39

In terms of asset quality, the macroeconomic situation continues to shape the NPL and NPL coverage ratios, which closed the first half of the year at 3.5% and 94% respectively.

On the liabilities side, customer funds have continued to grow at a healthy pace, registering an increase over the first six months of 3.7% (up 10.8% in year-on-year terms). This trend in customer funds is explained by the good performance of transactional funds and off-balance sheet funds, with particularly positive trends in Argentina (up 14.4% in the half-year) and Colombia (up 6.9% over the same period).

Results

In the first half of the year, South America posted a net attributable profit of € 404m, down 3.0% year-on-year on the same period in 2016 (up 2.7% at current exchange rates). The key aspects of the year-on-year changes in the income statement in the area are:

Gross income has grown by 10.3%, thanks to the strong capacity to generate recurring revenues in the area. In this regard, net interest income is up 10.3% and net fees and commissions have grown by 15.3%. There was a lower contribution from NTI, basically due to Argentina (lower revenues from securities trading) and Colombia (in 2016 capital gains were registered from the sale of holdings).

Operating expenses have increased by 11.4% year-on-year. However, this heading increased by less than the area’s gross income, if Argentina is excluded (with its high inflation).
Impairment losses on financial assets increased by 46.6%, reflecting the still weak economic growth in the region. Furthermore, this line item is affected by the impact of provisions associated with one particular customer. As a result, the cumulative cost of risk stood at 1.52% for the first half of the year (1.15% in 2016 and 1.49% in the first quarter of 2017).

By country, recurring revenues performed well in Argentina; net interest income grew more rapidly in the second quarter of 2017, and the figures for cumulative fees have been excellent. However, expenses continue to be affected by high inflation, which is why the country’s earnings have declined by 8.2% relative to the same period of 2016. In Chile, positive developments in gross income (net interest income is growing thanks to growth in lending and effective management of spreads) and the decline in expenses comfortably offset the rise in loan-loss provisioning and the increase in the nominal tax rate. Accordingly, the country recorded a net attributable profit 63.2% up on the first half of 2016. In Colombia, gross income performed strongly, thanks to positive developments in net interest income and fees, albeit mitigated by lower NTI (the same period of 2016 included capital gains from the sale of holdings) and an increase in loan-loss provisioning. As a result, net attributable profit was 40.3% lower than the same period of 2016. In Peru, earnings are 1.1% above the figure for the first half of last year, since the good performance of NTI and the reduction in expenses have largely been mitigated by limited growth in recurring revenues and greater loan-loss provisions.

South America. Data per country (Million euros)

		Operating income				Net attributable profit
Country	1H17	Δ %	Δ %(1)	1H16	1H17	Δ %	Δ % (1)	1H16
Argentina	232	(15.2)	(9.8)	273	106	(13.7)	(8.2)	123
Chile	219	42.6	32.5	153	96	75.6	63.2	54
Colombia	329	25.4	13.9	262	84	(34.2)	(40.3)	128
Peru	365	11.8	5.1	326	85	7.6	1.1	79
Other countries (2)	67	7.0	36.4	62	33	253.1	87.5	9
Total	1,211	12.4	9.4	1,078	404	2.7	(3.0)	394
(1)	Figures at constant exchange rate.
(2)	Venezuela, Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America. Relevant business indicators per country (Million euros)

	Argentina		Chile		Colombia		Peru
	30-06-17	31-12-16	30-06-17	31-12-16	30-06-17	31-12-16	30-06-17	31-12-16
Loans and advances to customers (gross) (1, 2)	4,729	4,073	14,240	13,676	12,027	11,603	13,172	13,906
Deposits from customers	45	36	373	404	634	455	686	649
Customer deposits under management (1, 3)	6,646	6,059	9,011	9,377	12,123	11,584	12,217	12,792
Off-balance sheet funds (1, 4)	1,392	967	1,554	1,392	982	676	1,546	1,454
Risk-weighted assets	8,785	8,717	13,417	14,300	11,805	12,185	15,536	17,400
Efficiency ratio (%)	60.1	53.8	44.9	49.1	36.5	38.9	36.3	35.8
NPL ratio (%)	0.9	0.8	2.4	2.6	5.1	3.5	4.1	3.4
NPL coverage ratio (%)	294	391	69	66	86	105	101	106
Cost of risk (%)	1.13	1.48	0.84	0.74	2.83	1.34	1.43	1.31
(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 40

Rest of Eurasia

Highlights

•	The loan book continues its upward path begun in the fourth quarter of 2016.

•	Reduction in the balance of deposits.

•	Slight decline in earnings, which compare with an excellent performance during the first half of 2016.

•	Improvement in the asset quality indicators.

Macro and industry trends

Economic recovery in the Eurozone has gained traction since the close of last year, according to figures from Eurostat, with a quarterly rise of 0.5% in the fourth quarter of 2016 and 0.6% in the first quarter of 2017, supported by the growth of global demand in a context of generally improved confidence. However, uncertainty remains high. Some stimuli that are supporting the recovery could fade out over the coming quarters, making it difficult to imagine a much greater acceleration moving forward in an economy that has already been growing above its potential since 2015. Overall, BBVA Research expects growth of around 2% in 2017, with greater support from the foreign sector and investment offsetting some moderation in private consumption. Fiscal policy will remain expansive in the area as a whole. The ECB remains cautious with respect to the future of inflation and is still committed to an accommodative monetary policy, despite the greater optimism with respect to growth.

Activity and results

This business area basically includes the retail and wholesale business of the Group in Europe (excluding Spain) and Asia.

The area’s loan book (performing loans under management) increased 5.4% in the first half of 2017 on the figure at the close of 2016, with growth in the branches in both Europe (up 5.9%) and Asia (up 3.6%).

With respect to the main credit risk indicators, since March 2017 there has been a slight improvement in the NPL ratio, which closed June at 2.6% (compared with 2.8% at the close of March 2017, and 2.7% in December), while the NPL coverage ratio has increased to 82% (75% as of 31-Mar-2017 and 84% as of 31-Dec-2016).

Customer deposits under management have fallen by 22.4% in the half-year, due to the reduction in branches in Europe (down 15.5%) and those in Asia (down 49.2%) and influenced by the negative interest-rate environment.

Financial statements and relevant business indicators (Million euros. Percentage)

Income statement	1H17	Δ %	1H16
Net interest income	95	10.8	86
Net fees and commissions	82	(9.2)	90
Net trading income	80	34.0	59
Other income/expenses	(0)	n.s.	42
Gross income	256	(7.8)	278
Operating expenses	(154)	(8.4)	(168)
Personnel expenses	(80)	(10.1)	(89)
Other administrative expenses	(68)	(7.3)	(73)
Depreciation	(6)	4.3	(6)
Operating income	102	(6.8)	110
Impairment on financial assets (net)	9	n.s.	(9)
Provisions (net) and other gains (losses)	(7)	n.s.	2
Profit/(loss) before tax	104	1.8	103
Income tax	(31)	12.1	(28)
Profit/(loss) for the year	73	(2.1)	75
Non-controlling interests	0	-	0
Net attributable profit	73	(2,1)	75

Balance sheets	30-06-17	Δ %	31-12-16
Cash, cash balances at central banks and other demand deposits	792	(40.8)	1,337
Financial assets	1,131	(36.7)	1,787
Loans and receivables	16,525	6.1	15,574
of which loans and advances to customers	16,298	6.3	15,325
Inter-area positions	-	-	-
Tangible assets	37	(2.7)	38
Other assets	322	(12.8)	369
Total assets/liabilities and equity	18,807	(1.6)	19.106
Financial liabilities held for trading and designated at fair value through profit or loss	52	(23.4)	67
Deposits from central banks and credit institutions	2,435	(8.8)	2,670
Deposits from customers	7,304	(22.3)	9,396
Debt certificates	242	(23.2)	315
Inter-area positions	7,442	54.3	4,822
Other liabilities	365	(36.8)	577
Economic capital allocated	968	(23.1)	1,259

Relevant business indicators	30-06-17	Δ %	31-12-16
Loans and advances to customers (gross) (1)	16,816	6.2	15,835
Non-performing loans and guarantees given	652	3.0	633
Customer deposits under management (2)	7,237	(22.4)	9,322
Off-balance sheet funds (3)	363	(1.0)	366
Risk-weighted assets	14,144	(9.5)	15,637
Efficiency ratio (%)	60.2		69.6
NPL ratio (%)	2.6		2.7
NPL coverage ratio (%)	82		84
Cost of risk (%)	(0.14)		(0.22)
(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 41

With respect to earnings, gross income has fallen by 7.8% on the same period last year, mainly due to the payment, in 2016, of the CNCB dividend. In addition, operating expenses continue to moderate (down 8.4% year-on-year), due mainly to personnel expenses and general expenses being kept in check. Finally, it was a period with no relevant changes over the period in impairment losses on financial assets. As a result, this geographic area has contributed a net attributable profit in the first half of 2017 of € 73m, 2.1% less than in the same period in 2016.

JANUARY-JUNE 2017	BUSINESS AREAS	P . 42

Corporate Center

The Corporate Center basically includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding earnings, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. The Corporate Center’s income statement has been influenced mainly by:

Greater contribution from NTI than in the same period last year, mainly due to the booking in the first quarter of 2017 of € 204m before tax (€ 174m after tax) in capital gains from the sale on the market of 1.7% of CNCB.

Payment of the Telefónica dividend in the second quarter (€ 53m). The amount is lower than that paid in the second quarter of 2016 as a result of the reduction of the dividend paid by the entity (from € 0.4 to € 0.2 per share).

Containment of operating expenses, which declined 2.7% year-on-year.

Overall, the Corporate Center posted a cumulative negative result of € 401m, compared with a bigger loss of € 520m in the first half of 2016.

Financial statements (Million euros. Percentage)

Income statement	1H17	Δ %	1H16
Net interest income	(190)	(22.3)	(245)
Net fees and commissions	(47)	(14.2)	(55)
Net trading income	244	172.7	89
Other income/expenses	36	(55.4)	80
Gross income	42	n.s.	(130)
Operating expenses	(439)	(2.7)	(451)
Personnel expenses	(238)	3.0	(231)
Other administrative expenses	(45)	(27.9)	(63)
Depreciation	(156)	(1.0)	(158)
Operating income	(397)	(31.7)	(582)
Impairment on financial assets (net)	(1)	(97.5)	(26)
Provisions (net) and other gains (losses)	(49)	(40.0)	(81)
Profit/(loss) before tax	(447)	(35.1)	(688)
Income tax	61	(64.4)	171
Profit/(loss) for the year	(386)	(25.4)	(517)
Non-controlling interests	(15)	n.s.	(3)
Net attributable profit	(401)	(22.9)	(520)

Balance sheets	30-06-17	Δ %	31-12-16
Cash, cash balances at central banks and other demand deposits	2	n.s.	(2)
Financial assets	1,784	6.5	1,675
Loans and receivables	-	-	130
of which loans and advances to customers	-	-	130
Inter-area positions	(5,025)	7.9	(4,658)
Tangible assets	1,961	(3.1)	2,023
Other assets	19,939	4.8	19,017
Total assets/liabilities and equity	18,662	2.6	18,186
Financial liabilities held for trading and designated at fair value through profit or loss	-	-	-
Deposits from central banks and credit institutions	11	n.s.	-
Deposits from customers	-	-	-
Debt certificates	9,245	(11.9)	10,493
Inter-area positions	(18,270)	(4.9)	(19,217)
Other liabilities	651	(75.6)	2,666
Economic capital allocated	(25,739)	(3.1)	(26,559)
Shareholders’ funds	52,764	3.9	50,803

JANUARY-JUNE 2017	ANNEX	P . 43

Annex

Other information: Corporate & Investment Banking

Highlights

•	Continued pressure on margins and excess liquidity.

•	Lending has remained flat since March 2017.

•	Increase of deposits year-to-date.

•	Positive trend in earnings, strongly supported by good performance of revenues, cost restraint and lower provisions.

•	Stable risk indicators.

JANUARY-JUNE 2017	ANNEX	P . 44

Macro and industry trends

In the first half of 2017, and specifically in the second quarter of the year, the financial markets experienced a low level of volatility and lack of financial tension, despite some political uncertainty in developed countries and the expected progress in the normalization of monetary policy by the central banks.

Against this backdrop, in the United States equity market has continued its upward trend, boosted by the still low interest rates and limited volatility.

In Europe, the victory of Macron in France, the lack of an agreement in Italy on electoral reform and the agreement on

Greece have given a positive tone to the markets, boosting the equity markets and moderating the country risk premium in the peripherals and in France. Against this backdrop, everything suggests that the ECB is prepared to start a normalization process, given the improvement in the cyclical situation and the disappearance of the risk of deflation. This imminent turning point has had an impact on the market: specifically, long-term interest rates have picked up and the euro has gained against the dollar.

In summary, the environment of low volatility, U.S. rates anchored at moderate levels and the current stability of

Chinese growth, have been favorable for emerging assets in general, including currency, equity and fixed-income. However, some specific countries linked to commodities have experienced some tension, slowed down by a change in the trend in the oil price.

In the coming months an increase in volatility cannot be ruled out in the face of expectations that abundant liquidity in the markets will be moderated as central banks make progress in the strategy of switching to a less expansive policy.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at the current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The market context remains unchanged, with margins squeezed and surplus liquidity. Lending (performing loans under management) has remained flat since March 2017 (up 0.1%). However, there has been a decrease of 2.2% year-to-date. Performance has varied by geographic area: outstanding growth in the Rest of Europe, Asia, Mexico, Argentina and Chile, and a decline in Spain, the United States,

Colombia and Peru.

Financial statements and relevant business indicators (Million euros and percentage)

Income statement	1H17	Δ%	Δ%(1)	1H16
Net interest income	545	(19.0)	(18.5)	673
Net fees and commissions	359	17.7	17.4	305
Net trading income	463	92.5	103.9	241
Other income/expenses	94	5.4	4.7	89
Gross income	1,461	11.7	13.1	1,307
Operating expenses	(502)	(0.9)	(1.0)	(507)
Personnel expenses	(248)	(5.0)	(5.1)	(262)
Other administrative expenses	(200)	1.6	1.4	(197)
Depreciation	(53)	11.0	11.5	(48)
Operating income	959	19.8	22.3	800
Impairment on financial assets (net)	(24)	(87.6)	(87.8)	(194)
Provisions (net) and other gains (losses)	(24)	(48.8)	(51.2)	(47)
Profit/(loss) before tax	911	62.7	69.1	560
Income tax	(255)	53.0	60.4	(167)
Profit/(loss) for the year	655	66.8	72.7	393
Non-controlling interests	(66)	16.1	23.8	(57)
Net attributable profit	589	75.4	80.7	336

Balance sheets	30-06-17	Δ %	Δ %(1)	31-12-16
Cash, cash balances at central banks and other demand deposits	2,337	(10.1)	(4.3)	2,600
Financial assets	75,554	(8.6)	(8.8)	82,666
Loans and receivables	82,259	(6.5)	(5.4)	87,988
of which loans and advances to customers	58,622	(3.0)	(1.6)	60,428
Inter-area positions	-	-	-	-
Tangible assets	32	(9.0)	(10.4)	35
Other assets	2,730	9.5	13.1	2,492
Total assets/liabilities and equity	162,911	(7.3)	(6.7)	175,781
Financial liabilities held for trading and designated at fair value through profit or loss	51,506	(6.0)	(5.5)	54,785
Deposits from central banks and credit institutions	38,832	(11.1)	(11.9)	43,705
Deposits from customers	45,312	1.1	2.1	44,836
Debt certificates	481	(16.2)	(15.4)	574
Inter-area positions	19,373	(19.1)	(16.8)	23,957
Other liabilities	3,642	(5.4)	(5.3)	3,850
Economic capital allocated	3,765	(7.6)	(6.7)	4,074

Relevant business indicators	30-06-17	Δ %	Δ %(1)	31-12-16
Loans and advances to customers (gross) (2)	52,991	(3.9)	(2.4)	55,160
Non-performing loans and guarantees given	678	(16.1)	(12.8)	808
Customer deposits under management (2)	37,419	(0.5)	0.8	37,616
Off-balance sheet funds (3)	1,367	18.1	27.0	1,157
Efficiency ratio (%)	34.4			37.7
NPL ratio (%)	0.8			1.0
NPL coverage ratio (%)	89			79
Cost of risk (%)	0.10			0.12

(1) Figures at constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-JUNE 2017	ANNEX	P . 45

As regards asset quality indicators, the NPL ratio has improved on December 2016 and remains stable with respect to March 2017 (0.8% as of 30-Jun-2017, 0.8% as of 31-Mar-2017 and 1.0% as of 31-Dec-2016), and the NPL coverage ratio closed at 89% (93% as of the close of the first quarter of 2017 and 79% as of the close of 2016).

There has been a fall of 2.6% in total customer funds over the last three months, strongly focused in Spain (down 2.9%) and the Rest of Eurasia (down 41.5%). The rest of geographical areas have reported significant growth. However, there was an increase of 1.5% year-to-date thanks to their favorable performance in Mexico and South America.

Results

CIB posted a net attributable profit of €589m in the first half of 2017, 80.7% up on the same period of 2016. This is mainly due to good revenue figures, contained expenses and a lower level of loan-loss provisions. The highlights of the income statement are summarized below:

Year-on-year increase in gross income of 13.1%, thanks to the results of managing market volatility, above all during the early part of the half-year, and the positive performance of activity with customers. The good performance of this item is bolstered strongly by the Deep Blue commercial initiative, whose aim is to proactively and selectively promote potential covered operations in a context of acquisitions.

The corporate finance business in the first half of the year was characterized by a high level of activity and significant marketing effort, thanks to which BBVA has won numerous mandates, some of which will be completed in the coming months.

The Equity Capital Markets (ECM) unit has continued

very active in the primary equity market. In addition to the transactions completed in the first quarter, it has participated in the biggest IPO so far this year in Spain (Gestamp); while in Europe BBVA has been present in the most significant transactions in the market, such as the IPO of ALD Automotive in France and the capital increases of Deutsche Bank in Germany and Credit Suisse in Switzerland.

From the point of view of mergers & acquisitions (M&A), the second quarter continued in line with the good outlook of the previous quarter, thus closing a good half year, both in terms number of deals and their volume. There is still a great deal of liquidity and interest on the part of international investors in investing in Spain and Portugal. The M&A market continues to take advantage of low interest rates and the good performance of the Spanish economy.

In addition, BBVA has demonstrated its leading position in green finance with the start-up of the green loans plan, following the success achieved in recent years with the green bonds format. Interest in the green bond market is expected to grow among issuers and financial institutions, which will have increasingly major quantitative and qualitative goals in terms of sustainability. BBVA believes in and is committed to this growing financial market.

Cumulative operating expenses have declined by 1.0% on the same period in 2016. The keys to this figure continue to be a slowdown in the growth of personnel and discretionary expenses, and the increase in costs associated with technology investment plan.

Lastly, it is worth of note the lower impairment losses on financial assets with respect to the first half of 2016 (when there were increased provisions arising from downgrades in the rating of oil & gas companies in the United States, above all in the first three months of this year).

JANUARY-JUNE 2017	OTHER INFORMATION	P . 46

Other information

Alternative Performance Measures (APMs)

BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). However, it also considers that some alternative performance measures (APMs) provide useful additional financial information that should be taken into account when evaluating performance. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information. These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.

BBVA Group’s APMs are given below. They are presented in accordance with the European Securities and Markets Authority (ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en). These guidelines are aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information to protect investors in the European Union. In accordance with the indications given in the guidelines, BBVA Group’s APMs:

Include clear and readable definitions of the APMs (paragraphs 21-25).

Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items (paragraphs 26-32).

Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers (paragraphs 33-34).

Do not have greater preponderance than measures directly stemming from financial statements (paragraphs 35-36).

Are accompanied by comparatives for previous periods (paragraphs 37-40).

Are consistent over time (paragraphs 41-44).

Book value per share

The book value per share determines the value of the company on its books for each share held by the shareholder.

Shareholders’ funds + Accumulated other comprehensive income
Number of shares outstanding - Treasury shares

Explanation of the formula: The figures for both the shareholders’ funds and accumulated other comprehensive income are taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend before publication. The denominator includes the final number of outstanding shares excluding own shares (treasury shares). The denominator is also adjusted to include the capital increase resulting from the execution of the “dividend options” explained above. Both the numerator and the denominator take into account specific balances.

Relevance of its use: It is important to know the company’s book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

Book value per share

			30/06/2017	30/06/2016	31/12/2016
Numerator (million euros)	+	Shareholders’ funds	54,823	51,761	52,821
	+	Dividend-option adjustment	-	-	-
	+	Accumulated other comprehensive income	(6,991)	(4,327)	(5,458)
Denominator (million euros)	+	Number of shares outstanding	6,668	6,480	6,567
	+	Dividend-option	-	-	-
	-	Treasury shares	8	28	7
=		Book value per share (euros / share)	7.18	7.35	7.22

JANUARY-JUNE 2017	OTHER INFORMATION	P . 47

Tangible book value per share

The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation.

Shareholders’ funds + Accumulated other comprehensive income - Intangible assets
Number of shares outstanding - Treasury shares

Explanation of the formula: The figures for shareholders’ funds, accumulated other comprehensive income and intangible assets are all taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend before publication. The denominator includes the final number of shares outstanding excluding own shares (treasury shares). The denominator is also adjusted to include the result of the capital increase resulting from the execution of the “dividend options” explained above. Both the numerator and the denominator take into account specific balances.

Relevance of its use: It is important to know the company’s book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

Tangible book value per share

			30/06/2017	30/06/2016	31/12/2016
Numerator (million euros)	+	Shareholders’ funds	54,823	51,761	52,821
	+	Dividend-option adjustment	-	-	-
	+	Accumulated other comprehensive income	(6,991)	(4,327)	(5,458)
	-	Intangible assets	9,047	9,936	9,786
Denominator (million euros)	+	Number of shares outstanding	6,668	6,480	6,567
	+	Dividend-option	-	-	-
	-	Treasury shares	8	28	7

=		Tangible book value per share (euros / share)	5.82	5.81	5.73

Dividend yield

This is the remuneration given to the shareholders in the last twelve calendar months divided into the closing price for the period.

SDividend per share over the last twelve months
Closing price

Explanation of the formula: The remuneration per share takes into account the gross amounts per share paid out over the last twelve months, both in cash and through the flexible remuneration system called the “dividend option”.

Relevance of its use: This ratio is generally used by analysts, shareholders and investors for companies and entities that are traded on the stock market. It compares the dividend paid by a company every year with its market price.

Dividend yield

		30/06/2017	30/06/2016	31/12/2016
Numerator (euros)	S Dividends	0.37	0.37	0.37
Denominator (euros)	Closing price	7.27	5.06	6.41
=	Dividend yield	5.1%	7.3%	5.8%

Non-performing loan (NPL) ratio

This is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance for customers and contingent risks.

Non-performing loans
Total credit risk

Explanation of the formula: Both non-performing loans and credit risk include contingent liabilities, now called collateral given. Their calculation is based on the headings in the first table on page 14 of this report.

Relevance of its use: This is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

JANUARY-JUNE 2017	OTHER INFORMATION	P . 48

Non-Performing Loans (NPLs) ratio

		30/06/2017	30/06/2016	31/12/2016
Numerator (million euros)	NPLs	22,422	24,834	23,595
Denominator (million euros)	Credit Risk	471,548	483,169	480,720
=	Non-Performing Loans (NPLs) ratio	4.8%	5.1%	4.9%

NPL coverage ratio

It reflects the degree to which the impairment of non-performing loans has been covered in the accounts via loan-loss provisions.

Impairment on financial assets (net)
NPL

Explanation of the formula: Non-performing loans include

contingent liabilities, now called collateral given. Their calculation is based on the headings in the first table on page 14 of this report.

Relevance of its use: This is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via loan-loss provisions.

NPL coverage ratio

		30/06/2017	30/06/2016	31/12/2016
Numerator (million euros)	Provisions	15,878	18,264	16,573
Denominator (million euros)	NPLs	22,422	24,834	23,595
=	NPL coverage ratio	71%	74%	70%

Efficiency ratio

It measures the percentage of gross income consumed by an entity’s operating expenses.

Operating expenses
Gross income

Explanation of the formula: Operating expenses are the sum of personnel expenses, plus administrative expenses, plus depreciation.

Relevance of its use: This ratio is generally used in the banking sector. It is also a ratio linked to one of the Group’s six Strategic Priorities.

Efficiency ratio

		1H17	1H2016	2016
Numerator (million euros)	Operating expenses	(6,311)	(6,332)	(12,791)
Denominator (million euros)	Gross income	12,718	12,233	24,653
=	Efficiency ratio	49.6%	51.8%	51.9%

ROE

The ROE ratio (return on equity) measures the return obtained on an entity’s shareholders’ funds.

Average shareholders’ funds
Average shareholders’ funds

Explanation of the formula:

Annualized net attributable profit: it measures the net profit attributable to the Group after deducting the results from non-controlling interests. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.

If extraordinary items (results from corporate operations) are included in the net attributable profit for the months covered, they are eliminated from the figure before it is annualized, and then added to the metric once it has been annualized.

Average shareholders’ funds: These are shareholders’ funds adjusted to take into account the result of the “dividend-option” at the closing dates before publication on which it was agreed to distribute this type of dividend. Average shareholders’ funds are a moving weighted average of shareholders’ funds over the last twelve calendar months.

JANUARY-JUNE 2017	OTHER INFORMATION	P . 49

Relevance of its use: This ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

In addition, a derivative of this metric may be reported, such as ROE not including the results from corporate operations.

In this case the numerator will not include the results from corporate operations.

ROE

		1H17	1H16	2016
Numerator (million euros)	Annualized attributable profit	4,651	3,684	3,475
Denominator (million euros)	Average shareholder’s funds	53,876	51,253	51,947
=	ROE	8.6%	7.2%	6.7%

ROTE

The ROTE ratio (return on tangible equity) measures the return on an entity’s shareholders’ funds, excluding intangible assets.

Annualized net attributable profit
Average shareholders’ funds - Average intangible assets

Explanation of the formula:

Annualized net attributable profit: calculated in the same way as ROE above.

Average shareholders’ funds: calculated in the same way as ROE above.

Average intangible assets: intangible assets on the balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as for shareholders’ funds.

Relevance of its use: This metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds not including intangible assets.

A derivative of this metric may also be reported, such as ROTE not including the results from corporate operations. In this case the numerator does not include the results from corporate operations.

ROTE

			1H17	1H16	2016
Numerator (million euros)		Annualized attributable profit	4,651	3,684	3,475
Denominator (million euros)	+	Average shareholder’s funds	53,876	51,253	51,947
	-	Average intangible assets	9,435	9,961	9,819
=		ROTE	10.5%	8.9%	8.2%

ROA

The ROA ratio (return on assets) measures the return obtained on an entity’s assets.

Annualized net income
Average total assets

Explanation of the formula:

Annualized net income: If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized. If extraordinary items (results from corporate operations) are included in the net attributable profit for the months covered, they are eliminated from the figure before it is annualized, and then added to the metric once it has been annualized.

Average total assets: A moving weighted average of the total assets in the last twelve calendar months.

Relevance of its use: This ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

A derivative of this metric may also be reported, such as ROA not including the results from corporate operations. In this case the numerator does not include the results from corporate operations.

JANUARY-JUNE 2017	OTHER INFORMATION	P . 50

ROA

		1H17	1H16	2016
Numerator (million euros)	Annualized net income	5,876	4,970	4,693
Denominator (million euros)	Average total assets	713,789	742,470	735,636
=	ROA	0.82%	0.67%	0.64%

RORWA

The RORWA ratio (return on risk-weighted assets) measures the accounting return obtained on average risk-weighted assets.

Annualized net income
Average risk-weighted assets

Explanation of the formula:

Annualized net income: calculated in the same way as ROA above.

Average risk-weighted assets (RWA): a moving weighted average of RWA over the last twelve calendar months.

Relevance of its use: This ratio is generally used in the banking sector to measure the return obtained on RWA.

A derivative of this metric may also be reported, such as RORWA not including the results from corporate operations. In this case the numerator does not include the results from corporate operations.

RORWA

		1H17	1H16	2016
Numerator (million euros)	Annualized net income	5,876	4,970	4,693
Denominator (million euros)	Average RWA	384,355	397,873	394,356
=	RORWA	1.53%	1.25%	1.19%

Other customer funds

It includes off-balance sheet funds (mutual funds, pension funds and other off-balance sheet funds) and customer portfolios.

Explanation of the formula: Sum of mutual funds + pension funds + other off-balance sheet funds + customer portfolios; as displayed in the table on page 16 of this report.

Relevance of its use: This metric is generally used in the banking sector, as apart from on-balance sheet funds, financial institutions manage other types of customer funds, such as mutual funds, pension funds, etc.

Other customer funds (Million euros)

		30/06/2017	30/06/2016	31/12/2016
+	Mutual funds	59,905	53,487	55,037
+	Pension Funds	33,412	32,033	33,418
+	Other off-balance sheet funds	3,217	3,370	2,831
+	Customer portfolios	40,510	41,287	40,805
=	Other customer funds	137,044	130,177	132,092

JANUARY-JUNE 2017	OTHER INFORMATION	P . 51

Main risks and uncertainties

BBVA Group’s risk management system and risk exposure is described in Note 7 “Risk management” of the consolidated interim Financial Statements.

Estimate of first implementation of IFRS9 regulation on financial instruments in 2018

As discussed in Note 2.3 (Recent IFRS pronouncements) to the consolidated interim Financial Statements, on January 1, 2018, the International Financial Reporting Standard - IFRS 9, which includes requirements for the classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting.

Since its issuance by the International Accounting Standard Board (IASB) in 2014, the Group has been analyzing this new standard and the implications it will have in 2018, both in the classification of portfolios and in the valuation models of financial instruments, and, especially in the models for calculating the impairment of financial assets through expected loss models.

On 13 July 2017, the European Banking Authority (hereinafter “EBA”) issued a second report on the implementation of IFRS9 in the European Union. This year, 54 entities from the European Union, including BBVA, participated in this exercise, which submitted preliminary information regarding the fiscal year ended December 31, 2016 on the process of developing methodologies for the implementation of this standard.

The aforementioned report detailed, at an aggregate level for all entities, each degree of progress of the entities’ projects as well as a preliminary estimate of the quantitative impacts of the first application of the standard. As published, the estimated average impact on the CET1 ratio would mean a reduction of 45 basis points (being 50 basis points for the 75th percentile of the sample) and the estimated average impact on the volume of provisions would imply an increase in the 13% (being 18% for the 75th percentile of the sample) over the current level of provisions.

With the preliminary information available as of the date of preparation of the consolidated interim financial statements for the first semester of 2017, the estimates available to the BBVA Group do not differ significantly from the ones indicated in the previous paragraph.

Notwithstanding the above, this impact is the best estimate that the BBVA Group has to date and is subject to modifications or changes to the estimates and criteria finally adopted in the first application on January 1, 2018.

Subsequent events

From July 1, 2017 to the date of preparation of these consolidated interim Financial Statements, no other subsequent events not mentioned above in these consolidated interim Financial Statements have taken place that could significantly affect the Group’s earnings or its equity position.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 31, 2017

By: /s/ Ricardo Gómez Barredo
Name: Ricardo Gómez Barredo
Title: Global Head of Accounting and Supervisors